Form 20-F
period 2003-12-31
PENN BIOTECH INC
filed 2004-07-15
CIK 1212787

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20 - F
(MARK  ONE)

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       or
   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                  For the fiscal year ended  December 31, 2003
                                             -----------------
                                       or
    [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
  EXCHANGE ACT OF 1934  For the transition period from __________ or __________

                       COMMISSION FILE NUMBER:  333-102931

                                PENN BIOTECH INC.
             (Exact name of registrant as specified in its charter)

                            British Columbia, Canada
                            ------------------------
                 (Jurisdiction of incorporation or organization)

  16thFloor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
  ----------------------------------------------------------------------------
                             Telephone: 604-683-0082
                             -----------------------
                     (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:

Title  of  Each Class                  Name of Each Exchange On Which Registered
---------------------                  -----------------------------------------

---------------------                  -----------------------------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common shares
--------------------------------------------------------------------------------
                                (Title of Class)

  Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common  shares  outstanding:  December  31,  2003:  21,273,324

Indicate  by  check  mark  whether  the  registrant:  (1)  has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
(1)  [X]  Yes  [  ]  No   (2)  [X]  Yes  [  ]  No

Indicate  by  check  mark  which  financial  statement  item  the registrant has selected  to  follow.
[ ]  Item  17  [X]  Item  18

                                     PART I

ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIORMANAGEMENT  AND  ADVISERS
-------------------------------------------------------------------

A.  DIRECTORS  AND  SENIOR  MANAGEMENT
SEE  ITEM  4.C.

B.  ADVISERS
Principal  banker:     Bank  of  Montreal
                       First  Bank  Tower,  595  Burrard  Street,
                       Vancouver,  B.C.  V7X  1L7  Canada

C.  AUDITORS
D  &  H  Group,  Chartered  Accountants
10th  Floor,  1333  West  Broadway,  Vancouver,  B.C.  V6H  4C1  Canada

ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE
-----------------------------------------------------
Not  Applicable

ITEM  3.  KEY  INFORMATION
--------------------------
A.     SELECTED  FINANCIAL  DATA

The selected financial and other data set forth below should be read in conjunction with the audited financial statements of Penn Biotech Inc. as of December 31, 2003 and 2002 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal year ended December 31, 2003 and for the period ended December 31 2002 are derived from the audited financial statements of the Company, which have been audited by D & H Group, chartered accountants. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.


STATEMENT OF OPERATIONS (in U.S. dollars)
Select information
--------------------------------------------------------------------------------------
Year ended December 31, 2003 and from inception October 23, 2002 to December 31, 2002
--------------------------------------------------------------------------------------
                                                  Year ended 2003   Period ended 2002
                                                 ----------------  ------------------
Revenue - Sales. . . . . . . . . . . .  . . . .  $              0  $                0
                                                 ----------------  ------------------
Operating expenses
   Seed potato crop costs. . . . . . .  . . . .           100,041                   0
   General & admin . . . . . . . . . .  . . . .           148,324              25,843
                                                 ----------------  ------------------

Net loss . . . . . . . . . . . . . . . .  . . .          (248,365)            (25,843)
Other comprehensive income (loss). . . .  . . .           (22,683)                120
                                                 ----------------  ------------------

Comprehensive loss . . . . . . . . . . .  . . .         $(271,048)           $(25,723)
                                                 ----------------  ------------------

Weighted average number of common shares               15,195,194             217,391
                                                 ----------------  ------------------
Basic and diluted loss per common share                    $(0.02)             $(0.12)
                                                 ----------------  ------------------



        BALANCE SHEETS (in U.S. dollars) as of December 31, 2003 and 2002
                               Select information

                                                  2003       2002
                                                  ---------  --------
Cash and cash equivalents                         $   5,383  $ 33,909
Accounts receivable                                   9,755         0
                                                  ---------  --------
   Total current assets                              15,138    33,909
Property, plant and equipment - net                  27,636         0
License and other assets                             28,823    25,580
                                                  ---------  --------
Total Assets                                      $  71,597  $ 59,489
                                                  ---------  --------
Accounts payable and accrued liabilities          $ 120,037  $ 25,580
Due to related party                                238,820    33,390
Note Payable                                              -    16,764
Shareholders' equity                               (287,260)  (16,215)
                                                  ---------  --------
Total Liabilities and Shareholders' Equity        $  71,597  $ 59,489
                                                  ---------  --------



EXCHANGE  RATES

PBI records its finances in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and received in respect of cash dividends or other distributions paid in Cdn dollars by us. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On July 7, 2004 the noon buying rate was Cdn$1.3196 to US$1.00.

YEARS  ENDED  DECEMBER  31  (CDN$  PER  US$1.00)


                           AVERAGE  RATE(1)   YEAR  END     HIGH        LOW
1999                            1.4827         1.4440      1.5302      1.4440
2000                            1.4871         1.4995      1.5600      1.4350
2001                            1.5519         1.5925      1.6023      1.4933
2002                            1.5702         1.5800      1.6128      1.5108
2003                            1.3916         1.2923      1.5750      1.2923



(1)THE AVERAGE OF THE NOON BUYING RATES ON THE LAST DATE OF EACH MONTH (OR A PORTION THEREOF) DURING THE PERIOD.


FOR  EACH  OF  LAST  SIX  MONTHS  (CDN$  PER  US$1.00)
                                HIGH           LOW
December  2003                  1.3405          1.2923
January  2004                   1.3340          1.2690
February  2004                  1.3442          1.3108
March  2004                     1.3480          1.3080
April  2004                     1.3612          1.3095
May  2004                       1.3970          1.3580
June  2004                      1.3772          1.3407

B.     CAPITALIZATION  AND  INDEBTEDNESS
Not  applicable

C.     REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS
Not  applicable

D.     RISK  FACTORS
THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK. BEFORE MAKING A DECISION CONCERNING THE PURCHASE OF OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS ANNUAL REPORT WHEN YOU EVALUATE OUR BUSINESS. THE POTENTIAL SUCCESS OF OUR BUSINESS MODEL MUST BE CONSIDERED IN LIGHT OF OUR STATUS AS A DEVELOPMENT STAGE COMPANY.

BUSINESS  RISKS
---------------

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN WHICH COULD RESULT IN A LOSS FOR OUR INVESTORS
We may never become profitable. If we do achieve profitability at some point in the future, we cannot be certain that we will remain profitable or that profits will increase in the future. For further discussion, see the section of this document entitled " Operating and Financial Review and Prospects" below.

WE REQUIRE ADDITIONAL FUNDING SINCE WE EXPECT A NEGATIVE OPERATING CASH FLOW OVER THE NEXT 12 MONTHS
We expect to experience negative operating cash flow for the foreseeable future as a result of significant upfront expenses needed to renovate the laboratory, purchase seed potato propagation equipments and maintain operation. Accordingly, we will need to raise additional funds in the short-term in order to fund our business plan. We will need to raise the funds by offering and selling equity securities or convertible debt securities, which will cause the percentage of ownership of our shareholders to be reduced. The securities issued to raise funds may have rights, preferences or privileges that are senior to those of the holders of our other securities, including our common stock. We do not have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating. For further discussion, see "Liquidity and capital resources" in the section of this document entitled "Operating and Financial Review and Prospects" below.

FUTURE ISSUANCE OF DEBT MAY CONTAIN CONTRACTUAL RESTRICTIONS THAT MAY CURTAIN IMPLEMENTATION OF OUR BUSINESS PLAN
We do not have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating. For further discussion, see liquidity and capital resources in the section of this document entitled "Management's Discussion and Analysis or Plan of Operation" below.

THE EXPIRATION OF THE PATENT WHICH WE HAVE LICENSED MAY DECREASE OUR PROFITABILITY OR DESTROY OUR BUSINESS
Our business is to be a producer and distributor of seed potatoes produced by a patented production system. PBI entered into an exclusive license agreement with Korea Research Institute of Bioscience and Biotechnology (KRIBB) for this patented production system on December 27, 2002. Territories covered under this agreement include Korea, China, and Canada, and the agreement is expired for each country on March 11, 2009, March 10, 2010, and March 1, 2010, respectively. This geographic limitation applies to production and distribution of micro-tubers (the first stage of artificial seed potatoes). In the case that we fail to become profitable before the expiration of our patent rights, we would be exposed to the risk of increased competition and could suffer a loss of revenue or higher than anticipated costs, which could seriously harm our operating results and ability to attract new business and retain existing business.

PBI MAY BE UNABLE TO GROW ITS PRODUCTS ON A SCALE SUFFICIENT TO WARRANT COMMERTIAL SALES
It is uncertain that PBI will find greenhouse contract farmers for its Minitubers (MNT) (small potatoes that are less than 1 1/2 inches in diameter) and field contract farmers for its field-planted seed potatoes with sufficient acreage. Even though PBI will find such contract farmers, there is no guarantee that the negotiation with those farmers will be successful. In such case, PBI may not be able to grow its products on a scale sufficient to warrant commercial sales.

WE MAY NOT ACHIEVE THE CUSTOMER BASE NECESSARY TO BECOME OR REMAIN PROFITABLE, WHICH DECREASES THE VALUE OF OUR STOCK
The seed potato industry is highly competitive. Most of our competitors have significantly greater financial, technical, product development and marketing resources than us. Our primary competitors for customers include Technico Pty. Limited, an Australian agri-biotechnology company, Quantum Tubers Corporation, a Wisconsin based company and Bon Accord elite seed potato centre, Canada's leading seed potato provider. Many of our competitors have substantial installed customer bases and the ability to fund significant production and marketing efforts. There can be no assurance that future competition will not have a material adverse effect on our results of operations, financial condition or business. For further discussion, see competition under the section of this document entitled "Description of Business" below.

OUR PRODUCT COULD BE DESTROYED BY DISEASE, WHICH DECREASES OUR OPPORTUNITY FOR A PROFITABLE BUSINESS
Factors that may affect the quality of the seed tuber include the attack of pests and pathogens such as Potato Cyst Nematode and Columbia Root Knot Nematode. In the early stage of seed potatoes such as nuclear stock (1) and Pre-Elite there is almost zero percent disease tolerance within the stock. Nuclear stocks, including plantlets (small potato plants), microtubers (small potato tubers in the size of a pea) and minitubers (small potatoes which are less than 1 1/2 inches in diameter), are produced from potato tissue culture material, which has been tested in a laboratory. PBI will first produce microtubers and plantlets at a laboratory, and these microtubers and plantlets are planted in greenhouses in the spring of the following year. From the greenhouses, minitubers, the last stage of nuclear stock seed potatoes, are harvested in the autumn that year and are planted in the field in the spring of the following year. In the autumn, the first field seed potatoes are harvested and called Pre-Elite seed potatoes. Tissue culture (2) and greenhouse cultivation will be strictly controlled and protected against such infections, but there is no assurance that there is no possibility of infection during the later multiplication stages.
(1)  Nuclear  stock:
produced from potato tissue culture material that has been tested in the laboratory and found to be free of all disease pathogens.
(2)  Tissue  culture:
growth of cells from higher organisms in a sterile container, which contains the nutrients necessary for cell growth.

NATURAL  DISASTERS
Natural disaster such as flooding, earthquakes or drought and extreme weather conditions will affect the yields of production, especially the production in the field. PBI will do its best to minimize the loss in such cases, but PBI's business, results of operations and financial condition will be seriously affected by this factor.

PBI  MAY  FAIL  GOVERNMENT  INSPECTIONS  REQUIRED  BY  THE  CANADA  SEED  ACT
In Canada, every commercial seed potato grower must apply for the government's inspection of its nuclear stock culture facilities and seed potato field as prescribed in the Canada seed act. Should seed potatoes grown in the field fail to pass inspection they can be used only as table potatoes. PBI anticipates generating revenues from the sales of its products in 2004, 2005, and 2006 respectively, assuming the certification of the seed potato from the government. If PBI fails government inspections required by the Canada Seed Act, PBI will not be able to sell its seed potatoes to the public. In this scenario, we will not be able to generate any revenues from sales as projected for 2004, 2005 and 2006. PBI will apply for government inspections; however there is no assurance that PBI will pass the inspections. In such a case, the operations of PBI will be seriously affected and PBI's production and sales revenue would seriously decrease.

THE LOSS OF ANY OF OUR KEY PERSONNEL MAY AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN AND CAUSE OUR STOCK TO DECLINE IN VALUE.
We are dependent on Jai Woo Lee, president and a director to implement our business plan, and the loss of his services may have a negative affect on our ability to timely and successfully implement our business plan. Currently, Jai Woo Lee is devoting full time to PBI's operation. We do not have an employment agreement with Jai Woo Lee, CEO and president, and nor have we obtained key man insurance with respect to such person.

THE COMPANY MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY, TRADE SECRETS AND KNOW-HOW, WHICH WOULD REMOVE A BARRIER TO COMPETITION AND MAY DIRECTLY AFFECT THE AMOUNT OF REVENUE IT GENERATES.
PBI depends heavily on its intellectual property and is dependent on its ability to maintain the confidentiality of its biotechnology. Although PBI intends to employ various methods, including patents, trademarks, copyrights and confidentiality agreements with employees, consultants and third party businesses, to protect its intellectual property and trade secrets, there can be no assurance that it will be able to maintain the confidentiality of any of its proprietary technologies, know-how or trade secrets, or that others will not independently develop substantially equivalent technology. PBI entered into an exclusive license agreement with Korea Research Institute of Bioscience and Biotechnology (KRIBB) for the patented artificial seed potato production system on December 27, 2002. Territories covered under this agreement include Korea, China, and Canada, and the agreement is expired for each country on March 11, 2009, March 10, 2010, and March 1, 2010, respectively. The failure or inability to protect these rights could have a material adverse effect on PBI's operations.

INVESTMENT  RISKS

OUR ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST OF SHAREHOLDERS; OUR COMMON STOCK SHAREHOLDERS DO NOT HAVE PREEMPTIVE RIGHTS. Any additional issuances of common stock by us from our authorized but unissued shares may have the effect of diluting the percentage interest of existing shareholders. The securities issued to raise funds may have rights, preferences or privileges that are senior to those of the holders of our other securities, including our common stock. The board of directors has the power to issue such shares without shareholder approval. We fully intend to issue additional common shares in order to raise capital to fund our business operations and growth objectives.

WE DO NOT ANTICIPATE PAYING DIVIDENDS TO COMMON STOCKHOLDERS IN THE FORESEEABLE FUTURE, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY.
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our business activities. Investors also must evaluate an investment in PBI solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM.
Our Memorandum and Articles contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in PBI may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

SINCE WE ARE A CANADIAN COMPANY AND MOST OF OUR ASSETS AND KEY PERSONNEL ARE LOCATED OUTSIDE THE UNITED STATES OF AMERICA, YOU MAY NOT BE ABLE TO ENFORCE ANY UNITED STATES JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST US, OUR ASSETS, OUR KEY PERSONNEL OR THE EXPERTS NAMED IN THIS DOCUMENT.
We have been organized under the laws of Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this document are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws.

FORWARD  LOOKING  STATEMENTS
This document contains forward-looking statements. We intend to identify forward-looking statements in this document using words such as "anticipates", "will", "believes", "plans", "expects", "future", "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

ITEM  4.  INFORMATION  ON  THE  COMPANY

A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY
Penn Biotech Inc. (PBI or the Company) was incorporated in British Columbia, Canada, on October 23, 2002 under the Companies Act of British Columbia, as a privately owned company that operates from its corporate headquarters located in Vancouver, British Columbia, Canada. PBI has the exclusive right to use patented biotechnology, Mass Production of Artificial Seed Potatoes (Potato Microtubers) under its license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). PBI is a development stage company with no revenue to date. As of December 31st, 2003 PBI has reported cumulative operating losses of $274,208.

PBI acquired the exclusive right to use the Mass Production of Artificial Seed Potatoes (Potato Microtubers) patent provided by the Korea Research Institute of Bioscience and Biotechnology (KRIBB) through a license agreement. The agreement allows PBI to use the technology and produce seed tubers for 10 years under the condition of paying 1% of the annual net sales revenue to KRIBB while the contract is effective.

PBI leases its tissue culture laboratory from Olds College Centre for Innovation
(OCCI), a wholly owned subsidiary of Olds College in Olds, Alberta, Canada. The term of the lease contract for the laboratory is for 3 years and a monthly payment for using a lab space and sharing one full time technician with OCCI amounts to approximately $5,300. The laboratory was renovated to accommodate specially designed equipment for the mass production of seed potatoes, and the renovation cost was approximately $150,000.

On July 7, 2003, Penn Biotech Inc. (PBI) started its tissue culture operation at Olds College Centre for Innovation (OCCI). The renovation of the laboratory facility to meet the PBI specifications was completed July 4, 2003. The laboratory, at 4500 - 50th Street, Olds, Alberta, is 3,230 sq. ft. in size and accommodates various plant tissue culture equipment, including a clean bench, culture shelves and micro-tuber sorting tables, as well as temperature/humidity control systems.

At the laboratory, PBI produces plantlets (small potato plants) and micro-tubers (MCTs - a round miniature seed potato in the intermediate stage between the plantlet and mini tuber, and which is the 1st generation of nuclear seed potato produced from tissue culture. PBI expects to produce up to 3 million units of micro-tubers and plantlets a year at this laboratory. To supervise the tissue culture processing, a chief researcher from Korea Research Institute of Bioscience and Biotechnology (KRIBB) was hired, along with trained lab technicians, by OCCI. Currently, the PBI laboratory functions with two full-time technicians and in the future expects to hire 4 to 6 additional full-time/part-time technicians and scientists including one chief technical officer.

Currently, PBI is renting propagation equipment, which is located in Olds, Alberta. During 2003, PBI purchased propagation equipment with a replacement value of approximately $550,000 USD from WorldCup Finance Ltd. This equipment is currently located in Korea and China.

In cooperation with Olds College, PBI has applied for financial aid under the IRAP Technology Partnership Canada program (IRAP-TPC) of the National Research Council of Canada. If this application is approved, PBI will receive financial support for approximately half of its operating expenses. The IRAP-TPC program provides Canadian small and medium-sized enterprises with repayable financial assistance for projects at the pre-commercialization stage. This fund shall be used to develop technology for new or significantly improved products, processes or services, as well as to support initial demonstration and pilot projects. IRAP delivers pre-commercialization assistance on behalf of Technology Partnerships Canada/Industry Canada.

The unique equipment used in the cultivation of the seed potatoes was acquired through an intermediary from a bankrupt Korean company, which had commissioned the equipment especially for the growth of seed potatoes using the methodology subsequently licensed by PBI. Some of this equipment has been shipped to China where it will be employed in the Company's future operations there. Due to its specialty nature, the Company had placed a substantial value on the equipment, and then negotiated a price with the intermediary, which was then settled in restricted shares of PBI. However, as at the time of settlement the shares of PBI were very thinly traded, the original owner was bankrupt and its records unavailable, and due to an unwillingness of the intermediary to disclose its own cost, the company has taken the conservative position and placed only a nominal value on the equipment.

In order to have better access to business opportunities with potato growers in Alberta, PBI has registered as an industry associate at potato growers of Alberta. PBI will also participate in various trade shows and present its patented technologies, which enable mass production of artificial seed potatoes. PBI also attended the 5th World Potato Congress, held in Kunming, China in March 2004.

PBI intends to finance its administrative, start up and initial operation costs by the sale of its shares, other shareholder financings, standard business trade financing. No commitments to provide additional funds have been made by management, stockholders or anyone else, other than Mr. Jai Woo Lee, director and president of the Company. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to PBI or at all. The absence of funding would make the successful completion of PBI's business plan doubtful.

Currently, Jai Woo Lee is devoting full time for operating PBI, negotiating various contracts for operational purposes, assessing future business opportunities and attracting potential investors.

On December 22, 2003, the Company agreed to acquire the exclusive license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license is to provide the Company with the right to use the technology for the longer of 30 years, or the duration of the patents involved, and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the agreement.

B.  BUSINESS  OVERVIEW
Penn Biotech Inc. (hereinafter referred to as "Penn Biotech" or "PBI" or the "Company" ) intends to be a provider of seed potatoes to the Canadian seed potato market. PBI is in the pre-production stage for the production of its seed potatoes. To produce early generation seed potatoes and provide them to the Canadian seed potato market, PBI has done a preliminary research on the potato industry, especially the seed potato segment, in North America. PBI has a plan with regards to what products PBI will produce and what technology will be used for the production. In December 2002, PBI entered into a license agreement with Korea Research Institute of Bioscience and Biotechnology (KRIBB) and has acquired the exclusive right to use the seed potato production technology developed by KRIBB in Korea, China, and Canada. Currently, Jai Woo Lee, the president of PBI, is negotiating various contracts for operational purposes, assessing future business opportunities and attracting potential investors. PBI's goal is to be self-sufficient within the next two years and to then focus on expanding its market to supply PBI's seed potatoes to farmers and food processing companies in Canada. To reach its goal, PBI intends to rely on the sale of its shares, other shareholder financings, and standard business trade financing.

OUR  PRODUCT
MASS  PRODUCTION  OF  SEED  POTATOES  (POTATO  MICROTUBERS)
PBI has the exclusive right to use the patented biotechnology, Mass Production of Artificial Seed Potatoes (Potato Microtubers) in Korea, China, and Canada under its license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB).

The conventional system used in most major potato producing countries requires such stages as:
(1) Meristem: a group of plant cells that can divide indefinitely. The meristem provides new cells for the plant. E.g., the tips of roots or stems; the growing tip
(2) Tissue culture: growth of cells from higher organisms in a sterile container, which contains the nutrients necessary for cell growth
(3) Disease indexing: testing of tissue culture material for the presence of known diseases according to standard testing procedures
(4)  Plantlet:  a  small  plant, usually one produced vegetatively from a parent
(5) Multiplication: propagation of plants in test tubes; planting the plantlets in a green house to produce a small quantity of minitubers; many years (normally 5-8 years) of repeated in the open field.

PBI's technology allows subcultures to be produced without degeneration of genes in PBI's uniquely designed culture dishes, which promote horizontal growth of stems instead of vertical. This feature of the culture dish disperses the specially composed culture medium (1) evenly throughout the stems allowing the stems to absorb the nutritive elements in the culture medium, eliminating possible degeneration. Another feature of the culture dish is the hygienic air respiratory function, which provides a sufficient amount of antiseptic air circulation while preventing any possible aerial infection. The culture dishes are stackable and one culture dish has a holding capacity of 10 plantlets allowing PBI's system to yield a high multiplication of plantlets with space-efficiency compared to the conventional system where large space is required to grow each plantlet in a separate flask or tube.
(1)  Culture  medium:  Any  nutrient  system  for  the  cultivation  of  cells

The distinctive feature of this system is that it leads to mass production of micro-tubers, which replace the conventional plantlets. Through PBI's technology, micro-tubers are produced from the shoot tips (1) cultured in-vitro under aseptic conditions after the elimination of diseases is ensured. This facilitates not only genetic stability of the mother plantlet (2), but also ensures that there is no chance of any re-infection of disease. Micro-tubers are mass-produced in the laboratory for 80 days. At the first stage, plantlets are produced and multiplied from the shoot tips cultured in-vitro for 20 days in the first growth chamber. This first growth chamber is designed to control and provide light necessary for plant germination and growth, which is about 3,000~5,000lux. After this stage, which is the same as in the conventional system, the plantlets are moved to the second growth chamber. This chamber has no light and only controls temperature. The dark , warm chamber provides a similar environment as underground so that the plantlets form micro-tubers (MCT) over the next 60 days without the energy waste of growing leaf material as in the conventional system.
(1)  Shoot  tips:  new  growth  on  part  of  a  plant
(2) Mother plantlet: a plant part aseptically excised and prepared for culture in a nutrient medium to be used as a source of plant material for tissue culture

Mini-tubers (1) are harvested from the micro-tubers that have grown in a greenhouse using a pot cultivation method with an artificially sterilized soil medium. The mini-tubers can then grow in the field in the second year to produce Pre-Elite seed potatoes. The nuclear seed potato replicates all of the beneficial characteristics found in a mature table (food) potato.
(1) Tuber: a short thick rounded part of a stem usually found underground. The potatoes that we eat are tubers of the potato plant

The first stage of seed potato production, microtubers (MCT), will be carried out in a rented laboratory. To minimize expenses until supportive revenues are generated, PBI has decided to locate and rent a tissue culture laboratory and outsource lab technicians. PBI has entered into an agreement with Olds College Centre for Innovation, a wholly owned subsidiary of Olds College in Olds, Alberta, to lease a tissue culture laboratory. Although MCT production takes approximately 180 days in a lab, PBI is able to produce MCT on a daily basis and, therefore, PBI can produce MCTs all year around.

Production of the second stage minitubers (MNT) will be contracted out to local farmers. PBI intends to provide the seed potato to be planted and will pay a fee for the planted acreage. MCT will be grown in a laboratory, harvested and transferred to a green house to become MNT, harvested and then planted in the field, in April in the following year, to become Pre-Elite. Pre-Elite are then harvested and planted to become Elite 1. Elite 1 is harvested and sold by PBI to later generation seed potato growers and table potato farmers. Each class of seed potatoes will take one year to produce since it involves normal crop planting and harvesting processes.
PBI's objective is to cultivate commercial seed potatoes at competitive prices and estimates that it will require $500,000 to finance its seed production and business operations until net profits from seed potato production start in the year 2005.

The lab was prepared for seed potato production during June. PBI started operation at the Olds laboratory in July 2003 and is now producing plantlets and MCTs in the laboratory. The MCT production consists of several times of stem cultures called "the 1st culture step", followed by the MCT formation stage, called "the 2nd culture step". PBI started harvesting MCTs in December 2003.

The ideal situation for producing plantlets and MCTs is to use 33% of the first culture stems to produce plantlets and 67% to produce MCTs. In the first part of

2004, 50% of the stems produced in the first culture step underwent the second culture step to produce MCTs. The other 50% were used to produce plantlets. By the end of 2004 PBI aims to be producing plantlets and MCTs at 67% and 33% respectively of the culture stems.

PBI is producing MNTs at a contracted greenhouse facility in Alberta. The MCTs were planted in June 2004 and will be harvested in August 2004. The tissue culture facility is still producing MCTs and plantlets, and conducting intensive research and development.

Additional MCTs will be planted in the greenhouse and harvested in September 2004. The MCT and plantlet production will continue all year round. PBI will retain the MNTs for the production of Pre-Elite in the following year thereby ensuring the quality of the seed potatoes that go to the contract farmers. For marketing and sales of MNTs, PBI will hire a salesperson. The salesperson will develop and put into practice marketing and sales plans. PBI anticipates that it will take approximately six to ten weeks to develop its sales and marketing plans, once funding has been obtained.

PBI will plant 25% of the MNTs produced in the greenhouse in the open field through a contracted farmer in May 2005 and plant Pre-Elite seed potatoes around August 2005. Pre-Elite seed potatoes will be planted the following year to produce Elite-1 class seed potatoes. The production of MCTs, plantlets, MNTs, Pre-Elite and Elite 1* seed potatoes will repeatedly occur each year, and PBI will sell a portion of the MNTs and all of the Elite-1 produced. As PBI will gradually increase production, revenue will be generated.

No commitments to provide additional funds have been made by management, stockholders or anyone else, except for Mr. Jai Woo Lee. Jai Woo Lee, the president and CEO of PBI, will advance $200,000, required for the minimized expenses for the next nine months in the event of a failure of additional funding. However, there is no assurance that Mr. Lee will be able to provide the funds. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to PBI or at all. The absence of funding would make the successful completion of any of the Phases of PBI's business plan doubtful.

*Eight  Classes  of  Seed  Potatoes:
1. Nuclear stock: produced from potato tissue culture material, which has been tested in the laboratory and found to be free of all disease pathogens. Nuclear stock includes plantlets, microtubers and minitubers.
     (a) Plantlet: a small plant, usually one produced vegetatively from a parent
     (b) Microtubers (MCT): produced in the laboratory from tissue culture plantlets by varying the light intensity and growth media of the plantlets. Microtubers, which are approximately the size of a pea, are produced in the axils of the leaves.
     (c) Minitubers (MNT): small seed tubers, less than 1 1/2 inches in diameter, that are produced in sterile growing media in the greenhouse.
2. Pre-elite: produced from MNT or traditionally from nuclear stock or from cuttings or plants that were produced in a protected environment or from tubers or selected clones determined by laboratory tests to be free from any disease that could affect the quality of the seed
3. Elite I: produced after two years in the field or two times of field planting
4. Elite II: produced after three years in the field or three times of field planting
5. Elite III: produced after four years in the field or four times of field planting
6. Elite IV: produced after five years in the field or five times of field planting
7. Foundation: produced after six years in the field or six times of field planting
8. Certified: produced after seven years in the field or seven times of field planting


INDUSTRY  OVERVIEW
Biotechnology  Industry
According to Ernst and Young's Beyond Borders: The Global Biotechnology Report 2002, there are 4,284 biotechnology companies worldwide, and 622 out of 4,284 are public companies. In 2001, those public companies generated revenues of $35 billion, spent $16 billion on Research and Development and employed more than 188,000 people* (Bizsites.Com).

A report from Statistics Canada, released in February 2003, states that there were 375 biotechnology firms in Canada in 2001. These companies generated revenues of $3.6 billion, spent $1.3 billion on Research and Development and employed 11,897 people* (Statistics Canada). 267 companies are small with 50 or fewer employees*(Statistics Canada). One third of Canadian biotechnology companies have not yet earned any revenues from biotech activities; however, both the number of firms producing revenues and the amount of revenues are increasing*(Statistics Canada). Revenues rose from $813 million in 1997 to $3.5 billion in 2001*(Statistics Canada). Approximately one quarter of the companies are publicly traded* (BioteCanada). The total market capitalization of Canada's biotech sector has increased from $8billion in 1997 to over $20billion in 2001 *(BioteCanada). Despite the many advances that have been made and the products that have become a commercial reality, only a modest fraction of the potential of biotechnology has been realized to date. The international effort focused on biotechnology continues to expand as products of research assume prominent positions in the international market place.

POTATO  INDUSTRY
Total of 309,306,566 tonnes of potatoes were produced worldwide in 2001* (Food and Agricultural Organization of the United Nations (FAO)). This volume is worth US$48 billion when calculated at the average price of US$155.07/ tonne*(Agriculture Division Statistical Bulletin, Statistics Canada). According to the International Centre for Potatoes (CIP) of Food and Agricultural Organization of the United Nations, the potato industry is in its mature stage for developed countries, including U.S.A., Canada and the Netherlands while potato production in developing countries entered a rapid expansion phase in the late 1990's. Especially, potato production has increased faster in Asia than anywhere else, with China as the world's largest producer with 20% of the total world production*(Food and Agricultural Organization of the United Nations
(FAO)). Out of the potatoes worldwide produced, 170 million tonnes were used for human consumption* (Industry Note: Food and Agribusiness Research, Rabobank International). The largest segment in the potato market is still represented by the table potato, but the processing industry and the seed potato business are becoming increasingly significant as consumer s become more demanding. The world average per capital consumption amounts 29kg, and global consumption of potatoes is experiencing strong growth around 4.5% annually* (Industry Note: Food and Agribusiness Research, Rabobank International). Especially, as the lifestyle and diet change, the demand of processed potatoes is steeply rising* (Industry Note:
Food  and  Agribusiness  Research,  Rabobank  International).

Canada, as the world's 13th largest potato producer, produced about 1.3% of the total world potatoes in 2001. The potato accounts for about year 2001's 35% of all Canadian vegetable farm cash receipts* (2001/2002 Canadian Potato Situation and Trends, Agriculture and Agri-Food Canada) As for the seed potato segment, the world's total seed potato production was 35,154,103 tonnes in 2002* (FAO). With production of 307,000 tonnes, Canada accounts for 0.86% of the total world seed potato production. As the quality of seed potatoes plays an important role in determining the yields, great efforts have been put into the improvement of seed potatoes and the development of high productivity strains. Since the early 1980s, the use of tissue culture methods has greatly facilitated the production process of pathogen-free potato seed.


MARKETING  AND  SALES
PBI cannot expect to seize the Canadian seed potato market right away. PBI will use various sources to advertise its products. PBI attended the World Potato Congress held in Kunming, China in March 2004 and introduced its technology and products to many players in the potato growing and processing industries. The PBI tuber and its biotechnology will be introduced in more trade shows such as the New Brunswick Potato Conference and Trade Show, the Saskatchewan Seed Potato Growers Association Conference and Trade Show; the Western Canada Crop Production Show and the International Potato Expo and Technology Show. Websites and magazines, including Spudman and Successful Farming Magazine, will be used to increase market awareness of PBI seed potatoes.

Key seed potato producers throughout Canada and representatives of potato growers associations will be invited to visit our tissue culture laboratory and mini-tuber greenhouses where they will be encouraged to examine the product. Samples of products will also be distributed to prominent growers and recognized institutions.

PBI will publish a variety of information materials, such as company brochures and product pamphlets, to introduce PBI's system and products. The company brochures will include information such as company introduction, profile of management team, as well as photos of PBI laboratory where microtubers are produced. The product pamphlets will briefly explain how and where PBI technology was developed; how PBI technology is different from other MCT production technologies; and how PBI products are different from competitors' products. PBI will publish these information materials in Vancouver, where its head office is located, and distribute them to large-scale potato farms, government offices, and food processing companies in Canada. In addition, PBI will establish its company website so that anyone with access to the Internet can enter the website and learn about the Company, its technology and its products. To increase public interest in potatoes and the potato industry, PBI website will also include the information such as the nutritional values of potatoes, facts of potato production, the history of potatoes, etc.

PBI's marketing strategy includes the establishment of a network with potato growers and seed growers in Saskatchewan and Alberta, Canada. PBI will retain expert farms for producing pre-elite and E-1 class seed potatoes after PBI provides them mini-tubers.
Industry contacts coupled with direct mail, attendance at trade shows and general advertising will develop clients for PBI seed potato sales.

COMPETITION
Currently, there is no one dominant seed potato producing company or farm in the world market. The following are some of the leading seed potato producers:
TECHNICO PTY. LIMITED. is an Australian agri-biotechnology company commercializing their TECHNITUBER(R) technology with operation facilities in Australia, China, India, Mexico, Thailand, and the USA. Technico Pty. Limited., with a key strategic alliance with global food processors including Frito Lay Inc., now specializes in the supply chain management with production of early generation seed. QUANTUM TUBERS CORPORATION, a Wisconsin-based company, uses its own Quantum TubersTM manufacturing technology to produce minitubers. BON ACCORD ELITE SEED POTATO CENTRE, Canada's leading seed potato provider, receives in vitro plantlets and microtubers from the Plant Propagation Centre, and multiplies these to produce nuclear stock, pre-elite and elite 1 classes of seed potatoes.


EMPLOYEES
PBI currently has three full-time employees, one lab manager, one project manager and one accounting and administrative staff. PBI also shares one lab technician with OCCI as set forth in the agreement with OCCI. PBI expects to engage one marketing manager and one technical officer. For the tissue culture lab operation, at least one more full-time lab technicians will be hired on a contract. We expect our labour relations to be good. None of our employees will be covered by a collective bargaining agreement.


GOVERNMENT  REGULATION
The government of Canada runs a seed potato certification program and recommends all potato growers to use certified seed potatoes. The program is designed to regulate the variety, purity and health of seed stocks so that the quality and productivity of seeds are preserved. Even though there is no other specific requirement to start a seed potato business, all seeds and fields are subject to the inspections set by the Canadian Seed Act. The history of growers and planting areas, environmental conditions, and number of generations are all examined before seeds are certified. If an inspector has inspected crops in a farm unit and finds that they meet the standards set out in the regulations, the inspector shall issue to the grower a crop certificate specifying the class and variety of each crop; the number of plants or the number of acres that passed inspection for each class and variety; and the certificate number for each class and variety. The certification program is national, and certified seed potatoes are sold in every province of Canada. In 2002, a total of 80,843 acres passed the inspections.

Canada has a seven-year flush through system designed to ensure good seed quality. The seed system starts with nuclear- stock plants that are completely disease free. The nuclear-stock class is produced from potato tissue culture material, which has been tested and found free of disease such as bacterial ring rot, potato leafroll virus and other viruses. The culture must be maintained in an aseptic or protected environment--to which the entry of plant pathogens and insects are prevented-and inspected by an inspector at least once during the growing period. The pre-elite seed potatoes are those produced from nuclear stock or from cuttings or plants that were produced in a protected environment or from tubers or selected clones. The resulting plants produce tubers that are planted in the field. With each subsequent year in the field, the seed drops one level in the certification system. The Canadian seed act classifies seed potatoes as follows: the Nuclear stock class; the Pre-Elite class; Elite 1; Elite 2; Elite 3; Elite 4; Foundation; and Certified. This "flush-through" system minimizes the risk of disease build-up. Seed potatoes, which were planted more than 7 times, cannot be sold as seeds and must be consumed. PBI plans to produce Nuclear stock, Pre-elite, Elite 1 and Elite 2 seed potatoes, which means PBI will dispose of its seed potatoes after the 3 field plantings. As long as PBI adheres to this plan, this seven year flush-through system will not affect PBI's business or production. However, there is no assurance that PBI will find purchasers of its Elite 2 seed potatoes produced according to its business plan and it might, as a result of this, suffer from financial difficulties.

In our opinion, our planned seed potato production will conform to the restrictions and regulations currently in place and reasonably anticipated.

C.  ORGANIZATIONAL  STRUCTURE
PBI was incorporated on October 23, 2002 under the laws of British Columbia, Canada as a privately owned company that operates from its corporate headquarters located at 16th Floor, 543 Granville Street, Vancouver, B.C. Canada. The laboratory of PBI is located within the Olds College Centre for Innovation (OCCI), Olds, Alberta, Canada.

D.  PROPERTY,  PLANTS  AND  EQUIPMENT
PBI rents on a month-to-month basis its current principal executive offices located at 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8. There is no security deposit. The office facilities in the principal executive offices are leased from the property owners. We do not carry tenants insurance for office contents.

PBI leases its tissue culture laboratory from OCCI, a wholly owned subsidiary of Olds College in Olds, Alberta, The term of the lease contract for the laboratory is for 3 years and a monthly payment for using a lab space and sharing one full time technician with OCCI amounts to approximately $5,300.

ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS
-----------------------------------------------------------
The following discussion and analysis is based on and should be read in conjunction with the Company's audited financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited consolidated financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A.  OPERATING  RESULTS
YEAR  COMPARISONS  BETWEEN  2003  AND  2002
For the year ended December 31, 2003, the Company achieved sales revenues of $nil compared with sales revenues of $nil for the period ended December 31, 2002. The Company's operating loss increased to $248,365 in 2003 from a loss of $25,843 in 2002. Such increase in the operating loss was due primarily to costs incurred in organizing the Company to become a reporting issuer and to an increase in seed potato crop costs ($100,041 for 2003 - $nil for 2002). In the same period, the working capital deficiency increased to $(343,719) in 2003 from a deficiency of $(41,795) in 2002. As of the year ended December 31, 2003, the Company had an accumulated stockholders' deficiency of $(287,260). The current year's contribution to the deficit was financed in part by a $283,153 increase in current liabilities.

B.  LIQUIDITY  AND  CAPITAL  RESOURCES
Our initial sources of liquidity are expected to be existing cash and related party loans. PBI has on hand as at December 31, 2003 $5,383 and anticipates expending an additional $500,000 to advance to sales over the next years planned business strategy. We will need additional funding in order to maintain research, produce and distribute our products that are under development. There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period other than aforementioned funding, or if available, that it can be obtained on satisfactory terms. We have made no arrangements with our officers, directors or affiliates to provide liquidity to us.

We anticipate that we will need to raise additional capital within the next 12 months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have not presently identified any probable business combination. If adequate funds are not available within the next twelve months, we may be required to significantly curtail our operations or no longer be able to operate.

C.     RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.
RESEARCH  AND  DEVELOPMENT
It is the goal of the Company to continually make enhancements and improvements to its products. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production is excluded from research and development expenses.

PROPRIETARY  TECHNOLOGY
INTELLECTUAL  PROPERTY
PBI's technology for microtuber mass production was developed by Dr. Hyouk Joung and his staff at Korea Research Institute of Bioscience and Biotechnology (KRIBB) in Korea. PBI made a contract with KRIBB for the exclusive right to use the technology in Korea, China, and Canada. The PBI micro-tuber system has received the "President Award of 1998" in the category of "Innovative Technology" in Korea and is protected by patents in Korea, China and Canada.


         Country   Application No.   Applied Date   Registration No.  Patent Issue Date  Expiry Date
         Canada    2011230           03-01-1990     2,011,230         23-03-1999         03-01-2010
         Korea     89-003009         03-11-1989     51832             28-05-1992         03-11-2010
         China     ZL90101337.4      03-10-1990     26562             25-03-1994         03-10-2010


D.  TREND  INFORMATION
See  Item  4  B.  Business  Overview,  Industry  Overview

E.  OFF-BALANCE  SHEET  ARRANGEMENTS
Not  applicable

F.  TABULAR  DISCLOSURE  OF  CONTRACTUAL  OBLIGATIONS
                               PAYMENTS DUE (BY PERIOD)

                                                   less than                                more than
CONTRACTUAL OBLIGATIONS                   Total     one year     1-3 years     3-5 years      5 years
          Long-term debt obligations       $nil         $nil          $nil          $nil         $nil
                          Debentures       $nil         $nil          $nil          $nil         $nil
          Long-term accounts payable       $nil         $nil          $nil          $nil         $nil
             Contractual Commitments   $230,310      $94,280      $136,030
Retirement and severance indemnities       $nil      unknown       unknown       unknown      unknown

G.  SAFE  HARBOR
FORWARD-LOOKING  STATEMENTS
This annual report contains forward-looking statements. We intend to identify forward-looking statements in this report using words such as "anticipates", "will", "believes", "plans", "expects", "future", "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES
--------------------------------------------------------
A.  DIRECTORS  AND  SENIOR  MANAGEMENT
The following table sets forth the name, age, and position of each Director and Executive Officer of Penn Biotech Inc.


                NAME             AGE     POSITION
                ----             ---     --------
            Jai  Woo  Lee         53     President,  CEO  and  Director

            Hye  Kyung  Kim       48     Director  and  Secretary

            Craig  Auringer       34     Director


Jai Woo Lee represented the first Board of Directors of PBI and was appointed to the Board of Directors on October 23, 2002 and will serve a term of three years until any successors are elected and qualified. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement.

There are no arrangements or understandings between the directors and officers of Penn Biotech Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

The following summary outlines the professional background of the directors and executive officers of the Company.

Jai Woo Lee, CEO & President: Jai Woo Lee founded Penn Biotech Inc. to focus on the development and commercialization of new technologies, and the identification and evaluation of commercially viable products and ventures. Mr. Lee studied at Seoul National University, in Seoul, Korea. He moved from Korea to Canada in the 1970's to establish his export business of live cattle and beef, and the company became one of the most successful exporters of Canadian product to Korea. Based on his experiences in the agricultural and financial industries for over 25 years, Mr. Lee will focus on expanding the seed potato market abroad.

Hye Kyung Kim, Director and Secretary: Hye Kyung Kim has extensive experience as a bank manager at United Overseas Bank in Seoul, Korea for 8 years and at a credit union in Toronto, Canada for 3 years.

Craig Auringer, Director: Craig Auringer brings 7 years of market experience and finance background from both the investment banking and corporate relations fields. He has worked with various public and private companies, helping them to realize the financial backing necessary for their continued development.

B.  COMPENSATION
EXECUTIVE  COMPENSATION
We did not pay any compensation during fiscal 2003 to our directors and officers except Mr. Jai Woo Lee, the president of the Company. For consulting and management services rendered to the Company, 461,539 common shares of the Company were issued to Mr. Jai Woo Lee in 2003. The amount of retirement and severance benefits accrued for our executive officers and directors in 2003 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2003.

STOCK  OPTION  PLAN
Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees. There was no stock options or warrants convertible into Penn Biotech Inc. common stock outstanding as at December 31, 2003.

On May 20, 2004, PBI granted a total of 2.3 million options to its employees under the 2004 Employee Incentive Plan. We have filed a registration statement on Form S-8 after the effective date hereof that permits and facilitates the offering of options to acquire shares of common stock of the Company by employees, directors and consultants. This option will become exercisable at the price of $1.20 as to one-third of the 2.3 million shares 1 month after the grant date, one-third of the 2.3 million shares 13 months after the grant date and the other one-third 25 months after the grant date.

COMPENSATION  OF  DIRECTORS
Directors, including directors who are also employees of the Company, receive no extra compensation for their service on the Board of Directors of the Company.

C.  BOARD  PRACTICES
BOARD  OF  DIRECTORS
The board of directors has the ultimate responsibility for the administration of the affairs of PBI. Our Articles, as currently in effect, provides for a board of directors of not less than three directors and not more than ten directors. Under our Articles, all directors serve a three-year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve after this offering. The directors are elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one third of all issued and outstanding shares having voting rights.

INDEPENDENT  AUDITOR
Our Articles of Incorporation provide for the appointment by the shareholders of the Company of an independent auditor. The independent auditor's term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor. Currently, D&H Group, Chartered Accountants is our independent auditor.

INDEPENDENT  DIRECTOR
Mr.  Craig  Auringer  serves  on  the  board  as  an  independent  director.

D.  EMPLOYEES
EMPLOYMENT  CONTRACTS  WITH  EMPLOYEES  AND  OFFICERS
The Company does not have any employment agreement with any of its employees or officers.

E.  SHARE  OWNERSHIP
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2003 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:
                                                         SHARES    PERCENTAGE OF
NAME                                                      OWNED     SHARES OWNED
Jai Woo Lee, President, CEO and Director              4,461,539        20.97%
Craig Auringer, Director                                  1,000         0.005%

All Executive Officer and Directors as a Group        4,462,539        20.975%


ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
----------------------------------------------------------------
A.   MAJOR  SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2003 by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address                           Amount of Stock     Percentage
                                         Beneficially Owned     of Class

Inzi Display Co., Ltd.(Note 1)                6,000,000          28.20%

Jai Woo Lee                                   4,461,539          20.97%

WorldCup Finance Ltd.                         3,811,785          17.92%

Traffic ITS Co., Ltd. (Note 2)                2,000,000           9.40%

Seok Woo Lee                                  1,145,000           5.38%

(Note  1)
In February 2004, 6,000,000 shares held by Inzi Display Co., Ltd. were returned to the company for $Nil consideration and were accordingly cancelled.

(Note  2)
On December 22, 2003, the Company agreed to acquire the exclusive right to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. In consideration for the license, the Company issued 2,000,000 common shares valued at $ 1. Subsequent to December 31, 2003 the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the agreement. The 2,000,000 common shares issued are therefore to be returned and cancelled.

All the shares are shares of common stock and all have equal rights. There are no arrangements known to the Company the operation of which would at a subsequent date result in a change in control of the Company other than those in Notes 1 and 2 above.

B.  RELATED  PARTY  TRANSACTIONS
There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology.

During the year of 2003, the Company borrowed funds from Penn Capital Canada Ltd., a corporation controlled by a director of the Company, to cover the operation expenses. On March 12, 2004, a total of 1,592,134 common shares of the Company were issued to Penn Capital Canada Ltd. to settle accounts payable of $238,820.10.

In the event conflicts do arise the Company will attempt to resolve any such conflicts of interest in favour of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which require that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company on or behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

C.  INTERESTS  OF  EXPERTS  AND  COUNSEL
Not  applicable

ITEM  8.  FINANCIAL  INFORMATION
--------------------------------
A.  CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION
See  "Item  18-  Financial  Statements"

B.  SIGNIFICANT  CHANGES
There has been no significant change in the Company's affairs since the December 31, 2003 financial statements.

ITEM  9.  THE  OFFER  AND  LISTING
----------------------------------
Not  Applicable

ITEM  10.  ADDITIONAL  INFORMATION
----------------------------------
A.  SHARE  CAPITAL
The Company had 15,000,000 shares of common stock issued and outstanding prior to the filing of its form F-1 with the U.S. Securities and Exchange Commission. Effective May 27, 2003, the shareholders of the Company were allowed to sell their shares of common stock of the Company to the public at the maximum price of USD$0.10 per share. The Company issued additional 6,273,324 common shares on December 23, 2003. A total of 4,273,324 shares were issued to settle some outstanding amount to Jai Woo Lee (461,539 shares) and WorldCup Finance Ltd. (3,811,758 shares). Anther 2,000,000 shares were issued to Traffic ITS Co., Ltd. with respect to the marketing right and license agreements with Traffic ITS Co., Ltd. The number of current outstanding shares of the Company as of December 31, 2003 was 21,273,324 shares with no par value. Subsequent to December 31, 2003 the Company determined that Traffic ITS Co., Ltd. had failed to comply with the terms of the license agreement and cancelled the agreement. The 2,000,000 common shares issued are therefore to be returned and cancelled.

On February 12, 2004, 6,000,000 shares held by Inzi Display Co., Ltd. were cancelled. On March 15, 2004, 2,558,920 common shares were issued by the Company in settlement of outstanding accounts payable to Penn Capital Canada Ltd. (1,592,134 shares) and WorldCup Finance Ltd. (966,786 shares). The current outstanding number of shares of the Company as of July 7, 2004 is 17,832,244.

B.  MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION
Refer to Exhibit numbers 3.1 and 3.2 of the Company's Form F-1 accepted for filing May 27, 2003

C.  MATERIAL  CONTRACTS
None

D.  EXCHANGE  CONTROLS
There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

E.  TAXATION
United States and Canada: there are reciprocal tax treaties between Canada and the United States. Potential purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of common shares.

F.     DIVIDENDS  AND  PAYING  AGENTS
Not  Applicable

G.  STATEMENT  BY  EXPERTS
Not  Applicable

H.  DOCUMENTS  ON  DISPLAY
Documentation concerning the Company and which is referred to in this filing may be inspected at the Company's offices located at 16th Floor, 543 Granville
Street,  Vancouver,  B.C.,  Canada,   V6C  1X8.

I.     SUBSIDIARY  INFORMATION
Not  Applicable

ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK
---------------------------------------------------------------------------
We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. Penn Biotech
Inc. denominates its financial statements in the United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

INFLATION
We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2000, 2001 and 2002 was 2.7%, 2.6%, and 2.2% respectively.

ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES
-----------------------------------------------------------------------
Not  applicable.

PART  II

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES
--------------------------------------------------------------
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

ITEM  14.  MATERIAL  MODIFICATIONS  TOTHE  RIGHTS  OFSECURITY HOLDERS AND USE OF
--------------------------------------------------------------------------------
PROCEEDS
--------
Not  Applicable

ITEM  15.  CONTROLS  AND  PROCEDURES
------------------------------------
Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in Sec.Sec.240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

ITEM  16.  (RESERVED)
---------------------

ITEM  16A.  AUDIT  COMMITTEE  FINANCIAL  EXPERT
-----------------------------------------------
The Company does not yet have an audit committee financial expert. The Company is in the formative stage and has focused its requirements on biotech experts for its board of directors. The Company intends to appoint a financial expert once commercial operations commence.

ITEM  16B.  CODE  OF  ETHICS
----------------------------
The Company does not have in place a written code of ethics that applies to its executive, financial or accounting officers or to persons performing similar functions. The Company is dependent upon its president to lead by example and has faith in his ability to do so. Once the Company becomes more diverse in its operations and where required by regulation, it intends to implement a code of ethics for its officers. The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the code of business conduct and ethics to any person.

ITEM  16C.  PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES
------------------------------------------------------
(a)Audit  Fees
During the last two fiscal years, the Company paid $12,112.44 for professional services rendered by the former auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years.
(b)Audit-Related  Fees
During the last two fiscal years, the Company paid $3,078.56 for professional services rendered by the current auditors for the interim review of the Company's June 30, 2003 interim financial statements.
(c)Tax  Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All  Other  Fees
During  the  last  two  fiscal  years,  the  Company  paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).
(e) The Company's board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.
(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

ITEM  16D.  EXEMPTIONS  FROM  THE  LISTING  STANDARDS  FOR  AUDIT  COMMITTEES
-----------------------------------------------------------------------------
Not  Applicable

ITEM  16E.  PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFILIATED
-------------------------------------------------------------------------------
PURCHASERS
----------
Not  Applicable

PART  III

ITEM  17.  FINANCIAL  STATEMENTS
--------------------------------
Not  Applicable


ITEM  18.  FINANCIAL  STATEMENTS
--------------------------------

AUDITORS'  REPORT

To  the  Stockholders  of
Penn  Biotech  Inc.


We  have  audited  the  balance  sheet of Penn Biotech Inc. (A Development Stage
Company) as at December 31, 2003 and the statements of operations and comprehensive loss, stockholders' equity and cash flow for the year then ended and for the cumulative period from inception on October 23, 2002 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and cash flow for the year then ended and for the cumulative period from inception on October 22, 2002 to December 31, 2003 in accordance with United States generally accepted accounting principles.

The financial statements as at, and for the period from inception on October 23, 2002 to December 31, 2002, were reported on by other auditors who expressed an opinion without reservation on those statements in their report dated January 31, 2003.


Vancouver,  B.C.,  Canada
January  23,  2004,  except  as  to  Note  15,                      "D&H  Group"
which  is  as  of
April  7,  2004
                                                          Chartered  Accountants

COMMENTS  BY  AUDITORS  FOR  U.S.  READERS
ON  CANADA  -  U.S.  REPORTING  DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the stockholders dated January 23, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.




Vancouver,  B.C.,  Canada
January  23,  2004,  except  as  to  Note  15,                      "D&H  Group"
which  is  as  of  April  7,  2004
                                                          Chartered  Accountants

REPORT  OF  INDEPENDENT  CHARTERED  ACCOUNTANTS

TO  THE  BOARD  OF  DIRECTORS
OF  PENN  BIOTECH  INC.
(A  Development  Stage  Company)

We have audited the balance sheet of Penn Biotech Inc. (A Development Stage Company) as at December 31, 2002 and the statement of operations, cash flows and shareholders' equity for the period from incorporation on October 23, 2002 to December 31, 2002. These financial statements are the responsibilities of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the period referred to above in conformity with accounting principles generally accepted in the United States of America.

These financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had no operations and has no established sources of revenue and needs additional financing in order to complete its business plan. This raises substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Pannell  Kerr  Forster
Chartered  Accountants

Vancouver,  Canada
January  31,  2003




PENN BIOTECH INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
(EXPRESSED IN U.S. DOLLARS)
                                                                              December 31
                                                                        2003               2002

ASSETS

CURRENT ASSETS
Cash                                                                     $  5,383           $ 33,909

Amounts receivable (Note 3)                                                 9,755                  -
                                                                           ------             ------
                                                                           15,138             33,909

PROPERTY, PLANT AND EQUIPMENT (Note 4)                                     27,636                  -

LICENSE (Note 5)                                                           28,105             25,580

DUE FROM RELATED PARTY (Note 6)                                               718                  -
                                                                           ------             ------
                                                                         $ 71,597           $ 59,489


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                 $120,037           $ 25,580
Due to related party (Note 7)                                             238,820             33,390
Note payable (Note 8)                                                           -             16,734
                                                                         --------             ------
                                                                          358,857             75,704
                                                                         --------             ------

COMMITMENTS (Note 10)

STOCKHOLDERS' EQUITY

COMMON STOCK (Note 9) - Authorized
   100,000,000   shares; no par value; issued and outstanding:
      2003 - 21,273,324; 2002 - 15,000,000                                  9,512              9,508

COMMON STOCK TO BE RETURNED (Note 5 (b))                                       (1)                 -

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                         (274,208)           (25,843)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                             (22,563)               120
                                                                          -------             ------
                                                                          287,260            (16,215)
                                                                          -------             ------
                                                                          $71,597           $ 59,489

GOING CONCERN (Note 1)
See  accompanying  notes  to  the  financial  statements.

Approved by the Board       "Jai Woo Lee"         Director       "Hye Kyung Kim"      Director
                         -------------------                  -----------------------



PENN BIOTECH INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------
                                                                                                           Cumulative
                                                                                         Period from         from
                                                                                         Inception on      inception on
                                                                                         October 23,       October 23,
                                                                           Year ended       2002 to          2002 to
                                                                          December 31,    December 31,      December 31,
                                                                               2003           2003              2003
REVENUE                                                                   $         -     $       -         $        -
                                                             -            -----------     -----------       -----------

SEED POTATO CROP COSTS
Consulting                                                                     11,260             -             11,260
Consumables and supplies                                                        6,193             -              6,193
Depreciation of leaseholds                                                      9,284             -              9,284
Tissue culture and production
   facility expenses                                                           54,666             -             54,666
Freight                                                                        11,413             -             11,413
Maintenance and sterilization                                                   1,298             -              1,298
Travel                                                                          3,053             -              3,053
Wages and salaries                                                              2,874             -              2,874
                                                                ----------------------       ------           --------
                                                                              100,041             -            100,041
                                                                ----------------------       ------           --------

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative salaries and benefits                                           54,881             -             54,881
Amortization of license                                                         2,900             -              2,900
Consulting                                                                      5,282             -              5,282
Depreciation of office furniture                                                  191             -                191
Foreign exchange loss (gain)                                                   (3,593)            -             (3,593)
Office                                                                         26,524        13,628             40,152
Professional fees                                                              17,402         3,184             20,586
Rent (Note 11)                                                                 13,035             -             13,035
Travel                                                                         31,702         9,031             40,733
                                                                ----------------------    ---------           ---------
                                                                              148,324        25,843            174,167
                                                                ----------------------    ---------           ---------

NET LOSS FOR THE PERIOD                                                      (248,365)      (25,843)          (274,208)

OTHER COMPREHENSIVE LOSS
Foreign currency translation                                                  (22,683)          120            (22,563)
                                                                ----------------------    ---------           ---------

COMPREHENSIVE LOSS                                                           (271,048)     $(25,723)         $(296,771)
                                                                            ==========     =========          =========

LOSS PER COMMON SHARE -
basic and diluted . . . . . . . . . .                                          $(0.02)      $(0.12)
                                                                            ==========     =========

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                                                  15,195,194      217,391
                                                                           ===========     =========





See  accompanying  notes  to  the  financial  statements.



PENN BIOTECH INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
(EXPRESSED IN U.S. DOLLARS)
----------------------------------

                                                                                          Deficit        Accumulated
                                                                                         Accumulated         other
                                                                           Common        during  the     comprehensive
                                            Common  stock              stock  to  be     development        income
                                      ---------------------------
                                     Shares               Amount          returned        stage              loss
                                   ----------             ------          --------       -------           --------
Inception, October 23, 2002                 -                  -                 -             -                  -
Common shares issued for cash      15,000,000              9,508                 -             -                  -
Foreign currency translation                -                  -                 -             -                120
Net loss for the period                     -                  -                 -       (25,843)                 -
                                   ----------             ------          --------       -------           --------
Balance at December 31, 2002       15,000,000              9,508                 -       (25,843)               120

Common stock issued
   for property, plant
   and equipment                    3,704,093                  1                 -             -                  -
Common stock issued
   for equipment rental               107,692                  1                 -             -                  -
Common stock issued
   for consulting services            461,539                  1                 -             -                  -
Common stock issued for
   license (Note 5 (b))             2,000,000                  1                (1)            -                  -
Foreign currency translation                -                  -                 -             -            (22,683)
Net loss for the year                       -                  -                 -      (248,365)                 -
                                   ----------             ------          --------       -------           --------
Balance at December 31, 2003       21,273,324              9,512                (1)     (274,208)           (22,563)
                                   ==========              =====          ========       ========           =======


See  accompanying  notes  to  the  financial  statements.



PENN BIOTECH INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOW
(EXPRESSED IN U.S. DOLLARS)
----------------------------------------------------
                                                                                Cumulative
                                                              Period from          from
                                                              Inception on      inception on
                                                              October 23,       October 23,
                                              Year ended         2002 to          2002 to
                                              December 31,     December 31,      December 31,
                                                  2003            2003              2003
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period . . . . . . . . . . .  (248,365)          (25,843)         (274,208)
Adjustments to reconcile net cash provided by
     operating activities
Depreciation of property, plant and equipment     9,475                 -             9,475
Amortization of license . . . . . . . . . . .      2900                 -             2,900
Common stock issued for consulting services .         1                 -                 1
Common stock issued for equipment rental. . .         1                 -                 1
(Increase) decrease in
Amounts receivable. . . . . . . . . . . . . .    (9,755)                -            (9,755)
Increase (decrease) in
Accounts payable and accrued liabilities. . .    94,457            25,580           120,037
Advances from related party . . . . . . . . .   204,712            33,390           238,102
                                               --------            -------         --------
                                                 53,426            33,127            86,553
                                               --------            -------         --------

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of license . . . . . . . . . . . . .         -           (25,580)          (25,580)
Purchase of property, plant and equipment . .   (37,839)                -           (37,839)
                                               --------           -------           --------
                                                (37,839)          (25,580)          (63,419)
                                               --------           -------           --------
CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock for cash . . . . . .         -             9,508             9,508
Advances (repayment) of note payable. . . . .   (16,734)           16,734                 -
                                               --------           -------          --------
                                                (16,734)           26,242             9,508
                                               --------           -------          --------

INCREASE (DECREASE) IN CASH DURING THE PERIOD    (1,147)           33,789            32,642

EFFECT OF FOREIGN CURRENCY TRANSLATION. . . .   (27,379)              120           (27,259)

CASH, beginning of period . . . . . . . . . .    33,909                 -                 -
                                               --------           -------          --------

CASH, end of period . . . . . . . . . . . . .     5,383            33,909             5,383
                                               ========           =======          ========
See Note 14.
See accompanying notes to the financial statements.

PENN  BIOTECH  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  THE  FINANCIAL  STATEMENTS
DECEMBER  31,  2003  AND  2002
(EXPRESSED  IN  U.S.  DOLLARS)
------------------------------

1.     GOING  CONCERN

     Penn Biotech Inc. (the "Company") was incorporated under the Company Act (British Columbia) on October 23, 2002.

     The Company has acquired the exclusive right to use patented technology to produce seed potatoes. The Company's planned principal business operations are conducted in Canada and will include the production and sale of seed potatoes. The Company intends to conduct similar operations in the People's Republic of China. To date the Company has devoted substantially all of its efforts to implementing the patented technology to produce seed potatoes at full production capacity in its tissue culture facility at Olds Agricultural College, Alberta. The Company has not yet generated revenue from its planned principal business operations. As of December 31, 2003 the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7").

     The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishments of liabilities in the normal course of business. The Company has incurred losses during period from inception on October 23, 2002 to December 31, 2003 of $ 274,208.

     The Company requires financing to fund its future operations and will attempt to meet its ongoing liabilities as they fall due through the sale of equity securities and/or debt financing. There can be no assurance that the Company will be able to raise the necessary financing to continue in operation or meet its liabilities as they fall due or be successful in achieving profitability from its planning principle operations. Should the Company be unable to realize the carrying value of its assets or discharge its liabilities in the normal course of business, the Company may not be able to remain in operation and the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     These financial statements are in accordance with United States generally accepted accounting principles ("US GAAP"). Significant accounting principles utilized in the preparation of the financial statements are summarized below:

     BASIS  OF  PRESENTATION
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE  RECOGNITION
     The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price to the customer is fixed or determinable and when collectability is reasonably assured.

PENN  BIOTECH  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  THE  FINANCIAL  STATEMENTS
DECEMBER  31,  2003  AND  2002
(EXPRESSED  IN  U.S.  DOLLARS)
------------------------------


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  continued

     SEED  POTATO  CROP  COST
     Seed  potato  crop  costs  are  expensed  as  incurred.

     PROPERTY,  PLANT  AND  EQUIPMENT
     Property, plant and equipment is initially recorded at cost. Expenditures incurred for replacement and betterment of property and equipment are capitalized when incurred. Maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the property, plant and equipment using the straight-line method at the following annual rates:

          Laboratory  leaseholds          3     years
          Office  furniture               5     years

     LICENSE
     Licenses are initially recorded at cost and are amortized on a straight line basis over the estimated useful life of the underlying technology. The seed potato production license is amortized over ten years, the estimated life of this technology.

     IMPAIRMENT  OF  LONG-LIVED  ASSETS
     The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that long-lived assets to be held and used be assessed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. SFAS No. 144 established a single accounting model for long-lived assets to be disposed of by sale.

     STOCK-BASED  COMPENSATION
     In October 1995, the Financial Accounting Standards Board ("FASB") issued No. 123 "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. SFAS 123 encourages a fair value method of accounting for employee stock-based compensation and requires entities to adopt that method of accounting for its awards of stock-based compensation to non-employees. SFAS 123 allows an entity to continue to recognize employee stock-based compensation using the intrinsic value method as described in Accounting Pronouncement Bulletin Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to account for employee stock-based compensation as prescribed under APB 25. The Company has not issued any stock-based compensation as of December 31, 2003.

     FOREIGN  CURRENCY  TRANSLATION
     The Company's functional currency is the Canadian dollar and its books and records are maintained in Canadian dollars. Transactions denominated in currencies other than the Canadian dollar are accounted for in Canadian dollars using the exchange rate in effect at the time. Foreign currency gains and losses are included in earnings. These financial statements are presented in United States ("US") dollars. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates in effect at the time the transactions occurred, which is approximated by the use of a weighted average rate of exchange for the periods presented. Foreign currency translation gains and losses are included as an element of other comprehensive income in the statement of loss and comprehensive loss and in the stockholders' equity section of the balance sheet.

PENN  BIOTECH  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  THE  FINANCIAL  STATEMENTS
DECEMBER  31,  2003  AND  2002
(EXPRESSED  IN  U.S.  DOLLARS)
------------------------------


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  continued

          EARNINGS  (LOSS)  PER  SHARE
     Earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each period. Convertible equity securities, such as convertible preferred shares, stock options and stock purchase warrants would not be considered in the calculation of earnings (loss) per share as their inclusion would be anti-dilutive.

     INCOME  TAXES
     The Company follows SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse.

     RECENT  ACCOUNTING  PRONOUNCEMENTS
     In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company as the Company presently has no derivatives or hedging contracts.

     In June 2003, the FASB approved SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.

3.     AMOUNTS  RECEIVABLE
                                                         2003               2002
                                                         ----               ----

Recoverable  Canadian  federal  excise  tax         $   9,639           $      -
Other                                                     116                  -
                                                        -----                ---
                                                    $   9,755           $      -
                                                        =====                ===

4.     PROPERTY,  PLANT  AND  EQUIPMENT

                                  2003                          2002
                            -----------------------    ----------------------
                                      Accumulated
                            Cost      depreciation        Net               Net
                            ----      ------------        ---               ---
Laboratory  equipment   $  5,763      $          -    $ 5,763            $    -
Laboratory  leaseholds    29,992             9,998     19,994                 -
Office  furniture          2,085               206      1,879                 -
                          ------             -----     ------               ---
                        $ 37,840      $     10,204    $27,636            $    -
                          ======            ======     ======               ===

PENN  BIOTECH  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  THE  FINANCIAL  STATEMENTS
DECEMBER  31,  2003  AND  2002
(EXPRESSED  IN  U.S.  DOLLARS)
------------------------------

4.       PROPERTY,  PLANT  AND  EQUIPMENT  .  continued

Equipment used in the cultivation of the seed potatoes was acquired through an intermediary from a bankrupt Korean company which had commissioned the equipment specially for the growth of seed potatoes using the methodology subsequently licensed by the Company. Some of this equipment has been shipped to China where it will be employed in the Company's operations there. Due to its specialty nature, the Company had placed a substantial value on the equipment, and then negotiated a price with the intermediary which was then settled in restricted common stock. However, as at the time of settlement the Company's common stock was very thinly traded, the original owner was bankrupt and its records unavailable, and due to an unwillingness of the intermediary to disclose its own cost, the Company has taken the conservative position and placed only a nominal value on the equipment.

5.     LICENSE                                          2003               2002
                                                        ----               ----

License  agreement  -  Seed potato production (a)  $  31,228         $   25,580
     Less:  Accumulated  amortization                  3,123                  -
                                                      ------             ------
                                                   $  28,105         $   25,580
                                                      ======             ======


     (a)     Seed  potato  production  license
          On December 27, 2002, the Company acquired the exclusive right to produce seed potatoes using a technology owned by the Korea Research Institute of Bioscience and Biotechnology. The license provides the Company with the right to use the production technology for a ten-year period and to commercially exploit the technology in Canada, the Republic of Korea (South Korea) and the People's Republic of China (China).

          In consideration for the license the Company paid 30 million Korean Won (US $ 31,228). The Company is also required to pay a royalty equal to 1% of annual gross sales generated through commercial exploitation of the license. The technology is protected by patents filed in Canada, South Korea and China.

         (b)  Traffic  control  system  license
     On December 22, 2003, the Company agreed to acquire the exclusive right to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license was to provide the Company with the right to use the technology for the longer of 30 years, or the duration of the patents involved, and to commercially exploit the technology in Asia, Europe, and North America.

     In consideration for the license, the Company issued 2,000,000 common shares valued at $ 1. Subsequent to December 31, 2003 the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the agreement. The 2,000,000 common shares issued are therefore to be returned and cancelled.

6.      DUE  FROM  RELATED  PARTY

     The amount due from PBI Beijing Inc., a corporation controlled by a director, does not bear interest and has no fixed terms of repayment.

PENN  BIOTECH  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  THE  FINANCIAL  STATEMENTS
DECEMBER  31,  2003  AND  2002
(EXPRESSED  IN  U.S.  DOLLARS)
------------------------------


7.      DUE  TO  RELATED  PARTY

     The amount due to Penn Capital Canada Ltd., a corporation controlled by a director, does not bear interest and has no fixed terms of repayment.

8.     NOTE  PAYABLE
The amount due to Korea Research Institute of Bioscience and Biotechnology was for the purchase of the license agreement for the seed potato production (Note 5(a)). This amount was repaid in 2003.

9.     COMMITMENTS

     The Company leases laboratory equipment and certain premises under operating leases that expire during the fiscal year ending December 31, 2006. The Company is obligated to make the following minimum lease payments under its operating leases in each of the fiscal years ending:

          December  31,  2004                             $          94,280
          December  31,  2005                                        92,124
          December  31,  2006                                        43,906
                                                                    -------
                                                          $         230,310
                                                                    =======

10.     COMMON  STOCK

a) During the period from inception on October 23, 2002 to December 31, 2002 the Company issued:

     - 15,000,000 common shares for cash of $ 9,508 ($ 0.0006 per share) in December 2002 to the founder of the Company, a director, at inception.

b)   During  the  year  ended  December  31,  2003  the  Company  issued:

     - 3,811,785 common shares to purchase property, plant and equipment at a cost of $ 1.
     - 461,539 common shares to a director for consulting services valued at $ 1.
     -    2,000,000  common shares for the purchase of a license as discussed in
          Note  5  (b).

c)   Subsequent  to  year  end:

     - 6,000,000 common shares were returned to treasury for $ Nil consideration;
     - 1,592,134 common shares were issued at $ 0.15 per share to settle the amount due to Penn Capital Canada Ltd., see Note 7.
     - 966,786 common shares were issued to purchase the leased laboratory equipment discussed in Note 10 for $ 1.

     Common stock issued to purchase equipment and to settle amounts due for consulting services and equipment rentals have been recognized at a nominal value as the fair value of goods and services purchased and of stock issued are not readily determinable.

PENN  BIOTECH  INC.
(A  DEVELOPMENT  STAGE  COMPANY)
NOTES  TO  THE  FINANCIAL  STATEMENTS
DECEMBER  31,  2003  AND  2002
(EXPRESSED  IN  U.S.  DOLLARS)
------------------------------

11.     RELATED  PARTY  TRANSACTIONS

Included in accounts payable and accrued liabilities at December 31, 2003 is $ 16,560 (2002 - $ Nil) due to a corporation controlled by a director.

During  the year ended December 31, 2003 the Company paid rent of $ 13,035 (2002
-  $  Nil)  to  a  corporation  controlled  by  a  director.

See  Notes  10  (b)  and  (c).

12.     FINANCIAL  INSTRUMENTS

     CREDIT  RISK
     Cash, amounts receivable and the amount due from related party expose the Company to credit risk. The Company minimizes its exposure to credit risk by transacting with parties that are believed to be credit worthy. The Company maintains cash accounts at one Canadian chartered bank, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes credit risk associated with cash is remote.

     FAIR  VALUE
     The fair value of cash, amounts receivable, accounts payable and accrued liabilities and amounts due from (to) related party is approximated by their book values due to their short terms to maturity.

13.     INCOME  TAXES

     At December 31, 2003 the Company had non-capital losses for Canadian income tax purposes of approximately Cdn. $ 693,000 that may reduce future taxable income through to 2010. The loss carryforwards are subject to review by the Canada Revenue Agency.

     The Company has fully reserved the $ 143,000 potential income tax benefit of the loss carryforwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized. Of the total potential income tax benefit, $ 135,000 is attributable to 2003.

     There  are  no  significant  temporary  differences  at  December 31, 2003.

14.     SUPPLEMENTAL  CASH  FLOW  INFORMATION

     The  Company  conducted  non-cash  transactions  as  follows:
                                                  2003               2002
                                                  ----               ----
Investing  activities
Purchase  of  property,  plant  and  equipment   $  (1)             $   -


Financial  activities
   Common  stock  issued  to  acquire  property,
      plant  and  equipment                          1                  -
                                                  ----               ----
                                                  $  -              $   -
                                                  ====               ====

     The  Company  has  paid  no  interest  or  income  taxes.

15.     SUBSEQUENT  EVENTS

     See  Notes  5  (b)  and  10  (c).

ITEM  19.  EXHIBITS

Exhibit  12         Section  302  Certification
Exhibit  13         Section  906  Certification


SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                    Penn  Biotech  Inc.


                                     By:    /s/ Jai  Woo  Lee
                                            -----------------
                                     Name:  Jai  Woo  Lee
                                     Title: President,  CEO  and  director
Date:  July  15,  2004
     -----------------

EXHIBIT  12.
------------

CERTIFICATION
-------------

I,  Jai  Woo  Lee,  certify  that:

     1.  I  have  reviewed this annual report on Form 20-F of Penn Biotech Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15f and 15d-15f for the Company and have:
          a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

          c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

     5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

                                      By:        /s/ Jai  Woo  Lee
                                                 -----------------
                                      Name:      Jai  Woo  Lee
                                      Title:     President,  CEO  and  Director
                                      Date:      July  15,  2004



EXHIBIT  13.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report, as amended, of Penn Biotech Inc. (the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jai Woo Lee, President of the Company, certify, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                      By:        /s/ Jai  Woo  Lee
                                                 -----------------
                                      Name:      Jai  Woo  Lee
                                      Title:     President,  CEO  and  Director
                                      Date:      July  15,  2004




                                  End of Filing