Form 20-F
period 2004-12-31
United Traffic Systems Inc
filed 2005-07-14
CIK 1212787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20 - F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ or __________

Commission file number: 333-102931

UNITED TRAFFIC SYSTEM INC.
formerly
PENN BIOTECH INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 676, 141 - 757 Hastings Street, Vancouver, British Columbia, Canada V6C 1A1
Telephone: 604-606-6030
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

Common shares outstanding: December 31, 2004: 32,477,244

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days
(1)	☒	Yes	☐	No	(2)	☒	Yes	☐	No

Indicate by check mark which financial statement item the registrant has selected to follow.
☐	Item 17	☒	Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. DIRECTORS AND SENIOR MANAGEMENT
See Item 4.C.

B. ADVISERS
Principal banker:	Bank of Montreal
First Bank Tower, 595 Burrard Street, Vancouver, B.C. V7X 1L7 Canada

C. AUDITORS
D & H Group LLP
10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 Canada

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information
A.	Selected financial data
The selected financial and other data set forth below should be read in conjunction with the audited financial statements of United Traffic System Inc. (formerly Penn Biotech Inc.) as of December 31, 2004, 2003 and 2002 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal years ended December 31, 2004, 2003 and for the period ended December 31 2002 (which was commented on by the Company's former auditors) are derived from the audited financial statements of the Company, which have been audited by D & H Group LLP, chartered accountants. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information Years ended December 31, 2004, 2003 and from inception October 23, 2002 to December 31, 2002
	Year ended 2004	Year ended 2003	Period ended 2002

Revenue	$4,957	$0	$0
Operating expenses
Seed potato crop costs	117,309	100,041	0
General & admin	1,173,231	148,324	25,843
Write down on licences	26,796	0	0

Impairment of laboratory equipment	36,830	0	0

Net loss	(1,349,209)	(248,365)	(25,843)
Other comprehensive income (loss)	(53,445)	(22,683)	120

Comprehensive loss	$(1,402,654)	$(271,048)	$(25,723)
Weighted average number of common shares	21,642,757	15,195,194	217,391
Basic and diluted loss per common share	$(0.06)	$(0.02)	$(0.12)

BALANCE SHEETS (in U.S. dollars) as of December 31, 2004, 2003 and 2002
Select information

	2004	2003	2002

Cash and cash equivalents	$322	$5,383	$33,909
Accounts receivable -trade	0	9,755	0
Total current assets	322	15,138	33,909
Property, plant and equipment - net	2,326	27,636	0
Licenses	0	28,823	25,580
Total Assets	$2,648	$71,597	$59,489

Accounts payable and accrued liabilities	$75,965	$120,037	$25,580
Due to related party	438,654	238,820	33,390
Note Payable	0	0	16,764
Shareholders' deficiency	(511,971)	(287,260)	(16,215)
Total Liabilities and Shareholders’ Equity	$2,648	$71,597	$59,489

The Company (“UTS” or “PBI”) records its finances in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and received in respect of cash dividends or other distributions paid in Cdn dollars by us. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On June 13, 2005 the noon buying rate was Cdn$1.2577 to US$1.00.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

	AVERAGE RATE (1)	YEAR END	HIGH	LOW
1999	1.4827	1.4440	1.5302	1.4440
2000	1.4871	1.4995	1.5600	1.4350
2001	1.5519	1.5925	1.6023	1.4933
2002	1.5702	1.5800	1.6128	1.5108
2003	1.3916	1.2923	1.5750	1.2923
2004	1.2752	1.2020

(1) the average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)
MONTHLY CLOSING
December 2004	1.2020
January 2005	1.2412
February 2005	1.2335
March 2005	1.2096
April 2005	1.2585
May 2005	1.2552

B.	Capitalization and indebtedness
Not applicable

C.	Reasons for the offer and use of proceeds
Not applicable

D.	Risk Factors
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

WE REQUIRE ADDITIONAL FUNDING SINCE WE EXPECT A NEGATIVE OPERATING CASH FLOW OVER THE NEXT 12 MONTHS
We expect to experience negative operating cash flow for the foreseeable future as a result of significant upfront expenses needed to maintain operations. Accordingly, we will need to raise additional funds in the short-term in order to fund our business plan. We will need to raise the funds by offering and selling equity securities or convertible debt securities, which will cause the percentage of ownership of our shareholders to be reduced. The securities issued to raise funds may have rights, preferences or privileges that are senior to those of the holders of our other securities, including our common stock. We do not have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating. For further discussion, see liquidity and capital resources in the section of this document entitled “Operating and Financial Review and Prospects” below.

FUTURE ISSUANCE OF DEBT MAY CONTAIN CONTRACTUAL RESTRICTIONS THAT MAY CURTAIL IMPLEMENTATION OF OUR BUSINESS PLAN
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

THE EXPIRATION OF THE PATENT WHICH WE HAVE LICENSED MAY DECREASE OUR PROFITABILITY OR DESTROY OUR BUSINESS
The material part of our business is to be a producer and distributor of seed potatoes produced by a patented production system. PBI entered into an exclusive license agreement with Korea Research Institute of Bioscience and Biotechnology (KRIBB) for this patented production system on December 27, 2002. Territories covered under this agreement include Korea, China, and Canada, and the agreement expires for each country on March 11, 2009, March 10, 2010, and March 1, 2010, respectively. This geographic limitation applies to production and distribution of micro-tubers (the first stage of a seed potato). In the case that we fail to become profitable before the expiration of our patent rights, we would be exposed to the risk of increased competition and could suffer a loss of revenue or higher than anticipated costs, which could seriously harm our operating results and ability to attract new business and retain existing business.

PBI MAY BE UNABLE TO GROW ITS PRODUCTS ON A SCALE SUFFICIENT TO WARRANT COMMERCIAL SALES
It is uncertain that PBI will find greenhouse contract farmers for its Minitubers (MNT) (small potatoes that are less than 1.5 inches in diameter) and field contract farmers with sufficient acreage for its field-planted seed potatoes. When PBI does find such contract farmers, there is no guarantee that the negotiation with those farmers will be successful. In such case, PBI may not be able to grow its products on a scale sufficient to warrant commercial sales.

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

OUR PRODUCT COULD BE DESTROYED BY DISEASE, WHICH DECREASES OUR OPPORTUNITY FOR A PROFITABLE BUSINESS
Factors that may affect the quality of the seed tuber include the attack of pests and pathogens such as Potato Cyst Nematode and Columbia Root Knot Nematode. In the early multiplication stages of a seed potato such as nuclear stock (1) and Pre-Elite there is almost zero percent disease tolerance within the stock. Nuclear stocks, including plantlets (small potato plants), microtubers (small potato tubers in the size of a pea) and minitubers (small potatoes which are less than 1.5 inches in diameter), are produced from potato tissue culture material, which has been tested in a laboratory. PBI will first produce microtubers and plantlets at a laboratory, and these microtubers and plantlets are planted in greenhouses in the spring of the following year. From the greenhouses, minitubers, the last stage of nuclear stock seed potatoes, are harvested in the autumn that year and are planted in the field in the spring of the following year. In the autumn, the first field seed potatoes are harvested and called Pre-Elite seed potatoes. Tissue culture (2) and greenhouse cultivation will be strictly controlled and protected against such infections, but there is no assurance that there is no possibility of infection during the later multiplication stages.
(1) Nuclear stock: produced from potato tissue culture material that has been tested in the laboratory and found to be free of all disease pathogens.
(2) Tissue culture: growth of cells from higher organisms in a sterile container, which contains the nutrients necessary for cell growth.

NATURAL DISASTERS
Natural disaster such as flooding, earthquakes or drought and extreme weather conditions will affect the production yields, especially the production in the field. PBI will do its best to minimize the loss in such cases, but PBI's business, results of operations and financial condition will be seriously affected by this factor.

PBI MAY FAIL GOVERNMENT INSPECTIONS REQUIRED BY THE CANADA SEED ACT
In Canada, every commercial seed potato grower must apply for the government's inspection of its nuclear stock culture facilities and seed potato field as prescribed in the Canada seed act. Should seed potatoes grown in the field fail to pass inspection they can be used only as table potatoes. PBI anticipates generating revenues from the sales of its products in 2005 and 2006, assuming the certification of the seed potato by government. If PBI fails government inspections, PBI will not be able to sell its seed potatoes to the public. In this scenario, we will not be able to generate any revenues from sales. PBI will apply for government inspections; however there is no assurance that PBI will pass the inspections. In such a case, the operations of PBI will be seriously affected and PBI's projected production and sales revenue would seriously decrease.

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
PBI depends heavily on its intellectual property and is dependent on its ability to maintain the confidentiality of its biotechnology. Although PBI intends to employ various methods which include patents, trademarks, copyrights and confidentiality agreements with employees, consultants and third party businesses to protect its intellectual property and trade secrets, there can be no assurance that it will be able to maintain the confidentiality of any of its proprietary technologies, know-how or trade secrets, or that others will not independently develop substantially equivalent technology. PBI entered into an exclusive license agreement with Korea Research Institute of Bioscience and Biotechnology (KRIBB) for the patented seed potato production system on December 27, 2002. Territories covered under this agreement include Korea, China and Canada and the agreement expires for each country on March 11, 2009, March 10, 2010, and March 1, 2010, respectively. The failure or inability to protect these rights could have a material adverse effect on PBI's operations.

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

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM.
Our Memorandum and Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in PBI may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

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
Penn Biotech Inc. (PBI or UTS or the Company) was incorporated in British Columbia, Canada, on October 23, 2002 under the Company Act of British Columbia, as a privately owned company that operated from its corporate headquarters located in Vancouver, British Columbia, Canada. The Company changed its name January 13, 2005 to United Traffic System Inc.

PBI has the exclusive right to use patented biotechnology, Mass Production of Seed Potatoes (Potato Microtubers) under its license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). PBI is a development stage company with no significant revenue to date. As of December 31st, 2004, PBI has reported cumulative operating losses of $1,623,417.

PBI acquired the exclusive right to use the Mass Production of Seed Potatoes (Potato Microtubers) patent provided by KRIBB through a license agreement. The agreement allows PBI to use the technology and produce seed tubers for 10 years under the condition of paying 1% of the annual net sales revenue to KRIBB while the contract is effective.

PBI developed its tissue culture at a laboratory leased from Olds College Centre for Innovation (OCCI), a wholly owned subsidiary of Olds College in Olds, Alberta, Canada. The term of the lease contract for the laboratory was for 3 years and a monthly payment for using a lab space and sharing one full time technician with OCCI amounted to approximately $5,300. In November 2004, PBI abandoned its lease with OCCI and vacated the premises pursuant to a mutual agreement between PBI and OCCI. PBI is working to relocate its seed potato operations to Yanji in Jilin province and to Wuxi in Yunnan province, both in China.

During 2003, PBI purchased, at nominal cost, propagation equipment with a replacement value of approximately $550,000 USD from WorldCup Finance Ltd. This equipment is currently located in China. This unique equipment, used in the cultivation of the seed potatoes, was acquired through an intermediary from a Korean company and a former licensee of the KRIBB license who had commissioned the equipment especially for the growth of seed potatoes using the methodology subsequently licensed by PBI. Some of this equipment has been shipped to China where it will be employed in the Company’s future operations there. Due to its specialty nature, the Company had placed a substantial value on the equipment, and then negotiated a price with the intermediary, which was then settled in restricted shares of PBI. However, as at the time of settlement the shares of PBI were very thinly traded, the original owner was bankrupt and its records unavailable, and due to an unwillingness of the intermediary to disclose its own cost, the company has taken the conservative position and placed only a nominal value of $1.00 on the equipment.

In cooperation with Olds College, PBI had applied for financial aid under the IRAP Technology Partnership Canada program (IRAP-TPC) of the National Research Council of Canada. This application was not successful and was abandoned

In order to have better access to business opportunities with potato growers, PBI has registered as an industry associate at potato growers of Alberta. PBI will also participate in various trade shows and present its patented technology which enables mass production of seed potatoes. PBI also attended the 5th World Potato Congress, held in Kunming, China in March 2004.

PBI intends to finance its administrative, start up and initial operating costs by the sale of its shares, other shareholder financings and standard business trade financing. No commitments to provide additional funds have been made by management, stockholders or anyone else. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to PBI or at all. The absence of funding would make the successful completion of PBI's business plan doubtful.

Currently, Jai Woo Lee is devoting full time to operating PBI, negotiating various contracts for operational purposes, assessing future business opportunities and attracting potential investors.

On December 22, 2003, the Company agreed to acquire the exclusive license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license is to provide the Company with the right to use the technology for the longer of 30 years, or the duration of the patents involved, and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the agreement. After renewed negotiations, PBI has re-entered its agreement with Traffic-Its Co., Ltd. and, subsequent to December 31, 2004, PBI changed its name to United Traffic System Inc.

B. Business Overview

Penn Biotech Inc. (hereinafter referred to as "Penn Biotech" or "PBI" or the "Company") intends to be a provider of seed potatoes to the seed potato market in China. The first technology the company obtained was the acquisition of a license from the Korean Research Institute of Bioscience and Biotechnology to utilize their technology to grow seed potatoes. This technology enables seed potatoes to reach commercialization earlier than conventional methods, so reducing costs and risks for growers. In addition, the seed potatoes grown using this technology are of improved quality and will enhance farm productivity. The license provides the Company with the right to use the production technology for a ten-year period and to commercially exploit the license in Canada, Korea and China. The company currently conducts field operations in the province of Yanji in Jilin province and Wuxi in Yunnan province, both in China, after closing down its Canadian operation in Alberta due to low market demand affected in part by the “low-carb diet” and to lack of funding. PBI is in the pre-production stage for the production of its seed potatoes.

PBI passed the annual inspection of its laboratory in Canada in 2004 and therefore the Company’s seed potatoes to be planted in 2005 will be certified.

Currently, Jai Woo Lee, the president of PBI, is negotiating various contracts for operational purposes, assessing future business opportunities and attracting potential investors. PBI's goal is to be self-sufficient within the next two years and to then focus on expanding its market to supply PBI's seed potatoes to farmers and food processing companies and to successfully bid on specific traffic control contract opportunities. To reach its goal, PBI intends to rely on the sale of its shares, other shareholder financings, and standard business trade financing.

Our Product
MASS PRODUCTION OF SEED POTATOES (POTATO MICROTUBERS)

PBI has the exclusive right to use the patented biotechnology, Mass Production of Seed Potatoes (Potato Microtubers) in Korea, China, and Canada under its license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB).

The conventional system used in most major potato producing countries requires such stages as: (1) meristem (2) tissue culture (3) disease indexing (4) plantlets and (5) multiplication
(1) Meristem: a group of plant cells that can divide indefinitely. The meristem provides new cells for the plant as the tips of roots or stems grow; ie the growing tip.
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

PBI's technology allows subcultures to be produced without degeneration of genes in uniquely designed culture dishes. A feature of the culture dish disperses the specially composed culture medium (i) evenly throughout the stems allowing the stems to absorb the nutritive elements in the culture medium, eliminating possible degeneration. Another feature of the culture dish is the hygienic air respiratory function, which provides a sufficient amount of antiseptic air circulation while preventing any possible aerial infection. The culture dishes are stackable and one culture dish has a holding capacity of 10 plantlets allowing PBI's system to yield a high multiplication of plantlets with space-efficiency compared to the conventional system where large space is required to grow each plantlet in a separate flask or tube.
(i) Culture medium: Any nutrient system for the cultivation of cells

The distinctive feature of this system is that it leads to mass production of micro-tubers, which replace the conventional plantlets. Through PBI's technology, micro-tubers are produced from the shoot tips (ii) cultured in-vitro under aseptic conditions after the elimination of diseases is ensured. This facilitates not only genetic stability of the mother plantlet (iii), but also ensures that there is no chance of any re-infection of disease. Micro-tubers are mass-produced in the laboratory for 80 days. At the first stage, plantlets are produced and multiplied from the shoot tips cultured in-vitro for 20 days in the first growth chamber. This first growth chamber is designed to control and provide light necessary for plant germination and growth. After this stage, which is the same as in the conventional system, the plantlets are moved to the second growth chamber. This chamber has no light and only controls temperature. The dark, warm chamber provides a similar environment as underground so that the plantlets form micro-tubers (MCT) over the next 60 days without the energy waste of growing leaf material as in the conventional system.
(ii) Shoot tips: new growth on part of a plant
(iii) Mother plantlet: a plant part aseptically excised and prepared for culture in a nutrient medium to be used as a source of plant material for tissue culture

Mini-tubers (iv) are harvested from the micro-tubers that have grown in a greenhouse using a pot cultivation method with an artificially sterilized soil medium. The mini-tubers can then grow in the field in the second year to produce Pre-Elite seed potatoes. The nuclear seed potato replicates all of the beneficial characteristics found in a mature table (food) potato.
(iv) Tuber: a short thick rounded part of a stem usually found underground. The potatoes that we eat are tubers of the potato plant

The first stage of seed potato production, microtubers (MCT), will be carried out in a rented laboratory. To minimize expenses until supportive revenues are generated, PBI has decided to locate and rent a tissue culture laboratory and outsource lab technicians. MCT take approximately 180 days to grow into MNT in a lab and MCT can be produced all year around.

MCT will be grown in a laboratory, harvested and transferred to a green house to become MNT, harvested and then planted in the field, in April in the following year, to become Pre-Elite.
Production of the second stage minitubers (MNT) will be contracted out to local greenhouse farmers. PBI intends to provide the seed potato (MCT) to be planted and will pay a fee for the planted greenhouse acreage.

Pre-Elite are then harvested and planted to become Elite 1*. Elite 1 will be harvested and sold by PBI to later generation seed potato growers and table potato farmers. Each class of seed potatoes will take one year to produce since it involves normal crop planting and harvesting processes.
PBI's objective is to cultivate commercial seed potatoes at competitive prices and estimates that it will require $500,000 to finance its seed production and business operations until revenue from seed potato production starts late in the year 2005.

PBI started operation at a laboratory in Olds, Alberta July 2003 and has produced plantlets and MCTs in the laboratory. PBI harvested MCTs in December 2003 and planted for MNT’s, harvested in 2004 to be planted in China in 2005. PBI intended to produce MNTs at a contracted greenhouse facility in Alberta but subsequently abandoned the Alberta operations.

For marketing and sales of MNTs, PBI will hire a salesperson. The salesperson will develop and put into practice marketing and sales plans. When product is ready PBI anticipates that it will take approximately six to ten weeks to develop its sales and marketing plans, once funding has been obtained.
No commitments to provide additional funds have been made by management, stockholders or anyone else. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to PBI or at all. The absence of funding would make the successful completion of any of the Phases of PBI's business plan doubtful.

*Eight Classes of Seed Potatoes:
1. Nuclear stock: produced from potato tissue culture material, which has been tested in the laboratory and found to be free of all disease pathogens. Nuclear stock includes plantlets, microtubers and minitubers.
- Plantlet: a small plant, usually one produced vegetatively from a parent
- Microtubers (MCT): produced in the laboratory from tissue culture plantlets by varying the light intensity and growth media of the plantlets. Microtubers, which are approximately the size of a pea, are produced in the axils of the leaves.
- Minitubers (MNT): small seed tubers, less than 1 1/2 inches in diameter, that are produced in sterile growing media in the greenhouse.
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

Industry Overview
Biotechnology Industry
According to Ernst and Young's Beyond Borders: The Global Biotechnology Report 2002, there are 4,284 biotechnology companies worldwide, and 622 out of 4,284 are public companies. In 2001, those public companies generated revenues of $35 billion, spent $16 billion on Research and Development and employed more than 188,000 people* (Bizsites. Com).

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

PBI will publish a variety of information materials, such as company brochures and product pamphlets, to introduce PBI's system and products. The company brochures will include information such as company introduction, profile of management team, as well as photos of PBI laboratory where microtubers are produced. The product pamphlets will briefly explain how and where PBI technology was developed; how PBI technology is different from other MCT production technologies; and how PBI products are different from competitors' products. PBI will publish these information materials and distribute them to large-scale potato farms, government offices, and food processing companies in China and in Canada. In addition, PBI will establish its company website so that anyone with access to the Internet can enter the website and learn about the Company, its technology and its products. To increase public interest in potatoes and the potato industry, PBI website will also include the information such as the nutritional values of potatoes, facts of potato production, the history of potatoes, etc.

PBI will retain farms for producing pre-elite and E-1 class seed potatoes after PBI provides them mini-tubers. Industry contacts coupled with direct mail, attendance at trade shows and general advertising will develop clients for sales.

Competition
Currently, there is no one dominant seed potato producing company or farm in the world market. The following are some of the leading seed potato producers: TECHNICO PTY. LIMITED is an Australian agri-biotechnology company commercializing their TECHNITUBER(R) technology with operation facilities in Australia, China, India, Mexico, Thailand, and the USA. Technico Pty. Limited., with a key strategic alliance with global food processors including Frito Lay Inc., now specializes in the supply chain management with production of early generation seed. QUANTUM TUBERS CORPORATION, a Wisconsin-based company, uses its own Quantum TubersTM manufacturing technology to produce minitubers. BON ACCORD ELITE SEED POTATO CENTRE, Canada's leading seed potato provider, receives in vitro plantlets and microtubers from the Plant Propagation Centre, and multiplies these to produce nuclear stock, pre-elite and elite 1 seed potatoes.

Employees
PBI currently has no employees. The president of the Company, Jai Woo Lee, commits his full time to developing the Company and contracts out specific required functions where required. PBI expects to engage one marketing manager and one technical officer. For the tissue culture lab operation, at least one full-time lab technician will be hired on a contract. We expect our labour relations to be good. None of our employees will be covered by a collective bargaining agreement.

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
PBI was incorporated on October 23, 2002 under the laws of British Columbia, Canada as a privately owned company. The Company vacated its laboratory located within the Olds College Centre for Innovation (OCCI), Olds, Alberta, Canada. The Company changed its name to United Traffic System Inc. January 13, 2005.

D.	Property, Plant and Equipment
PBI rents on a month-to-month basis its principal executive offices located at 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8. There is no security deposit. The office facilities in the principal executive offices are leased from the property owners. Subsequent to December 31, 2004 the Company vacated its offices at 543 Granville Street in order to reduce costs. We do not carry tenants insurance for office contents. The Company is looking for suitable office space and expects to be re located July 1, 2005.

PBI leased its tissue culture laboratory from OCCI, a wholly owned subsidiary of Olds College in Olds, Alberta, The term of the lease contract for the laboratory was for 3 years and a monthly payment for using a lab space and sharing one full time technician with OCCI amounts to approximately $5,300. During November 2004 PBI abandoned its leased premises pursuant to mutual agreement with OCCI.

Item 5. Operating and Financial Review and Prospects
The following discussion and analysis is based on and should be read in conjunction with the Company’s audited financial statements including the notes thereto and other financial information appearing elsewhere herein. The audited consolidated financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A.	Operating Results
Year comparisons between 2004 and 2003
For the year ended December 31, 2004, the Company achieved sales revenues of $4,957 compared with sales revenues of $nil for the period ended December 31, 2003. The Company's net loss for the period increased to $1,349,209 in 2004 from a loss of $248,365 in 2003. Such increase in the operating loss was due primarily to costs incurred in salaries to administer the Company (2004 - $112,056; 2003 - $54,881), and to an increase in consulting fees (2004 - $900,499; 2003 - $5,282). In the same period, the working capital deficiency increased to $(514,297) in 2004 from a deficiency of $(343,719) in 2003. As of the year ended December 31, 2004, the Company had an accumulated stockholders’ deficiency of $(511,971). The current year’s contribution to the deficit was financed in part by a $199,834 net increase in related party loans. Subsequent to December 31, 2004 the Company approved the settlement of the related party loan by the issuance of stock per a debt settlement agreement and had, as of May 31, 2005, settled $235,000 of the loan for the issuance of 9,500,000 shares of common stock.

B.	Liquidity and capital resources
Our initial sources of liquidity are expected to be related party loans and equity financing. PBI has on hand as at December 31, 2004 $322 and anticipates expending an additional $500,000 to advance to sales over the next years planned business strategy. We will need additional funding in order to maintain research and to produce and distribute our products that are under development.
There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period or if available, that it can be obtained on satisfactory terms. We have no arrangements in place with our officers, directors or affiliates to provide liquidity to us.

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

Country	Application No.	Applied Date	Registration No.	Issue Date	Expiry Date
Canada	2011230	03-01-1990	2,011,230	23-03-1999	03-01-2010
Korea	89-003009	03-11-1989	51832	28-05-1992	03-11-2010
China	ZL90101337.4	03-10-1990	26562	25-03-1994	03-10-2010

D.	Trend information
See Item 4 B. Business Overview, Industry Overview

E.	Off-balance sheet arrangements
Not applicable

F.	Tabular disclosure of contractual obligations

Payments due (by period)
Contractual Obligations	Total	less than one year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations	$nil	$nil	$nil	$nil	$nil
Debentures	$nil	$nil	$nil	$nil	$nil
Long-term accounts payable	$nil	$nil	$nil	$nil	$nil
Contractual Commitments	$nil	$nil	$nil	$nil	$nil
Retirement and severance indemnities	$nil	unknown	unknown	unknown	unknown

G.	Safe harbor
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

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table sets forth the name, age, and position of each Director and Executive Officer of Penn Biotech Inc.

NAME	AGE	POSITION

Jai Woo Lee	54	President, CEO and Director

Hye Kyung Kim	49	Director and Secretary

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

Craig Auringer, Director: Craig Auringer brought 7 years of market experience and finance background from both the investment banking and corporate relations fields. He has worked with various public and private companies, helping them to realize the financial backing necessary for their continued development. Mr. Auringer resigned as a director of the Company in July, 2004.

B.	Compensation
Executive Compensation
We did not pay any compensation during fiscal 2004 and 2003 to our directors and officers except: for consulting and management services rendered to the Company, 461,539 common shares of the Company were issued to Mr. Jai Woo Lee in 2003 and 700,000 common shares were issued to Craig Auringer subsequent to his resignation as a director of the Company for his past services to the Company. A director was appointed July 20, 2004 and resigned October 15, 2004, and paid $42,300 for his services to the Company over the year ended December 31, 2004.
The amount of retirement and severance benefits accrued for our executive officers and directors in 2004 and 2003 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2004 or 2003.

Stock Option Plan
Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees.

On May 20, 2004, PBI approved the granting of up to 2,300,000 options to its employees under the 2004 Employee Incentive Plan. At December 31, 2004, nil options have been granted. We have filed a registration statement on Form S-8 that permits and facilitates the offering of options to acquire shares of common stock of the Company by employees, directors and consultants. This option will become exercisable at the price of $1.20 as to one-third of the 2.3 million shares 1 month after the grant date, one-third of the 2.3 million shares 13 months after the grant date and the other one-third 25 months after the grant date.

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

Independent auditor
Our Articles of Incorporation provide for the appointment by the shareholders of the Company of an independent auditor. The independent auditor’s term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor. Currently, D&H Group LLP is our independent auditor.

Independent director
At June 30, 2005 and from July 2004, no one has served or serves on the board as an independent director.

D.	Employees
Employment Contracts with employees and officers
The Company does not have any employment agreement with any of its employees or officers.

E.	Share Ownership
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2004 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

NAME	SHARES OWNED	PERCENTAGE OF SHARES OWNED
Jai Woo Lee, President, CEO and Director	5,483,217	16.88%
Penn Capital Canada Ltd. (1)	1,562,134	4.81%
Craig Auringer, Director (resigned July 2004)	1,000	0.00%
All Executive Officer and Directors as a Group	7,046,351	21.69%

(1)	Penn Capital Canada Ltd. is a private company controlled by Hye Keung Kim.

(2)	Subsequent to December 31, 2004 Penn Capital Canada Ltd. settled $235,000 of debt owing to it by the Company for the issuance of 9,500,000 shares.

Item 7. Major Shareholders and Related Party Transactions
A.	Major shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2004 by each person known to us to own beneficially more than five percent (5%) of our shares, based on 32,477,244 shares of common stock issued at December 31, 2004.

Name and address	Amount of Stock Beneficially Owned	Percentage of Class
Jai Woo Lee	5,483,217	16.88%
WorldCup Finance Ltd.	2,733,515	8.42%
Penn Capital Canada Ltd.	1,562,134	4.81%
Traffic ITS Co., Ltd. (1)	2,000,000	6.16%
Martin Richards & Assoc. Ltd. (2)	2,500,000	7.70%
Solvit Telecom Co Ltd.	2,045,056	6.30%
The Scooter Corp (2)	2,000,000	6.16%

(1) On December 22, 2003, the Company agreed to acquire the exclusive right to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. In consideration for the license, the Company issued 2,000,000 common shares valued at $1. Subsequent to December 31, 2003 the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the agreement. During 2004, the Company renegotiated and determined to proceed with the license.

(2) These 4,500,000 shares form part of 10,000,000 shares which were issued pursuant to a funding agreement which did not proceed - Subsequent to December 31, 2004 the Company cancelled the shares.
All the shares are shares of common stock and all have equal rights. There are no arrangements known to the Company the operation of which would at a subsequent date result in a change in control of the Company.

B.	Related party transactions
There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology.

During the year 2004 the Company borrowed funds from Penn Capital Canada Ltd., a corporation controlled by a director of the Company, to cover operating expenses. Subsequent to December 31, 2004 a total of 9,500,000 common shares of the Company were issued to Penn Capital Canada Ltd. to settle accounts payable of $235,000. In 2004, 1,592,134 common shares of the Company were issued to Penn Capital Canada Ltd. to settle accounts payable of $256,160. Penn Capital Canada Ltd. is a private company controlled by Hye Keung Kim, a director of the Company.

In the event conflicts between the Company and its related parties arise, the Company will attempt to resolve any such conflicts of interest in favour of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which require that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

C.	Interests of experts and counsel
Not applicable

Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information
See "Item 18— Financial Statements"

B.	Significant Changes
There has been no significant change in the Company’s affairs since the December 31, 2004 financial statements.

Item 9. The Offer and Listing
Not Applicable

Item 10. Additional Information
A.	Share capital
The Company had 15,000,000 shares of common stock issued and outstanding prior to the filing of its form F-1 with the U.S. Securities and Exchange Commission. Effective May 27, 2003, the shareholders of the Company were allowed to sell their shares of common stock of the Company to the public at the maximum price of USD$0.10 per share. On December 23, 2003 the Company issued an additional 461,539 common shares to settle an outstanding debt to a private company controlled by Hye Keung Kim, 3,811,758 shares to WorldCup Finance Ltd. for equipment and 2,000,000 shares issued to Traffic ITS Co., Ltd. with respect to the marketing rights and license agreements with Traffic ITS Co., Ltd.
During August / September 2004 the Company issued 10,000,000 shares pursuant to a funding agreement. Subsequent to December 31, 2004 the Company determined that the funding group had failed to comply with the terms of the funding agreement and cancelled the agreement. The 10,000,000 common shares issued are therefore to be returned to the Company and cancelled.
On February 12, 2004, 6,000,000 shares held by Inzi Display Co., Ltd. were cancelled. On March 15, 2004, 2,558,920 common shares were issued by the Company in settlement of outstanding accounts payable to Penn Capital Canada Ltd. (1,592,134 shares) and WorldCup Finance Ltd. (966,786 shares).
During the year ended December 31, 2004 the Company also issued an additional 3,125,000 common shares for services valued at $860,000, issued 320,000 shares to settle a debt of $26,560 and issued 1,200,000 shares for $39,024. The number of outstanding shares of the Company as of December 31, 2004 was 32,477,244 shares of common stock with no par value.

B.	Memorandum and articles of association
Refer to Exhibit numbers 3.1 and 3.2 of the Company’s Form F-1 accepted for filing May 27, 2003

C.	Material contracts
None

D.	Exchange Controls
There currently are no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.

There is no limitation, imposed either by Canadian law or by the Articles of Incorporation and other charter documents of the Company, on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act as amended (the "Act") and as amended by the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

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
Documentation concerning the Company and which is referred to in this filing may be inspected at the Company’s EDGAR filing site on the internet at www.sec.gov

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

Inflation
We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2000, 2001, 2002 and 2003 was 2.7%, 2.6%, 2.2% and 1.6% respectively.

Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable

Item 15. Controls and Procedures
Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in §§240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.
There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

Item 16. (Reserved)

Item 16A. Audit Committee Financial Expert
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

Item 16C. Principal Accountant Fees and Services
(a)Audit Fees: For the fiscal year 2003, the Company paid $22,000 (Cdn$28,380) for professional services rendered by its auditors for the audit of the Company’s annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years (2002: USD$12,122 paid to its former auditors).
(b)Audit-Related Fees: For the fiscal year 2003, the Company paid $3,020 (Cdn$3,832) for professional services rendered by its auditors for the interim review of the Company’s June 30, 2003 interim financial statements (2002: USD$3,079 paid to its former auditors).
(c)Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).
(e) The Company’s board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.
(f)Percentage of work performed by persons other than the principal accountant’s full-time, permanent employees: 0%

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not Applicable

Part III

Item 17. Financial Statements
Not Applicable

Item 18. Financial Statements

AUDITORS’ REPORT

To the stockholders of
United Traffic Systems Inc.

We have audited the balance sheets of United Traffic Systems Inc. (formerly Penn Biotech Inc.) (A development Stage Company) as at December 31, 2004 and 2003 and the statements of operations and comprehensive loss, stockholders’ equity and cash flow for the years then ended and for the cumulative period from inception on October 23, 2002 to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flow for the year ended and for the cumulative period from inception on October 22, 2002 to December 31, 2004 in accordance with United States generally accepted accounting principles.

The financial statements as at, and for the period from inception on October 23, 2002 to December 31, 2002, were reported on by other auditors who expressed an opinion without reservation on those statements in their report dated January 31, 2003.

“D&H Group LLP”

Vancouver, B.C., Canada
June 24, 2005	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the stockholders dated June 24, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“D&H Group LLP”

Vancouver, B.C., Canada
June 24, 2005	Chartered Accountants

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
BALANCE SHEETS
(Expressed in U.S. Dollars)

	December 31,
	2004	2003
ASSETS

CURRENT ASSETS
Cash	$322	$5,383
Amounts receivable (Note 3)	-	9,755
	322	15,138

PROPERTY, PLANT AND EQUIPMENT (Note 4)	2,326	27,636

LICENSE (Note 5)	-	28,105

DUE FROM RELATED PARTY	-	718

	$2,648	$71,597

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$75,965	$120,037
Due to related party (Note 6)	438,654	238,820

	514,619	358,857
COMMITMENTS (Note 8)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

COMMON STOCK (Note 7)
Authorized 100,000,000 shares; no par value; Issued and outstanding: 2004 - 32,477,244; 2003 - 21,273,324	1,187,454	9,512

COMMON STOCK TO BE RETURNED (Note 5 (b))	-	(1)

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	(1,623,417)	(274,208)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(76,008)	(22,563)
	(511,971)	287,260)

	$2,648	$71,597
GOING CONCERN (Note 1)

See accompanying notes to the financial statements.

Approved by the Board	Director	Director

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)

	Year ended December 31, 2004	Year ended December 31, 2003	Period from inception on October 23, 2002 to December 31, 2002	Cumulative from inception on October 23, 2002 to December 31, 2004

REVENUE	$4,957	$-	$-	$4,957
SEED POTATO CROP COSTS Consulting	12,500	11,260	-	23,760
Consumables and supplies	14,478	6,193	-	20,671
Depreciation of leaseholds	-	9,284	-	9,284
Production facility expenses	78,026	54,666	-	132,692
Freight	2,555	11,413	-	13,968
Maintenance and sterilization	3,046	1,298	-	4,344
Travel	780	3,053	-	3,833
Wages and salaries	5,924	2,874	-	8,798
	117,309	100,041	-	217,350
ADMINISTRATIVE EXPENSES
Administrative salaries and benefits	112,056	54,881	-	166,937
Amortization of license	3,148	2,900	-	6,048
Consulting	900,499	5,282	-	905,781
Finance fee	12,937	-	-	12,937
Depreciation of office furniture	546	191	-	737
Foreign exchange loss (gain)	108	(3,593)	-	(3,485)
Advertising and promotion	13,629	-	-	13,629
Office	18,371	26,524	13,628	58,523
Professional fees	27,131	17,402	3,184	47,717
Rent (Note 8)	36,613	13,035	-	49,648
Travel and entertainment	48,193	31,702	9,031	88,926
	1,173,231	148,324	25,843	1,347,398
NET LOSS FROM OPERATIONS
For the period	(1,285,583)	(248,365)	(25,843)	(1,559,791)
OTHER EXPENSES
Write down of licenses	(26,796)	-	-	(26,796)
Impairment of laboratory equipment	(36,830)	-	-	(36,830)

NET LOSS FOR THE PERIOD	(1,349,209)	(248,365)	(25,843)	(1,623,417)
OTHER COMPREHENSIVE LOSS
Foreign currency translation	(53,445)	(22,683)	120	(76,008)
COMPREHENSIVE LOSS	$(1,402,654)	$(271,048)	$(25,723)	$(1,699,425)

LOSS PER COMMON SHARE
basic and diluted	$(0.06)	$(0.02)	$(0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	21,642,757	15,195,194	217,391

See accompanying notes to the financial statements.

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY
(Expressed in U.S. Dollars)

	Common stock		Common stock to be	Deficit Accumulated during the development	Accumulated other comprehensive income
	Shares	Amount	returned	stage	(loss)

Inception, October 23, 2002	-	$-	$-	$-	$-
Common shares issued for cash	15,000,000	9,508	-	-	-
Foreign currency translation	-	-	-	-	120
Net loss for the period	-	-	-	(25,843)	-

Balance at December 31, 2002	15,000,000	9,508	-	(25,843)	120
Common stock issued for property, plant and equipment	3,704,093	1	-	-	-
Common stock issued for equipment rental	107,692	1	-	-	-
Common stock issued for consulting services	461,539	1	-	-	-
Common stock issued for license (Note 5 (b))	2,000,000	1	(1)	-	-
Foreign currency translation	-	-	-	-	(22,683)
Net loss for the year	-	-	-	(248,365)	-

Balance at December 31, 2003	21,273,32	9,512	(1)	(274,208)	(22,563)

Common stock cancelled	(6,000,000)	(3,803)	1	-	-
Settlement of debt	1,592,134	256,160	-	-	-
Purchase of equipment	966,786	1	-	-	-
Issued for services	3,000,000	840,000	-	-	-
Held for cancellation	10,000,000	-	-	-	-
Issued for services	125,000	20,000	-	-	-
Settlement of debt	320,000	26,560	-	-	-
Issued for cash	1,200,000	39,024	-	-	-
Foreign currency translation	-	-	-	-	(53,445)
Net loss for the year	-	-	-	(1,349,209)	-

Balance at December 31, 2004	32,477,244	$1,187,454	$-	$(1,623,417)	$(76,008)

See accompanying notes to the financial statements.

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
STATEMENTS OF CASH FLOW
(Expressed in U.S. dollars)

	Year ended December 31, 2004	Year ended December 31, 2003	Period from inception on October 23, 2002 to December 31, 2002	Cumulative from inception on October 23, 2002 to December 31, 2004

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period	$(1,349,209)	$(248,365)	$(25,843)	$(1,623,417)
Adjustments to reconcile net cash provided by operating activities
Depreciation of property, plant and equipment	546	9,475	-	10,021
Amortization of license	3,148	2,900	-	6,048
Impairment of laboratory equipment	37,839	-	-	37,839
Write down of licenses	26,796	-	-	26,796
Common stock issued for consulting services	860,000	1	-	860,001
(Increase) decrease in amounts receivable	9,755	(9,755)	-	-
Increase (decrease) in accounts payable and accrued liabilities	(44,073)	94,458	25,580	75,964
	(455,198)	(151,286)	(263)	(606,748)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of license	-	-	(25,580)	(25,580)
(Purchase) of property, plant and equipment	-	(37,839)	-	(37,839)
	-	(37,839)	(25,580)	(63,419)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock for cash	39,024	-	9,508	48,532
Advances from related party	455,994	204,712	33,390	694,814
Advances (repayment) of note payable	(718)	(16,734)	16,734	(718)
	494,300	187,978	59,632	742,628

INCREASE (DECREASE) IN CASH DURING THE PERIOD	39,102	(1,147)	33,789	72,461

EFFECT OF FOREIGN CURRENCY TRANSLATION	(44,163)	(27,379)	120	(72,139)

CASH, beginning of period	5,383	33,909	-	-

CASH, end of period	$322	$5,383	$33,909	$322

See Notes 12 and 13

See accompanying notes to the financial statements.

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

1.	GOING CONCERN

United Traffic System Inc. (the “Company” or “PBI”) was incorporated under the Company Act (British Columbia) on October 23, 2002. On January 13, 2005 the Company changed its name from Penn Biotech Inc.

The Company has acquired the exclusive right to use patented technology to produce seed potatoes. The Company's planned principal business operations include the production and sale of seed potatoes. To date the Company has devoted substantially all of its efforts to implementing the patented technology to produce seed potatoes at full production capacity in a tissue culture facility at Olds Agricultural College, Alberta. In November, 2004 the Company abandoned the Olds facility and is working to relocate its operations to the People’s Republic of China.

On December 22, 2003, the Company agreed to acquire the exclusive license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license is to provide the Company with the right to use the technology for the longer of 30 years, or the duration of the patents involved, and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the agreement. After renewed negotiations, PBI has re-entered its agreement with Traffic-Its Co., Ltd. and, subsequent to December 31, 2004, PBI changed its name to United Traffic System Inc.

The Company has not yet generated significant revenue from its planned principal business operations. As of December 31, 2004 the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 (“SFAS No. 7”).

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishments of liabilities in the normal course of business. The Company has incurred losses during period from inception on October 23, 2002 to December 31, 2004 of $1,623,417.

The Company requires financing to fund its future operations and will attempt to meet its ongoing liabilities as they fall due through the sale of equity securities and/or debt financing. There can be no assurance that the Company will be able to raise the necessary financing to continue in operation or meet its liabilities as they fall due or be successful in achieving profitability from its planned principle operations. Should the Company be unable to realize the carrying value of its assets or discharge its liabilities in the normal course of business, the Company may not be able to remain in operation and the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are in accordance with United States generally accepted accounting principles (“US GAAP”). Significant accounting principles utilized in the preparation of the financial statements are summarized below:

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

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price to the customer is fixed or determinable and when collectability is reasonably assured.

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

Laboratory equipment	10 years
Laboratory leaseholds	3 years
Office furniture	5 years

License
Licenses are initially recorded at cost and are amortized on a straight line basis over the estimated useful life of the underlying technology. The seed potato production license is amortized over ten years, the estimated life of this technology.

Impairment of long-lived assets
The Company has adopted Statement of Financial Accounting Standard (“SFAS”) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that long-lived assets to be held and used be assessed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. SFAS No. 144 established a single accounting model for long-lived assets to be disposed of by sale.

Stock-based compensation
In October 1995, the Financial Accounting Standards Board (“FASB”) issued No. 123 “Accounting for Stock-Based Compensation”, effective for fiscal years beginning after December 15, 1995. SFAS 123 encourages a fair value method of accounting for employee stock-based compensation and requires entities to adopt that method of accounting for its awards of stock-based compensation to non-employees. SFAS 123 allows an entity to continue to recognize employee stock-based compensation using the intrinsic value method as described in Accounting Pronouncement Bulletin Opinion No. 25 ”Accounting for Stock Issued to Employees”(“APB 25”). The Company has elected to account for employee stock-based compensation as prescribed under APB 25.

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation
The Company's functional currency is the Canadian dollar and its books and records are maintained in Canadian dollars. Transactions denominated in currencies other than the Canadian dollar are accounted for in Canadian dollars using the exchange rate in effect at the time. Foreign currency gains and losses are included in earnings. These financial statements are presented in United States ("US") dollars. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates in effect at the time the transactions occurred, which is approximated by the use of a weighted average rate of exchange for the periods presented. Foreign currency translation gains and losses are included as an element of other comprehensive income in the statement of loss and comprehensive loss and in the stockholders’ equity section of the balance sheet.

Earnings (loss) per share
Earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each period. Convertible equity securities, such as convertible preferred shares, stock options and stock purchase warrants would not be considered in the calculation of earnings (loss) per share as their inclusion would be anti-dilutive.

Income taxes
The Company follows SFAS No. 109 “Accounting for Income Taxes”. SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse.

Recent accounting pronouncements
In December 2004 the FASB issued SFAS 123R “Share-based Payments”, effective for fiscal years beginning after June 15, 2005. SFAS 123R requires a fair value method of accounting for all stock-based compensation and other share-based payments. The Company will adopt SFAS 123R upon its effective date.

In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), “Exchanges of Non-monetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29 "Accounting for Non-monetary Transactions" ("Opinion 29"), which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in Opinion 29 included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and provides a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any non-monetary transactions after the effective date.

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

3.	AMOUNTS RECEIVABLE

	2004	2003

Recoverable Canadian federal excise tax	$-	$9,639
Other	-	116
	$-	$9,755

4.	PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Cost	Impairment and Accumulated depreciation	Net	Net

Laboratory equipment	$5,763	$5,763	$-	$5,763
Laboratory leaseholds	29,992	29,992	-	19,994
Office furniture	3,128	802	2,326	1,879
	$8,883	$36,557	$2,326	$27,636

In November 2004 the Company abandoned its Canadian laboratory and terminated its lease of the related laboratory premises. All related equipment and leasehold improvements were charged to earnings at the time of abandonment.

5.	LICENSES

	2004	2003

License agreement - Seed potato production (a)	$33,495	$31,228
Less: Accumulated amortization	(6,699)	(3,123)
Write down	(26,796)	-

	$-	$28,105

(a) Seed potato production license
On December 27, 2002, the Company acquired the exclusive right to produce seed potatoes using a technology owned by the Korea Research Institute of Bioscience and Biotechnology. The license provides the Company with the right to use the production technology for a ten-year period and to commercially exploit the technology in Canada, the Republic of Korea (South Korea) and the People’s Republic of China (China).

In consideration for the license the Company paid 30 million Korean Won (US $ 33,495). The Company is also required to pay a royalty equal to 1% of annual gross sales generated through commercial exploitation of the license. The technology is protected by patents filed in Canada, South Korea and China.

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

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

5.	LICENSES - continued

In consideration for the license, the Company issued 2,000,000 common shares valued at $ 1. Subsequent to December 31, 2003 the Company determined the licensor had failed to comply with the terms of the agreement. During 2004, after further analysis, it was mutually agreed to continue with the license.

6.	DUE TO RELATED PARTY

The amount due to Penn Capital Canada Ltd., a corporation controlled by a director, does not bear interest, is not secured and has no fixed terms of repayment.

7.	COMMON STOCK

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

c) During the year ended December 31, 2004 the Company :
- cancelled 6,000,000 common shares which were returned to treasury for no consideration resulting in a reduction of common stock of $3,802;
- issued 1,592,134 common shares at $ 0.15 per share to settle an amount due to Penn Capital Canada Ltd., see Note 6.
- issued 966,786 common shares to purchase laboratory equipment discussed in Note 8 for $1.
- issued 3,125,000 common shares for services valued at $860,000
- issued 10,000,000 common shares pursuant to a financing arrangement which was subsequently cancelled for non performance. Subsequent to December 31, 2004 the Company cancelled the 10,000,000 shares of common stock previously issued and held for cancellation.
- issued 320,000 common shares for the settlement of $26,560 in debt which was owing to a third party.
- issued 1,200,000 common shares for cash of $39,024.

Common stock issued to purchase equipment in 2004 and 2003 and to settle amounts due for consulting services and equipment rentals in 2003 have been recognized at a nominal value as the fair value of goods and services purchased and of stock issued are not readily determinable.

Stock options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares of the Company. The Company has reserved 2,300,000 of its authorized common shares for the future granting of stock options at the discretion of the board of directors.

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

8.	COMMITMENTS

The Company leased laboratory equipment and premises under operating leases that were to expire during the fiscal year ending December 31, 2006. During 2004 the Company purchased the equipment in exchange for 966,786 shares of common stock, see note 7, and terminated the lease of the premises.

9.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at December 31, 2004 is $nil (2003: $ 16,560 -2002: $ Nil) due to a corporation controlled by a director.

During the year ended December 31, 2004 the Company paid rent of $36,613 (2003: $ 13,035 - 2002: $ Nil) to a corporation controlled by a director.

A company controlled by a director of the Company advanced the company $455,994 during 2004. The Company issued 1,592,134 shares of common stock in settlement of $256,160 of the amount due that same related party (see Note 6).

A former director of the Company was issued 700,000 shares of common stock for past services valued at $196,000.

A director, who was appointed July 20, 2004 and resigned October 15, 2004, was paid $42,300 for his services to the Company over the year ended December 31, 2004.

See also Notes 6, 7 and 13.

10.	FINANCIAL INSTRUMENTS

Credit risk
Cash, amounts receivable and the amount due from a related party expose the Company to credit risk. The Company minimizes its exposure to credit risk by transacting with parties that are believed to be credit worthy. The Company maintains cash accounts at one Canadian chartered bank, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes credit risk associated with cash is remote.

Fair value
The fair value of cash, amounts receivable, accounts payable and accrued liabilities and amounts due from (to) a related party is approximated by their book values due to their short terms to maturity.

11.	INCOME TAXES

At December 31, 2004 the Company had non-capital losses for Canadian income tax purposes of approximately Cdn. $822,000 that may reduce future taxable income through to 2015. The loss carry forwards are subject to review by the Canada Revenue Agency.

United Traffic System Inc.
(formerly Penn Biotech Inc.)
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

11.	INCOME TAXES - continued

The Company has fully reserved the USD$221,000 potential income tax benefit of the loss carry forwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized. Of the total potential income tax benefit, USD$153,000 is attributable to 2004.
There are no significant temporary differences at December 31, 2004 and 2003.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company conducted non-cash transactions as follows:

	2004	2003
Investing activities
Purchase of property, plant and equipment	$(1)	$(1)
Financial activities
Common stock issued to acquire property, plant and equipment	1	1
Common stock issued for debt settlement	278,918	-
Related party advances paid by common stock issued	(256,160)	-
Common stock cancelled	(3,803)	-
	$18,955	$-
The Company has paid no interest or income taxes.

13.	SUBSEQUENT EVENTS

Subsequent to December 31, 2004 the Company issued 9,500,000 shares of common stock to settle $235,000 in debt owing to a related party (note 6) and issued 4,000,000 shares of common stock for $50,000 cash and $50,000 in expenses paid on behalf of the Company.
(see also Note 7c)

Item 19. Exhibits

Exhibit 12	Section 302 Certification
Exhibit 13	Section 906 Certification

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Penn Biotech Inc.

By: /s/
Name: Jai Woo Lee
Date:June 30, 2005	Title: President, CEO and director