Form 20-F
period 2005-12-31
United Traffic Systems Inc
filed 2006-06-30
CIK 1212787

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 20 - F
(MARK  ONE)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Date of event requiring this shell company report ___________

     FOR THE TRANSITION PERIOD FROM       TO

                       COMMISSION FILE NUMBER: 333-102931

                           UNITED TRAFFIC SYSTEM INC.
                           --------------------------

             (Exact name of registrant as specified in its charter)

                            British Columbia, Canada
                            ------------------------
                 (Jurisdiction of incorporation or organization)

            808 - 27 Alexander Street, Vancouver, BC, V6A 1B2, Canada

                             Telephone: 778-898-0040
                             -----------------------
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class             Name of Each Exchange On Which Registered
      -------------------             -----------------------------------------
COMMON SHARES WITHOUT PAR VALUE                OTC Bulletin Board


Securities registered or to be registered pursuant to Section 12(g) of the Act:
     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding: December 31, 2005: 53,977,244

Indicate by check mark if the registrant is a well-known seasoned issuer, as
defined  in  Rule  405  of  the  Securities  Act.      Yes   [ ]    No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of
the  Securities  Exchange  Act  of  1934.     [ ]  Yes  [X]  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days
(1)  [X]   Yes  [ ]   No      (2)  [X]   Yes  [ ]   No

Indicate by check whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer [ ]   Accelerated  filer [ ]   Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-25 of the Exchange Act):
Yes  [ ]   No  [X]

Indicate by check mark which financial statement item the registrant has selected to follow.
[ ]  Item 17     [X]  Item 18

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                               Yes  [ ]    No  [ ]

                                      PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
-------------------------------------------------------------

A.   DIRECTORS AND SENIOR MANAGEMENT
SEE  ITEM  4.C.

B.   ADVISERS
Principal banker:   Bank  of  Montreal

                    First Bank Tower, 595 Burrard Street, Vancouver, B.C. V7X 1L7 Canada

C.   AUDITORS
D & H Group LLP
10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 Canada

ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE
-----------------------------------------------------
Not  Applicable

ITEM  3.  KEY  INFORMATION
--------------------------
A.   SELECTED FINANCIAL DATA
The selected financial and other data set forth below should be read in conjunction with the audited financial statements of United Traffic System Inc. as of December 31, 2005, 2004 and 2003 including the notes thereto, and "Item 5
- Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal years ended December 31, 2005, 2004 and for the period ended December 31 2002 (which was commented on by the Company's former auditors) are derived from the audited financial statements of the Company, which have been audited by D & H Group LLP, chartered accountants. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information
Years ended December 31, 2005, 2004 and from inception October 23, 2002 to December 31, 2003

                                           Year ended    Year ended    Period ended
                                              2005          2004           2003
                                          ------------------------------------------
Revenue                                   $         -   $     4,957   $           -
                                          ------------------------------------------
Operating expenses
    Seed potato crop costs                          -       117,309         100,041
    General & admin                           370,203     1,173,231         174,167
Write down on licenses                              -        26,796               -
Impairment of office equipment                  2,326             -               -
Impairment of laboratory equipment                  -        36,830               -
                                          ------------------------------------------

Net loss                                     (372,529)   (1,349,209)       (274,208)
Other comprehensive loss                       (2,358)      (53,445)        (22,563)
                                          ------------------------------------------

Comprehensive loss                        $  (374,887)  $(1,402,654)  $    (296,771)
                                          ------------------------------------------
Weighted average number of common shares   41,622,449    21,642,757      15,195,194
                                          ------------------------------------------
Basic and diluted loss per common share   $     (0.01)  $     (0.06)  $       (0.02)
                                          ------------------------------------------

BALANCE SHEETS (in U.S. dollars) as of December 31, 2005, 2004 and 2003

Select information
                                               2005        2004        2003
------------------------------------------------------------------------------

Cash and cash equivalents                   $     429   $     322   $   5,383
Accounts receivable                               752           -       9,755
  Total current assets                          1,181         322      15,138
Property, plant and equipment - net                 -       2,326      27,636
Licenses                                            -           -      28,823
------------------------------------------------------------------------------
Total Assets                                $   1,181   $   2,648   $  71,597
------------------------------------------------------------------------------

Accounts payable and accrued liabilities    $  77,953   $  75,965   $ 120,037
Due to related parties                        100,086     438,654     238,820
Shareholders' deficiency                     (176,858)   (511,971)   (287,260)
------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity  $   1,181   $   2,648   $  71,597
------------------------------------------------------------------------------

The Company ("UTS") records its finances in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and received in respect of cash dividends or other distributions paid in Cdn dollars by us. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On June 15, 2006 the noon buying rate was Cdn$1.1177 to US$1.00.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

                     AVERAGE       YEAR END         HIGH           LOW
                    RATE (1)
          1999         1.4827        1.4440        1.5302        1.4440
          2000         1.4871        1.4995        1.5600        1.4350
          2001         1.5519        1.5925        1.6023        1.4933
          2002         1.5702        1.5800        1.6128        1.5108
          2003         1.3916        1.2923        1.5750        1.2923
          2004         1.2752        1.2020        1.4003        1.1746
          2005         1.2116        1.1630        1.2734        1.1427

(1) the average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

                                        MONTHLY CLOSING
     December 2005                           1.1630
     January 2006.                           1.1390
     February 2006                           1.1366
     March 2006                              1.1680
     April 2006                              1.1180
     May 2006                                1.1015

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

BUSINESS RISKS

RISKS ASSOCIATED WITH OUR COMPANY:
We have recently shifted the business focus of our company from Seed Potato production and Traffic Control Systems to gold mining exploration, based in the Peoples Republic of China. We have no operating history which makes it difficult to evaluate the investment merits of our Company. At the time of filing this document we have no gold mine concession under license.

AS WE ARE SEEKING A GOLD MINE IN THE PEOPLES REPUBLIC OF CHINA, WE WILL BE SUBJECT TO CHINESE GOVERNMENT CONTROLS AND REGULATION
There are multitudes of red tape and government regulations that may materially restrict mineral exploration or exploitation. We may be required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these regulations. While our planned exploration program budgets for Chinese regulatory compliance, there is a high risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program. In either or both cases, the costs and/or losses could be greater than our financial capacity and our business would fail.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL BECAUSE WE CANNOT FUND OUR PLANNED GOLD MINING EXPLORATION PROGRAM.
In order for the company to continue its research and exploration program, we need to obtain additional financing. As of December 31, 2005, we had cash in the amount of $ 429. We currently do not have a gold mine under license and we have no operations or income. Our business plan calls for incurring additional expenses in connection with the mapping program of several identified potential gold mines in China, and to conduct due diligence on the ones that the company proposes to acquire. If our exploration programs are successful in discovering ore of commercial tonnage and grade, we will require additional funds in order to place the mine into commercial production. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market price for base and precious metals and the cost of exploring for these minerals. These factors may make the timing, amount, terms and conditions of additional financing unavailable to us.

FUTURE ISSUANCE OF DEBT MAY CONTAIN CONTRACTUAL RESTRICTIONS THAT MAY CURTAIL IMPLEMENTATION OF OUR BUSINESS PLAN
We do not have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating.

BECAUSE OUR OFFICERS AND DIRECTORS ARE NOT QUALIFIED MINING PEOPLE, THEY MAY NOT BE ABLE SECURE THE NECESSARY FUNDING OR ATTRACT QUALIFIED PERSONNEL:
Mr. Jai Woo Lee presently spends 100% of his business time on the business management of our Company. Mr. Lee is not a qualified geologist nor is he experienced in the mining business. As Mr. Lee is not a qualified geologist and the company does not have a qualified geologist on the board of directors or holding a management position, these factors may have serious impact on raising funds for continuing the business.

HAVE TO CEASE OPERATIONS:
The Company does not own a mine at the present time. If we do not find a mine or are able to negotiate a license for a mine with a mineral body or bodies containing valuable minerals or metals or if we cannot conduct further exploration for a mine, either because we do not have the money to do it or because it is not economically feasible to do so, we may have to cease operations and you will loose your investment.

THE LOSS OF ANY OF OUR KEY PERSONNEL MAY AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN AND CAUSE OUR STOCK TO DECLINE IN VALUE.
We are dependent on Jai Woo Lee, president and director to implement our business plan, and the loss of his services may have a negative affect on our ability to timely and successfully implement our business plan. Currently, Jai Woo Lee is devoting full time to UTS's operation. We do not have an employment agreement with Jai Woo Lee, CEO and president, and nor have we obtained key man insurance with respect to such person.

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

WE DO NOT ANTICIPATE PAYING DIVIDENDS TO COMMON STOCKHOLDERS IN THE FORESEEABLE FUTURE, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY.
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our business activities. Investors also must evaluate an investment in UTS solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM.
Our Memorandum and Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in UTS may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

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


FORWARD LOOKING STATEMENTS
This document contains forward-looking statements. We intend to identify forward-looking statements in this document using words such as "anticipates," "will," "believes," "plans," "expects," "future," "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

ITEM  4.  INFORMATION  ON  THE  COMPANY
---------------------------------------

A.   HISTORY AND DEVELOPMENT OF THE COMPANY
United Traffic System Inc. (the "Company") was originally incorporated on October 23, 2002, under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to its present name, United Traffic System Inc.

UTS obtained an exclusive right to use patented biotechnology, Mass Production of Seed Potatoes (Potato Microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). UTS was a development stage company with no significant revenue.

UTS developed its tissue culture at a laboratory leased from Olds College Centre for Innovation (OCCI), Alberta, Canada. In November 2004, UTS terminated its lease with OCCI and relocated its seed potato operations to Yanji in Jilin Province and to Wuxi in Yunnan Province, both in The People's Republic of China
(PRC).

The potato business was discontinued in PRC during the 3rd quarter of 2005 due to a lack of funding and also a down-shift in the demand for seed potatoes. The plant is no longer in existence.

On December 22, 2003, the Company agreed to acquire the exclusive license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license provided the Company with the exclusive right to use the technology for the duration of the patent and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the contract. After renewed negotiations, UTS re-entered its agreement with Traffic-Its Co., Ltd. in 2004. In 2005, it was considered unfeasible to continue operations and the project was discontinued during the 3rd quarter of 2005.

During the last quarter of 2005, the Company made sure that all previous business activities were concluded with no pending issues.


B.   BUSINESS OVERVIEW

The Company intends to wholly focus on mineral exploration in PRC in 2006. Major reforms to mining laws in the past decade and the chances of making sizeable discoveries have polished PRC's appeal to international gold mining. PRC has grown into the world's 4th largest gold producer, with the potential of heading to number 1 as foreign exploration and development interests climb.

The mineral industry is fragmented. We will be competing with other exploration companies looking for a variety of mineral resources. We are a very small exploration company compared to many of our competitors. Although we will be competing with other exploration companies, we intend to explore and find sufficient mineralization to a point in which major mining companies or mining financial groups would seriously consider pursuing the mineral claim as a valuable and significant acquisition.

The Company is currently seeking opportunities to acquire mineral exploration properties that, in the opinion of our consulting geologists, offer attractive mineral exploration opportunities.

The Company has located several potential mines and is presently executing a preliminary due diligence before proceeding with assay studies. We do not expect any major challenges in accessing properties under consideration during the initial exploration stages.

We will require additional financing in order to meet our anticipated operating expenses and for our new exploration projects.

EMPLOYEES
Initially, the company intends to use the services of contractors and consultants for exploration work on our properties. At present, we have no paid employees. We believe in keeping a low number of full-time employees will conserve cash and allow greater flexibility in the future. The president of the Company, Jai Woo Lee, commits his full time to developing the Company.

Geological and Technical Staff
We are unable to name the geologists and engineers who will be performing work for UTS because they have not been retained. At the right time, we will hire from the available pool of geologists, both western trained and Asian trained, depending on the time of the year and availability of experience. Presently, there are no agreements or understandings to hire such geologists or engineers.

GOVERNMENT REGULATION
Our mineral exploration program will comply to all PRC laws for mining and exploration.

C.   ORGANIZATIONAL STRUCTURE
United Traffic System Inc. (the "Company") was originally incorporated on October 23, 2002, under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to its present name, United Traffic System Inc.

D.   PROPERTY, PLANT AND EQUIPMENT
The Company has no leased or owned property, plant or equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
----------------------------------------------------
The following discussion and analysis is based on and should be read in conjunction with the Company's audited financial statements including the notes thereto and other financial information appearing elsewhere herein. The audited consolidated financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A.   OPERATING RESULTS
YEAR COMPARISONS BETWEEN 2005 AND 2004
For the year ended December 31, 2005, the Company recorded sales revenues of $nil compared with sales revenues of $4,957 for the period ended December 31, 2004. The Company's net loss for the period decreased to $ 372,529 in 2005 from a loss of $1,349,209 in 2004. The decrease reflects limited operation in 2005. In particular, salary expenses in 2005 were only 1,763 as compared to $112,056 in 2004 and consulting fees 352,935 in 2005 as compared to $900,499 in 2004. In the same period, the working capital deficiency decreased to $176,858 in 2005 from a deficiency of $514,297 in 2004. As of the year ended December 31, 2005, the Company had an accumulated stockholders' deficiency of $176,858. The related parties loan decreased to $100,086 (2004 - $ 438,654). The Company settled the related parties loan of $438,654 by issuance of 17,500,000 shares of common stock.

B.   LIQUIDITY AND CAPITAL RESOURCES
Our initial sources of liquidity are expected to be related party loans and equity financing. UTS has on hand as at December 31, 2005 $429 (2004 - $322). We will require additional funding in order to explore potential mining exploration projects.

There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period or if available, or that it can be obtained on satisfactory terms. We have no arrangements in place with our officers, directors or affiliates to provide liquidity to us.

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

C.   Preliminary mining costs
It is the goal of the Company to continually to look for potential mining site in Asia.
Conservative budgetary allowances to proceed with a targeted property are:

     Administration and travel expenses                        100,000
     Mining Concession License                                 300,000
     Geologist/Geophysicist                                    100,000
     Preliminary Exploration                                   100,000
     Professional Fees (legal, lab,)                            50,000
     -----------------------------------------------------------------
     Total                                                     650,000

The Company is at present in early discussions with potential investors to raise the estimated $650,000 USD.

D.   TREND INFORMATION
See Item 4 B. Business Overview, Industry Overview

E.   OFF-BALANCE SHEET ARRANGEMENTS
Not applicable

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                               PAYMENTS DUE (BY PERIOD)
---------------------------------------------------------------------------------------------
   CONTRACTUAL OBLIGATIONS               Total    less than   1-3 years  3-5 years  more than
---------------------------------------------------------------------------------------------
                                                   one year                          5 years
---------------------------------------------------------------------------------------------
Long-term debt obligations            $     nil  $      nil  $      nil  $     nil  $     nil
---------------------------------------------------------------------------------------------
Debentures                            $     nil  $      nil  $      nil  $     nil  $     nil
---------------------------------------------------------------------------------------------
Long-term accounts payable            $     nil  $      nil  $      nil  $     nil  $     nil
---------------------------------------------------------------------------------------------
Contractual Commitments               $     nil  $      nil  $      nil  $     nil  $     nil
---------------------------------------------------------------------------------------------
Retirement and severance indemnities  $     nil     unknown     unknown    unknown    unknown
---------------------------------------------------------------------------------------------

G.   SAFE HARBOR
FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. We intend to identify forward-looking statements in this report using words such as "anticipates," "will," "believes," "plans," "expects," "future," "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------
A.   DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth the name, age, and position of each Director and Executive Officer of United Traffic System Inc.:

          NAME           AGE           POSITION
          Jai Woo Lee .   55  President, CEO and Director
          Hye Kyung Kim   50  Director and Secretary

Jai Woo Lee represented the first Board of Directors of UTS and was appointed to the Board of Directors on October 23, 2002 and will serve a term of three years until any successors are elected and qualified. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement.

There are no arrangements or understandings between the directors and officers of United Traffic System Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

The following summary outlines the professional background of the directors and executive officers of the Company.

Jai Woo Lee, CEO & President: Jai Woo Lee founded Penn Biotech Inc. to focus on the development and commercialization of new technologies, and the identification and evaluation of commercially viable products and ventures. Mr. Lee studied at Seoul National University, in Seoul, Korea. He moved from Korea to Canada in the 1970's to establish his export business of live cattle and beef, and the company became one of the most successful exporters of Canadian products to Korea. Based on his experiences in the agricultural and financial industries for over 25 years, Mr. Lee will focus on securing mineral exploration and development projects in PRC.

Hye Kyung Kim, Director and Secretary: Hye Kyung Kim has extensive experience as a bank manager at United Overseas Bank in Seoul, Korea for 8 years and at a credit union in Toronto, Canada for 3 years.

B.   COMPENSATION
EXECUTIVE COMPENSATION

In 2005, a former director of the Company; Craig Auringer, was paid $50,000 for consulting service. In addition, a director, Mr. Jai Woo Lee received $100,000 for his services.

In 2003, the Company issued 461,539 common shares to Mr. Jai Woo Lee and 700,000 common shares to Craig Auringer subsequent to his resignation as a director of the Company for his past services to the Company. Mr. Craig Auringer was appointed as a director on July 20, 2004 and resigned October 15, 2004, and paid $42,300 for his services to the Company over the year ended December 31, 2004.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2005 and 2004 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2005 or 2004.

STOCK OPTION PLAN
Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees.

On May 20, 2004, UTS approved the granting of up to 2,300,000 options to its employees under the 2004 Employee Incentive Plan. At December 31, 2004, nil options have been granted. We have filed a registration statement on Form S-8 that permits and facilitates the offering of options to acquire shares of common stock of the Company by employees, directors and consultants. This option will become exercisable at the price of $1.20 as to one-third of the 2.3 million shares 1 month after the grant date, one-third of the 2.3 million shares 13 months after the grant date and the other one-third 25 months after the grant date.

COMPENSATION OF DIRECTORS
During the Year of 2005, Mr. Jai Woo Lee provided management service to the Company valued at $100,000. Subsequent to December 31, 2005, the Company issued 10,000,000 shares of common stock to settle $100,000 in debt owing to Mr. Jai Woo Lee.

C.   BOARD PRACTICES
BOARD OF DIRECTORS
The board of directors has the ultimate responsibility for the administration of the affairs of UTS. Our Articles, as currently in effect, provides for a board of directors of not less than three directors and not more than ten directors. Under our Articles, all directors serve a three-year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve after this offering with an additional director with mining experience to join the Board shortly. The directors are elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one third of all issued and outstanding shares having voting rights.

INDEPENDENT AUDITOR
Our Articles of Incorporation provide for the appointment by the shareholders of the Company of an independent auditor. The independent auditor's term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor. Currently, D&H Group LLP is our independent auditor.

INDEPENDENT DIRECTOR
At June 30, 2006 and from July 2005, no one has served or serves on the board as an independent director.

D.   EMPLOYEES
EMPLOYMENT CONTRACTS WITH EMPLOYEES AND OFFICERS
The Company does not have any employment agreement with any of its employees or officers.

E.   SHARE OWNERSHIP
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2005 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

-------------------------------------------------------------------------
                                                               PERCENTAGE
                                                                OF SHARES
NAME                                             SHARES OWNED     OWNED
-------------------------------------------------------------------------
Jai Woo Lee, President, CEO and Director            5,483,217      10.16%
-------------------------------------------------------------------------
Penn Capital Canada Ltd. (1)                        1,562,134       2.89%
-------------------------------------------------------------------------
Kim, Hye Kyung (1)                                  8,000,000      14.82%
-------------------------------------------------------------------------
Choi, Sun Joo (1)                                   3,000,000       5.56%
-------------------------------------------------------------------------
All Executive Officer and Directors as a Group     18,045,351      20.38%
-------------------------------------------------------------------------

     (1) Penn Capital Canada Ltd. is a private company controlled by Hye Keung Kim.

ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
----------------------------------------------------------------
A.   MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2005 by each person known to us to own beneficially more than five percent (5%) of our shares, based on 53,977,244 shares of common stock issued at December 31, 2005.

    Name and address     Amount of Stock    Percentage of Class
                       Beneficially Owned
---------------------------------------------------------------
Jai Woo Lee                     5,483,217                10.16%
---------------------------------------------------------------
WorldCup Finance Ltd.           2,733,515                 5.06%
---------------------------------------------------------------
Wu, Maggie Mei Zhi              3,000,000                 5.56%
---------------------------------------------------------------
Kim, Hye Kyung                  8,000,000                14.82%
---------------------------------------------------------------
Choi, Sun Joo                   3,000,000                 5.56%
---------------------------------------------------------------
CDS & Co                        6,657,172                12.33%
---------------------------------------------------------------

B.   RELATED PARTY TRANSACTIONS
There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology.

During the year ended December 31, 2005, a director; Mr. Jai Woo Lee, provided management service to the Company valued at $100,000 and advanced the Company $86.

Penn Capital Canada Ltd. is a private company controlled by Hye Keung Kim, a director of the Company.
In 2005 and 2004, the Company issued 17,500,000 shares of common in settlement of $475,000 and 1,592,134 shares of common in settlement of $256,160, respectively.

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

B.   SIGNIFICANT CHANGES
There has been no significant change in the Company's affairs since the December 31, 2004 financial statements.

ITEM  9.  THE  OFFER  AND  LISTING
----------------------------------
Not Applicable

ITEM  10.  ADDITIONAL  INFORMATION
----------------------------------

A.   SHARE CAPITAL
The Company had 15,000,000 shares of common stock issued and outstanding prior to the filing of its form F-1 with the U.S. Securities and Exchange Commission. Effective May 27, 2003, the shareholders of the Company were allowed to sell their shares of common stock of the Company to the public at the maximum price of USD$0.10 per share. On December 23, 2003 the Company issued an additional 461,539 common shares to settle an outstanding debt to a private company controlled by Hye Keung Kim, 3,811,758 shares to WorldCup Finance Ltd. for equipment and 2,000,000 shares issued to Traffic ITS Co., Ltd. with respect to the marketing rights and license agreements with Traffic ITS Co., Ltd. During August / September 2004 the Company issued 10,000,000 shares pursuant to a funding agreement. Subsequent to December 31, 2004 the Company determined that the funding group had failed to comply with the terms of the funding agreement and cancelled the agreement. The 10,000,000 common shares issued are therefore to be returned to the Company and cancelled on March 31, 2006.

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

On May 26, 2005, the Company issued 4,000,000 common shares for cash proceeds of $100,000.

During the year ended December 31, 2005, the Company issued 17,500,000 shares of common in settlement of $475,000 to Penn Capital Canada Ltd.

The number of outstanding shares of the Company as of December 31, 2005 was 53,977,244 shares of common stock with no par value.

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

F.   DIVIDENDS AND PAYING AGENTS
Not Applicable

G.   STATEMENT BY EXPERTS
Not Applicable

H.   DOCUMENTS ON DISPLAY
Documentation concerning the Company and which is referred to in this filing may be inspected at the Company's EDGAR filing site on the internet at www.sec.gov

I.   SUBSIDIARY INFORMATION
Not Applicable

ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK
---------------------------------------------------------------------------
We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. United Traffic System Inc. denominates its financial statements in the United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

INFLATION
We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2000, 2001, 2002, 2003, 2004 and 2005 was 2.7%, 2.6%, 2.2%, 2.8%, 1.9% and 2.2% respectively.

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

ITEM  14.  MATERIAL  MODIFICATIONS  TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
--------------------------------------------------------------------------------
PROCEEDS
--------
Not Applicable

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
---------------------


ITEM  16A.  AUDIT  COMMITTEE  FINANCIAL  EXPERT
-----------------------------------------------
The Company does not yet have an audit committee financial expert. The Company is in the formative stage and has focused its requirements on gold mining experts for its board of directors. The Company intends to appoint a financial expert once commercial operations commence.

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

ITEM  16C.  PRINCIPAL  ACCOUNTANT  FEES  AND  SERVICES
------------------------------------------------------
(a)Audit Fees: For the fiscal year 2004, the Company was charged $10,317, ($12,500 Cdn) for professional services rendered by its auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years (2003:
USD$22,000).
(b)Audit-Related Fees: For the fiscal year 2004, the Company paid $ nil for professional services rendered by its auditors for the interim review of the Company's June 30, 2003 interim financial statements (2003: $3,020 (Cdn$3,832)
(c)Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).
(e) The Company's board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.
(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

ITEM  16D.  EXEMPTIONS  FROM  THE  LISTING  STANDARDS  FOR  AUDIT  COMMITTEES
-----------------------------------------------------------------------------
Not  Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
--------------------------------------------------------------------------------
Not  Applicable

PART  III

ITEM  17.  FINANCIAL  STATEMENTS
--------------------------------
Not  Applicable

ITEM  18.  FINANCIAL  STATEMENTS
--------------------------------

AUDITORS' REPORT



To the Shareholders of
United Traffic System Inc.


We have audited the balance sheets of United Traffic System Inc. (A Development Stage Company) as at December 31, 2005 and 2004 and the statements of operations and comprehensive loss, stockholders' equity and cash flow for the three years ended December 31, 2005 and for the cumulative period from inception on October 23, 2002 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for the three years then ended and for the cumulative period from inception on October 23, 2002 to December 31, 2005 in accordance with United States generally accepted accounting principles.


                                                                 "D&H GROUP LLP"

Vancouver, B.C.
June 19, 2006                                              CHARTERED ACCOUNTANTS


                                  D&H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
      A Member of BHD Association with affiliated offices across Canada and
                                Internationally
    10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 - www.dhgroup.ca -
                        F 604-731-9923 - T 604-731-5881

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated June 19, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                  "D&H GROUP LLP"

Vancouver, B.C.
June 19, 2006                                   CHARTERED ACCOUNTANTS



                                  D&H Group LLP
        a British Columbia Limited Liability Partnership of Corporations
      A Member of BHD Association with affiliated offices across Canada and
                                Internationally
    10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 - www.dhgroup.ca -
                        F 604-731-9923 - T 604-731-5881

United Traffic System Inc.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in U.S. Dollars)
----------------------------------------------------------------------------------------
                                                                     December 31,
                                                                  2005          2004
                                                              --------------------------
ASSETS

CURRENT ASSETS
  Cash                                                        $       429   $       322
  Amounts receivable (Note 3)                                         752             -
                                                              ------------  ------------
                                                                    1,181           322

PROPERTY, PLANT AND EQUIPMENT (Note 4)                                  -         2,326
                                                              ------------  ------------

                                                              $     1,181   $     2,648
                                                              ============  ============

LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                    $    77,953   $    75,965
  Due to related parties (Note 6 and 9)                           100,086       438,654
                                                              ------------  ------------
                                                                  178,039       514,619
                                                              ------------  ------------

COMMITMENTS (Note 8)

STOCKHOLDERS' EQUITY (DEFICIENCY)

COMMON STOCK (Note 7) - Authorized
  100,000,000 shares; no par value; issued and outstanding:
  2005 - 53,977,244; 2004 - 32,477,244                          1,897,454     1,187,454

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE               (1,995,946)   (1,623,417)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                     (78,366)      (76,008)
                                                              ------------  ------------
                                                                 (176,858)     (511,971)
                                                              ------------  ------------

                                                              $     1,181   $     2,648
                                                              ============  ============

NATURE OF BUSINESS AND GOING CONCERN (Note 1)

SUBSEQUENT EVENTS (Note 12)

See accompanying notes to the financial statements.

Approved by the Board   /s/ Jai Woo Lee  Director  /s/ Hye Kyung Kim  Director
                        ---------------            -----------------

United Traffic System Inc.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------------

                                                                                         Cumulative
                                                                                            from
                                                                                        inception on
                                                                                        October 23,
                                         Year ended      Year ended      Year ended       2002 to
                                        December 31,    December 31,    December 31,    December 31,
                                            2005            2004            2003            2005
                                       --------------------------------------------------------------
REVENUE                                $           -   $       4,957   $           -   $       4,957
                                       --------------------------------------------------------------
SEED POTATO CROP COSTS
Consulting                                         -          12,500          11,260          23,760
Consumables and supplies                           -          14,478           6,193          20,671
Depreciation of leaseholds                         -               -           9,284           9,284
Production facility expenses                       -          78,026          54,666         132,692
Freight                                            -           2,555          11,413          13,968
Maintenance and sterilization                      -           3,046           1,298           4,344
Travel                                             -             780           3,053           3,833
Wages and salaries                                 -           5,924           2,874           8,798
                                       --------------------------------------------------------------
                                                   -         117,309         100,041         217,350

ADMINISTRATIVE EXPENSES
Administrative salaries and benefits           1,763         112,056          54,881         168,700
Amortization of license                            -           3,148           2,900           6,048
Consulting                                   352,935         900,499           5,282       1,258,716
Finance fee                                        -          12,937               -          12,937
Depreciation of office furniture                   -             546             191             737
Foreign exchange loss (gain)                    (955)            108          (3,593)         (4,440)
Advertising and promotion                          -          13,629               -          13,629
Office                                         3,494          18,371          26,524          62,017
Professional fees                             10,317          27,131          17,402          58,034
Rent (Note 8)                                  2,649          36,613          13,035          52,297
Travel and entertainment                           -          48,193          31,702          88,926
                                       --------------------------------------------------------------
                                             370,203       1,173,231         148,324       1,717,601

NET LOSS FROM OPERATIONS
FOR THE PERIOD                              (370,203)     (1,285,583)       (248,365)     (1,929,994)

OTHER EXPENSES
Write down of licenses (Note 5)                    -         (26,796)              -         (26,796)
Impairment of office equipment                (2,326)              -               -          (2,326)
Impairment of laboratory equipment                 -         (36,830)              -         (36,830)
                                       --------------------------------------------------------------

NET LOSS FOR THE PERIOD                     (372,529)     (1,349,209)       (248,365)     (1,995,946)
OTHER COMPREHENSIVE LOSS
Foreign currency translation                  (2,358)        (53,445)        (22,683)        (78,366)
                                       --------------------------------------------------------------
COMPREHENSIVE LOSS                     $    (374,887)  $  (1,402,654)  $    (271,048)  $  (2,074,312)
                                       ==============================================================

LOSS PER COMMON SHARE
basic and diluted                              (0.01)          (0.06)          (0.02)
                                       ==============================================

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                 41,622,449      21,642,757      15,195,194
                                       ==============================================

See accompanying notes to the financial statements.

United Traffic System Inc.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------------------------------------------


                                                                                           Deficit      Accumulated
                                                                                         accumulated       other
                                                       Common stock          Common       during the   comprehensive
                                                  -----------------------  stock to be    development      income
                                                    Shares       Amount      returned        stage         (loss)
                                                  ------------------------------------------------------------------

Inception, October 23, 2002                                -   $        -   $       -   $         -   $           -
    Common shares issued for cash                 15,000,000        9,508           -             -               -
    Foreign currency translation                           -            -           -             -             120
    Net loss for the period                                -            -           -       (25,843)              -
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                      15,000,000        9,508           -       (25,843)            120
    Common stock issued for property, plant and
    equipment                                      3,704,093            1           -             -               -
    Common stock issued for equipment rental         107,692            1           -             -               -
    Common stock issued for consulting services      461,539            1           -             -               -
    Common stock issued for license (Note 5 (b))   2,000,000            1          (1)            -               -
    Foreign currency translation                           -            -           -             -         (22,683)
    Net loss for the year                                  -            -           -      (248,365)              -
--------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2003                      21,273,324        9,512          (1)     (274,208)        (22,563)
    Common stock cancelled                        (6,000,000)      (3,803)          1             -               -
    Settlement of debt                             1,592,134      256,160           -             -               -
    Purchase of equipment                            966,786            1           -             -               -
    Issued for services                            3,000,000      840,000           -             -               -
    Held for cancellation                         10,000,000            -           -             -               -
    Issued for services                              125,000       20,000           -             -               -
    Settlement of debt                               320,000       26,560           -             -               -
    Issued for cash                                1,200,000       39,024           -             -               -
    Foreign currency translation                           -            -           -             -         (53,445)
    Net loss for the year                                  -            -           -    (1,349,209)              -
--------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2004                      32,477,244    1,187,454           -    (1,623,417)        (76,008)
    Settlement of debt                            17,500,000      610,000           -             -               -
    Issued for cash                                4,000,000      100,000           -             -               -
    Foreign currency translation                           -            -           -             -          (2,385)
    Net loss for the year                                  -            -           -      (372,529)              -
    ----------------------------------------------------------------------------------------------------------------

Balance at December 31, 2005                      53,977,244   $1,897,454   $       -   $(1,995,946)  $     (78,366)
====================================================================================================================

See accompanying notes to the financial statements.

United Traffic System Inc.
(A Development Stage Company)
STATEMENTS OF CASH FLOW
(Expressed in U.S. dollars)
-------------------------------------------------------------------------------------------------------------

                                                                                                 Cumulative
                                                                                                    from
                                                                                                inception on
                                                                                                October 23,
                                                 Year ended      Year ended      Year ended       2002 to
                                                December 31,    December 31,    December 31,    December 31,
                                                    2005            2004            2003            2005
                                               --------------------------------------------------------------
CASH FLOW FROM OPERATING
ACTIVITIES
Net loss for the period                        $    (372,529)  $  (1,349,209)  $    (248,365)  $  (1,995,946)
Adjustments to reconcile net cash provided by
    operating activities
Depreciation of property, plant and equipment              -             546           9,475          10,021
Amortization of license                                    -           3,148           2,900           6,048
Impairment of office equipment                         2,326               -               -           2,326
Impairment of laboratory equipment                         -          37,839               -          37,839
Write down of licenses                                     -          26,796               -          26,796
Common stock issued for consulting services          171,346         860,000               1       1,031,347
(Increase) decrease in amounts receivable               (752)          9,755          (9,755)           (752)
Increase (decrease) in accounts payable and
    accrued liabilities                                1,988         (44,073)         94,458          77,953
-------------------------------------------------------------------------------------------------------------
                                                    (197,621)       (455,198)       (151,286)       (804,368)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of license                                        -               -               -         (25,580)
Purchase of property, plant and equipment                  -               -         (37,839)        (37,839)
-------------------------------------------------------------------------------------------------------------
                                                           -               -         (37,839)        (63,419)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock for cash                    100,000          39,024               -         148,532
Advances from related parties                        100,086         455,994         204,712         794,182
Advances (repayment) of note payable                       -            (718)        (16,734)           (718)
-------------------------------------------------------------------------------------------------------------
                                                     200,086         494,300         187,978         941,996

INCREASE (DECREASE) IN CASH DURING
THE PERIOD                                             2,465          39,102          (1,147)         74,209

EFFECT OF FOREIGN CURRENCY
TRANSLATION                                           (2,358)        (44,163)        (27,379)        (73,780)

CASH, beginning of period                                322           5,383          33,909               -
-------------------------------------------------------------------------------------------------------------

CASH, end of period                            $         429   $         322   $       5,383   $         429
-------------------------------------------------------------------------------------------------------------

See Note 11
See accompanying notes to the financial statements.

United Traffic System Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2005, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------
1.     NATURE  OF  BUSINESS  AND  GOING  CONCERN

United Traffic System Inc. (the "Company") was originally incorporated on October 23, 2002, under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to its present name, United Traffic System Inc.

As of December 31, 2005 the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7").

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishments of liabilities in the normal course of business. The Company has incurred losses during period from inception on October 23, 2002 to December 31, 2005 of $1,995,946.

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

REVENUE RECOGNITION
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price to the customer is fixed or determinable and when collectibility is reasonably assured.

SEED POTATO CROP COST
Seed potato crop costs are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is initially recorded at cost. Expenditures incurred for replacement and betterment of property, plant and equipment are capitalized when incurred. Maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the property, plant and equipment using the straight-line method at the following annual rates:

          Laboratory equipment   10 years
          Laboratory leaseholds   3 years
          Office furniture        5 years

United Traffic System Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2005, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------
2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

LICENSE
Licenses are initially recorded at cost and are amortized on a straight-line basis over the estimated useful life of the underlying technology. The seed potato production license was being amortized over ten years, the estimated life of this technology.

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

STOCK-BASED COMPENSATION
In October 1995, the Financial Accounting Standards Board ("FASB") issued No. 123 "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. SFAS 123 encourages a fair value method of accounting for employee stock-based compensation and requires entities to adopt that method of accounting for its awards of stock-based compensation to non-employees. SFAS 123 allows an entity to continue to recognize employee stock-based compensation using the intrinsic value method as described in Accounting Pronouncement Bulletin Opinion No. 25 "Accounting for Stock Issued to Employees"("APB 25"). The Company has elected to account for employee stock-based compensation as prescribed under APB 25.

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

United Traffic System Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2005, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------
2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)

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

RECENT ACCOUNTING PRONOUNCEMENTS
In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and SFAS No. 3". SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

In December 2004 the FASB issued SFAS 123R "Share-based Payments", effective for fiscal years beginning after June 15, 2005. SFAS 123R requires a fair value method of accounting for all stock-based compensation and other share-based payments. The Company will adopt SFAS 123R upon its effective date.

In December 2004, the FASB issued Statement No. 153 ("SFAS 153"), "Exchanges of Non-monetary Assets". SFAS 153 replaces guidance previously issued under APB Opinion No. 29 "Accounting for Non-monetary Transactions" ("Opinion 29"), which was based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in Opinion 29 included certain exceptions to that principle. SFAS 153 amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and provides a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will comply with this guidance for any non-monetary transactions after the effective date.

3.     AMOUNTS  RECEIVABLE

                                                      2005      2004
                                                   ---------  ---------
Recoverable Canadian federal excise tax            $     752  $       -
                                                   ---------  ---------
                                                   $     752  $       -
                                                   =========  =========

United Traffic System Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2005, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------
4.     PROPERTY,  PLANT  AND  EQUIPMENT

                                            2005                               2004
                       --------------------------------------------------------------------------
                                        Impairment and                    Impairment and
                                         accumulated                       accumulated
                            Cost         depreciation      Net     Cost    depreciation    Net
                       --------------------------------------------------------------------------
Laboratory equipment.  $             -  $                $     -  $ 5,763  $       5,763  $     -
Laboratory leaseholds                -                         -   29,992         29,992        -
Office furniture                 3,128            3,128        -    3,128            802    2,326
                       --------------------------------------------------------------------------
                       $         3,128  $         3,128  $     -  $38,883  $      36,557  $ 2,326
                       ==========================================================================


By 2005, the Company terminated its office and discarded the furniture. All discarded furniture were charged to earnings upon disposal.

5.     LICENSES

                                                               2005      2004
                                                            --------------------
License agreement - Seed potato production                  $       -  $ 33,495
Less: Accumulated amortization                                      -    (6,699)
      Impairment                                                    -   (26,796)
                                                            --------------------
                                                            $       -  $      -
                                                            ====================


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

6.     DUE  TO  RELATED  PARTIES

                                                                  2005      2004
                                                               --------------------
Due to Penn Capital Canada Ltd. (a)                            $       -  $ 438,654
Due to director (b)                                              100,086          -
                                                               --------------------
                                                               $ 100,086  $ 438,654
                                                               ====================


a) Penn Capital Canada Ltd., a corporation controlled by a director, received common shares valued at $475,000 to settle amount due in the 2005 fiscal year. (See note 7(d), 9 and 11).

b) The amount due to director is unsecured, non-interest bearing and due on demand.

United Traffic System Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2005, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------
7.     COMMON  STOCK

a) During the period from inception on October 23, 2002 to December 31, 2002 the Company issued:
- 15,000,000 common shares for cash of $ 9,508 ($ 0.0006 per share) in December 2002 to the founder of the Company, a director, at inception.

b)   During the year ended December 31, 2003 the Company issued:
- 3,811,785 common shares to purchase property, plant and equipment at a cost of $ 1.
-    461,539 common shares to a director for consulting services valued at $ 1.
-    2,000,000 common shares for the purchase of a license.

c)   During the year ended December 31, 2004 the Company:
- cancelled 6,000,000 common shares which were returned to treasury for no consideration resulting in a reduction of common stock of $3,802;
- issued 1,592,134 common shares at $ 0.15 per share to settle an amount due to Penn Capital Canada Ltd.
-    issued 966,786 common shares to purchase laboratory equipment discussed in
     Note 8 for $1.
-    issued 3,125,000 common shares for services valued at $860,000
- issued 10,000,000 common shares pursuant to a financing arrangement which was subsequently cancelled for non performance. Subsequent to December 31, 2005 the Company cancelled the 10,000,000 shares of common stock previously issued and held for cancellation.
- issued 320,000 common shares for the settlement of $26,560 in debt which was owing to a third party.
-    issued 1,200,000 common shares for cash of $39,024.

d)   During the year ended December 31, 2005 the Company:
- issued 1,500,000 common shares at $0.05 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd., see Note 6.
- issued 16,000,000 common shares at $ 0.025 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd., see Note 6.
-    issued 4,000,000 common shares for cash of $100,000.

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

8.     COMMITMENTS

The Company leased laboratory equipment and premises under operating leases that were to expire during the fiscal year ending December 31, 2006. During 2004 the Company purchased the equipment in exchange for 966,786 shares of common stock, see note 7(c), and terminated the lease of the premises.

9.     RELATED  PARTY  TRANSACTIONS

During the year ended December 31, 2005, a director provided management service to the Company valued at $100,000 and advanced the Company $86.

United Traffic System Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2005, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------
9.     RELATED  PARTY  TRANSACTIONS  (continued)

Included in accounts payable and accrued liabilities at December 31, 2005 is $Nil (2004: $ Nil - 2003: $ 16,560) due to a corporation controlled by a director.

During the year ended December 31, 2005 the Company paid rent of $Nil (2004: $ 36,613 - 2003: $ 13,035) to a corporation controlled by a director.

During the year ended December 31, 2005, a company controlled by a director of the Company advanced the Company $nil (2004: $455,994 - 2003: $204,712). In 2005
and 2004, the Company issued 17,500,000 shares of common stock in settlement of $475,000 and 1,592,134 shares of common stock in settlement of $256,160, respectively. (See Note 6).

In 2004, a former director of the Company was issued 700,000 shares of common stock for past services valued at $196,000.

In 2005, a former director of the Company was paid $50,000 for consulting service.

In 2004, a director, who was appointed July 20, 2004 and resigned October 15, 2004, was paid $42,300 for his services to the Company.

See also Notes 6, 7 and 11.

10.     INCOME  TAXES

At December 31, 2005 the Company had non-capital losses for Canadian income tax purposes of approximately CAD $889,038 that may reduce future taxable income. The non-capital losses will expire at various dates beginning in 2009. The loss carry forwards are subject to review by the Canada Revenue Agency.

The Company has fully reserved the USD$270,000 potential income tax benefit of the loss carry forwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized. Of the total potential income tax benefit, USD$20,472 is attributable to 2005.

There are no significant temporary differences at December 31, 2005 and 2004.

11.     SUPPLEMENTAL  CASH  FLOW  INFORMATION

The Company conducted non-cash transactions as follows:

                                                                 2005        2004      2003
                                                              ------------------------------
Investing activities:
Purchase of property, plant and equipment                     $       -   $      (1)  $  (1)
--------------------------------------------------------------------------------------------
Financial activities:
Common stock issued to acquire property, plant and equipment          -           1       1
Common stock issued for debt settlement                               -     278,918       -
Related party advances paid by common stock issued             (438,654)   (256,160)      -
Common stock cancelled                                                -      (3,803)      -
--------------------------------------------------------------------------------------------
                                                               (438,654)  $  18,955   $   -
============================================================================================
The Company has paid no interest or income taxes.

United Traffic System Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
Year ended December 31, 2005, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------
12.     SUBSEQUENT  EVENTS

- In January 2006, the Company issued 10,750,000 shares of common stock to settle $7,500 in debt owing to two consultants and $100,000 to a director.
- In March 2006, the Company cancelled 10,000,000 common shares previously issued for an unsuccessful financing arrangement. (Note 7c).

ITEM  19.  EXHIBITS

Exhibit 12     Section  302  Certification
Exhibit 13     Section  906  Certification

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           United Traffic System Inc.
                                           By: /s/ Jai Woo Lee
                                           Name: Jai Woo Lee
Date: June 30, 2006                        Title: President, CEO, CFO & Director
      -------------


                                           United Traffic System Inc.
                                           By: /s/ Hye Kyung Kim
                                           Name: Hye Kyung Kim
Date: June 30, 2006                        Title: Director
      -------------