Form 20-F
period 2006-12-31
United Traffic Systems Inc
filed 2007-08-06
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended__December 31, 2006_____________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ________________ to ______________________

Commission file number	333-102931

UNITED TRAFFIC System INC.
(Exact name of registrant as specified in this charter)
Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)
300 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 Canada
(Address of principal executive offices)
Securities registered or to be registered pursuant to section 12(b) of the Act:
Title of each Class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)
Securities registered or to be registered pursuant to Section 15(D) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock
as of the close of the period covered by the annual report.		54,727,244

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
	Yes		No	X
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
	Yes		No	X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
	Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer		X

Indicate by check mark which financial statement item the registrant has elected to follow.
	Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
	Yes	X	No

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A.  Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2006, 2005, 2004, 2003, and 2002. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our former auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information

	Fiscal Year Ended December 31
	2006	2005	2004	2003	2002

Operating expenses
General and administration	$136,089	$10,317	$27,131	$17,402	$3,184

Income (Loss) from continuing operations	(136,089)	(10,317)	(27,131)	(17,402)	(3,184)
Loss from discontinued operations	-	(362,212)	(1,322,078)	(230,963)	(22,659)

Net income (loss) for period	(136,089)	(372,529)	(1,349,209)	(248,365)	(25,843)
Other comprehensive loss	(68)	(2,358)	(53,445)	(22,563)	120
Comprehensive loss	$(136,157)	$(374,887)	$(1,402,654)	$(271,048)	$(25,723)

Weighted average number of common shares	55,607,156	41,622,449	21,642,757	15,195,194	217,391

Basic and diluted loss per common shares
Continued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Discontinued operations	-	(0.01)	(0.06)	(0.02)	(0.11)
	$(0.00)	$(0.01)	$(0.06)	$(0.02)	$(0.12)

BALANCE SHEETS (in U.S. dollars)

	Fiscal Year Ended December 31
	2006	2005	2004	2003	2002

Cash and cash equivalents	$210	$429	$322	$5,383		$33,909
Accounts receivable	-	752	-	9,755		-
Prepaid expenses	1,000	-	-	-		-
Total current assets	1,210	1,181	322	15,138		33,909

Property, plant and equipment - net	-	-	2,326	27,636
Licenses	-	-	-	28,823
Total assets	$1,210	$1,181	$2,648	$71,597	$

Accounts payable and accrued liabilities	74,324	77,953	75,965	120,037		25,580
Due to related parties	132,401	100,086	438,654	238,820		50,124
Shareholders deficiency	(205,515)	(176,858)	(511,971)	(287,260)		(25,843)
	$1,210	$1,181	$2,648	$71,597		$59,489

United Traffic System Inc. ("UTS" or the "Company") records its transactions in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and received in respect of cash dividends or other distributions paid in Cdn dollars by us. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On June 20, 2007 the noon buying rate was Cdn$1.0646 to US$1.00.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

Period	Average(1)
2002	$1.5702
2003	$1.3916
2004	$1.2752
2005	$1.2116
2006	$1.1341

                                                   Note: (1) the average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended December 31, 2006	$1.1415	$1.1652
Month ended January 31, 2007	$1.1732	$1.1789
Month ended February 28, 2007	$1.1586	$1.1824
Month ended March 31, 2007	$1.1530	$1.1810
Month ended April 30, 2007	$1.1068	$1.1583
Month ended May 31, 2007	$1.0700	$1.1136

B.  Capitalization and Indebtedness

Not required, as this 20-F filing is made as an annual report.

C.  Reasons for the Offer and Use of Proceeds

Not required, as this 20-F filing is made as an annual report.

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

Business Risks:

Risks Associated with Our Company.

We have recently shifted the business focus of our company from Seed Potato production and Traffic Control Systems to mineral exploration, based in the Peoples Republic of China. We have no operating history which makes it difficult to evaluate the investment merits of our Company. At the time of filing this document, we have no mineral concession under license.

As we are seeking a mineral property in the People's Republic of China, we will be subject to Chinese government controls and regulations.

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

If we do not obtain additional financing, our business will fail because we will be unable to fund our planned mineral exploration program.

In order for the company to continue its proposed acquisition and exploration program, we need to obtain additional financing. As of December 31, 2006, we had cash in the amount of $nil. We currently do not have any mineral concessions under license and we have no operations or income. Our business plan calls for incurring additional expenses in connection with the mapping program of several identified potential mineral concessions in China, and to conduct due diligence on the ones that the company proposes to acquire. If our exploration programs are successful in discovering ore of commercial tonnage and grade, we will require additional funds in order to place the mine into commercial production. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market price for base and precious metals and the cost of exploring for these minerals. These factors may make the timing, amount, terms and conditions of additional financing unavailable to us.

The future issuance of debt may contain contractual restrictions that may curtail implementation of our business plan.

We do not have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating.

Because our officers and directors are not qualified mining people, they may not be able to secure the necessary funding or attract qualified personnel.

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

We may have to cease operations if we do not find a mine or unable to negotiate a lease for a property with a mineral body.

The Company does not own a mine at the present time. If we do not find a mine or are unable to negotiate a license for a mine with a mineral body or bodies containing valuable minerals or metals or if we cannot conduct further exploration for a mine, either because we do not have the money to do it or because it is not economically feasible to do so, we may have to cease operations and you will loose your investment.

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

Investment Risks:

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

We do not anticipate paying dividends to our common stockholders in the foreseeable future, which makes investment in our stock speculative and risky.

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

Since we are a Canadian company and most of our assets and key personnel are located outside of the United States of America, you may not be able to enforce any United States judgment for claims you may bring against us, our assets, our key personnel or the experts named in this document.

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

ITEM 4 - Information on the Company

  History and Development of the Company

United Traffic System Inc. ("UTS" or the "Company") was originally incorporated on October 23, 2002, under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to its present name, United Traffic System Inc.

Our head office is located at 300 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 Canada. Our telephone number is (604) 681-8080.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

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

  Business Overview

Background

The Company intends to wholly focus on mineral exploration in the PRC in 2007. Major reforms to mining laws in the past decade and the chances of making sizeable discoveries have polished PRC's appeal to international mining companies. PRC has grown into the world's 4th largest gold producer, with the potential of heading to number one as foreign exploration and development interests climb.

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

Government Regulation

Our mineral exploration program will comply with all PRC laws for mining and exploration.

C. Organizational Structure

This item is not applicable, as we are not part of a group, nor do we hold any subsidiary companies.

D. Property, Plants and Equipment

The Company has no leased or owned property, plant or equipment.

ITEM 5 - Operating and Financial Review and Prospects

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

A. Operating Results

Year comparison between 2006 and 2005.

The Company's net loss for the period decreased to $136,157 in 2006 from a loss of $374,887 in 2005. The decrease reflects limited operation in 2006. In the same period, the working capital deficiency increased to $205,515 in 2006 from a deficiency of $176,858 in 2005. As of the year ended December 31, 2006, the Company had an accumulated stockholders' deficiency of $205,515. The related parties loan increased to $132,401 (2005 - $100,086). The Company settled a related parties loan of $100,000 by issuance of 10,000,000 shares of common stock in 2006.

B. Liquidity and Capital Resources

Our initial sources of liquidity are expected to be related party loans and equity financing. UTS has on hand as at December 31, 2006 $210 (2005 - $429). We will require additional funding in order to explore potential mining exploration projects.

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

C. Research and development, patents and licenses, etc. (preliminary mining costs)

It is the goal of the Company to continually to look for potential mining site in Asia. Conservative budgetary allowances to proceed with a targeted property are:

Administrative and travel expenses	$100,000
Mining concession license	300,000
Geologist/geophysicist	100,000
Preliminary exploration	100,000
Professional fees (legal/lab)	50,000
Total	$650,000

The Company is at present in early discussions with potential investors to raise the estimated $650,000 USD.

D. Trend Information

See Item 4 B. Business Overview, Industry Overview

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

F. Tabular Disclosure of Contractual Obligations

In the year ended December 31, 2006, the Company was not party to any contractually obligated payments.

G. Safe Harbor

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of United Traffic System Inc.:

Name of Officer	Age	Office
Jai Woo Lee	56	President, Chief Executive Officer and Director
Hye Kyung Kim	51	Secretary and Director

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

Family Relationships

Jai Woo Lee and Hye Kyung Kim, the Company's directors and officers, are husband and wife.

Arrangements

There are no arrangements or understandings between of our directors or executive officers, and with our major shareholders, customers, suppliers or others pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

B. Compensation

Executive Compensation

In 2005, a former director of the Company; Craig Auringer, was paid $50,000 for consulting service. In addition, a director, Mr. Jai Woo Lee received $100,000 for his services.

In 2006, the Company settled the loan from Jai Woo Lee of $100,000 by issuance of 10,000,000 shares of common stock in 2006.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2006 and 2005 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2006, 2005 or 2004.

Compensation of Directors

During the Years of 2005 and 2006, Mr. Jai Woo Lee provided management service to the Company valued at $100,000 per year. Subsequent to December 31, 2005, the Company issued 10,000,000 shares of common stock to settle $100,000 in debt owing to Mr. Jai Woo Lee.

Stock Option Plan

Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees.

On May 20, 2004, UTS approved the granting of up to 2,300,000 options to its employees under the 2004 Employee Incentive Plan. At December 31, 2006, nil options have been granted. We have filed a registration statement on Form S-8 that permits and facilitates the offering of options to acquire shares of common stock of the Company by employees, directors and consultants. This option will become exercisable at the price of $1.20 as to one-third of the 2.3 million shares 1 month after the grant date, one-third of the 2.3 million shares 13 months after the grant date and the other one-third 25 months after the grant date.

C. Board Practices

General

The board of directors has the ultimate responsibility for the administration of the affairs of UTS. Our Articles, as currently in effect, provides for a board of directors of not less than three directors and not more than ten directors. Under our Articles, all directors serve a three-year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve the Company in the future with an additional director with mining experience to join the Board shortly. The directors are elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one third of all issued and outstanding shares having voting rights.

At June 30, 2007 and from June 2006, no one has served or serves on the board as an independent director.

Service Contracts

No directors or officers have a formal service contract with the Company.

Committees

The Company does not have an audit committee, compensation or remuneration committee. The entire board of directors serve these functions.

D. Employees

Employment Contracts with Employees and Officers

The Company does not have any employment agreement with any of its employees, directors or officers.

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2006 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee(3)	15,483,217	28.29
Hye Kyung Kim(3)(4)	9, 562,134	17.47
Directors and Officers as a Group	25,045,351	45.76

Notes:
(1)	Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2006, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 54,727,244 shares of common stock issued and outstanding as of December 31, 2006 unless otherwise noted.
(3)	Mr. Jai Woo Lee and Hye Kyung Kim are husband and wife. Mr. Jai Woo Lee makes independent decisions from his wife regarding his stock holdings in the Company. Ms. Hye Kyung Kim makes independent decisions from her husband regarding her stock holdings in the Company.
(4)	Includes 1,562,134 shares of the Company held by Penn Capital Canada Ltd. which is a private company controlled by Hye Kyung Kim.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2006 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	15,483,217	28.29	Korea
Maggie Mei Zhi Wu	3,000,000	5.48	Korea
Hye Kyung Kim	9, 562,134	17.47	Korea
Sun Joo Choi	3,000,000	5.48	Korea
CDS & Co.	6,657,172	12.16	Canada
Notes:
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2006, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 54,727,244 shares of common stock issued and outstanding as of December 31, 2006 unless otherwise noted.
(3)	Includes 1,562,134 shares of the Company held by Penn Capital Canada Ltd. which is a private company controlled by Hye Kyung Kim.

Changes in Ownership Percentage

The following table shows changes over the last three years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2006(1)(2)	2005(1)(2)	2004(1)(2)
Jai Woo Lee	28.29%	10.16%	16.88%
Maggie Mei Zhi Wu	5.48%	5.56%	--
Hye Kyung Kim	17.47%(3)	14,82%	4.81%(3)
Sun Joo Choi	5.48%	5.56%	--
CDS & Co.	12.16%	12.33%	--
World Cup Finance Ltd.	0%	5.06%	8.42%
Martin Richards & Assoc. Ltd.(4)	--	--	7.70%
The Scooter Group(4)	--	--	6.16%
Traffic ITS Co., Ltd.(5)	--	--	6.16%
Solvit Telecom Co Ltd.	--	--	6.30%
Notes:
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on in: (1) 54,727,244 shares of common stock issued and outstanding as of December 31, 2006; (2) 53,977,244 shares issued and outstanding as of December 31, 2005; and 2004: 37,477,244 shares of common stock issued and outstanding as of December 31, 2004; unless otherwise noted.
(3)	Includes 1,562,134 shares of the Company held by Penn Capital Canada Ltd., is a private company controlled by Hye Kyung Kim.
(4)	These 4,500,000 shares form part of 10,000,000 shares which were issued pursuant to a funding agreement which did not proceed - Subsequent to December 31, 2004 the Company cancelled the shares.
(5)	On December 22, 2003, the Company agreed to acquire the exclusive right to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. In consideration for the license, the Company issued 2,000,000 common shares valued at $1. Subsequent to December 31, 2003 the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the agreement. During 2004, the Company renegotiated and determined to proceed with the license

With the exception of the above-noted transactions, there has not been a significant change in the ownership percentage held by any major shareholders during the past three years.

Voting Rights

Our major shareholders do not have any different voting rights than other shareholders.

Corporate or Foreign Government Ownership

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2006:

	Number of registered
Location	shareholders	Number of shares
Canada	42	28,546,038
United States	3	3,133,150
Other	15	23,048,056
Total	60	54,727,244

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change of the Company.

B. Related Party Transactions

During fiscal year ended December 31, 2006, the following amounts were incurred by us under related party transactions, none of which we deem material to us or the related party:

  During the year ended December 31, 2006, a director provided management service to the Company valued at $nil (2005: $100,000).
  Included in accounts payable and accrued liabilities at December 31, 2006 is $22,392 (2005: $86) due to a director for expenses advanced on behalf of the Company.
  During the year ended December 31, 2006, the Company paid rent of $nil (2005: $nil, 2004: $36,613) to a corporation controlled by a director.
  During the year ended December 31, 2005, the Company issued 17,500,000 shares of common stock with a fair market value at time of issue of $610,000 to settle $475,000 of debt. The difference $135,000 referred as part of non cash consulting expenses and a further 1,592,134 shares of common stock in settlement of $256,160, for the amounts due to a company controlled by a director.

  In 2006, a former director of the Company was paid $nil (2005: $50,000) for consulting service.

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

C. Interests of Experts and Counsel

Not required, as this form 20-F filing is made as an annual report.

ITEM 8 - Financial Information

D. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2006:

  Balance sheets;
  Statement of operations and deficit;
  Statement of cash flows;
  Statement of changes in shareholders' equity; and
  Related notes and schedules.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2006 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company trade on the OTCBB under the symbol "UTYF". These shares have traded on the OTCBB since May 27, 2003. No trades in the common stock of the Company occurred on this quotation system until November 3, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the

OTCBB since this date:

Year Ended		High		Low
December 31, 2003	US$	1.52	US$	1.50
December 31, 2004	US$	0.18	US$	0.06
December 31, 2005	US$	0.02	US$	0.01
December 31, 2006	US$	0.01	US$	0.01

Quarter Period Ended		High		Low
March 31, 2005	US$	0.04	US$	0.03
June 30, 2005	US$	0.03	US$	0.01
September 31, 2005	US$	0.02	US$	0.01
December 31, 2005	US$	0.02	US$	0.01
March 31, 2006	US$	0.01	US$	0.01
June 30, 2006	US$	0.03	US$	0.01
September 30, 2006	US$	0.01	US$	0.01
December 31, 2006	US$	0.01	US$	0.01
March 31, 2007	US$	0.01	US$	0.01
June 30, 2007	US$	0.01	US$	0.01
Month Ended		High		Low
December 2007	US$	0.01	US$	0.01
January 2007	US$	0.01	US$	0.01
February 2007	US$	0.01	US$	0.01
March 2007	US$	0.01	US$	0.01
April 2007	US$	0.01	US$	0.01
May 2007	US$	0.01	US$	0.01
June 2007	US$	0.01	US$	0.01

C. Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

D. Markets

The shares of the common stock of the Company trade on the OTCBB under symbol "UTSYF". The shares of the common stock of the Company have traded on the OTCBB since May 27, 2003. However, no trades in our common shares occurred on the OTCBB market until November 3, 2003.

E. Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

F. Dilution

Not required, as this form 20-F filing is made as an annual report.

G. Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10 - Additional Information

A. Share Capital

Information about our share capital is not required, as this form 20-F as this filing is made as an annual report.

The following information was requested by the SEC to be included under this item. On May 27, 2003, the Company issued a total of 15,000,000 in return for funding from various investors.  As part of this offering, Inzi Display Co., Ltd. ("Inzi") committed to purchase 6,000,000 shares of the Company.  The Company, however, never received the requisite funds from Inzi and requested Inzi return the share certificate representing the 6,000,000 shares for immediate return to treasury of the Company.  Inzi returned the share certificate to the Company and on February 12, 2004, the 6,000,000 shares issued in the name of Inzi were cancelled and returned to treasury.

B. Bylaws and Articles of Association

Our Articles of Incorporation and Bylaws of the Company are incorporated by reference to certain exhibits to our Form F-1 registration statement filed with the Securities and Exchange Commission on May 27, 2003.

C. Material Contracts

None

D. Exchange Controls and other Limitations Affecting Security Holders

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

F. Dividends and Paying Agents

Not required, as this 20-F filing is made as an annual report.

G. Statement by Experts

Not required, as this 20-F filing is made as an annual report.

H. Documents on Display

You may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms' Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

The Company does not have any subsidiary companies.

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

Transaction Risk and Currency Risk Management

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2004, 2005 and 2006 was 1.9%, 2.2% and 1.6% respectively.

ITEM 12 - Descriptions of Securities Other than Equity Securities

Not required, as this 20-F filing is made as an annual report.

PART II

ITEM 13 - Defaults, Dividend Arrearages and Delinquencies

The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A. Disclosure Controls and Procedures

Based on the management's evaluation (with the participation of the Chief Executive Officer and Acting Chief Financial Officer), the Chief Executive Officer and Acting Chief Financial Officer have concluded that as of December 31, 2006, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange of 1934 (the "Exchange Act") are effective to provide reasonable assurance that the information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2006, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. There was no change in the Company's internal control over financial reporting (as required by the Exchange Act) during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 16A - Audit Committee Financial Expert

The Company does not yet have an audit committee financial expert. The Company is in the formative stage and has focused its requirements on gold mining experts for its board of directors. The Company intends to appoint a financial expert once commercial operations commence.

ITEM 16B - Code of Ethics

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Smythe Ratcliffe LLP, Chartered Accountants, has served as our independent public account for the fiscal year ended December 31, 2006 for which audited financial statements appear in this annual report on Form 20-F. D& H Group LLP, Chartered Accountants, served as our independent public account for the fiscal year ended December 31, 2005. The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2006		2005
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)		$11,965		$10,317
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	Nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	Nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	Nil
Total fees paid or accrued to our principal accountants		$11,965		$10,317

Notes: (1)	Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during , or as a result of, the audit, or of the review of the interim financial statements.
(2)	Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements in each fiscal year reported on and that are not reported as audit fees.
(3)	Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning, This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.
(4)	All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered y the principal accountant for services other than those described under notes (1) through (3).

No accounting or audit work is performed by persons other than the independent accountant's full-time, permanent employees.

Pre-Approval Polices and Procedures

The Company's Board of Directors is currently acting as the audit committee.

The Board pre-approves all of the services, audit and non-audit, to be provided by the Company's independent accountant. The Board of Directors understands the need for our principal accountants to maintain objectivity and independence in their audit of our financial statements. The Board of Directors has restricted the non-audit services that the Company's principal accountants may provide to primarily to tax services and review assurance services.

The Board of Directors has not adopted any other formal policies and procedures for pre-approving work performed by the Company's principal accountants.

The board of directors on review of the services provided by the principal accountants of the Company this year has determined that payment of the above audit fees is in conformance with the independent status of the Company's principal independent accountants.

ITEM 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 - Financial Statements

See "Item 18 - Financial Statements."

ITEM 18 - Financial Statements

The Company's audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:

  balance sheets as at December 31, 2006 and 2005;
  the following statements for the fiscal years ended December 31, 2006, 2005, and 2004, as well as information from our inception to December 31, 2006:
    statements of operations and deficit
    statements of cash flows; and
    statements of changes in shareholders' equity.

The financial statements for the 2006 fiscal year were audited by the Company's auditor, SmytheRatcliffe LLP, Chartered Accountants. The 2005, 2004 and 2003 fiscal years were audited by D&H Group LLP, Chartered Accountants.

UNITED TRAFFIC System INC.
(A Development Stage Company)
Financial Statements
(Expressed in Canadian Dollars)
31 December 2006

UNITED TRAFFIC SYSTEM INC.

Financial Statements
December 31, 2006
(Expressed in U.S. Dollars)

Index	Page

Auditors' Report to the Shareholders	F-1
Financial Statements
Balance Sheets	F-2
Statements of Operations and Comprehensive Loss	F-3
Statement of Stockholders' Deficiency	F 4-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-7 - 12

SmytheRatcliffe
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF UNITED TRAFFIC SYSTEM INC.

(A Development Stage Company)

We have audited the balance sheet of United Traffic System Inc. as at December 31, 2006 and the statements of operations and comprehensive loss, stockholders' deficiency and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by another firm of auditors who expressed an opinion without reservation in their report dated June 19, 2006.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia

August 2, 2007

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as described in note 1 to the financial statements. Our report to the shareholders dated August 2, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia

August 2, 2007
Suite 700, Marine Building 355 Burrard Street, Vancouver, BCa Canada V6C 2G8	Phone: 604.687.1231 Fax: 604.688.4675 Web: SmytheRatcliffe.com	A member of PKF International

INSERT AUDITORS LETTER

UNITED TRAFFIC SYSTEM INC. (Formerly Penn Biotech Inc.) (A Development Stage Company) BALANCE SHEETS December 31, 2006 and 2005

(Expressed in U.S. Dollars)	2006	2005

ASSETS

CURRENT ASSETS
Cash	$210	$429
Amounts receivable (Note 3)	-	752
Prepaid expenses	1,000	-
	$1,210	$1,181

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	74,324	77,953
Due to related parties (Note 6)	132,401	100,086
	206,725	178,039

STOCKHOLDERS' DEFICIENCY

COMMON STOCK (Note 4) - Authorized:
100,000,000 shares; no par value; issued and outstanding:
2006- 54,727,244; 2005 - 53,977,244	2,004,954	1,897,454

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	(2,132,035)	(1,995,946)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(78,434)	(78,366)
	(205,515)	(176,858)

	$1,210	$1,181

NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS (Note 1)
(See accompanying notes to the financial statements)

UNITED TRAFFIC SYSTEM INC.
(Formerly Penn Biotech Inc.)
(A Development Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
for the years ended December 31, 2006, 2005 and 2004
and from inception (October 23, 2002) to December 31, 2006

(Expressed in U.S. Dollars)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Cumulative from inception on October 23, 2002 to December 31, 2006

EXPENSES
Consulting	$110,581	$-	$-	$110,581
Foreign exchange loss (gain)	(1,025)	-	-	(1,025)
Office	3,895	-	-	3,895
Professional fees	22,547	10,317	27,131	80,581
Travel and entertainment	91	-	-	91
	136,089	10,317	27,131	94,123

LOSS FROM CONTINUING OPERATIONS	(136,089)	(10,317)	(27,131)	(94,123)

LOSS FROM DISCONTINUED OPERATIONS	-	(362,212)	(1,322,078)	(2,132,035)

NET LOSS FOR THE PERIOD	(136,089)	(372,529)	(1,349,209)	(2,032,035)

OTHER COMPREHENSIVE LOSS
Foreign currency translation	(68)	(2,358)	(53,445)	(78,434)
COMPREHENSIVE LOSS	(136,157)	(374,887)	(1,402,654)	(2,210,469)

LOSS PER COMMON SHARE
Continuing operations	$0.00	$(0.00)	$(0.00)
Discontinued operations	-	(0.01)	(0.06)
	$0.00	$(0.01)	$(0.06)

BASIC AND DILUTED - WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	56,607,381	41,622,449	21,642,757

(See accompanying notes to the financial statements)

UNITED TRAFFIC SYSTEM INC. (Formerly Penn Biotech Inc.) (A Development Stage Company) STATEMENT OF STOCKHOLDERS' DEFICIENCY from inception (October 23, 2002) to December 31, 2006

(Expressed in U.S. Dollars)	Common Stock Shares	Amount	Common stock to be returned	Deficit accumulated during development stage	Accumulated other comprehensive income	Total

Inception, October 23, 2002	-	$-	$-	$-	$-	$-
Common shares issued for cash	15,000,000	9,508	-	-	-	9,508
Foreign currency translation	-	-	-	-	120	120
Net loss for the period	-	-	-	(25,843)	-	(25,843)

Balance at December 31, 2002	15,000,000	9,508	-	(25,843)	120	(16,215)
Common stock issued for property, plant and equipment	3,704,093	1	-	-	-	1
Common stock issued for equipment rental	107,692	1	-	-	-	1
Common stock issued for consulting services	461,539	1	-	-	-	1
Common stock issued for license	2,000,000	1	(1)	-	-	-
Foreign currency translation	-	-	-	-	(22,683)	(22,683)
Net loss for the year	-	-	-	(248,365)	-	(248,365)

Balance at December 31, 2003	21,273,324	9,512	(1)	(274,208)	(22,563)	(287,260)
Common stock cancelled	(6,000,000)	(3,803)	1	-	-	(3,802)
Settlement of debt	1,592,134	256,160	-	-	-	256,160
Purchase of equipment	966,786	1	-	-	-	1
Issued for services	3,000,000	840,000	-	-	-	840,000
Held for cancellation	10,000,000	-	-	-	-	-
Issued for services	125,000	20,000	-	-	-	20,000
Settlement of debt	320,000	26,560	-	-	-	26,560
Issued for cash	1,200,000	39,024	-	-	-	39,024
Foreign currency translation	-	-	-	-	(53,445)	(53,445)
Net loss for the year	-	-	-	(1,349,209)	-	(1,349,209)

Balance at December 31, 2004	32,477,244	1,187,454	-	(1,623,417)	(76,008)	(511,971)
Settlement of debt	17,500,000	610,000	-	-	-	610,000
Issued for cash	4,000,000	100,000	-	-	-	100,000
Foreign currency translation	-	-	-	-	(2,358)	(2,358)
Net loss for the year	-	-	-	(372,529)	-	(372,529)

Balance at December 31, 2005	53,977,244	1,897,454	-	(1,995,946)	(78,366)	(176,858)
Settlement of debt	10,750,000	107,500	-	-	-	107,500
Common stock cancelled	(10,000,000)	-	-	-	-	-
Foreign currency translation	-	-	-	-	(68)	(68)
Net loss for the year	-	-	-	(136,089)	-	(136,089)

Balance at December 31, 2006	54,727,244	$2,004,954	$-	$(2,132,035)	$(78,434)	$(205,515)

(See accompanying notes to the financial statements)

UNITED TRAFFIC SYSTEM INC.
(Formerly Penn Biotech Inc.)
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004
and from inception (October 23, 2002) to December 31, 2006

(Expressed in U.S. Dollars)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Cumulative from inception on October 23, 2002 to December 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(136,089)	$(372,529)	$(1,349,209)	$(2,132,035)
Less: loss from discontinued operations	-	362,212	1,322,078	1,937,912
Adjustments to reconcile net cash provided by operating activities:
Common stock issued for consulting services	-	171,346	860,000	1,031,347
(Increase) decrease in amounts receivable	752	(752)	9,755	-
Increase (decrease) in accounts payable and accrued liabilities	3,871	1,988	(44,073)	81,824
(Increase) decrease in prepaid expenses	(1,000)	-	-	(1,000)
	(132,466)	162,265	798,551	918,048

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of license	-	-	-	(25,580)
Purchase of property, plant and equipment	-	-	-	(37,839)
	-	-	-	(63,419)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock for cash	-	100,000	39,024	148,532
Advances from related parties	132,315	100,086	455,994	726,497
Advance (repayment) of note payable	-	-	(718)	(718)
	132,315	200,086	494,300	1,074,311

NET CASH USED IN DISCONTINUED OPERATIONS	-	(359,886)	(1,253,749)	(1,854,882)

INCREASE (DECREASE) IN CASH DURING THE PERIOD	(151)	2,465	39,102	74,058

EFFECT OF FOREIGN CURRENCY TRNASLATION	(68)	(2,358)	(44,163)	(73,848)

CASH, beginning of period	429	322	5,383	-

CASH (BANK INDEBTEDNESS), end of period	$210	$429	$322	$210

Supplement cash flow information:

Non-cash Investing and Financing Activities:

Investing activities:
Purchase of property, plant and equipment	$-	$-	$(1)	$(2)

Financial activities:
Common stock issued to acquire property, plant and equipment	-	-	1	2
Common stock issue for debt settlement	107,500	-	278,918	386,418
Related party advances paid by common stock issued	-	(438,654)	(256,160)	(694,814)
Common stock cancelled	-	-	(3,803)	(3,803)
	$107,500	$(438,654)	$18,955	$(312,199)

(See accompanying notes to the financial statements)

United Traffic System Inc.
(A Development Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

United Traffic System Inc. (the "Company") was incorporated on October 23, 2002, under the laws of British Columbia, Canada, with the name Penn Biotech Inc.. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to its present name, United Traffic System Inc.

The Company obtained an exclusive right to use patented biotechnology, Mass Production of Seed Potatoes (Potato Microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). The Company developed its tissue culture at a laboratory leased from Olds College Centre for Innovation (OCCI), Alberta, Canada. In November 2004, the Company terminated its lease with OCCI and relocated its seed potato operations to Yanji in Jilin Province and to Wuxi in Yunnan Province, both in The People's Republic of China ("PRC"). The potato business was discontinued in PRC during the 3rd quarter of 2005 due to a lack of funding and also a downshift in the demand for seed potatoes. The plant is no longer in existence.

On December 22, 2003, the Company agreed to acquire the exclusive license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license provided the Company with the exclusive right to use the technology for the duration of the patent and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the contract. After renewed negotiations, the Company re-entered its agreement with Traffic-Its Co., Ltd. in 2004. In 2005, it was considered unfeasible to continue operations and the project was discontinued during the 3rd quarter of 2005.

The Company is now focused on mineral exploration in the PRC from 2006. As of December 31, 2006, the Company did not own any mineral claims.

As of December 31, 2006 the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7").

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has nominal revenue and incurred an operating loss since commencement of operations and requires additional funds to maintain its operations.

In view of certain conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern. Management plans to continue to seek other sources of debt and equity financing on favorable terms and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals. The Company generated a net loss of $136,157 for the year ended December 31, 2006 and at December 31, 2006 has an accumulated deficit of $2,132,035. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be unable to realize its assets and discharge its liabilities in other than normal course of business.

United Traffic System Inc.
(A Development Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Accounting

These financial statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include accrued liabilities and the valuation allowance for deferred income tax assets. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c) Mineral Properties and Exploration Expenses

The Company capitalizes certain costs related to the acquisition of mineral rights and expenses all costs relating to the exploration of these mineral rights. As at December 31, 2006, the Company did not have any title to mineral properties.

(d) Asset Retirement Obligation

The Company recognizes an estimate of the liability associated with an asset retirement obligation ("ARO") in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present the Company has determined that it has no material AROs to record in the financial statements.

(e) Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. The intrinsic value method of accounting resulted in compensation expense for stock options to the extent that the exercise prices were set below the fair market price of the Company's stock at the date of grant.

United Traffic System Inc.
(A Development Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

(e) Stock-Based Compensation (Continued)

As of January 1, 2006, the Company adopted SFAS No. 123(R) "Accounting for Stock Based Compensation" requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company's financial statements. Stock-based compensation expense recognized during the period is based on the value of the portion of the share-based payment awards vested during the period.  The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure".

(f) Financial Instruments Credit Risk

Cash and amounts receivable expose the Company to credit risk. The Company minimizes its exposure to credit risk by transacting with parties that are believed to be credit worthy. The Company maintains cash accounts at one Canadian chartered bank, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes credit risk associated with cash is remote.

(g) Fair Value of Financial Instruments

The determination of fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The carrying values of cash and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. The Company places its cash with high credit quality financial institutions.

The fair values of due to related parties cannot be reasonable estimated, as no liquid and active market exists for such related party instruments.

(h) Currency Risk

The Company's operations and activities are conducted principally in Canada, hence the Canadian dollar is the functional currency. The Company translates financial statements into the functional currency as follows: Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Statement of operations' accounts are translated at average rates of exchange by quarter. Gains and losses from the translation of foreign currency financial statements into the functional currency are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations.

The Company's reporting currency is the United States dollar. The Company translates its financial statements into the reporting currency as follows: assets and liabilities are translated at the rates of exchange on the balance sheet date and revenues and expenses are translated at average rates of exchange during the period. The resulting translation adjustments are included as other comprehensive income.

United Traffic System Inc.
(A Development Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(j) Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted average number of shares of common stock outstanding for the year. Diluted earnings (loss) per share is based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of shares of common stock outstanding (denominator) for the period. All earnings (loss) per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share". Convertible securities that could potentially dilute basic earnings per share in the future, such as options and warrants, are not included in the computation of diluted earnings or loss per share because to do so would be antidilutive. All per share information is adjusted retroactively to reflect stock splits and changes in par value.

(k) Income Taxes

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

(l) Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for financial statements as of December 15, 2006.  The adoption of FIN 48 is expected to have no impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

United Traffic System Inc.
(A Development Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Recent Accounting Pronouncements (Continued)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact of adopting FAS 159 on the Company's financial position.

3. AMOUNTS RECEIVABLE
	2006	2005

Recoverable Canadian federal excise tax	$-	$752

4. COMMON STOCK

During the year ended December 31, 2006, the Company issued 10,750,000 shares of common stock at $0.01 per share, which is the fair market value at the time the shares were issued, to settle $7,500 in debt owing to two consultants and $100,000 to a director.

During the year ended December 31, 2006, the Company cancelled 10,000,000 common stock previously issued for an unsuccessful financing arrangement. The 10,000,000 shares of common stock were returned to treasury.

During the year ended December 31, 2005 the Company issued 1,500,000 shares of common stock at $.05 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd., a company controlled by a director. The difference of $135,000 was recorded as part of non-cash consulting expenses. The Company also issued 16,000,000 shares of common stock at $0.025 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd.. The Company issued 4,000,000 common shares for cash of $100,000.

5. STOCK OPTIONS

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase shares of common stock of the Company. The Company has reserved 2,300,000 of its authorized shares of common stock for the future granting of stock options at the discretion of the board of directors.

During the year ended December 31, 2006, no stock options were granted, exercised or cancelled.

As of December 31, 2006, there were no outstanding stock options.

United Traffic System Inc.
(A Development Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

6. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, a director provided management services to the Company valued at $100,000 (2005: $100,000).

Included in due to related parties at December 31, 2006 is $22,392 (2005: $86) due to a director for expenses advanced on behalf of the Company.

Included in accounts payable and accrued liabilities at December 31, 2006 is $12,037 (2005: nil) due to a shareholder for expenses advanced on behalf of the Company.

During the year ended December 31, 2006, the Company paid rent of $nil (2005: $nil, 2004: $36,613) to a corporation controlled by a director.

During the year ended December 31, 2005, the Company issued 17,500,000 shares of common stock with a fair market value at the time of issue of $610,000 to settle $475,000 of debt. The difference of $135,000 was recorded as part of non-cash consulting expenses. A further 1,592,134 shares of common stock was issued in settlement of $256,160, for amounts due to a company controlled by a director.

In 2006, a former director of the Company was paid $nil (2005: $50,000) for consulting service and 10,000,000 shares of common stock at $0.01 per share were issued for settlement of debt to the director of the Company.

7. INCOME TAXES

As at December 31, 2006, the Company has estimated net operating losses carry-forward for tax purposes of approximately $1,323,211 (2005 - $1,287,000), which will expire in 2009 through 2026. This amount may be applied against future Canadian taxable income. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgment about the realization of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:
		2006		2005

Tax loss carry-forwards		$450,000		$437,600
Valuation allowance		(450,000)		(437,600)

	$		$

		2006		2005		2004

Income tax benefit computed at statutory rates		$46,270		$126,570		$472,223
Non-deductible expenses		(34,000)		(95,443)		(120,837)
Unrecognized tax losses		(12,270)		(31,127)		(351,386)

	$		$		$

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1	Notice of Articles
1.2	Transition Notice
1.3	Articles
1.4	Articles of Amendment
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED TRAFFIC System, INC.

/s/ Jai Woo Lee
Jai Woo Lee, President, CEO, CFO & Director August ____, 2007

/s/ Hye Kyung Kim
Hye Kyung Kim, CEO, CFO & Director August ____, 2007