Form 20-F/A
period 2005-12-31
United Traffic System Inc
filed 2007-10-04
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F /Amendment No. 1

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended__December 31, 2005_____________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ________________ to ______________________

Commission file number	333-102931

UNITED TRAFFIC SYSTEMS INC.
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

i

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

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected financial and other data set forth below should be read in conjunction with the audited revised financial statements of United Traffic System Inc. as of December 31, 2005, 2004 and 2003 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal years ended December 31, 2005, 2004 and for the period ended December 31 2002 (which was

ii

audited by the Company's former auditors) are derived from the audited financial statements of the Company, which have been audited by D & H Group LLP, chartered accountants. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information

Years ended December 31, 2005, 2004, 2003 and from inception October 23, 2002 to December 31, 2002 .
	Fiscal Year Ended December 31
	2005	2004	2003	2002

Operating expenses
General and administration	$10,317	$27,131	$17,402	$3,184

Income (Loss) from continuing operations	(10,317)	(27,131)	(17,402)	(3,184)
Loss from discontinued operations	(362,212)	(1,322,078)	(230,963)	(22,659)

Net income (loss) for period	(372,529)	(1,349,209)	(248,365)	(25,843)
Other comprehensive loss	(2,358)	(53,445)	(22,563)	120
Comprehensive loss	$(374,887)	$(1,402,654)	$(271,048)	$(25,723)

Weighted average number of common shares	41,622,449	21,642,757	15,195,194	217,391

Basic and diluted loss per common shares
Continued operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Discontinued operations	(0.01)	(0.06)	(0.02)	(0.11)
	$(0.01)	$(0.06)	$(0.02)	$(0.12)

BALANCE SHEETS (in U.S. dollars)

	Fiscal Year Ended December 31
	2005	2004	2003	2002

Cash and cash equivalents	$429	$322	$5,383		$33,909
Accounts receivable	752	-	9,755		-
Prepaid expenses	-	-	-		-
Total current assets	1,181	322	15,138		33,909

Property, plant and equipment - net	-	2,326	27,636
Licenses	-	-	28,823
Total assets	$1,181	$2,648	$71,597	$

Accounts payable and accrued liabilities	77,953	75,965	120,037		25,580
Due to related parties	100,086	438,654	238,820		50,124
Shareholders deficiency	(176,858)	(511,971)	(287,260)		(25,843)
	$1,181	$2,648	$71,597		$59,489

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

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)
	AVERAGE RATE(1)	YEAR END	HIGH	LOW
1999	1.4827	1.4440	1.5302	1.4440
2000	1.4871	1.4995	1.5600	1.4350
2001	1.5519	1.5925	1.6023	1.4933
2002	1.5702	1.5800	1.6128	1.5108
2003	1.3916	1.2923	1.5750	1.2923
2004	1.2752	1.2020	1.4003	1.1746
2005	1.2116	1.1630	1.2734	1.1427

(1) the average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended December 31, 2005	$1.1583	$1.1646
Month ended January 31, 2006	$1.1536	$1.1621
Month ended February 28, 2006	$1.1461	$1.1520
Month ended March 31, 2006	$1.1546	$1.1606
Month ended April 30, 2006	$1.1413	$1.1476
Month ended May 31, 2006	$1.1055	$1.1132

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK. BEFORE MAKING A DECISION CONCERNING THE PURCHASE OF OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS ANNUAL REPORT WHEN YOU EVALUATE OUR BUSINESS. THE POTENTIAL SUCCESS OF OUR BUSINESS MODEL MUST BE CONSIDERED IN LIGHT OF OUR STATUS AS A PRE-EXPLORATION STAGE COMPANY.

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

BE ABLE SECURE THE NECESSARY FUNDING OR ATTRACT QUALIFIED PERSONNEL

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

HAVE TO CEASE OPERATIONS:

The Company does not own a mine at the present time. If we do not find a mine or are not able to negotiate a license for a mine with a mineral body or bodies containing valuable minerals or metals or if we cannot conduct further exploration for a mine, either because we do not have the money to do it or because it is not economically feasible to do so, we may have to cease operations and you will lose your investment.

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

UTS obtained an exclusive right to use patented biotechnology, Mass Production of Seed Potatoes (Potato Microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). UTS was a start-up company with no significant revenue.

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

Not Applicable.

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

A. OPERATING RESULTS

YEAR COMPARISONS BETWEEN 2005 AND 2004

For the year ended December 31, 2005, the Company grouped the seed potato and traffic control system businesses as discontinued operations as they were discontinued in the third quarter of 2005. The Company's net loss for the period decreased to $ 372,529 in 2005 from a loss of $1,349,209 in 2004. The decrease reflects limited operation in 2005.

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

D. TREND INFORMATION

To date the Company has been unsuccessful with its business activities. During the last quarter of 2005 management of the Company discontinued it seed potato business due to a lack of funding and a down-shift in the demand for seed potatoes. Our seed potato plant is no longer in existence. Similarly, in the third quarter of 2005 we discontinued our exclusive licensing agreement with Traffic-Its Co., Ltd. ("TIC") to manufacture, install and sell products based on the technology and patents of TIC. Management determined it was unfeasible to commercialize the TIC technology and decided to terminate its efforts on this project. A considerable amount of time during the last quarter of 2005 was spent ensuring that all previous business activities were concluded with no pending issues.

During the third quarter of 2005, Management began making inquires about possible alternative business opportunities. In 2005, Mineral and oil and gas exploration were high growth areas with mineral exploration in particular having an attractive outlook in the PRC. Management changed the business focus of the Company to mineral exploration and began looking for suitable mineral exploration properties to acquire or lease.

The Company has yet to acquire or lease a mineral exploration property. As such the Company does not have any active business operations that would be effected by recent trends in mineral productions or mineral sales, etc. The Company has no material net sales or revenues and does not expect to have any net sales or revenues for some time into the future if all that would be affected by recent trends other than the general effect of mineral prices on its ability to raise capital and those other general economic items as set out in Item 3.D - Risk Factors.

The Company knows of no trends, demand, commitments, events or uncertainties that are reasonably likely to have a material effect on the Company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources or that would cause its financial information to be not necessarily indicative of future operating results or financial condition.

The ability of the Company to acquire, lease and explore potential mining exploration projects and to continue as a going concern depends on the Company's ability to acquire additional funding. The Company has limited cash on hand and no commitments from management or any other third party to fund its operations. See Item 5.B - Liquidity and Capital Resources and Item 5.C - Preliminary Mining Costs. If we are unable to arrange suitable funding we will cease to operate.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

In the year ended December 31, 2005, the Company was not party to any contractually obligated payments.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, age, and position of each Director and Executive Officer of United Traffic System Inc.:
Name of Officer	Age	Office
Jai Woo Lee	55	President, Chief Executive Officer and Director
Hye Kyung Kim	50	Secretary and Director

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

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2005 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Name and Address	Amount Stock Beneficially Owned(1)	Percentage of Class (%)(1)(2)
Jai Woo Lee, President, CEO and Director (3)	5,483,217	10.16
Penn Capital Canada Ltd. (4)	1,562,134	2.89
Hye Kyung Kim (3)(5)	9, 562,134	17.72
Choi Sun Joo	3,000,000	5.56
All Executive Officers and Directors as a Group	18,045,351	20.38

Notes:
(1)	Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2005, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 53,977,244shares of common stock issued and outstanding as of December 31, 2005 unless otherwise noted.
(3)	Mr. Jai Woo Lee and Hye Kyung Kim are husband and wife. Mr. Jai Woo Lee makes independent decisions from his wife regarding his stock holdings in the Company. Ms. Hye Kyung Kim makes independent decisions from her husband regarding her stock holdings in the Company.
(4)	Penn Capital Canada Ltd. is a private company controlled by Hye Keung Kim.
(5)	Includes 1,562,134 shares of the Company held by Penn Capital Canada Ltd. which is a private company controlled by Hye Kyung Kim.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2005 by each person known to us to own beneficially more than five percent (5%) of our shares, based on 53,977,244 shares of common stock issued at December 31, 2005.
Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	5,483,217	10.16	Korea
WorldCup Finance Ltd.	2,733,515	5.06
Wu, Maggie Mei Zhi	3,000,000	5.56	Korea
Kim, Hye Kyung	9, 562,134	17.72	Korea
Choi, Sun Joo	3,000,000	5.48	Korea
CDS & Co.	6,657,172	12.33	Canada
Notes:
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2006, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 54,727,244 shares of common stock issued and outstanding as of December 31, 2006 unless otherwise noted.
(3)	Includes 1,562,134 shares of the Company held by Penn Capital Canada Ltd. which is a private company controlled by Hye Kyung Kim.

CHANGES IN OWNERSHIP PERCENTAGE

The following table shows changes over the last three years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2005(1)(2)	2004(1)(2)	2003(1)(2)
Jai Woo Lee	10.16%	16.88%	20.97
Maggie Mei Zhi Wu	5.56%	--	--
Hye Kyung Kim	14,82%(3)	4.81%(3)	--
Sun Joo Choi	5.56%	--	--
CDS & Co.	12.33%	--	--
World Cup Finance Ltd.	5.06%	8.42%	17.92%
Martin Richards & Assoc. Ltd.(4)	--	7.70%	--
The Scooter Group(4)	--	6.16%	--
Traffic ITS Co., Ltd.(5)	--	6.16%	9.40%
Solvit Telecom Co Ltd.	--	6.30%	--
Seok Woo Lee	2.12%	3.06%	5.38%
Inzi Display Co., Ltd.(6)	--	--	28.20%

Notes:
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on in: (1) 53,977,244 shares issued and outstanding as of December 31, 2005; 2004: 37,477,244 shares of common stock issued and outstanding as of December 31, 2004; and (3) 21,273,324 shares of common stock issued and outstanding as of December 31, 2003, unless otherwise noted.
(3)	Includes 1,562,134 shares of the Company held by Penn Capital Canada Ltd., is a private company controlled by Hye Kyung Kim.
(4)	These 4,500,000 shares form part of 10,000,000 shares which were issued pursuant to a funding agreement which did not proceed - Subsequent to December 31, 2004 the Company cancelled the shares.
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
(6)	In February 2004, 6,000,000 shares held by Inzi Display Co., Ltd. were returned to the company for $Nil consideration and were accordingly cancelled. The principle shareholder of Inzi Display Co., Ltd. (a Korean public company) is Inzi Controls Inc. (also a Korean public company) whose principle shareholder is Ku-yong Jung ( also President of Inzi Display Co.,Ltd.)

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

GEOGRAPHIC BREAKDOWN OF SHAREHOLDERS

The following lists the geographical distribution of shareholders at December 31, 2005:

	Number of registered
Location	shareholders	Number of shares
Canada	35	12,817,806
United States	3	2,998,150
Other	18	32,798,005
Total	56	48,613,961

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

During the year ended December 31, 2005, a company controlled by a director of the Company advanced the Company $nil (2004: $455,994 - 2003: $204,712). In 2005 and 2004, the Company issued 17,500,000 shares of common stock in settlement of $438,654 and 1,592,134 shares of common stock in settlement of $256,160, respectively.

In 2004, a former director of the Company was issued 700,000 shares of common stock for past services valued at $196,000.

In 2005, a former director of the Company was paid $ 50,000 for consulting services.

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

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2005:

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

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The shares of common stock of the Company trade on the OTCBB under the symbol "UTSYF". These shares have traded on the OTCBB since May 27, 2003. No trades in the common stock of the Company occurred on this quotation system until November 3, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Year Ended		High		Low
December 31, 2003	US$	1.52	US$	1.50
December 31, 2004	US$	0.18	US$	0.06
December 31, 2005	US$	0.02	US$	0.01

Quarter Period Ended		High		Low
March 31, 2004	US$	1.44	US$	1.40
June 30, 2004	US$	1.28	US$	1.21
September 30, 2004	US$	.41	US$	.35
December 31, 2004	US$	.14	US$	.12
March 31, 2005	US$	0.04	US$	0.03
June 30, 2005	US$	0.03	US$	0.01
September 31, 2005	US$	0.02	US$	0.01
December 31, 2005	US$	0.02	US$	0.01
March 31, 2006	US$	0.01	US$	0.01
June 30, 2006	US$	0.03	US$	0.01

Month Ended		High		Low
December 2005	US$	0.01	US$	0.01
January 2006	US$	0.01	US$	0.01
February 2006	US$	0.02	US$	0.01
March 2006	US$	0.01	US$	0.01
April 2006	US$	0.01	US$	0.01
May 2006	US$	0.01	US$	0.01
June 2006	US$	0.01	US$	0.01

C. PLAN OF DISTRIBUTION

Not Applicable.

D. MARKETS

The shares of the common stock of the Company trade on the OTCBB under symbol "UTSYF". The shares of the common stock of the Company have traded on the OTCBB since May 27, 2003. However, no trades in our common shares occurred on the OTCBB market until November 3, 2003.

E. SELLING SHAREHOLDERS

Not Applicable.

F. DILUTION

Not Applicable.

G. EXPENSE OF THE ISSUE

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

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

During the year ended December 31, 2005, the Company issued 17,500,000 shares of common stock with a fair market value at the time of issue of $610,000 to settle $438,654 of debt. The difference of $171,346 was recorded as part of non-cash consulting expenses. A further 1,592,134 shares of common stock was issued in settlement of $256,160, for amounts due to a company controlled by a director.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Refer to Exhibit numbers 3.1 and 3.2 of the Company's Form F-1 accepted for filing May 27, 2003.

C. MATERIAL CONTRACTS

None

D. EXCHANGE CONTROLS

There currently are no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.

There is no limitation, imposed either by Canadian law or by the Articles of Incorporation and other charter documents of the Company, on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act as amended (the "Act") and as amended by the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization ( "WTO" ) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF

PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: Based on the management's evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2005, the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting: There was no change in the Company's internal control over financial reporting (as required by the Exchange Act) during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANICAL REPORTING

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

FEES AND SERVICES

D&H Group LLP, Chartered Accountants, served as our independent public account for the fiscal year ended December 31, 2005 and 2004. The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2005		2004
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)		$10,317		$22,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	Nil		$3,020
Tax fees - preparation and filing of three major tax-related forms.(3)	$	Nil	$	Nil
All other fees - other services provided by our principal accountants. (4)	$	Nil	$	Nil
Total fees paid or accrued to our principal accountants		$10,317		$25,020

Notes:	(1)	Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during , or as a result of, the audit, or of the review of the interim financial statements.

(2)	Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements in each fiscal year reported on and that are not reported as audit fees.
(3)	Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning, This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.
(4)	All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered y the principal accountant for services other than those described under notes (1) through (3).

No accounting or audit work is performed by persons other than the independent accountant's full-time, permanent employees.

PRE-APPROVAL POLICIES AND PROCEDURES

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18 - Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

D+H Group LLP Charted Accountants

AUDITORS' REPORT

To the Shareholders of
United Traffic System Inc.

We have audited the revised balance sheets of United Traffic System Inc. ( An Exploration Stage Company) as at December 31, 2005 and 2004 and the revised statements of operations and comprehensive loss, stockholders' equity and cash flow for the three years ended December 31, 2005 and for the cumulative period from inception on October 23, 2002 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these revised financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for the three years then ended and for the cumulative period from inception on October 23, 2002 to December 31, 2005 in accordance with United States generally accepted accounting principles.

Our previous report dated June 19, 2006 has been withdrawn and the financial statements have been revised as explained in note 13.

" D&H Group LLP"

Vancouver, B.C.

June 19, 2006, except as to Note 13 which is as of

September 24, 2007 Chartered Accountants

D+H Group LLP Charted Accountants		+ Understanding, Advising, Guiding
10th Floor, 1333 West Broadway Vancouver, British Columbia Canada V6H 4C1	Telephone: 604-731-5881 Facsimile: 604-731-9923 Email: info@dhgroup.ca	www.DHgroup.ca A BC Limited Liability Partnership of Corporations
Member of BHD Association with affiliated offices across Canada and internationally

D+H Group LLP Charted Accountants

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

"D&H Group LLP"

Vancouver, B.C.

June 19, 2006 Chartered Accountants

D+H Group LLP Charted Accountants		+Understanding, Advising, Guiding
10th Floor, 1333 West Broadway Vancouver, British Columbia Canada V6H 4C1	Telephone: 604-731-5881 Facsimile: 604-731-9923 Email: info@dhgroup.ca	www.DHgroup.ca A BC Limited Liability Partnership of Corporations
Member of BHD Association with affiliated offices across Canada and internationally

United Traffic System Inc.
(An Exploration Stage Company)
REVISED FINANCIAL STATEMENTS
 December 31, 2005 and 2004
(Expressed in U.S. Dollars)

United Traffic System Inc.
( An Exploration Stage Company)
BALANCE SHEETS
(Revised - Note 13)
(Expressed in U.S. Dollars)

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS
Cash	$429	$322
Amounts receivable (Note 3)	752	-
	1,181	322

PROPERTY, PLANT AND EQUIPMENT (Note 4)	-	2,326

	$1,181	$2,648

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$77,953	$75,965
Due to related parties (Note 6 and 9)	100,086	438,654
	178,039	514,619

COMMITMENTS (Note 8)

STOCKHOLDERS' EQUITY (DEFICIENCY)

COMMON STOCK (Note 7) - Authorized
100,000,000 shares; no par value; issued and outstanding:
2005 - 53,977,244; 2004 - 32,477,244	1,897,454	1,187,454

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	(1,995,946)	(1,623,417)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(78,366)	(76,008)
	(176,858)	(511,971)

	$1,181	$2,648

NATURE OF BUSINESS AND GOING CONCERN (Note 1)

SUBSEQUENT EVENTS (Note 12)

See accompanying notes to the financial statements.
	/s/ Jai Woo Lee	/s/ Hye Kyung Kim
Approved by the Board	Director	Director

United Traffic System Inc.
( An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Revised - Note 13)
(Expressed in U.S. Dollars)

				Cumulative
				from
				inception on
				October 23,
	Year ended	Year ended	Year ended	2002 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005

EXPENSES
Professional fees	10,317	27,131	17,402	58,034

LOSS FROM CONTINUING OPERATIONS	(10,317)	(27,131)	(17,402)	(58,034)
LOSS FROM DISCONTINUED OPERATIONS	(362,212)	(1,322,078)	(230,963)	(1,937,912)

NET LOSS FOR THE PERIOD	(372,529)	(1,349,209)	(248,365)	(1,995,946)
OTHER COMPREHENSIVE LOSS
Foreign currency translation	(2,358)	(53,445)	(22,683)	(78,366)
COMPREHENSIVE LOSS	$(374,887)	$(1,402,654)	$(271,048)	$(2,074,312)

LOSS PER COMMON SHARE
Continuing operations	$(0.00)	$(0.00)	$(0.00)
Discontinued operations	(0.01)	(0.06)	(0.02)
	$(0.01)	$(0.06)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	41,622,449	21,642,757	15,195,194

See accompanying notes to the financial statements.

United Traffic System Inc.
( An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Revised - Note 13)
(Expressed in U.S. Dollars)

				Deficit	Accumulated
				Accumulated	other
			Common	during the	comprehensive
	Common stock		stock to be	exploration	income
	Shares	Amount	returned	stage	(loss)	Total

Inception, October 23, 2002	-	$-	$-	$-	$-	$-
Common shares issued for cash	15,000,000	9,508	-	-	-	9,508
Foreign currency translation	-	-	-	-	120	120
Net loss for the period	-	-	-	(25,843)	-	(25,843)

Balance at December 31, 2002	15,000,000	9,508	-	(25,843)	120	(16,215)
Common stock issued for property, plant and equipment	3,704,093	1	-	-	-	1
Common stock issued for equipment rental	107,692	1	-	-	-	1
Common stock issued for consulting services	461,539	1	-	-	-	1
Common stock issued for license (Note 5 (b))	2,000,000	1	(1)	-	-	-
Foreign currency translation		-	-	-	(22,683)	(22,683)
Net loss for the year		-	-	(248,365)	-	(248,365)

Balance at December 31, 2003	21,273,324	9,512	(1)	(274,208)	(22,563)	(287,260)
Common stock cancelled	(6,000,000)	(3,803)	1	-	-	(3,803)
Settlement of debt	1,592,134	256,160	-	-	-	256,160
Purchase of equipment	966,786	1	-	-	-	1
Issued for services	3,000,000	840,000	-	-	-	840,000
Held for cancellation	10,000,000	-	-	-	-	-
Issued for services	125,000	20,000	-	-	-	20,000
Settlement of debt	320,000	26,560	-	-	-	26,560
Issued for cash	1,200,000	39,024	-	-	-	39,024
Foreign currency translation	-	-	-	-	(53,445)	(53,445)
Net loss for the year	-	-	-	(1,349,209)	-	(1,349,209)

Balance at December 31, 2004	32,477,244	1,187,454	-	(1,623,417)	(76,008)	(511,971)
Settlement of debt	17,500,000	610,000	-	-	-	610,000
Issued for cash	4,000,000	100,000	-	-	-	100,000
Foreign currency translation	-	-	-	-	(2,358)	(2,358)
Net loss for the year	-	-	-	(372,529)	-	(372,529)

Balance at December 31, 2005	53,977,244	$1,897,454	$-	$(1,995,946)	$(78,366)	$(176,858)

See accompanying notes to the financial statements.

United Traffic System Inc.
( An Exploration Stage Company)
STATEMENTS OF CASH FLOW
(Revised - Note 13)
(Expressed in U.S. dollars)

				Cumulative
				from
				inception on
				October 23,
	Year ended	Year ended	Year ended	2002 to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(372,529)	$(1,349,209)	$(248,365)	$(1,995,946)
Less: Discontinued operations	362,212	1,322,078	230,963	1,937,912
Adjustments to reconcile net cash provided by operating activities

(Increase) decrease in amounts receivable	(752)	9,755	(9,755)	(752)
Increase (decrease) in accounts payable and accrued liabilities	1,988	(44,073)	94,458	77,953
Cash used in discontinued operations	(188,540)	(393,749)	(218,587)	(823,535)

	(197,621)	(455,198)	(151,286)	(804,368)
CASH FLOW FROM INVESTING ACTIVITIES

Cash used in discontinued operations	-	-	(37,839)	(63,419)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock for cash	100,000	39,024	-	148,532
Due to related party	100,086	455,994	204,712	794,182
Advances (repayment) of note payable	-	(718)	(16,734)	(718)
	200,086	494,300	187,978	941,996

INCREASE (DECREASE) IN CASH DURING THE PERIOD	2,465	39,102	(1,147)	74,209

EFFECT OF FOREIGN CURRENCY TRANSLATION	(2,358)	(44,163)	(27,379)	(73,780)

CASH, beginning of period	322	5,383	33,909	-

CASH, end of period	$429	$322	$5,383	$429

See Notes 11
See accompanying notes to the financial statements.

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS AND GOING CONCERN

United Traffic System Inc. (the "Company" ) was originally incorporated on October 23, 2002, under the laws of British Columbia, Canada with the name Penn BioTech Inc. On January 13 2005, the Company changed its name from Penn Biotech Inc. to its present name, United Traffic System Inc.

As of December 31, 2005 the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7") and is in the exploration stage .

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

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
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

In December 2004 the FASB issued SFAS 123R "Share-based Payments", effective for fiscal years beginning after June 15, 2005. SFAS 123R requires a fair value method of accounting for all stock-based compensation and other share-based payments. The Company will adopt SFAS 123R upon its effective date. The adoption of this new pronouncement is not expected to have a material effect on the Company's financial position or results of operations.

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

3. AMOUNTS RECEIVABLE

	2005	2004

Recoverable Canadian federal excise tax	$752	$-
	$752	$-

  PROPERTY, PLANT AND EQUIPMENT
	2005			2004
	Cost	Impairment and	Net	Cost	Impairment and	Net
		Accumulated			Accumulated
		depreciation			depreciation
Laboratory equipment	$-	$	$-	$5,763	$5,763	$-
Laboratory leaseholds	-		-	29,992	29,992	-
Office furniture	3,128	3,128	-	3,128	802	2,326
	$3,128	$3,128	$-	$38,883	$36,557	$2,326

  By 2005, the Company terminated its office and discarded the furniture. All discarded furniture were charged to earnings upon disposal.

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

  LICENSES
	2005	2004
License agreement - Seed potato production	$-	$33,495
Less: Accumulated amortization	-	(6,699)
Impairment	-	(26,796)
	$-	$-

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

6. DUE TO RELATED PARTIES

	2005	2004

Due to Penn Capital Canada Ltd. (a)	$-	$438,654
Due to director (b)	100,086	-
Outstanding at ending of year	$100,086	$438,654

a) Penn Capital Canada Ltd., a corporation controlled by a director, received common shares valued at $ 610,000 to settle an amount due during the 2005 fiscal year. The difference between the fair value of the common shares issued of $ 610,000 and the amount due of $ 438,654, $ 171,346, was charged to consulting expense in 2005. (See note 7(d), 9 and 11).

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
  2,000,000 common shares for the purchase of a license.

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

c) During the year ended December 31, 2004 the Company:

  cancelled 6,000,000 common shares which were returned to treasury for no consideration resulting in a reduction of common stock of $3,802;
  issued 1,592,134 common shares at $ 0.15 per share to settle an amount due to Penn Capital Canada Ltd.
  issued 966,786 common shares to purchase laboratory equipment discussed in Note 8 for $1.
  issued 3,125,000 common shares for services valued at $860,000 issued 10,000,000 common shares pursuant to a financing arrangement which was subsequently cancelled for non performance. Subsequent to December 31, 2004 the Company cancelled the 10,000,000 shares of common stock previously issued and held for cancellation.
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

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, a director provided management service to the Company valued at $ 100,000 and advanced the Company $86.

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

9. RELATED PARTY TRANSACTIONS (continued)

Included in accounts payable and accrued liabilities at December 31, 2005 is $Nil (2004: $ Nil - 2003: $ 16,560) due to a corporation controlled by a director.

During the year ended December 31, 2005 the Company paid rent of $Nil (2004: $ 36,613 - 2003: $ 13,035) to a corporation controlled by a director.

During the year ended December 31, 2005, a company controlled by a director of the Company advanced the Company $nil (2004: $455,994 - 2003: $204,712). In 2005 and 2004, the Company issued 17,500,000 shares of common stock in settlement of $438,654 and 1,592,134 shares of common stock in settlement of $256,160, respectively. (See Note 6).

In 2004, a former director of the Company was issued 700,000 shares of common stock for past services valued at $196,000.

In 2005, a former director of the Company was paid $ 50,000 for consulting services .

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

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company conducted non-cash transactions as follows:
	2005	2004	2003
Investing activities:
Purchase of property, plant and equipment	$-	$(1)	$(1)
Financial activities:
Common stock issued to acquire property, plant and equipment	-	1	1
Common stock issued for debt settlement	-	278,918	-
Related party advances paid by common stock issued	(438,654)	(256,160)	-
Common stock cancelled	-	(3,803)	-
	$(438,654)	$18,955	$-

The Company has paid no interest or income taxes.

12. SUBSEQUENT EVENTS

  In January 2006, the Company issued 10,750,000 shares of common stock to settle $7,500 in debt owing to two consultants and $100,000 to a director.
  In March 2006, the Company cancelled 10,000,000 common shares previously issued for an unsuccessful financing arrangement. (Note 7c).

13. REVISION OF 2005 FINANCIAL STATEMENTS

Subsequent to the completion and issuance by the Company of its December 31, 2005 financial statements, the Company re-assessed the determination of whether its seed potato and traffic control system businesses represented components, and whether the results of operations for 2005 and prior years should have been presented as discontinued operations. The Company has determined that these businesses were components, and has therefore revised the presentation of the results of operations and cash flows relating to these components. The statements of operations and comprehensive loss and cash flow have been revised accordingly. The revenue and loss from each component for 2005, 2004 and for the cumulative period from inception on October 23, 2002 to December 31, 2005 are as follows:

	2005			2004			Cumulative from inception on October 23, 2002 to December 31, 2005
	Seed Potato Business	Traffic Control Business	Total	Seed Potato Business	Traffic Control Business	Total	Seed Potato Business	Traffic Control Business	Total

Revenue	-	-	-	4,957	-	4,957	4,957	-	4,957
Pre-tax loss	(289,770)	(72,442)	(362,312)	(1,097,815)	(229,220)	(1,327,035)	(1,641,207)	(301,662)	(1,942,869)
	(289,770)	(72,442)	(362,312)	(1,092,858)	(229,220)	(1,327,078)	(1,636,250)	(301,662)	(1,937,912)

United Traffic System Inc.
( An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Revised - Note 13)
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

13. REVISION OF 2005 FINANCIAL STATEMENTS (continued)

In addition, the Company has clarified disclosures relating to the settlement of debt for common stock. A debt of $438,654 was settled for common stock having an estimated fair value of $ 610,000 during the 2005 fiscal year. The difference of $171,346 was charges to expenses in 2005. The Company has revised its disclosures in Notes 6 and 9 to clarify the disclosure relating to this transaction.

ITEM 19. EXHIBITS

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1	Notice of Articles
1.2	Transition Notice
1.3	Articles
1.4	Articles of Amendment
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

    /s/ Jai Woo Lee

Jai Woo Lee, President, CEO, CFO & Director

October 3, 2007

    /s/ Hye Kyung Kim

Hye Kyung Kim, Secretary & Director

October 3, 2007