Form 20-F/A
period 2006-12-31
United Traffic System Inc
filed 2007-10-04
CIK 1212787

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

  STATEMENT OF OPERATIONS (in U.S. dollars) - Select information

	Fiscal Year Ended December 31
	2006	2005	2004	2003	2002

Operating expenses
General and administration	$136,089	$10,317	$27,131	$17,402	$3,184

Income (Loss) from continuing operations	(136,089)	(10,317)	(27,131)	(17,402)	(3,184)
Loss from discontinued operations	-	(362,212)	(1,322,078)	(230,963)	(22,659)

Net income (loss) for period	(136,089)	(372,529)	(1,349,209)	(248,365)	(25,843)
Other comprehensive loss	(68)	(2,358)	(53,445)	(22,563)	120
Comprehensive loss	$(136,157)	$(374,887)	$(1,402,654)	$(271,048)	$(25,723)

Weighted average number of common shares	55,607,381	41,622,449	21,642,757	15,195,194	217,391

Basic and diluted loss per common shares
Continued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Discontinued operations	-	(0.01)	(0.06)	(0.02)	(0.11)
	$(0.00)	$(0.01)	$(0.06)	$(0.02)	$(0.12)

  BALANCE SHEETS (in U.S. dollars)

	Fiscal Year Ended December 31
	2006	2005	2004	2003	2002

Cash and cash equivalents	$210	$429	$322	$5,383		$33,909
Accounts receivable	-	752	-	9,755		-
Prepaid expenses	1,000	-	-	-		-
Total current assets	1,210	1,181	322	15,138		33,909

Property, plant and equipment - net	-	-	2,326	27,636
Licenses	-	-	-	28,823
Total assets	$1,210	$1,181	$2,648	$71,597	$

Accounts payable and accrued liabilities	74,324	77,953	75,965	120,037		25,580
Due to related parties	132,401	100,086	438,654	238,820		50,124
Shareholders deficiency	(205,515)	(176,858)	(511,971)	(287,260)		(25,843)
	$1,210	$1,181	$2,648	$71,597		$59,489

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

  Risk Factors

  THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK. BEFORE MAKING A DECISION CONCERNING THE PURCHASE OF OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS ANNUAL REPORT WHEN YOU EVALUATE OUR BUSINESS. THE POTENTIAL SUCCESS OF OUR BUSINESS MODEL MUST BE CONSIDERED IN LIGHT OF OUR STATUS AS AN EXPLORATION STAGE COMPANY.

  Business Risks:

  Risks Associated with Our Company.

  We have recently shifted the business focus of our company from Seed Potato production and Traffic Control Systems to mineral exploration, based in the Peoples Republic of China. We have no operating history which makes it difficult to evaluate the investment merits of our Company. At the time of filing this document, we have no mineral concessions under license.

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

  In order for the company to continue its proposed acquisition and exploration program, we need to obtain additional financing. As of December 31, 2006, we had cash in the amount of $nil. We currently do not have a any mineral concessions under license and we have no operations or income. Our business plan calls for incurring additional expenses in connection with the mapping program of several identified potential mineral concessions in China, and to conduct due diligence on the ones that the company proposes to acquire. If our exploration programs are successful in discovering ore of commercial tonnage and grade, we will require additional funds in order to place the mine into commercial production. We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market price for base and precious metals and the cost of exploring for these minerals. These factors may make the timing, amount, terms and conditions of additional financing unavailable to us.

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

UTS obtained an exclusive right to use patented biotechnology, Mass Production of Seed Potatoes (Potato Microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). UTS was a developmen stage company with no significant revenue.

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

A. Operating Results

Year comparison between 2006 and 2005.

The Company's net loss for the period decreased to $136,157 in 2006 from a loss of $374,887 in 2005. The decrease reflects limited operation in 2006 as the seed potato and traffic control businesses were discontinued in the third quarter of 2005 and the Company has started the mineral exploration activities in PRC in 2006 but still have not secured any mineral claims at the end of 2006. The costs incurred were mainly for the maintenance of the reporting status of the Company.

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

The ability of the Company to acquire, lease and explore potential mining exploration projects and to continue as a going concern depends on the Company's ability to acquire additional funding. The Company has limited cash on hand and no commitments from management or any other third party to fund its operations. See Item 5.B - Liquidity and Capital Resources and Item 5.C- Preliminary Mining Costs. If we are unable to arrange suitable funding we will cease to operate.

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
  Included in due to related parties at December 31, 2006 is $100,000 (2005: $100,000) due to a director for his management services provided to the Company.

  Included in accounts payable and accrued liabilities at December 31, 2006 is $22,392 (2005: $86) due to a director for expenses advanced on behalf of the Company
  During the year ended December 31, 2006, the Company paid rent of $nil (2005: $nil, 2004: $36,613) to a corporation controlled by a director.
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

UNITED TRAFFIC SYSTEM INC.
(A n Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
31 December 2006

SmytheRatcliffe
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF UNITED TRAFFIC SYSTEM INC.
(A n Exploration Stage Company)

We have audited the balance sheet s of United Traffic System Inc. (An Exploration Stage Company) as at December 31, 2006 and 2005 and the related statements of operations and comprehensive loss, stockholders' deficiency and cash flows for each of the three years ended December 31, 2006, 2005 and 2004 and the cumulative totals for the exploration stage operations from October 23, 2002 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit s in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years ended December 31, 2006, 2005 and 2004 and the cumulative totals for the exploration stage operations from October 23, 2002 (inception) through December 31, 2006 in accordance with accounting principles generally accepted in the United States.

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

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, British Columbia

August 2, 2007

Suite 700, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Phone: 604.687.1231 Fax: 604.688.4675 Web: SmytheRatcliffe.com	A member of PKF International

UNITED TRAFFIC SYSTEM INC. (Formerly Penn Biotech Inc.) (A n Exploration Stage Company) BALANCE SHEETS December 31, 2006 and 2005

(Expressed in U.S. Dollars)	2006	2005

ASSETS

CURRENT ASSETS
Cash	$210	$429
Amounts receivable (Note 3)	-	752
Prepaid expenses	1,000	-
	$1,210	$1,181

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	74,324	77,953
Due to related parties (Note 6)	132,401	100,086
	206,725	178,039

STOCKHOLDERS' DEFICIENCY

COMMON STOCK (Note 4) - Authorized:
100,000,000 shares; no par value; issued and outstanding:
2006- 54,727,244; 2005 - 53,977,244	2,004,954	1,897,454

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	(2,132,035)	(1,995,946)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(78,434)	(78,366)
	(205,515)	(176,858)

	$1,210	$1,181

NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS (Note 1)
(See accompanying notes to the financial statements)

UNITED TRAFFIC SYSTEM INC.
(Formerly Penn Biotech Inc.)
(A n Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
for the years ended December 31, 2006, 2005 and 2004
and from inception (October 23, 2002) to December 31, 2006

(Expressed in U.S. Dollars)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Cumulative from inception on October 23, 2002 to December 31, 2006

EXPENSES
Consulting	$110,581	$-	$-	$110,581
Foreign exchange loss (gain)	(1,025)	-	-	(1,025)
Office	3,895	-	-	3,895
Professional fees	22,547	10,317	27,131	80,581
Travel and entertainment	91	-	-	91
	136,089	10,317	27,131	194,123

LOSS FROM CONTINUING OPERATIONS	(136,089)	(10,317)	(27,131)	(194,123)

LOSS FROM DISCONTINUED OPERATIONS	-	(362,212)	(1,322,078)	(1,937,912)

NET LOSS FOR THE PERIOD	(136,089)	(372,529)	(1,349,209)	(2,132,035)

OTHER COMPREHENSIVE LOSS
Foreign currency translation	(68)	(2,358)	(53,445)	(78,434)
COMPREHENSIVE LOSS	$(136,157)	$(374,887)	$(1,402,654)	$(2,210,469)

LOSS PER COMMON SHARE
Continuing operations	$0.00	$(0.00)	$(0.00)
Discontinued operations	-	(0.01)	(0.06)
	$0.00	$(0.01)	$(0.06)

BASIC AND DILUTED - WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	56,427,244	41,622,449	21,642,757

(See accompanying notes to the financial statements)

UNITED TRAFFIC SYSTEM INC. (Formerly Penn Biotech Inc.) (A n Exploration Stage Company) STATEMENT OF STOCKHOLDERS' DEFICIENCY from inception (October 23, 2002) to December 31, 2006

(Expressed in U.S. Dollars)	Common Stock Shares	Amount	Common stock to be returned	Deficit accumulated during exploration stage	Accumulated other comprehensive income	Total

Inception, October 23, 2002	-	$-	$-	$-	$-	$-
Common shares issued for cash	15,000,000	9,508	-	-	-	9,508
Foreign currency translation	-	-	-	-	120	120
Net loss for the period	-	-	-	(25,843)	-	(25,843)

Balance at December 31, 2002	15,000,000	9,508	-	(25,843)	120	(16,215)
Common stock issued for property, plant and equipment	3,704,093	1	-	-	-	1
Common stock issued for equipment rental	107,692	1	-	-	-	1
Common stock issued for consulting services	461,539	1	-	-	-	1
Common stock issued for license	2,000,000	1	(1)	-	-	-
Foreign currency translation	-	-	-	-	(22,683)	(22,683)
Net loss for the year	-	-	-	(248,365)	-	(248,365)

Balance at December 31, 2003	21,273,324	9,512	(1)	(274,208)	(22,563)	(287,260)
Common stock cancelled	(6,000,000)	(3,803)	1	-	-	(3,802)
Settlement of debt	1,592,134	256,160	-	-	-	256,160
Purchase of equipment	966,786	1	-	-	-	1
Issued for services	3,000,000	840,000	-	-	-	840,000
Held for cancellation	10,000,000	-	-	-	-	-
Issued for services	125,000	20,000	-	-	-	20,000
Settlement of debt	320,000	26,560	-	-	-	26,560
Issued for cash	1,200,000	39,024	-	-	-	39,024
Foreign currency translation	-	-	-	-	(53,445)	(53,445)
Net loss for the year	-	-	-	(1,349,209)	-	(1,349,209)

Balance at December 31, 2004	32,477,244	1,187,454	-	(1,623,417)	(76,008)	(511,971)
Settlement of debt	17,500,000	610,000	-	-	-	610,000
Issued for cash	4,000,000	100,000	-	-	-	100,000
Foreign currency translation	-	-	-	-	(2,358)	(2,358)
Net loss for the year	-	-	-	(372,529)	-	(372,529)

Balance at December 31, 2005	53,977,244	1,897,454	-	(1,995,946)	(78,366)	(176,858)
Settlement of debt	10,750,000	107,500	-	-	-	107,500
Common stock cancelled	(10,000,000)	-	-	-	-	-
Foreign currency translation	-	-	-	-	(68)	(68)
Net loss for the year	-	-	-	(136,089)	-	(136,089)

Balance at December 31, 2006	54,727,244	$2,004,954	$-	$(2,132,035)	$(78,434)	$(205,515)

(See accompanying notes to the financial statements)

UNITED TRAFFIC SYSTEM INC.
(Formerly Penn Biotech Inc.)
(A n Exploration Stage Company)

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004
and from inception (October 23, 2002) to December 31, 2006

(Expressed in U.S. Dollars)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Cumulative from inception on October 23, 2002 to December 31, 2006

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(136,089)	$(372,529)	$(1,349,209)	$(2,132,035)
Item not involving cash: Consulting	100,000	-	-	100,000
Less: loss from discontinued operations	-	362,212	1,322,078	1,937,912
Adjustments to reconcile net cash provided by operating activities:
(Increase) decrease in amounts receivable	752	(752)	9,755	-
Increase (decrease) in accounts payable and accrued liabilities	3,871	1,988	(44,073)	81,824
(Increase) decrease in prepaid expenses	(1,000)	-	-	(1,000)
Cash used for discontinued operations	-	(188,540)	(393,749)	(823,535)
Total Cash Used for Operating Activities	(32,466)	(197,621)	(455,198)	(836,834)

CASH FLOW FROM INVESTING ACTIVITIES
Cash used for discontinued operations	-	-	-	(63,419)
Total Cash Used for Investing Activities	-	-	-	(63,419)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock for cash	-	100,000	39,024	148,532
Advances from related parties	32,315	100,086	455,994	826,497
Advance (repayment) of note payable	-	-	(718)	(718)
Total Cash Provided by Financing Activities	32,315	200,086	494,300	974,311

INCREASE (DECREASE) IN CASH DURING THE PERIOD	(151)	2,465	39,102	74,058

EFFECT OF FOREIGN CURRENCY TRANSLATION	(68)	(2,358)	(44,163)	(73,848)

CASH, beginning of year	429	322	5,383	-

CASH, end of year	$210	$429	$322	$210

Supplement cash flow information:

Non-cash Investing and Financing Activities:

Investing activities:
Purchase of property, plant and equipment	$-	$-	$(1)	$(2)

Financial activities:
Common stock issued to acquire property, plant and equipment	-	-	1	2
Common stock issue for debt settlement	7,500	-	282,720	290,220
Related party advances paid by common stock issued	100,000	(438,654)	256,160	966,160
Common stock issued for services	-	-	860,000	860,000
Common stock cancelled	-	-	(3,803)	(3,803)

(See accompanying notes to the financial statements)

United Traffic System Inc.
(A n Exploration Stage Company)
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

The Company obtained an exclusive right to use patented biotechnology, Mass Production of Seed Potatoes ("Potato Microtubers") under a license agreement with the Korea Research Institute of Bioscience and Biotechnology ("KRIBB") . The Company developed its tissue culture at a laboratory leased from Olds College Centre for Innovation ("OCCI") , Alberta, Canada. In November 2004, the Company terminated its lease with OCCI and relocated its seed potato operations to Yanji in Jilin Province and to Wuxi in Yunnan Province, both in The People's Republic of China ("PRC"). The potato business was discontinued in PRC during the 3rd quarter of 2005 due to a lack of funding and also a downshift in the demand for seed potatoes. The plant is no longer in existence.

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

In the Statements of Operations, the operation results of seed potato and traffic control business in 2005 and 2004 were reclassified as discontinued operations. The revenue and pre-tax loss of the seed potato and traffic control business are summarized as follows:

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

As of December 31, 2006 the Company is considered a n exploration stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7").

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

United Traffic System Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS (Continued)

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

United Traffic System Inc.
(An Exploration Stage Company)
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

United Traffic System Inc.
(An Exploration Stage Company)
Notes to the Financial Statements
Years ended December 31, 2006, 2005 and 2004
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Currency Risk (Continued)

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

United Traffic System Inc.
(An Exploration Stage Company)
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
(A n Exploration Stage Company)
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

Included in due to related parties at December 31, 2006 is $100,000 (2005: $100,000) due to a director for his management services provided to the Company.

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

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

	2006	2005

Tax loss carry-forwards	$450,000	$437,600
Valuation allowance	(450,000)	(437,600)

	$0	$0

	2006	2005	2004

Income tax benefit computed at statutory rates	$46,270	$126,570	$472,223
Non-deductible expenses	(34,000)	(95,443)	(120,837)
Unrecognized tax losses	(12,270)	(31,127)	(351,386)

	$0	$0	$0

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1	Notice of Articles
1.2	Transition Notice
1.3	Articles
1.4	Articles of Amendment
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UNITED TRAFFIC SYSTEM, INC.

/s/ Jai Woo Lee
Jai Woo Lee, President, CEO, CFO & Director

October 3, 2007

/s/ Hye Kyung Kim
Hye Kyung Kim, Secretary & Director

October 3, 2007