Form 20-F
CORPUS RESOURCES CORP
filed 2008-07-11
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended__December 31, 2007_____________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ________________ to ______________________

Commission file number	333-102931

CORPUS RESOURCES CORPORATION
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock
as of the close of the period covered by the annual report.		5,472,724

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
	Yes		No	X
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

iii

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A.    Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information

	Fiscal Year Ended December 31
	2007	2006	2005	2004	2003

Operating expenses
General and administration	$93,158	$136,089	$10,317	$27,131	$17,402

Income (Loss) from continuing operations	(93,158)	(136,089)	(10,317)	(27,131)	(17,402)
Loss from discontinued operations	-	-	(362,212)	(1,322,078)	(230,963)

Net income (loss) for period	(93,158)	(136,089)	(372,529)	(1,349,209)	(248,365)
Other comprehensive loss	(24,451)	(68)	(2,358)	(53,445)	(22,563)
Comprehensive loss	$(117,609)	$(136,157)	$(374,887)	$(1,402,654)	$(271,048)

Weighted average number of common shares	5,472,724	5,642,725	4,162,245	2,164,276	1,519,519

Basic and diluted loss per common shares
Continued operations	$(0.02)	$(0.02)	$(0.00)	$(0.04)	$(0.03)
Discontinued operations	-	-	(0.08)	(0.61)	(0.15)
	$(0.02)	$(0.02)	$(0.08)	$(0.65)	$(0.18)

BALANCE SHEETS (in U.S. dollars)

	Fiscal Year Ended December 31
	2007	2006	2005	2004	2003

Cash and cash equivalents	$12,027	$210	$429	$322	$5,383
Accounts receivable	2,969	-	752	-	9,755
Prepaid expenses	1,000	1,000	-	-	-
Total current assets	15,996	1,210	1,181	322	15,138

Property, plant and equipment - net	-	-	-	2,326	27,636
Licenses	-	-	-	-	28,823
Total assets	$15,996	$1,210	$1,181	$2,648	$71,597

Accounts payable and accrued liabilities	149,329	74,324	77,953	75,965	120,037
Due to related parties	180,264	132,401	100,086	438,654	238,820
Shareholders deficiency	(313,597)	(205,515)	(176,858)	(511,971)	(287,260)
	$15,996	$1,210	$1,181	$2,648	$71,597

Corpus Resources Corporation ("CORPUS" or the "Company") records its transactions in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and received in respect of cash dividends or other distributions paid in Cdn dollars by us. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On June 17, 2008 the noon buying rate was Cdn$0.9832 to US$1.00.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)
Period	Average(1)
2003	$1.3916
2004	$1.2752
2005	$1.2116
2006	$1.1341
2007	$1.0748

Note: (1) the average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)
Period	Low	High
Month ended December 31, 2007	$0.9924	$1.00010
Month ended January 31, 2008	$0.9853	$0.9940
Month ended February 29, 2008	$0.9965	$1.0048
Month ended March 31, 2008	$0.9936	$1.0036
Month ended April 30, 2008	$0.9824	$0.9904
Month ended May 31, 2008	$0.9967	$1.0040

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

Business Risks:

Risks Associated with Our Company.

The Company is investigating the feasibility of acquiring interest in resource properties.

We have no operating history which makes it difficult to evaluate the investment merits of our Company. At the time of filing this document, we have no mineral concessions under license.

If we do not obtain additional financing, our business will fail because we will be unable to fund our planned acquisition of and exploration of resource properties.

In order for the Company to continue its proposed acquisition and exploration program, we need to obtain additional financing. As of December 31, 2007, we had cash in the amount of $12,027. We currently do not have any mineral concessions under license and we have no operations or income.

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

The business management of our Company is presently under the direction of Mr. Jai Woo Lee. Mr. Lee is not a qualified geologist nor is he experienced in the mining business. As Mr. Lee is not a qualified geologist and the Company does not have a qualified geologist on the board of directors or holding a management position, these factors may have serious impact on raising funds for continuing the business. We will need to rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of management's inexperience, we face a greater risk of being unable to achieve profitability or complete our business plan.

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

We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our business activities. Investors also must evaluate an investment in CORPUS solely on the basis of anticipated capital gains.

Limited liability of our executive officers and directors may discourage shareholders from bringing a lawsuit against them.

Our Memorandum and Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in CORPUS may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

Corpus Resources Corporation ("CORPUS" or the "Company") was originally incorporated on October 23, 2002, under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. and on November 30, 2007 changed its name to its present name Corpus Resources Corporation and consolidated its outstanding common shares on a 10 to 1 basis. At December 31, 2007, the outstanding common shares after consolidation was 5,472,724.

Our head office is located at 300 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 Canada. Our telephone number is (604) 681-8080.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2004 CORPUS obtained an exclusive right to use patented biotechnology, Mass Production of Seed Potatoes (Potato Microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). CORPUS was a development stage company with no significant revenue.

In 2004 CORPUS developed its tissue culture at a laboratory leased from Olds College Centre for Innovation (OCCI), Alberta, Canada. In November 2004, CORPUS terminated its lease with OCCI and relocated its seed potato operations to Yanji in Jilin Province and to Wuxi in Yunnan Province, both in The People's Republic of China (PRC).

The potato business was discontinued in PRC during the 3rd quarter of 2005 due to a lack of funding and also a down-shift in the demand for seed potatoes. The plant is no longer in existence.

On December 22, 2003, the Company agreed to acquire the exclusive license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license provided the Company with the exclusive right to use the technology for the duration of the patent and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the contract. After renewed negotiations, CORPUS re-entered its agreement with Traffic-Its Co., Ltd. in 2004. In 2005, it was considered unfeasible to continue operations and the project was discontinued during the 3rd quarter of 2005.

During the last quarter of 2005, the Company made sure that all previous business activities were concluded with no pending issues.

B.  Business Overview

Background

The Company is currently seeking opportunities to acquire mineral exploration properties that, in the opinion of our consulting geologists, offer attractive mineral exploration opportunities.

In 2007, management of the Company reviewed a number of mineral concession opportunities in the People's Republic of China. Ultimately, these opportunities were deemed unsuitable for the Company at this time.

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

Geological and Technical Staff

We are unable to name the geologists and engineers who will be performing work for CORPUS because they have not been retained. At the right time, we will hire from the available pool of geologists, both western trained and Asian trained, depending on the time of the year and availability of experience. Presently, there are no agreements or understandings to hire such geologists or engineers.

Government Regulation

Our mineral exploration program will comply with all relevant laws for mining and exploration.

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

A. Operating Results

Year comparison between 2007 and 2006.

The Company's net loss for the period decreased to $93,158 in 2007 from a loss of $136,089 in 2006. The decrease reflects the limited operation in 2007. The Company is continuing to explore the acquisition of and exploration of resources properties and has still not secured any mineral claims at the end of 2007. The costs incurred were mainly for the maintenance of the reporting status of the Company.

B. Liquidity and Capital Resources

Our initial sources of liquidity are expected to be related party loans and equity financing. CORPUS has cash on hand as at December 31, 2007 $12,027 (2006 - $210). We will require additional funding in order to explore potential mining exploration projects.

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

We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we have expended minimal amounts on the research of potential mineral properties. We do not have any patents or licenses.

D. Trend Information

We are not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition.

 E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

F. Tabular Disclosure of Contractual Obligations

In the year ended December 31, 2007, the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Corpus Resources Corporation:

Name of Officer	Age	Office
Jai Woo Lee	56	President, Chief Executive Officer and Director
Hye Kyung Lee*	50	Secretary and Director

* Ms. Lee changed her last name in 2007 from Kim to Lee.

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

Hye Kyung Lee, Director and Secretary: Hye Kyung Lee has extensive experience as a bank manager at United Overseas Bank in Seoul, Korea for 8 years and at a credit union in Toronto, Canada for 3 years.

Family Relationships

Jai Woo Lee and Hye Kyung Lee, the Company's directors and officers, are husband and wife.

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

B. Compensation

Executive Compensation

No executive compensation was paid in the current year.

In 2005, a former director of the Company; Craig Auringer, was paid $50,000 for consulting service. In addition, a director, Mr. Jai Woo Lee received $100,000 for his services.

In 2006, the Company settled the loan from Jai Woo Lee of $100,000 by issuance of 1,000,000 common shares (preconsolidation 10,000,000) in 2006.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2007 and 2006 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2007, 2006 or 2005

Compensation of Directors

No compensation was paid to directors in the current year.

During the years of 2005 and 2006, Mr. Jai Woo Lee provided management service to the Company valued at $100,000 per year. Subsequent to December 31, 2005, the Company issued 1,000,000 common shares (preconsolidation 10,000,000) to settle $100,000 in debt owing to Mr. Jai Woo Lee.

Stock Option Plan

Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees.

The Company currently does not have a stock option plan.

C. Board Practices

General

The board of directors has the ultimate responsibility for the administration of the affairs of CORPUS. Our Articles, as currently in effect, provides for a board of directors of not less than three directors and not more than ten directors. Under our Articles, all directors serve a three-year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve the Company in the future with an additional director with mining experience to join the Board shortly. The directors are elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one third of all issued and outstanding shares having voting rights.

Currently and from June 2006, no one has served or serves on the board as an independent director.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2007 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee(3)	1,548,322	28.29
Hye Kyung Lee(3)(4)(5)	956,213	17.47
Directors and Officers as a Group	2,504,535	45.76

Notes:
(1)	Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2007, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 5,472,724 shares of common stock issued and outstanding as of December 31, 2007 unless otherwise noted.
(3)	Mr. Jai Woo Lee and Hye Kyung Lee are husband and wife. Mr. Jai Woo Lee makes independent decisions from his wife regarding his stock holdings in the Company. Ms. Hye Kyung Lee makes independent decisions from her husband regarding her stock holdings in the Company.
(4)	Includes 156,213 common shares (preconsolidated 1,562,134) shares of the Company held by Penn Capital Canada Ltd. which is a private company controlled by Hye Kyung Lee.
(5)	Ms. Lee changed her last name in 2007 from Kim to Lee.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2007 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	1,548,322	28.29	Korea
Young Woo Han	300,000	5.48	Korea
Hye Kyung Lee	956,213	17.47	Korea
Sun Joo Choi	300,000	5.48	Korea
CDS & Co.	665,717	12.16	Canada
Notes:
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2007, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 5,472,724 common shares issued and outstanding as of December 31, 2007 unless otherwise noted.
(3)	Includes 156,213 common shares of the Company held by Penn Capital Canada Ltd. which is a private company controlled by Hye Kyung Lee.

Changes in Ownership Percentage

The following table shows changes over the last three years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2007(1)(2)	2006(1)(2)	2005(1)(2)
Jai Woo Lee	28.29%	28.29%	10.16%
Young Woo Han	5.48%	5.48%	5.56%
Hye Kyung Lee(3)(4)	17.47%(3)	17.47%(3)	14,82%

Sun Joo Choi	5.48%	5.48%	5.56%
CDS & Co.	12.16%	12.16%	12.33%
World Cup Finance Ltd.	0%	0%	5.06%
Notes:
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on in: (1) 5,472,724 (54,727,244 preconsolidation) common shares issued and outstanding as of December 31, 2007 and 2006; (2) 5,397,724 (53,977,244 preconsolidation) shares issued and outstanding as of December 31, 2005.
(3)	Includes 156,213 (1,562,134 preconsolidation) common shares of the Company held by Penn Capital Canada Ltd., is a private company controlled by Hye Kyung Lee.
(4)	Ms. Lee changed her last name in 2007 from Kim to Lee.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2007:

	Number of registered
Location	shareholders	Number of shares
Canada	42	2,854,604
United States	3	313,315
Other	15	2,304,805
Total	60	5,472,724

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which through their operation, at a subsequent date, may result in a change of the Company.

B. Related Party Transactions

During fiscal year ended December 31, 2007, the following amounts were incurred by us under related party transactions, none of which we deem material to us or the related party:

  During the year ended December 31, 2007, a director provided management services to the Company valued at $nil (2006: $100,000).
  Included in due to related parties at December 31, 2007 is $180,264 (2006: $132,401) due to directors and a company with a common director. Imputed interests of $9,527 have been included in interest expense and additional paid-in capital using an interest rate of prime plus 2%.
  Included in accounts payable and accrued liabilities at December 31, 2007 is $10,330 (2006: $10,300) due to a shareholder for expenses incurred on behalf of the Company.
  During the year ended December 31, 2007, the Company paid rent of $1,515 (2006: $nil) to a corporation controlled by a director.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2007:

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

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2007 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company trade on the OTCBB under the symbol CUSRF. These shares have traded on the OTCBB since May 27, 2003. No trades in the common stock of the Company occurred on this quotation system until November 3, 2003. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Year Ended		High		Low
December 31, 2003 *	US$	1.52	US$	1.50
December 31, 2004 *	US$	0.18	US$	0.06
December 31, 2005 *	US$	0.02	US$	0.01
December 31, 2006 *	US$	0.01	US$	0.01
December 31, 2007**	US$	0.061	US$	0.015

Quarter Period Ended		High		Low
March 31, 2006*	US$	0.01	US$	0.01
June 30, 2006*	US$	0.03	US$	0.01
September 30, 2006*	US$	0.01	US$	0.01
December 31, 2006*	US$	0.01	US$	0.01
March 31, 2007*	US$	0.06	US$	0.05
June 30, 2007*	US$	0.061	US$	0.05
September 30, 2007*	US$	0.05	US$	0.02
December 31, 2007**	US$	0.03	US$	0.015
March 31, 2008**	US$	0.0006	US$	0.0001

Month Ended		High		Low
December 2007**	US$	0.025	US$	0.015
January 2008**	US$	0.0005	US$	0.0005
February 2008**	US$	0.0001	US$	0.0001
March 2008**	US$	0.0006	US$	0.0005
April 2008**	US$	0.05	US$	0.01
May 2008**	US$	0.03	US$	0.03

* before consolidation of shares

**After 10 to 1 consolidation of shares on November 30, 2007

C. Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

D. Markets

The shares of the common stock of the Company trade on the OTCBB under symbol "CUSRF". The shares of the common stock of the Company have traded on the OTCBB since May 27, 2003. However, no trades in our common shares occurred on the OTCBB market until November 3, 2003.

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

On May 27, 2003, the Company issued a total of 1,500,000 common shares (preconsolidation 15,000,000) in return for funding from various investors.  As part of this offering, Inzi Display Co., Ltd. ("Inzi") committed to purchase 6,000,000 common shares of the Company.  The Company, however, never received the requisite funds from Inzi and requested Inzi return the share certificate representing the 600,000 common shares (preconsolidation 6,000,000) for immediate return to treasury of the Company.  Inzi returned the share certificate to the Company and on February 12, 2004, the 600,000 common shares (preconsolidation 6,000,000) issued in the name of Inzi were cancelled and returned to treasury.

During the year ended December 31, 2005 the Company issued 150,000 common shares (preconsolidation 1,500,000) at $.05 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd., a company controlled by a director. The difference of $135,000 was recorded as part of non-cash consulting expenses. The Company also issued 160,000 common shares (preconsolidation16,000,000) at $0.025 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd.. The Company issued 400,000 common shares (preconsoldiation 4,000,000) for cash of $100,000.

During the year ended December 31, 2006, the Company issued 1,075,000 common shares (preconsolidation10,750,000) at $0.01 per share, which is the fair market value at the time the shares were issued, to settle $7,500 in debt owing to two consultants and $100,000 to a director.

During the year ended December 31, 2006, the Company cancelled 1,000,000 common shares (preconsolidation 10,000,000) previously issued for an unsuccessful financing arrangement. The 1,000,000 common shares (preconsolidation10,000,000) were returned to treasury.

The Company conducted a reverse stock split of its issued and outstanding common shares of the Company on a one for ten basis effective November 30, 2007. The stock split received shareholder approval at a special meeting of the stockholders held November 15, 2007. Concurrent with the stock split the Company increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value and changed its name to "Corpus Resources Corporation".

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

ITEM 11 - Quantitative and Qualitative Disclosures about Market Risk

Transaction Risk and Currency Risk Management

We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. Corpus Resources Corporation denominates its financial statements in the United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2005, 2006 and 2007 was 2.2% ,1.6% and 2.0% respectively.

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

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A. Disclosure Controls and Procedures

Based on the management's evaluation (with the participation of the Chief Executive Officer and Acting Chief Financial Officer), the Chief Executive Officer and Acting Chief Financial Officer have concluded that as of December 31, 2007, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange of 1934 (the "Exchange Act") are effective to provide reasonable assurance that the information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2007, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Given the size of our Company in terms of capital and personnel, the controls generally involve direct observations by the CFO and CEO, and the review of all financial reporting documents by the CFO. Management has concluded that our internal controls over financial reporting are effective with the following exception: due to the size of the Company it has not been possible to achieve segregation of duties. The Company believes given the limited number of transactions and inactivity of the Company this is an acceptable risk at this stage of development of the Company and management will look to hire additional staff in due course as the Company becomes more active.

C. Attestation Report of the Registered Accounting Firm

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, out internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Smythe Ratcliffe LLP, Chartered Accountants, has served as our independent public account for the fiscal year ended December 31, 2007 and December 31, 2006 for which audited financial statements appear in this annual report on Form 20-F. The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2007		2006
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)		$18,000		$11,965
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	Nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	Nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	Nil
Total fees paid or accrued to our principal accountants		$18,000		$11,854

Notes: (1)	Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during , or as a result of, the audit, or of the review of the interim financial statements.
(2)	Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements in each fiscal year reported on and that are not reported as audit fees.
(3)	Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning, This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.
(4)	All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered y the principal accountant for services other than those described under notes (1) through (3).

No audit work is performed by persons other than the independent accountant's full-time, permanent employees.

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

ITEM 17 - Financial Statements

See "Item 18 - Financial Statements."

ITEM 18 - Financial Statements

The Company's audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:

  balance sheets as at December 31, 2007 and 2006;
  the following statements for the fiscal years ended December 31, 2007 and 2006, as well as information from our inception to December 31, 2007:
    statements of operations and deficit
    statements of cash flows; and
    statements of changes in shareholders' equity.

The financial statements for the 2007 and 2006 fiscal years were audited by the Company's auditor, SmytheRatcliffe LLP, Chartered Accountants.

CORPUS RESOURCES CORPORATION

(Formerly United Traffic System Inc.)
(A Development Stage Company)

Financial Statements
December 31, 2007 and 2006
(Expressed in U.S. Dollars)

Index	Page

Auditors' Report to the Stockholders and Directors	F-1

Financial Statements

Balance Sheets	F-2

Statements of Operations and Comprehensive Loss	F-3

Statement of Stockholders' Deficiency	F-4 - F-5

Statements of Cash Flows	F-6

Notes to the Financial Statements	F7 - F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND DIRECTORS OF
CORPUS RESOURCES CORPORATION
(Formerly United Traffic System Inc.)

We have audited the balance sheets of Corpus Resources Corporation (Formerly United Traffic System Inc.) (a development stage company) as at December 31, 2007 and 2006 and the statements of operations and comprehensive loss, stockholders' deficiency and cash flows for each of the years ended December 31, 2007 and 2006 and the cumulative totals from inception on October 23, 2002 to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years ended December 31, 2007 and 2006 and the cumulative totals from inception on October 23, 2002 to December 31, 2007 in accordance with accounting principles generally accepted in the United States.

/s/ Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, British Columbia
June 6, 2008

COMMENTS BY AUDITORS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as described in note 1 to the financial statements. Our report to the stockholders and directors dated June 6, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, British Columbia
June 6, 2008

CORPUS RESOURCES CORPORATION
(Formerly United Traffic System Inc.)
(A Development Stage Company)

BALANCE SHEETS
December 31, 2007 and 2006
(Expressed in U.S. Dollars)	2007	2006

ASSETS

CURRENT ASSETS
Cash	$12,027	$210
Amounts receivable	2,969	-
Prepaid expenses	1,000	1,000

Total Current Assets and Total Assets	$15,996	$1,210

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 5)	$149,329	$74,324
Due to related parties (Note 5)	180,264	132,401

Total Current Liabilities and Total Liabilities	329,593	206,725

STOCKHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 4) - Authorized:
Unlimited common shares without par value Unlimited preferred shares without par value Issued and outstanding common shares:
2007 - 5,472,724; 2006 - 5,472,724	2,004,954	2,004,954
Additional paid-in capital	9,527	-

ACCUMULATED DEFICIT	(2,225,193)	(2,132,035)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(102,885)	(78,434)

Total Stockholders' Deficiency	(313,597)	(205,515)

Total Liabilities and Stockholders' Deficiency	$15,996	$1,210

NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS (Note 1)

Subsequent Event (Note 8)

Approved on behalf of the Board:

/s/ Jai Woo Lee
......................................................................................... President
Jai Woo Lee

/s/ Hy Kyung Lee
......................................................................................... Principal Financial Officer
Hye Kyung Lee

font-family: 'Times New Roman',serif">See notes to financial statements

CORPUS RESOURCES CORPORATION
(Formerly United Traffic System Inc.)
(A Development Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
for the years ended December 31, 2007 and 2006
and from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception on October 23, 2002 to December 31, 2007

EXPENSES
Professional fees	$75,299	$22,547	$155,880
Interest	9,527	-	9,527
Travel	6,555	91	6,646
Office	3,405	3,895	7,300
Rent	1,515	-	1,515
Consulting	1,000	110,581	111,581
Foreign exchange gain	(4,143)	(1,025)	(5,168)
	93,158	136,089	287,281

LOSS FROM CONTINUING OPERATIONS	(93,158)	(136,089)	(287,281)

LOSS FROM DISCONTINUED OPERATIONS	-	-	(1,937,912)

NET LOSS FOR THE PERIOD	(93,158)	(136,089)	(2,225,193)

OTHER COMPREHENSIVE LOSS
Foreign currency translation	(24,451)	(68)	(102,885)
COMPREHENSIVE LOSS	$(117,609)	(136,157)	$(2,328,078)
LOSS PER COMMON SHARE	$(0.02)	$(0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	5,472,724	5,642,725

style="font-size: 10.0pt; font-family: 'Times New Roman',serif">See notes to financial statements

CORPUS RESOURCES CORPORATION
(Formerly United Traffic System Inc.)
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' DEFICIENCY
from inception on October 23, 2002 to December 31, 2007
	Common Stock		Common stock to be returned	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
(Expressed in U.S. Dollars)	Shares	Amount

Inception, October 23, 2002	-	$ -	$ -	$ -	$ -	$ -	$ -
Common stock issued for cash	15,000,000	9,508	-	-	-	-	9,508
Foreign currency translation	-	-	-	-	-	120	120
Net loss for the period	-	-	-	-	(25,843)	-	(25,843)

Balance at December 31, 2002	15,000,000	9,508	-	-	(25,843)	120	(16,215)
Common stock issued for property, plant and equipment	3,704,093	1	-	-	-	-	1
Common stock issued for equipment rental	107,692	1	-	-	-	-	1
Common stock issued for consulting services	461,539	1	-	-	-	-	1
Common stock issued for license	2,000,000	1	(1)	-	-	-	-
Foreign currency translation	-	-	-	-	-	(22,683)	(22,683)
Net loss for the year	-	-	-	-	(248,365)	-	(248,365)

Balance at December 31, 2003	21,273,324	9,512	(1)	-	(274,208)	(22,563)	(287,260)
Common stock cancelled	(6,000,000)	(3,803)	1	-	-	-	(3,802)
Settlement of debt	1,592,134	256,160	-	-	-	-	256,160
Purchase of equipment	966,786	1	-	-	-	-	1
Issued for services	3,000,000	840,000	-	-	-	-	840,000
Held for cancellation	10,000,000	-	-	-	-	-	-
Issued for services	125,000	20,000	-	-	-	-	20,000
Settlement of debt	320,000	26,560	-	-	-	-	26,560
Issued for cash	1,200,000	39,024	-	-	-	-	39,024
Foreign currency translation	-	-	-	-	-	(53,445)	(53,445)
Net loss for the year	-	-	-	-	(1,349,209)	-	(1,349,209)
Balance at December 31, 2004	32,477,244	$1,187,454	$ -	$ -	$(1,623,417)	$ (76,008)	$ (511,971)

10.0pt; font-family: 'Times New Roman',serif">See notes to financial statements

CORPUS RESOURCES CORPORATION
(Formerly United Traffic System Inc.)
(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' DEFICIENCY
from inception on October 23, 2002 to December 31, 2007
	Common Stock		Common stock to be returned	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
(Expressed in U.S. Dollars)	Shares	Amount
Balance at December 31, 2004	32,477,244	$ 1,187,454	$ -	$ -	$(1,623,417)	$ (76,008)	$(511,971)
Settlement of debt	17,500,000	610,000	-	-	-	-	610,000
Issued for cash	4,000,000	100,000	-	-	-	-	100,000
Foreign currency translation	-	-	-	-	-	(2,358)	(2,358)
Net loss for the year	-	-	-	-	(372,529)	-	(372,529)

Balance at December 31, 2005	53,977,244	1,897,454	-	-	(1,995,946)	(78,366)	(176,858)
Settlement of debt	10,750,000	107,500	-	-	-	-	107,500
Common stock cancelled	(10,000,000)	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	(68)	(68)
Net loss for the year	-	-	-	-	(136,089)	-	(136,089)

Balance at December 31, 2006	54,727,244	2,004,954	-	-	(2,132,035)	(78,434)	(205,515)
Reverse split 10-1	(49,254,520)	-	-	-	-	-	-
Imputed Interest	-	-	-	9,527	-	-	9,527
Foreign currency translation	-	-	-	-	-	(24,451)	(24,451)
Net loss for the year	-	-	-	-	(93,158)	-	(93,158)

Balance, December 31, 2007	5,472,724	$ 2,004,954	$ -	$ 9,527	$(2,225,193)	$ (102,885)	$(313,597)

10.0pt; font-family: 'Times New Roman',serif">See notes to financial statements

CORPUS RESOURCES CORPORATION
(Formerly United Traffic System Inc.)
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2007 and 2006
and from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception on October 23, 2002 to December 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(93,158)	$(136,089)	$(2,225,193)
Items not involving cash:	-	-	-
Interest	9,527	-	9,527
Consulting	-	100,000	100,000
Common stock issued for consulting services	-	-	1,031,347
Foreign exchange gain	(4,143)	(1,025)	(5,168)
Less: loss from discontinued operations	-	-	1,937,912
Adjustments to reconcile net cash provided by operating activities:
(Increase) decrease in amounts receivable	(2,969)	752	(2,969)
Increase in accounts payable and accrued liabilities	61,961	3,475	143,389
Increase in prepaid expenses	-	(1,000)	(1,000)
Total Cash Provided by (Used for) Operating Activities	(28,782)	(33,887)	987,845

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of license	-	-	(25,580)
Purchase of property, plant and equipment	-	-	(37,839)
Total Cash Used for Investing Activities	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock for cash	-	-	148,532
Advances from related parties	40,565	33,669	868,416
Repayment of note payable	-	-	(718)
Total Cash Provided by Financing Activities	40,565	33,669	1,016,230

NET CASH USED IN DISCONTINUED OPERATIONS	-	-	(1,854,882)

INCREASE (DECREASE) IN CASH DURING THE PERIOD	11,783	(218)	85,774

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH HELD IN FOREIGN CURRENCY	34	(1)	(73,747)

CASH, beginning of period	210	429	-

CASH, end of period	$12,027	$210	$12,027

Supplemental Cash Flow Information (Note 7)

"font-size: 10.0pt; font-family: 'Times New Roman',serif">See notes to financial statements

Corpus Resources Corporation
 (Formerly United Traffic System Inc.)

Notes to the financial Statements
Years ended December 31, 2007 and 2006
And from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Corpus Resources Corporation (the "Company") was incorporated on October 23, 2002, under the laws of British Columbia, Canada, with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. and on November 30, 2007, to its present name, Corpus Resources Corporation.

The Company is now focused on mineral exploration and is currently looking at several possibilities. As of December 31, 2007, the Company did not own any mineral interests.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company has no revenues and incurred an operating loss since commencement of operations and requires additional funds to maintain its operations.

In view of these conditions, the ability of the Company to continue as a going-concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going-concern. Management plans to continue to seek other sources of debt and equity financing on favourable terms and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals. The Company has a working capital deficiency of $313,597 (2006: $205,515) and has an accumulated deficit of $2,225,193 (2006: $2,132,035). Additionally, the Company has generated a net loss of $93,158 (2006: $136,089) for the year ended December 31, 2007. These financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going-concern and, therefore, be unable to realize its assets and discharge its liabilities in other than the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Accounting

These financial statements are stated in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the estimates of inputed interest, accrued liabilities and the valuation allowance for deferred income tax assets. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Corpus Resources Corporation
 (Formerly United Traffic System Inc.)

Notes to the financial Statements
Years ended December 31, 2007 and 2006
And from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Foreign Currency Translation

The Company's operations and activities are conducted principally in Canada; hence the Canadian dollar is the functional currency. The Company translates financial statements into the functional currency as follows: non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. The statement of operations' accounts are translated at average rates of exchange by quarter. Gains and losses from the translation of foreign currency into the functional currency are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations.

The Company's reporting currency is the United States dollar. The Company translates its financial statements into the reporting currency as follows: assets and liabilities are translated at the rates of exchange on the balance sheet date, and revenues and expenses are translated at average rates of exchange by each quarter. The resulting translation adjustments are included as other comprehensive income.

(d) Related Party Transactions

A related party is generally defined as (i) any person and their immediate families; that holds 10% or more of the Company's securities (ii) the Company's management; (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company; or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(e) Earnings (Loss) Per Share

Basic earnings (loss) per share are based on the weighted average number of shares of common stock outstanding for the year. Diluted earnings (loss) per share are based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of shares of common stock outstanding (denominator) for the year. All earnings (loss) per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share" (note 4).

Corpus Resources Corporation
 (Formerly United Traffic System Inc.)

Notes to the financial Statements
Years ended December 31, 2007 and 2006
And from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g) Other Comprehensive Income Loss

Comprehensive income consists of net income loss and other gains and losses affecting stockholders' equity that, under generally accepted accounting principles, are excluded from net income loss. For the Company, such items consist primarily of foreign currency translation gains and losses on conversion from the Company's functional currency to its reporting currency.

(h) Recent Accounting Pronouncements
    FAS 157, "Fair Value Measurements". This new standard provides guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of this statement are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company expects that this new pronouncement will have no impact on the Company's financial statements.

    FAS 159, "Fair Value Option for Financial Assets and Financial Liabilities". The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company expects that this new pronouncement will have no impact on the Company's financial statements.

Corpus Resources Corporation
 (Formerly United Traffic System Inc.)

Notes to the financial Statements
Years ended December 31, 2007 and 2006
And from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent Accounting Pronouncements (Continued)
    In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (SFAS 141(R)), which replaces SFAS 141 and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

    In December 2007, the FASB issued SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements", an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

    In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of SFAS 130. This statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently have any derivative or hedging activities. SFAS 161 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.
    In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts". The objective of SFAS No. 163 is to increase consistency in the recognition and measurement of claim liabilities. SFAS No. 163 requires that insurance enterprises recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Corpus Resources Corporation
(Formerly United Traffic System Inc.)

Notes to the financial Statements
Years ended December 31, 2007 and 2006
And from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)

3. FINANCIAL INSTRUMENTS

(a) Fair Value

The carrying value of cash, amounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

The fair value of due to related parties cannot be reasonably estimated as no liquid and active market exists for such instruments.

(b) Interest Rate Risk

The Company is not exposed to interest rate risk as the Company has no interest-bearing monetary assets on liabilities.

(c) Credit Risk

The Company is exposed to credit risk with respect to its cash; however, this risk is minimized as cash is placed with major financial institutions.

(d) Currency Risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in the functional currency.

4. SHARE CAPITAL

On November 30, 2007, the Company consolidated its outstanding shares of common stock on a 10 to 1 basis. The effect of this consolidation was a reduction of the outstanding shares of common stock from 54,727,244 to 5,472,724 (note 2(e)).

During the year ended December 31, 2006, the Company issued 1,075,000 (10,750,000 before consolidation) shares of common stock at $0.10 per share ($0.01 per share before consolidation), which is the fair market value at the time the shares of common stock were issued, to settle $7,500 in debt owing to two consultants and $100,000 to a director.

During the year ended December 31, 2006, the Company cancelled 1,000,000 shares of common stock (10,000,000 before consolidation) previously issued for an unsuccessful financing arrangement. The 1,000,000 shares of common stock (10,000,000 before consolidation) were returned to treasury.

Corpus Resources Corporation
 (Formerly United Traffic System Inc.)

Notes to the financial Statements
Years ended December 31, 2007 and 2006
And from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, a director provided management services to the Company valued at $nil (2006: $100,000).

Included in due to related parties at December 31, 2007 is $180,264 (2006: $132,401) due to directors and a company with a common director. Imputed interests of $9,527 has been included in interest expense and additional paid-in capital using an interest rate of prime plus 2%. The amounts are without interest, security or specified terms of repayment.

Included in accounts payable and accrued liabilities at December 31, 2007 is $10,330 (2006: $10,300) due to a shareholder for expenses incurred on behalf of the Company. The amounts are without interest, security or specified terms of repayment.

During the year ended December 31, 2007, the Company paid rent of $1,515 (2006: $nil) to a corporation controlled by a director.

These transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

6. INCOME TAXES

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $1,823,000 that expire as follows:

2009	$41,000
2010	233,000
2014	1,298,000
2015	111,000
2026	41,000
2027	99,000

$1,823,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:
	2007	2006

Future income tax assets (liabilities)
Non-capital losses carried forward	$523,000	$500,000

Valuation allowance for future income tax assets	(523,000)	(500,000)
Future income tax assets (liabilities), net	$-	$-

Corpus Resources Corporation
(Formerly United Traffic System Inc.)

Notes to the financial Statements
Years ended December 31, 2007 and 2006
And from inception on October 23, 2002 to December 31, 2007
(Expressed in U.S. Dollars)

6. INCOME TAXES (Continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:
	2007	2006

Income tax benefit computed at Canadian statutory rates	$31,800	$46,270
Temporary differences not recognized in year	(717)	(34,000)
Reduction in future income taxes resulting from statutory rate reduction	(84,336)	-
Utilization of previously recognized (unrecognized) future income tax assets	53,253	(12,270)

	$-	$-

7. Supplemental cash flow information

(Expressed in U.S. Dollars)	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception on October 23, 2002 to December 31, 2007

Non-cash Financing Activities:

Common stock issued to acquire property, plant and equipment	$-	$-	$2
Common stock issued for debt settlement	$-	$7,500	$295,418
Common stock issued for consulting services	$-	$-	$236,533
Related party advances paid by issuance of common stock	$-	$100,000	$794,814
Common stock cancelled	$-	$-	$(3,803)

8. SUBSEQUENT EVENT

On April 8, 2008, the Company issued 20,000,000 common shares at a price of $0.005 per share for an aggregate amount of $100,000 in a private placement. The market value at that time was $0.03 per common share.

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

Corpus Resources Corporation
(Formerly United Traffic System Inc.)

/s/ Jai Woo Lee
Jai Woo Lee, President, CEO, CFO & Director

July 11, 2008

/s/ Hye Kyung Lee
Hye Kyung Lee, Secretary & Director

July 11, 2008