Form 20-F
period 2008-12-31
CORPUS RESOURCES CORP
filed 2009-05-14
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ________________ to _______________

Commission file number	333-102931

CORPUS RESOURCES CORPORATION
(Exact name of registrant as specified in this charter)
Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)
1500 E. Tropicana Ave., Suite 100, Las Vegas, Nevada, 89119
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
25,472,724

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

ITEM 3 - Key Information

A.    Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information

	Fiscal Year Ended December 31
	2008	2007	2006	2005	2004

Operating expenses
General and administration	$142,774	$93,158	$136,089	$10,317	$27,131

Income (Loss) from continuing operations	(142,774)	(93,158)	(136,089)	(10,317)	(27,131)
Loss from discontinued operations	-	-	-	(362,212)	(1,322,078)

Net income (loss) for period	(142,774)	(93,158)	(136,089)	(372,529)	(1,349,209)
Other comprehensive loss	14,622	(24,451)	(68)	(2,358)	(53,445)
Comprehensive loss	$(128,152)	$(117,609)	$(136,157)	$(374,887)	$(1,402,654)

Weighted average number of common shares	20,102,861	5,472,724	5,642,725	4,162,245	2,164,276

Basic and diluted loss per common shares
Continued operations	$(0.01)	$(0.02)	$(0.02)	$(0.00)	$(0.04)
Discontinued operations	-	-	-	(0.08)	(0.61)
	$(0.01)	$(0.02)	$(0.02)	$(0.08)	$(0.65)

BALANCE SHEETS (in U.S. dollars)

	Fiscal Year Ended December 31
	2008	2007	2006	2005	2004

Cash and cash equivalents	$10,418	$12,027	$210	$429	$322
Accounts receivable	-	2,969	-	752	-
Prepaid expenses	15,516	1,000	1,000	-	-
Total current assets	25,934	15,996	1,210	1,181	322

Property, plant and equipment - net	-	-	-	-	2,326
Licenses	-	-	-	-	-
Total assets	$25,934	$15,996	$1,210	$1,181	$2,648

Accounts payable and accrued liabilities	123,903	149,329	74,324	77,953	75,965
Due to related parties	98,905	180,264	132,401	100,086	438,654
Loan payable to Biokhan	144,875	-	-	-	-

Shareholders’ deficiency	(341,749)	(313,597)	(205,515)	(176,858)	(511,971)
	$25,934	$15,996	$1,210	$1,181	$2,648

Corpus Resources Corporation ("CORPUS" or the "Company") records its transactions in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuations in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and distributed in respect of cash dividends paid out or other distributions paid in Cdn dollars by us. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On May1, 2009 the noon buying rate was Cdn$1.1872 to US$1.00. The Company has never paid out a dividend to its shareholders.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

Period	Average(1)
2004	$1.2752
2005	$1.2116
2006	$1.1341
2007	$1.0748
2008	$1.0671

Note: (1) the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended November 30, 2008	$1.2952	$1.1477
Month ended December 31, 2008	$1.3008	$1.1872
Month ended January 31, 2009	$1.0369	$0.9851
Month ended February 29, 2009	$1.0199	$0.9711
Month ended March 31, 2009	$1.0295	$0.9765
Month ended April 30, 2009	$1.0328	$0.9998

Note: the noon buying rates on the last date of each month

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

If we do not obtain additional financing, our business will fail because we will be unable to fund even the administration of our minimal operations.

In order for the Company to continue we need to obtain additional financing. As of December 31, 2008, we had cash in the amount of $10,418. We currently have no operations or income.

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

We are dependent on Jai Woo Lee, president and director of the Company, to implement our business plan and the loss of his services may have a negative affect on our ability to timely and successfully implement our business plan. We do not have an employment agreement with Jai Woo Lee and we have not obtained key man insurance over him.

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

We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not paid and do not plan to pay dividends indicates that we must use all of our funds we generate for reinvestment in our business activities. Investors also must evaluate an investment in the Company solely on the basis of anticipated capital gains.

Limited liability of our executive officers and directors may discourage shareholders from bringing a lawsuit against them.

Our Memorandum and Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in the Company may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

Corpus Resources Corporation ("Corpus" or the "Company") was originally incorporated on October 23, 2002, under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. and on November 30, 2007 changed its name to Corpus Resources Corporation and consolidated its outstanding common shares on a 10 old share for 1 new share basis. At December 31, 2008 the Company had issued 25,472,724 shares of common stock.

Our head office is located at 300 - 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 Canada. Our telephone number is (604) 681-8080.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2004 Corpus obtained an exclusive right to use patented biotechnology for the Mass Production of Seed Potatoes (Potato Microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). Corpus was a development stage company with no significant revenue.

In 2004 Corpus developed its tissue culture at a laboratory leased from the Olds College Centre for Innovation (OCCI), Alberta, Canada. In November 2004, Corpus terminated its lease with OCCI and relocated its seed potato operations to the city of Yanji located in Jilin Province and to the city of Wuxi located in Yunnan Province, both located in The People's Republic of China (PRC).

The potato business was discontinued in China during the 3rd quarter of 2005 due to a lack of funding and also a down-shift in the demand for seed potatoes. The seed plant operations are no longer in existence.

On December 22, 2003, the Company agreed to acquire the license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license provided the Company with the exclusive right to use the technology for the duration of the patent and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the contract. After renewed negotiations, Corpus re-entered its agreement with Traffic-Its Co., Ltd. in 2004. During 2005 it was determined by management to be unfeasible to continue operations and the project was discontinued during the 3rd quarter of 2005.

During the fourth quarter of 2005 the Company officially abandoned all previous business activities.

In 2008 the Company commenced the acquisition of Biokhan Corporation, a company incorporated and operating in South Korea (‘Biokhan’). Biokhan manufactures, sells, imports and exports medical and dental devices - in particular, dental implant materials and tools for dental implant operations. The shareholder list of Biokhan is comprised of over seven hundred dentists who are also customers for Biokhan products.

B.  Business Overview

Background

During the years 2006 and 2007 the Company actively sought opportunities to acquire mineral exploration properties. In 2007, management of the Company reviewed a number of mineral concession opportunities in the People's Republic of China. Ultimately, these opportunities were deemed unsuitable for the Company at that time.

On February 27, 2009 the Company signed an agreement with Biokhan Corporation (‘Biokhan’) whereby the Company would acquire all of the outstanding shares of Biokhan effective January 2, 2009 for the issuance of up to 30,000,000 shares of common stock of the Company. The Agreement is to close April 30, 2009. Biokhan is a dental surgery related corporation which develops, manufactures, and sells dental industry products. Biokhan produces dental implant materials and manufactures dental implant tools used in dental surgery, and provides training seminars to the dental industry. Biokhan’s main products are dental implants used to replace existing bridge and false teeth technology and are similar to natural teeth.

Financial statements of Biokhan Corporation for the year ended December 31, 2008 are attached as an exhibit to this Form 20F in Part III, Item 19.

We will require additional financing in order to meet our anticipated operating expenses and for our acquisition of Biokhan.

Employees

The Company intends to use the services of contractors and consultants for the administration of our project. At present, in an effort to conserve cash and allow greater flexibility in the future, we have no paid employees.

Government Regulation

Our business acquisition complies with all relevant laws.

C.  Organizational Structure

Upon the closing of the acquisition of Biokhan April 30, 2009 the Company will be the parent company of its 100% owned subsidiary company Biokhan Corporation (‘Biokhan’).

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

A. Operating Results

Year comparison between 2008 and 2007.

The Company's net loss for the year increased to $142,774 in 2008 from a loss of $93,158 in 2007. The increase reflects the Company’s activity in seeking a suitable business opportunity or acquisition target in 2008. The costs incurred were mainly for the maintenance of the reporting status of the Company and consulting fees related to a business acquisition.

B. Liquidity and Capital Resources

Our initial sources of liquidity are expected to be related party loans and equity financing. Corpus has cash on hand as at December 31, 2008 in the amount of $10,418 (2007 - $12,027). We will require additional funding in order to develop our business opportunities.

There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period or if available at all, or that it can be obtained on satisfactory terms. We have no arrangements in place with our officers, directors or affiliates to provide liquidity to us.

We anticipate that we will need to raise additional capital within the next twelve months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have committed to the acquisition of Biokhan and will require funds to successfully develop the business of Biokhan. If adequate funds are not available within the next twelve months, we may be required to significantly curtail our operations or no longer be able to operate.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2008 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Corpus Resources Corporation:

Name of Officer	Age	Office
Jai Woo Lee	57	President, Chief Executive Officer and Director
Hye Kyung Lee*	51	Secretary and Director

* Ms. Lee changed her last name in 2007 from Kim to Lee.

The following summary outlines the professional background of the directors and executive officers of the Company.

Jai Woo Lee, CEO & President: Jai Woo Lee founded Penn Biotech Inc. to focus on the development and commercialization of new technologies, and the identification and evaluation of commercially viable products and ventures. Mr. Lee studied at Seoul National University, in Seoul, Korea. He moved from Korea to Canada in the 1970's to establish his export business of live cattle and beef, and the company became a successful exporter of Canadian products to Korea.

Hye Kyung Lee, Director and Secretary: Hye Kyung Lee has experience as a bank manager at United Overseas Bank in Seoul, Korea for 8 years and at a credit union in Toronto, Canada for 3 years.

Family Relationships

Jai Woo Lee and Hye Kyung Lee, the Company's directors and officers, are husband and wife.

Arrangements

There are no arrangements or understandings between our directors or executive officers and our major shareholders, customers, suppliers or others pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

B. Compensation

Executive Compensation

No executive compensation was paid in the current year.

In 2005 a former director of the Company, Craig Auringer, was paid $50,000 for consulting services. In addition Mr. Jai Woo Lee, a director of the Company, received $100,000 for his services in that same year.

In 2006, the Company settled an amount payable to Jai Woo Lee of $100,000 for his 2006 management fee by the issuance of 1,000,000 common shares.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2008 and 2007 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2008, 2007, 2006 or 2005

Compensation of Directors

No compensation was paid to directors in the current year.

During the years of 2005 and 2006, Mr. Jai Woo Lee provided management services to the Company valued at $100,000 per year.

Stock Option Plan

The Company currently does not have a stock option plan.

Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees.

C. Board Practices

General

The board of directors has the ultimate responsibility for the administration of the affairs of the Company. Our Articles, as currently in effect, provides for a board of directors of not less than three directors and not more than ten directors. Under our Articles, all directors serve a three-year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve the Company in the future. The directors are elected at a general meeting of shareholders by a majority vote of the shareholders present or represented by proxy, subject to minimum quorum requirements of at least one third of all issued and outstanding shares voting.

Currently and from June 2006, no one has served or serves on the board as an independent director.

Service Contracts

No directors or officers have a formal service contract with the Company.

Committees

The Company does not have an audit, compensation or remuneration committee. The entire board of directors serves these functions.

D. Employees

Employment Contracts with Employees and Officers

The Company does not have any employment agreement with any of its employees, directors or officers.

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2008 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee(3)	1,548,322	6.08
Hye Kyung Lee(3)(4)(5)	956,213	3.75
Directors and Officers as a Group	2,504,535	9.83

Notes:
(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2008, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 25,472,724 shares of common stock issued and outstanding as of December 31, 2008 unless otherwise noted.
(3)

Mr. Jai Woo Lee and Hye Kyung Lee are husband and wife. Mr. Jai Woo Lee makes independent decisions from his wife regarding his stock holdings in the Company. Ms. Hye Kyung Lee makes independent decisions from her husband regarding her stock holdings in the Company.

(4)	Includes 156,213 common shares of the Company held by Penn Capital Canada Ltd. which is a private company controlled by Hye Kyung Lee.
(5)	Ms. Lee changed her last name in 2007 from Kim to Lee.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2008 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	1,548,322	6.08	Korea
Yun Kwan Choi	2,000,000	7.85	Korea
Who Woo Choi	2,000,000	7.85	Korea
Hyun Hye Sook	2,000,000	7.85	Korea
Gwang Seok Lee	2,000,000	7.85	Korea
Seong Yeon Lee	2,000,000	7.85	Korea
Yang Mi Choi	2,000,000	7.85	Korea
Kwon Jeong Soo	2,000,000	7.85	Korea
Jennifer Wong	2,000,000	7.85	Korea
Jongha Yang	2,000,000	7.85	Korea
Jeon Ho Kim	2,000,000	7.85	Korea
Notes:
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2008, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 25,472,724 common shares issued and outstanding as of December 31, 2008 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last four years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2008	2007(1)(2)	2006(1)(2)	2005(1)(2)
	%	%	%	%
Jai Woo Lee	6.08	28.29	28.29	10.16
Young Woo Han	1.18	5.48	5.48	5.56
Hye Kyung Lee(3)(4)	3.75	17.47(3)	17.47(3)	14.82
Sun Joo Choi	1.18	5.48	5.48	5.56
CDS & Co.	2.61	12.16	12.16	12.33
World Cup Finance Ltd.	-	-	-	5.06
Yun Kwan Choi	7.85	-	-	-
Who Woo Choi	7.85	-	-	-
Hyun Hye Sook	7.85	-	-	-
Gwang Seok Lee	7.85	-	-	-
Seong Yeon Lee	7.85	-	-	-
Yang Mi Choi	7.85	-	-	-
Kwon Jeong Soo	7.85	-	-	-
Jennifer Wong	7.85	-	-	-
Jongha Yang	7.85	-	-	-
Jeon Ho Kim	7.85	-	-	-

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

(2)

Percentages are based on: (1) 25,472,724 common shares issued and outstanding as of December 31, 2008: 5,472,724 as of 2007 and 2006: and 5,397,724 shares issued and outstanding as of December 31, 2005.

(3)	Includes 156,213 common shares of the Company held by Penn Capital Canada Ltd., a private company controlled by Hye Kyung Lee.
(4)	Ms. Lee changed her last name in 2007 from Kim to Lee.

With the exception of the above-noted transactions, there has not been a significant change in the ownership percentage held by any major shareholders during the past four years.

Voting Rights

Our major shareholders do not have any different voting rights than other shareholders.

Corporate or Foreign Government Ownership

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2008:

Location	Number of registered Shareholders	Number of Shares
Canada	42	2,854,604
United States	3	313,315
Other	25	22,304,805
Total	70	25,472,724

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which, through their operation at a subsequent date, may result in a change in control of the Company.

B. Related Party Transactions

During the fiscal year ended December 31, 2008 the following amounts were incurred by us under related party transactions, none of which we deem material to us or the related party:

•

During the year ended December 31, 2008 a director provided management services to the Company valued at $nil (2007: $nil).

•

Included in due to related parties at December 31, 2008 is $98,905 (2007: $180,264) due to directors and a company with a common director. Imputed interests of $9,527 have been included in interest expense and additional paid-in capital using an interest rate of prime plus 2%.

•

Included in accounts payable and accrued liabilities at December 31, 2008 is $10,330 (2007: $10,300) due to a shareholder for expenses incurred on behalf of the Company.

•

During the year ended December 31, 2008 the Company paid rent of $37,617 (2007: $1,515) to a corporation controlled by a director.

There is no known relationship between any of the Directors and Officers of the Company with major client or provider of essential products and technology.

In the event conflicts between the Company and its related parties arise, the Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which require that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

C. Interests of Experts and Counsel

Not required, as this form 20-F filing is made as an annual report.

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2008:

•

Balance sheets;

•

Statements of operations and deficit;

•

Statements of cash flows;

•

Statement of changes in shareholders' equity; and

•

Related notes and schedules.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2008 financial statements, other than the acquisition of Biokhan Co. Ltd. April 30, 2009 (effective January 2, 2009), a wholly owned subsidiary whose financial statements are included in Item 19 of this form 20F.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company trade on the OTCBB under the symbol CUSRF. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Year Ended		High		Low
December 31, 2003	US$	1.52	US$	1.500
December 31, 2004	US$	0.18	US$	0.060
December 31, 2005	US$	0.02	US$	0.010
December 31, 2006	US$	0.01	US$	0.010
December 31, 2007	US$	0.06	US$	0.015
December 31, 2008	US$	0.15	US$	0.0005

Quarter Period Ended		High		Low
March 31, 2007	US$	0.06	US$	0.05
June 30, 2007	US$	0.061	US$	0.05
September 30, 2007	US$	0.05	US$	0.02
December 31, 2007	US$	0.03	US$	0.015
March 31, 2008	US$	0.0006	US$	0.0001
June 30, 2008	US$	0.061	US$	0.05
September 30, 2008	US$	0.05	US$	0.02
December 31, 2008	US$	0.03	US$	0.015
March 31, 2009	US$	0.0006	US$	0.0001
Month Ended	High			Low
December 2008	US$	0.15	US$	0.14
January 2009	US$	0.24	US$	0.17
February 2009	US$	0.24	US$	0.15
March 2009	US$	0.60	US$	0.20
April 2009	US$	0.40	US$	0.20

C. Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

D. Markets

The shares of the common stock of the Company are quoted on the OTCBB under symbol "CUSRF". The shares of the common stock of the Company have been quoted on the OTCBB since May 27, 2003. However, no trades in our common shares occurred on the OTCBB market until November 3, 2003.

E. Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

F. Dilution

Not required, as this form 20-F filing is made as an annual report.

G. Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10 - Additional Information

A. Share Capital

Information about our share capital is not specifically required as this form 20-F filed as an annual report.

Our share issuances to date are summarized as follows:

On May 27, 2003, the Company issued a total of 1,500,000 common shares in return for funding from various investors.  As part of this offering, Inzi Display Co., Ltd. ("Inzi") committed to purchase 600,000 common shares of the Company.  The Company, however, never received the requisite funds from Inzi and requested Inzi return the share certificate representing the 600,000 common shares for immediate return to treasury of the Company.  Inzi returned the share certificate to the Company and on February 12, 2004, the 600,000 common shares issued in the name of Inzi were cancelled and returned to treasury.

During the year ended December 31, 2005 the Company issued 150,000 common shares  at $0.50 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd., a company controlled by a director. The Company also issued 160,000 common shares at $0.25 per share, the estimated fair value of the shares at the time of issue, to settle an amount due to Penn Capital Canada Ltd. and the Company issued 400,000 common shares for cash of $100,000.

During the year ended December 31, 2006, the Company issued 1,075,000 common shares at $0.10 per share, which is the fair market value at the time the shares were issued, to settle $7,500 in debt owing to two consultants and $100,000 to a director.

During the year ended December 31, 2006, the Company cancelled 1,000,000 common shares previously issued for an unsuccessful financing arrangement. The 1,000,000 common shares were returned to treasury.

The Company conducted a reverse stock split of its issued and outstanding common shares of the Company on a one for ten basis effective November 30, 2007. The stock split received shareholder approval at a special meeting of the stockholders held November 15, 2007. Concurrent with the stock split the Company increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value and changed its name to "Corpus Resources Corporation". All references to issued shares in this document are after accounting for the reverse stock split.

During the year ended December 31, 2008 the Company issued 20,000,000 common shares for cash of $100,000.

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

I. Subsidiary Information

At December 31, 2008 the Company does not have any subsidiary companies. Subsequent to December 31, 2008 the Company acquired 100% of the issued shares of Biokhan Co., Ltd., a Korean corporation. See also Item 19

ITEM 11 - Quantitative and Qualitative Disclosures about Market Risk

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2005, 2006, 2007 and 2008 was: 2.2%, 1.6%, 2.0% and 2.4%, respectively.

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

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A. Disclosure Controls and Procedures

Based on the management's evaluation (with the participation of the Chief Executive Officer and Acting Chief Financial Officer), the Chief Executive Officer and Acting Chief Financial Officer have concluded that as of December 31, 2008, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange of 1934 (the "Exchange Act") are effective to provide reasonable assurance that the information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2008 there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Chisholm Bierwolf Nilson & Morrill, LLC, Certified Public Accountants, served as our independent public accountants and auditor for the fiscal year ended December 31, 2008 for which audited financial statements appear in this annual report on Form 20-F.

Smythe Ratcliffe LLP, Chartered Accountants, provided audit services to the Company in connection with its annual report for the fiscal year ended December 31, 2007. During this period and the subsequent interim period prior to their resignation, there were no disagreements with Smythe on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to Smythe’s satisfaction would have caused Smythe to make reference to this subject matter of the disagreements in connection with Smythe’s audit report, nor were there any "reportable events" as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended ("Regulation S-K").

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2008		2007
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)		$10,000		$18,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants		$10,000		$18,000

Notes: (1)

Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during, or as a result of, the audit, or of the review of the interim financial statements.

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

ITEM 17 - Financial Statements

See "Item 18 - Financial Statements."

ITEM 18 - Financial Statements

The Company's audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:

- balance sheets as at December 31, 2008 and 2007;

- the following statements for the fiscal years ended December 31, 2008 and 2007, as well as information from our inception to December 31, 2008:

- statements of operations and deficit;

- statements of cash flows; and

- statements of changes in shareholders' equity.

The financial statements for the 2007 fiscal year were audited by the Company's former auditor, Smythe Ratcliffe LLP, Chartered Accountants.

CORPUS RESOURCES CORPORATION

(A Development Stage Company)

Financial Statements

December 31, 2008 and 2007 (Expressed in U.S. Dollars)

Index	Page
Auditors' Report to the Stockholders and Directors	F-1
Financial Statements
Balance Sheets	F-2
Statements of Operations and Comprehensive Loss	F-3
Statement of Stockholders' Deficiency	F-4 - F-5
Statements of Cash Flows	F-6
Notes to the Financial Statements	F7 - F-14

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Corpus Resources Corporation

Vancouver, Canada

We have audited the accompanying balance sheet of Corpus Resources Corporation as of December 31, 2008, and the related statements of operations, stockholders’ equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Corpus Resources Corporation as of December 31, 2007 were audited by other auditors whose report dated June 6, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corpus Resources Corporation as of December 31, 2008, and the results of their operations, cash flows and changes in stockholders’ deficit for the year then ended and for the cumulative period from inception to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no current source of revenue and suffered losses from operations since inception, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chisholm Bierwolf Nilson & Morrill, LLC

Bountiful, Utah

May 12, 2009

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

/s/ Smythe Ratcliffe LLP

Chartered Accountants

Vancouver, British Columbia
June 6, 2008

CORPUS RESOURCES CORPORATION

(A Development Stage Company)

BALANCE SHEETS

December 31, 2008 and 2007

(Expressed in U.S. Dollars)	2008	2007

ASSETS

CURRENT ASSETS
Cash	$10,418	$12,027
Amounts receivable	-	2,969
Prepaid expenses	15,516	1,000

Total Current Assets	25,934	15,996

Total Assets	$25,934	$15,996

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 5)	$123,903	$149,329
Due to related parties (Note 5)	98,905	180,264
Loan payable	144,875	-

Total Current Liabilities	367,683	329,593

Total Liabilities	367,683	329,593

STOCKHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 4) - Authorized:
Unlimited common shares without par value Unlimited preferred shares without par value Issued and outstanding common shares:
2008 - 25,472,724; 2007 - 5,472,724	2,104,954	2,004,954
Additional paid-in capital	9,527	9,527

ACCUMULATED DEFICIT	(2,367,967)	(2,225,193)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(88,263)	(102,885)

Total Stockholders' Deficiency	(341,749)	(313,597)

Total Liabilities and Stockholders' Deficiency	$25,934	$15,996

The accompanying notes are an integral part of these financial statements

CORPUS RESOURCES CORPORATION

(A Development Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

for the years ended December 31, 2008 and 2007

and from inception on October 23, 2002 to December 31, 2008

(Expressed in U.S. Dollars)	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from inception October 23, 2002 to December 31, 2008

EXPENSES
Professional fees	$51,764	$75,299	$207,644
Interest	-	9,527	9,527
Travel	1,098	6,555	7,744
Office	1,949	3,405	9,249
Rent	37,617	1,515	39,132
Consulting	51,271	1,000	162,852
Foreign exchange gain	(925)	(4,143)	(6,093)
	142,774	93,158	430,055

Loss from continuing operations	(142,774)	(93,158)	(430,055)

Loss from discontinued operations	-	-	(1,937,912)

Net loss before income taxes	(142,774)	(93,158)	(2,367,967)
Income taxes	-	-	-

NET LOSS	$(142,774)	$(93,158)	$(2,367,967)

LOSS PER COMMON SHARE	$(0.01)	$(0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	20,102,861	5,472,724

Net Loss	$(142,774)	$(93,158)	$(2,367,967)
Other Comprehensive Loss
Foreign currency translation	14,622	(24,451)	(88,263)
COMPREHENSIVE LOSS	$(128,152)	$(117,609)	$(2,456,230)

The accompanying notes are an integral part of these financial statements

CORPUS RESOURCES CORPORATION

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' DEFICIENCY

from inception on October 23, 2002 to December 31, 2008

	Common Stock		Common stock to be returned	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
(Expressed in U.S. Dollars)	Shares	Amount

Inception, October 23, 2002	-	$ -	$ -	$ -	$ -	$ -	$ -
Issued for cash	1,500,000	9,508	-	-	-	-	9,508
Foreign currency translation	-	-	-	-	-	120	120
Net loss for the period	-	-	-	-	(25,843)	-	(25,843)

Balance at December 31, 2002	1,500,000	$9,508	$ -	$ -	$(25,843)	$120	$(16,215)
Issued for: Property, plant and equipment	370,409	1	-	-	-	-	1
Equipment rental	10,769	1	-	-	-	-	1
Consulting services	46,154	1	-	-	-	-	1
License	200,000	1	(1)	-	-	-	-
Foreign currency translation	-	-	-	-	-	(22,683)	(22,683)
Net loss for the year	-	-	-	-	(248,365)	-	(248,365)

Balance at December 31, 2003	2,127,332	$9,512	$(1)	$ -	$(274,208)	$(22,563)	$(287,260)
Common stock cancelled	(600,000)	(3,803)	1	-	-	-	(3,802)
Issued for:
Debt	191,213	282,720	-	-	-	-	282,720
Equipment	96,679	1	-	-	-	-	1
Services	312,500	860,000	-	-	-	-	860,000
Cash	120,000	39,024	-	-	-	-	39,024

Held for cancellation	1,000,000	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	(53,445)	(53,445)
Net loss for the year	-	-	-	-	(1,349,209)	-	(1,349,209)

The accompanying notes are an integral part of these financial statements

CORPUS RESOURCES CORPORATION

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' DEFICIENCY

from inception on October 23, 2002 to December 31, 2008

	Common Stock	Common stock to be returned	Additional paid-in capital		Accumulated deficit	Accumulated other comprehensive income (loss)	Total
(Expressed in U.S. Dollars)	Shares	Amount
Balance at December 31, 2004	3,247,724	$1,187,454	$ -	$ -	$(1,623,417)	$ (76,008)	$ (511,971)
Issued for:
Debt	1,750,000	610,000	-	-	-	-	610,000
Cash	400,000	100,000	-	-	-	-	100,000
Foreign currency translation	-	-	-	-	-	(2,358)	(2,358)
Net loss for the year	-	-	-	-	(372,529)	-	(372,529)

Balance at December 31, 2005	5,397,724	$1,897,454	$ -	$ -	$(1,995,946)	$(78,366)	$(176,858)
Issued for:
Settlement of debt	1,075,000	107,500	-	-	-	-	107,500
Common stock cancelled	(1,000,000)	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	(68)	(68)
Net loss for the year	-	-	-	-	(136,089)	-	(136,089)

Balance at December 31, 2006	5,472,724	$2,004,954	$ -	$ -	$(2,132,035)	$(78,434)	$(205,515)

Imputed Interest	-	-	-	9,527	-	-	9,527
Foreign currency translation	-	-	-	-	-	(24,451)	(24,451)
Net loss for the year	-	-	-	-	(93,158)	-	(93,158)

Balance, December 31, 2007	5,472,724	$2,004,954	$ -	$ 9,527	$(2,225,193)	$ (102,885)	$(313,597)

Balance, December 31, 2007	5,472,724	$2,004,954	$ -	$ 9,527	$(2,225,193)	$ (102,885)	$(313,597)

Issued for cash	20,000,000	100,000	-	-	-	-	100,000
Net loss for the year	-	-	-	-	(142,774)		(142,774)
Foreign currency translation	-	-	-	-	-	14,622	14,622

Balance, December 31, 2008	25,472,724	$2,104,954	$ -	$9,527	$(2,367,967)	$(88,263)	$(341,749)

The accompanying notes are an integral part of these financial statements

CORPUS RESOURCES CORPORATION

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2008 and 2007

and from inception on October 23, 2002 to December 31, 2008

(Expressed in U.S. Dollars)	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from inception on October 23, 2002 to December 31, 2008
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(142,774)	$(93,158)	$(2,367,967)
Items not involving cash:
Interest	-	9,527	9,527
Common stock issued for consulting services	-	-	1,131,347
Foreign exchange gain	(925)	(4,143)	(6,093)
Loss from discontinued operations	-	-	1,937,912
Adjustments to reconcile net cash provided by operating activities:
(Increase) decrease in receivables	2,969	(2,969)	-
Increase (decrease) in accounts payable and accrued liabilities	(25,426)	61,961	117,963
Increase in prepaid expenses	(14,516)	-	(15,516)
Total Cash Provided by (Used for) Operating Activities	(180,672)	(28,782)	807,173

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of license	-	-	(25,580)
Purchase of fixed assets	-	-	(37,839)
Total Cash Used for Investing Activities	-	-	(63,419)
CASH FLOW FROM FINANCING ACTIVITIES
Repayment on note payable	-	-	(718)
Proceeds from loan payable	144,875	-	144,875
Issuance of common stock for cash	100,000	-	248,532
Repayment on due to related party	(81,358)	-	(81,358)
Advances from related parties	-	40,565	868,416
Total Cash Provided by Financing Activities	163,517	40,565	1,179,747
NET CASH USED IN DISCONTINUED OPERATIONS	-	-	(1,854,882)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(17,155)	11,783	68,619
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH HELD IN FOREIGN CURRENCY	15,546	34	(58,201)
CASH, beginning of period	12,027	210	-
CASH, end of period	$10,418	$12,027	$10,418

Supplemental Cash Flow Information (Note 7)

The accompanying notes are an integral part of these financial statements

Corpus Resources Corporation

Notes to the financial Statements

Years ended December 31, 2008 and 2007

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

The Company continues to review several business possibilities.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States applicable to a going-concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company has no revenues, incurred operating losses since commencement of operations and requires additional funds to maintain its operations.

In view of these conditions, the ability of the Company to continue as a going-concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going-concern. Management plans to continue to seek other sources of debt and equity financing on favorable terms and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals. The Company has a working capital deficiency of $341,749 (2007: $313,597) and has an accumulated deficit of $2,367,967 (2007: $2,225,193). Additionally, the Company has generated a net loss of $142,774 (2007: $93,158) for the year ended December 31, 2008. These financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going-concern and, therefore, be unable to realize its assets and discharge its liabilities in other than the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Accounting

These financial statements are stated in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the estimates of imputed interest, accrued liabilities and the valuation allowance for deferred income tax assets. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Corpus Resources Corporation

Notes to the financial Statements

Years ended December 31, 2008 and 2007

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

(e) Earnings (Loss) Per Share

Basic earnings (loss) per share are based on the weighted average number of shares of common stock outstanding for the year. Diluted earnings (loss) per share are based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Diluted loss per share is not shown as the effects of the outstanding stock options and warrants are anti-dilutive.

Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of shares of common stock outstanding (denominator) for the year. All earnings (loss) per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share" (note 4).

	2008	2007
Numerator: Net loss	$142,774	$93,158
Denominator: Weighted average number of shares issued	20,102,861	5,472,724

Earnings (loss) per share - basic and diluted	$(0.01)	$(0.02)

Corpus Resources Corporation

Notes to the financial Statements

Years ended December 31, 2008 and 2007

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

i.

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

ii.

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

Notes to the financial Statements

Years ended December 31, 2008 and 2007

(Expressed in U.S. Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Recent Accounting Pronouncements (Continued)

iii.

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

iv.

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

v.

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

vi.

In May 2008, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 162, "The Hierarchy of Generally Accepted Accounting Principles”.  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States.  SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The Company is currently evaluating the impact of SFAS 162 on its financial statements but does not expect it to have a material effect.

vii.

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

Corpus Resources Corporation

Notes to the financial Statements

Years ended December 31, 2008 and 2007

(Expressed in U.S. Dollars)

3. FINANCIAL INSTRUMENTS

(a)  Cash and Cash Equivalents

Cash and cash equivalents consist of commercial accounts, trust accounts and interest-bearing bank deposits and are carried at cost, which approximates current value. Items are considered to be cash equivalents if the original maturity is three months or less.

(b)  Fair Value

The carrying value of cash, amounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

The fair value of due to related parties cannot be reasonably estimated as no liquid and active market exists for such instruments.

(c)  Interest Rate Risk

The Company is not exposed to interest rate risk as the Company has no interest-bearing monetary assets on liabilities.

(d)  Credit Risk

The Company is exposed to credit risk with respect to its cash; however, this risk is minimized as cash is placed with major financial institutions.

 (e) Currency Risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in the functional currency.

4. SHARE CAPITAL

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares. The Company will determine the terms and conditions of any issuances of preferred shares at the time of issuance. There is no preferred stock issued and outstanding as of December 31, 2008.

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares, all of equal rights.

On November 30, 2007 the Company consolidated its outstanding shares of common stock on a 10 to 1 basis. The effect of this consolidation was a reduction of the outstanding shares of common stock from 54,727,244 to 5,472,724. All share and per share amounts for the year ended December 31, 2008 and comparative figures have been restated to reflect all the forward and reverse stock splits.

Corpus Resources Corporation

Notes to the financial Statements

Years ended December 31, 2008 and 2007

 (Expressed in U.S. Dollars)

4. SHARE CAPITAL (Continued)

During the year ended December 31, 2006 the Company issued 1,075,000 (10,750,000 before consolidation) shares of common stock at $0.10 per share ($0.01 per share before consolidation), which is the fair market value at the time the shares of common stock were issued, to settle $7,500 in debt owing to two consultants and $100,000 to a director.

During the year ended December 31, 2006 the Company cancelled 1,000,000 shares of common stock (10,000,000 before consolidation) previously issued for an unsuccessful financing arrangement. The 1,000,000 shares of common stock (10,000,000 before consolidation) were returned to treasury.

On April 8, 2008 the Company issued 20,000,000 common shares at a price of $0.005 per share for an aggregate amount of $100,000 in a private placement.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, a director provided management services to the Company valued at $nil (2007: $nil).

Included in due to related parties at December 31, 2008 is $98,905 (2007: $180,264) due to directors and a company with a common director. Imputed interest of $9,527 has been included in interest expense and additional paid-in capital using an interest rate of prime plus 2%. The amounts owing are without interest, security or specified terms of repayment. During the year ended December 31, 2008 the Company repaid $81,359 of this debt.

During the year ended December 31, 2008, the Company paid rent of $36,000 (2007: $1,515) to a corporation controlled by a director.

These transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

6. INCOME TAXES

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $1,965,000 that expire as follows:

2009	$41,000
2010	233,000
2014	1,298,000
2015	111,000
2026	41,000
2027	99,000
2028	142,000
$1,965,000

Corpus Resources Corporation

Notes to the financial Statements

Years ended December 31, 2008 and 2007

(Expressed in U.S. Dollars)

6. INCOME TAXES (Continued)

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2008	2007

Deferred income tax assets (liabilities)
Non-capital losses carried forward	$564,000	$523,000

Less valuation allowance	(564,000)	(523,000)
Net deferred tax assets (liabilities)	$-	$-

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007

Income tax benefit computed at Canadian statutory rates	$41,000	$31,800
Temporary differences not recognized in year	-	(717)
Reduction in future income taxes resulting from statutory rate reduction	(41,000)	(84,336)
Utilization of previously recognized (unrecognized) future deferred tax assets	-	53,253

Net provision for income tax	$-	$-

Corpus Resources Corporation

Notes to the financial Statements

Years ended December 31, 2008 and 2007

(Expressed in U.S. Dollars)

7. SUPPLEMENTAL CASH FLOW INFORMATION

(Expressed in U.S. Dollars)	Year ended December 31, 2008	Year ended December 31, 2007	From inception on October 23, 2002 to December 31, 2008

Interest paid out	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-Cash Financing and Investing Activities
Common stock issued to acquire property, plant and equipment	$-	$-	$2
Common stock issued for debt settlement	$-	$-	$295,418
Common stock issued for consulting services	$-	$-	$236,533
Related party advances paid by issuance of common stock	$-	$-	$794,814
Common stock cancelled	$-	$-	$(3,803)

8. LOAN PAYABLE

At December 31, 2008 the Company had received $144,875 as proceeds of a loan payable to Biokhan. The loan is unsecured, without interest and with no fixed terms of repayment.

9. COMITMENTS AND CONTINGENCIES

The Company has not entered any lease for property or equipment and has no long term financial obligations at the date of these December 31, 2008 financial statements. The Company’s current property commitment is month to month.

10. SUBSEQUENT EVENTS

On February 27, 2009 the Company signed an agreement with Biokhan Corporation (‘Biokhan’) whereby the Company would acquire all of the outstanding shares of Biokhan effective January 2, 2009 for the issuance of up to 30,000,000 shares of common stock of the Company. The Agreement is to close April 30, 2009. Biokhan is a dental surgery related corporation which develops, manufactures, and sells dental industry products. Biokhan produces dental implant materials and manufactures dental implant tools used in dental surgery, and provides training seminars to the dental industry. Biokhan’s main products are dental implants used to replace existing bridge and false teeth technology and are similar to natural teeth.

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment
5.0	Biokhan Co., Ltd. Audit Report and Financial Statements
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of Independent Registered Public Accounting Firm

*previously filed

Exhibit 19

Hangil Accounting Corporation

From Jan. 01, 2008 to Dec. 31, 2008

Table of Contents

■

Report of Independent Auditors-----------------------------1

■

Financial Statement

•

Balance Sheet ------------------------------------------------3

•

profit and loss statement ------------------------------------6

•

Statement of Loss Disposition -----------------------------8

•

Statement of changes in equity  ----------------------------9

•

Statement of cash flows -----------------------------------10

•

Notes to Financial Statement -----------------------------12

Report of Independent Auditors

To the Board of Directors and Shareholders of BioKhan Co., Ltd.

Feb. 19, 2009

We have audited the accompanying balance sheet of Bio Khan Co., Ltd. as of Dec. 31, 2008 and profit and loss statement, statement of loss disposition, statement of changes in equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to conduct audit and express an opinion on these financial statements based on our audits. Those financial statements of the financial year ended as of Dec. 31, 2007, indicated for comparison, had been audited by Song Kang Accounting Corporation and the audit report of this auditor as of Dec. 15, 2008 expresses a qualified opinion.

We conducted our audits in accordance with auditing standards in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for representing our opinion.

In our opinion, the financial statements of 2008 referred to above present fairly, in all material respects, the financial position of Bio Khan Co., Ltd. as of December 31, 2008, and the results of its operations, the changes in its loss and shareholders’ equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Continued;

Without qualifying our opinion, we draw your attention to the following matters to be references for reasonable decision making of the users of this audit report.

(1) Regeneration of the Financial Statements of Former Term

As described on Notes to Financial Statement 26, the company uses the regenerated financial statements after approved at the general meeting of shareholders on Mar. 25, 2008, which is presented for comparison.

(2) Significant Uncertainty on Going-concern Assumption

As the accompanied financial statements of the company have been generated under an assumption that the company will survive as a going-concern, accounting of assets and liabilities of the company has been conducted under an assumption that they could be recovered with book values or repaid through normal business activities. However, as described on Note to Financial Statement 27, net operating loss and let loss of the company are 2,277 million won and 9,513 million won, respectively. And the current liabilities at the end of the term exceeds the current assets by 2,538 million won. These situations suggest crucial questions on competence of the company to survive as a going-concern. Consequently, because whether the company could survive as a going-concern depends on success or failure of fund raising plan and financial and management improvement plan of the company for the next term for achieving stable operating income as described on the said note, material uncertainty still exists. If there is any miscarriage on the plans, the company would be difficult to survive as a going-concern and assets and liabilities of the company might not be recovered with book values or repaid through normal business activities. As like that, amounts and identifications of assets and liabilities that may accrued when going-concern assumption is not reasonable as a result of such uncertainty and related corrections on profit and loss items are not reflected to the financial statements above.

7F Gangnam Bldg., 588-21, Shinsa-dong, Gangnam-gu, Seoul

Kim Do-young/ Representative Director, Hangil Accounting Corp.

This audit report is valid at the date of audit report (Feb. 19, 2009). Accordingly, there may be any incident or situation having material effect on the attached financial statements of the company occurred after the date of audit report before reading this report and this audit report may be corrected due to such situation.

balance sheet
4th: 2008.1.1~2008.12.31
3rd: 2007.1.1~2008.12.31
BIOKHAN CO., LTD.

				unit(USD)
Title	4th		3rd
ASSET
4. CURRENT ASSET		8,517,886.45	-	6,030,948.57
(1) Quick Asset		3,187,518.36	-	6,010,823.57
cash(3)	95,056.84		1,343,088.61	-
Short Term Financial Instruments (3)	60,000.00		3,413,750.00	-
credit sales	2,574,140.40		202,971.02	-
Allowance for Bad Debts	- 402,211.39		- 2,029.71	-
Short term Loan(22)	651,601.40		370,000.00	-
Allowance for Bad Debts	- 357,858.90			-
Accrued income	2,263.56		2,263.56	-
Account Receivable	85,480.44
Allowance for Bad Debts	- 5,765.78
advance payment	778,709.24		663,666.12
Allowance for Bad Debts	- 338,359.89
Prepaid expenses	36,537.72
supertax			17,113.97
Prepaid Income Tax	7,924.70
(2) INVENTORIES (5)		5,330,368.09		20,125.00
Merchandise	2,612,919.63
goods	666,447.98

Raw Materials	32,559.16		20,125.00
Work in Process	2,018,441.33
II. FIXED ASSETS		6,885,534.43		2,406,959.07
(1) Investment Assets		1,010,452.76		46,000.00
Long Term Financial Instruments (3)	40,721.51		46,000.00
Available for sale securities in investment assets (4)	339,731.25
Long-term loans	700,000.00
Allowance for Bad Debts	- 70,000.00
(2) Tangible Assets (8)		2,976,140.33		1,447,974.83
Land(6,7)	104,803.00	-	104,803.00
Building(5,6)	357,941.00	-	357,941.00
Accumulated Depreciation	- 29,082.71	-	- 20,134.18
Machinery and Equipment(5)	2,740,937.07	-	991,930.18
Accumulated Depreciation	- 1,320,841.39	-	- 223,469.61
Vehicles and transportation equipment	48,840.82	-	28,128.17
Accumulated Depreciation	- 27,241.74	-	- 18,188.45
Tools	38,993.81	-	5,110.71
Accumulated Depreciation	- 16,725.96	-	- 3,014.21
Furnishings (5)	335,188.23	-	63,765.92
Accumulated Depreciation	- 125,511.03		- 20,770.02
Facilities and Equipments (5)	495,355.90		97,151.09
Accumulated Depreciation	- 143,115.47		- 24,237.54
Molds	863,663.64		134,727.27
Accumulated Depreciation	- 347,064.85		- 25,768.50
(3) Intangible Assets	-	1,137,915.25	-	778,136.24
Goodwill(9,20)	121,149.06
Development Cost (10)	698,334.50		647,890.91
Industrial Property (10)	122,848.05		1,315.33
Software(10)	195,583.64		128,930.00
(4) other fixed-asset		1,761,026.10		134,848.00
deposit	1,811,026.10		134,848.00
Allowance for Bad Debts	- 50,000.00
Total asset		15,403,420.88		8,437,907.64
Liabilities
4. CURRENT LIABILITIES		11,056,079.70		4,081,421.26
Trade accounts payable (22)	1,683,652.82		69,888.09
Account Payable	1,998,286.37		171,260.46
Accrued Expenses			71,589.56
Income Tax Payable			4,751.29
Withholdings	110,194.73		16,657.11
Advance from Customer	3,983,306.60		3,517,050.00
Short Term Borrowings (11)	3,180,639.17		30,224.74
Current Portion of Long Term Debt (12)	100,000.00		200,000.00
II. Long-Term Liabilities		2,133,414.08		546,676.31
Long Term Borrowings (12)	350,000.00		500,000.00
bonds with stock warrants (13)	1,700,000.00
bond refunding premium	403,008.16
stock warrants adjustment	- 463,884.80
Severance and retirement benefits (14)	144,290.73		46,676.31
total LIABILITIES		13,189,493.78		4,628,097.57

Capital
4. capital		10,153,500.00		4,183,750.00
common stock capital (16)	10,153,500.00		4,183,750.00
II. CAPITAL SURPLUS		4,647,706.00
Capital in excess of par valus (16)	4,558,718.88
consideration for stock warrants (13)	88,987.12
III. Capital Adjustment		- 12,500.00		1,067,473.80
Aid-in capital in excess of par value (17)	- 12,500.00
Treasury Stock			- 5,276.20
Consideration for Stock Warrants			1,072,750.00
IV. accumulated other comprehensive income		- 1,980,497.25
Losses on sale of available for sale securities in investment assets (4,24)	- 1,980,497.25			-
V. deficit	-	- 10,594,281.65	-	- 1,441,413.73
1.undisposed deficit	- 10,594,281.65	-	- 1,441,413.73	-
total capital	-	2,213,927.10	-	3,809,810.07
total capital and liabilities	-	15,403,420.88	-	8,437,907.64

The commentary on financial statements is a part of the financial statement.

profit and loss statement
4th: 2008.1.1~2008.12.31
3rd: 2007.1.1~2008.12.31
BIOKHAN CO., LTD.
				unit(USD)
title	4th		3rd
I. Sales		23,061,381.70		1,465,846.13
Sales of Goods	22,230,547.70
Sales of Products	830,834.00		1,465,846.13
II. Cost of Sales		17,935,511.91		1,022,170.11
Cost of merchandise sales	17,240,441.93
Beginning inventory of merchandise
Purchases during the year (22)	19,853,361.56
Ending inventory of merchandise	- 2,612,919.63
Cost of finished goods sales	695,069.99		1,022,170.11
Beginning inventory of finished goods
Cost of finished goods manufactured (21)	1,361,517.96		1,022,170.11
Ending inventory of finished goods	- 666,447.98
III. Gross Profit(Loss)		5,125,869.79		443,676.02
IV. Selling & Administrative Expenses		7,402,915.47		1,932,947.56
Wages (21)	2,609,555.67		143,997.89
Retirement Pay (21)	91,604.00		28,288.82
Other employee benefits (21)	316,186.78		21,248.54
Travel & Transportation Expenses	118,112.34		13,751.03
Entertainment	195,868.04		18,366.89
Communication Expenses	35,643.72		2,722.24
Water	3,202.64		25.35

Electronic	7,748.74		261.05
Tax and dues(21)	419,025.59		22,598.01
Depreciation Expense(21)	454,955.36		24,017.57
Rent Paid (21)	476,731.07		5,000.00
Repair Cost	3,387.38
Insurance premium	44,284.36		4,451.48
Vehicles Maintenance Expenses	199,972.38		10,626.56
Ordinary research and development expenses	38,479.11		2,290.70
Movement expenses	1,337.00		2,500.00
Education &Training Expenses	139,368.10		1,344.31
Books and Printing Cost	15,315.40		1,195.52
Office Supplies	72,267.74		8,981.31
Expendables	1,173,451.55		45,160.82
Service Fees	327,545.59		3,580.00
Advertisement	16,120.00
Bad Debts Expenses	400,181.68		1,351.10
Building repairs and maintenance	58,062.00		160.18
Amortization of intangible assets	103,509.75		1,561,064.37
Entertainment(seminar)	80,999.51		9,626.00
Miscellaneous expenses			337.82
V. OPERATING INCOME(Loss)		- 2,277,045.68		-1,489,271.55
VI. NON-OPERRATING INCOME		84,879.92		5,263.49
Interest Expenses	40,045.36		2,722.53
Reversal of allowance for doubtful account			133.93
Rental income	6,500.00
Commission earned	7,798.18
Miscellaneous Revenues	30,536.38		2,407.02
VII. NON-OPERATING EXPENSE		6,960,702.16		31,166.58
Interest expense	325,420.96		31,166.08
Loss on foreign currency transaction	275,524.08
Other bad debt expenses	821,984.56
Losses on sale of available for sale securities in investment assets	48,255.59
Impairment losses on sale of available for sale securities in investment assets(4)	5,119,771.50
Loss on Disposition of Tangible Assets	13,540.03
Impairment losses on intangible assets	186,295.76
Donations	56,200.00
Miscellaneous Losses	113,709.68		0.50
VIII. INCOME BEFORE INCOME TAXES (Loss)	-	- 9,152,867.92		-1,515,174.64
IX. taxes (19)				8,263.71
X. Net Profit (Loss)		- 9,152,867.92		-1,523,438.35
XI.. Earnings Per Share (EPS) (20)
Basic Earnings Per Share (EPS)		- 0.58		- 1.28

The commentary on financial statements is a part of the financial statement.

fit disposition statement
4th: 2008.1.1~2008.12.31
3rd: 2007.1.1~2008.12.31
transaction expectation 2009.3.25 transaction confirm 2008.3.31
BIOKHAN CO., LTD.
				unit:USD
title	4th		3rd
I. undisposed deficit		10,594,281.65		1,441,413.73
1. unapropriated deficit at the end of the period	- 1,441,413.73		82,024.62
2. current (term) net loss	- 9,152,867.92	-	- 1,523,438.35
II. deficit disposition	-		-
III. unabsorbed loss carried forward to the following period		10,594,281.65		1,441,413.73

capital changed statement
4th: 2008.1.1~2008.12.31
3rd: 2007.1.1~2008.12.31
BIOKHAN CO., LTD.
						Unit:usd
title	capital share	capital surplus	capital adjustments	other comprehensive profit and loss accumulated amount	accumulated profit	total
2007.1.1(reported amount)	50,000.00				82,024.62	132,024.62
1. current (term) net loss					- 1,523,438.35	- 1,523,438.35
2. merger	2,320,000.00					2,320,000.00
3. increased paid-in capital	1,813,750.00		- 5,276.20			1,808,473.80
4. subscription deposits on new stocks			1,072,750.00			1,072,750.00
2007.12.31	4,183,750.00		1,067,473.80		- 1,441,413.73	3,809,810.07
2008.1.1(reported amount)	4,183,750.00		1,067,473.80		-1,441,413.73	3,809,810.07
1. merger	200,000.00	273,553.20				473,553.20
2. increased paid-in capital	5,769,750.00	4,285,165.68	- 1,067,473.80			8,987,441.88
3. bonds with stock warrants		88,987.12				88,987.12
4. treasury stock purchased			- 12,500.00			- 12,500.00
5. Losses on sale of available for sale securities in investment assets				-1,980,497.25		- 1,980,497.25
6. Net Profit (Loss)					- 9,152,867.92	-9,152,867.92
2008.12.31	10,153,500.00	4,647,706.00	- 12,500.00	- 1,980,497.25	-10,594,281.65	2,213,927.10

The commentary on financial statements is a part of the financial statement.

Cash Flow statement
4th: 2008.1.1~2008.12.31
3rd: 2007.1.1~2008.12.31
BIOKHAN CO., LTD.
			unit: USD
title	4th		3rd
I. CASH FLOWS FROM OPERATING ACTIVITIES		- 5,335,061.62		2,583,720.83
Net income	- 9,152,867.92	-	- 1,523,438.35
Addition Of Expenses Not Involving Cash Outflows	8,529,494.28		1,813,189.23
1. bad debt expenses	400,181.68		1,351.10
Depreciation	1,685,260.61		201,268.98
Amortization of intangibles	103,509.75		1,561,064.37
4.interest expenses (stock warrants adjustment amortization)	28,110.47
5. other bad debt expenses	821,984.56
Loss on disposal of property, plant and equipment	13,540.03
impairment losses on intangible assets	186,295.76
impairment losses on Available stock for Sale	5,119,771.50
loss on disposal of Available for Sale stock	48,255.59
retirement allowance	122,584.33		49,504.77
Deduction Of Revenues Not Involving Cash Inflows			- 133.93
reversal of allowance for doubtful accounts			133.93
Changes In Assets And Liabilities Resulting From Operations	- 4,711,687.98		2,294,103.88
Decrease(increase) in trade receivables	- 2,132,036.72		- 121,716.92
Decrease(increase) in receivables	- 85,480.44
Decrease(increase) in accrued income			- 2,263.56
Decrease(increase) in inventories	- 4,460,464.64		- 11,562.00
Decrease(increase) in advances paid	- 115,043.12		- 663,666.12
Decrease(increase) in prepaid taxes	- 7,924.70
Decrease(increase) in prepaid expenses	- 36,537.72
Decrease(increase) in tax	17,113.97		- 16,043.07
Increase(decrease) in trade payables	895,926.04		33,936.70
Increase(decrease) in payables	1,827,025.91		70,680.56

Increase(decrease) in income tax payable	- 4,751.29		- 1,445.04
Increase(decrease) in accrued expenses	- 71,589.56		51,419.67
Increase(decrease) in advances from customers	- 606,493.40		3,408,900.00
Increase(decrease) in accounts payable-other	93,537.62		- 437,470.73
Increase(decrease) in value added tax withheld			- 13,837.16
retirement payment	- 24,969.92		- 2,828.46
CASH FLOWS FROM INVESTING ACTIVITIES		- 10,433,223.85		- 6,609,788.99
Cash inflows from investing activities	3,700,009.25		99,211.17
decrease in short-term financial instruments	3,338,750.00
decrease in long-term financial instruments	5,278.49
disposal of Available for Sale stock	270,460.76
disposal of molds	18,000.00
decrease in deposit	67,520.00		99,211.17
Cash outflows for investing activities	- 14,133,233.10		- 6,709,000.16
increase in short-term financial instruments			3,413,750.00
increase in short-term loans	1,363,826.14		370,000.00
increase in long-term financial instruments			22,380.41
acquisition of Available stock for Sale	6,718,716.35
increase in long-term loans	700,000.00
acquisition of machinery and equipment	1,749,006.89		215,400.00
acquisition of vehicle and delivery equipment	17,372.73		10,128.17
acquisition of tools and funitures	33,883.10
acquisition of furniture	247,510.11		34,210.91
acquisition of equipment	391,448.82		49,500.00
acquisition of molds	771,736.36		134,727.27
increase in goodwill	147,974.88		1,549,556.48
increase in development expense	50,443.59		647,890.91
increase in industrial rights	150,000.00		1,096.00
increase in software	101,166.05		140,360.00
increase in deposit	1,690,148.10		120,000.00
CASH FLOWS FROM FINANCING ACTIVITIES		14,978,884.25		5,240,691.91
Cash inflows from financing activities	15,041,384.25	-	5,406,500.00	-
Proceeds from short-term borrowings	3,007,639.17	-		-
Proceeds from long-term borrowings		-	200,000.00	-
bond with subscription warrant issued	1,700,000.00	-		-

increased paid-in capital	10,333,745.08	-	4,133,750.00	-
subscription deposits on new stocks		-	1,072,750.00	-
Cash outflows for financing activities	- 62,500.00	-	- 165,808.09	-
redemption of current portion of long-term obligation	50,000.00	-		-
redemption of short term borrowing		-	160,531.89	-
acquisition of treasury stock	12,500.00	-		-
capital stock issue costs		-	5,276.20	-
IV. INCREASE (or DECREASE) IN CASH(I + II + III) (23)	-	- 789,401.21	-	1,214,623.76
decrease in cash cause by merger	-	- 458,630.56	-
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-	1,343,088.61	-	128,464.85
VI. CASH AT END OF YEAR	-	95,056.84	-	1,343,088.61

The commentary on financial statements is a part of the financial statement.

Notes to Financial Statement

As of Dec. 31, 2008

Bio Khan Co., Ltd.

1. Introduction of the Company

Introduction of BioKhan Co., Ltd. (hereinafter referred to as the "Company") is as follows:

(1) Established date: Mar. 04, 2005

(2) Major Business Contents: Manufacturing, sales, etc. of medical instruments

(3) Name of Representative: Kim Tae-hoon

(4) Location of Head Office and Factory: 18, Deokpo-dong, Sasang-gu, Busan Metropolitan City

(5) Capital Stock of the Company: 10,154 million won

(6) Major Shareholder of the Company: Lee Gyu-soo (19.7%)

2. Essential Accounting Principles

The financial statements of the Company had been prepared in accordance with the accounting principles generally accepted in the Republic of Korea including from No. 1 to No. 25 (excluding No. 14) of the Statements of Korean Financial Accounting Standards. The essential accounting principles that we adopted to generate the financial statements are same as those adopted to the financial statements of the former term.

The essential accounting principles that we adopted are described as below.

(1) Revenue Recognition Standard

The Company recognizes revenue for sales of goods and products when they are delivered and that of others when revenue acquisition process has been completed, the amount of revenue can be reliably measured and it is very much probable that future economic benefits will flow into the Company.

(2) Cash and cash equivalents

The Company classifies those financial instruments that are readily convertible into cash with bear low risks from changes in value due to interest rate fluctuations and maturity (or date of repayment) of three months or less at the time of purchase as cash and cash equivalents.

(3) Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts based on the past experience rate on doubtful accounts and estimates in the future for the balances such as account receivables and indicates it in a format to deduct it from the related assets.

(4) Valuation of Securities

The Company calculates acquisition cost of securities (excluding investment on securities with equity method) from market price of cost provided for acquisition of securities plus auxiliary expenses for acquisition, and classifies them into trading securities, held-to-maturity securities and available-for-sale securities according to purpose of acquisition and nature by applying gross average method to them. Valuation methods that the Company applies are described as below.

 Valuation of Trading Securities

Trading securities refer to those having frequent buying and selling mainly for short term margin, of which fair values are indicated on the balance sheet and unrealized holding gain or loss are indicated as non-operating revenues or non-operating expenses for Gain on Valuation of Trading Securities or Loss on Valuation of Trading Securities.

‚ Valuation of Held-to-maturity Securities

Held-to-maturity securities refer to debt securities of which amount and time of repayment for principle and interest have been confirmed or may be confirmed by commitment and are classified into held-to-maturity securities, investment assets, if they have aggressive intention and capability to be held until maturity. However, those held-to-maturity securities that will be matured within 1 year from the date of have balance sheet are classified into current assets.

Acquisition costs of held-to-maturity securities are indicated on the balance sheet. If acquisition costs are different from nominal values, the differences are added to or deducted from acquisition costs and interest incomes by applying effective interest method to them throughout the repayment period. In addition, if recoverable amount of held-to-maturity securities is smaller than the acquisition cost after depreciation, the difference is treated as non-operating loss for Held-to-Maturity Securities Impairment Loss and the recoverable amount after deducting impairment loss is indicated on the balance sheet. However, if recovery of deducted Held-to-Maturity Securities Impairment Loss is objectively related to the incident occurred after recognition of such impairment loss, the recovered amount is treated as non-operating income for Reversal of Held-to-Maturity Securities Impairment Loss with the limit that becomes acquisition cost after depreciation as of recovery date if impairment loss is not recognized.

ƒ Valuation of Available-for-sale Securities

Those securities that are not classified into trading securities or held-to-maturity securities are classified into available-for-sale securities, i.e. investment assets. However, those available-for-sale securities that will be matured within 1 year from the date balance sheet or almost surely disposed with selling, etc. are classified into current assets.

Fair values of the available-for-sale securities are indicated on the balance sheet. However, if it is difficult to reliably measure fair values of share securities without marketability, acquisition costs are valuated as fair values. For the debt securities without market values, those amounts evaluated with discount rate considering reasonable credit ratings for the future cash flows by the reliable credit rating institute are valuated to the fair values. On the other hand, for those beneficiary securities without marketability, their standard prices suggested by the fund operation companies are valuated into the fair values. Unrealized holding loss/gain from the available-for-sale securities are treated as accumulated other inclusive gain/loss for Gain(or Loss) on Valuation of Available-for-sale Securities.  In addition, if the fair value is decreased and has no possibility to be recovered, differences between book values and fair values of the relevant available-for-sale securities are treated as non-operating expenses for Available-for-Sale Securities Impairment Loss, and gain (or loss) on valuation of available-for-sale securities for the said available-for-sale securities are deducted from (or added to) the Available-for-Sale Securities Impairment Loss. However, if recovery of deducted Available-for-sale Securities Impairment Loss is objectively related to the incident occurred after recognition of such impairment loss, the recovered amount is treated as non-operating income for Reversal of Available-for-sale Securities Impairment Loss with the limit that becomes acquisition cost after depreciation as of recovery date if impairment loss is not recognized.

(5) Inventories Assessment

The Company determines the quantities of inventories using the perpetual method and actual inventory count at the end of the term, and valuates the costs of inventories with acquisition cost determined using the gross average method. However, if market price is lower than the acquisition cost, the market price is indicated on the balance sheet. Market prices of products and goods in process out of inventories are stated with net realizable values while those of raw materials are stated with current replacement cost. If, however, the valuation loss when the market price is lower than the book value and loss from inventory shrinkage generated normally are added to the cost of goods. If the circumstances which caused the valuation loss due to application of lower of cost or market cease to exist and new market price becomes higher than the book value, the valuation loss is reversed up to the original carrying amount before valuation and the said reversal is deducted from cost of sales.

(6) Valuation of Tangible Assets and Depreciation Method

The Company states the tangible assets with acquisition cost and deducts the accumulated depreciation calculated according to estimated depreciation range and depreciation method below from the acquisition cost.

Title of Account	Estimated Depreciation Range	Depreciation Method
Building	40 years	Straight-Line Method
Machinery & Equipment	5~10 years	Fixed Percentage Method
Others	5 years

The Company adds the expenses out of cost of repairs which expand Estimated Depreciation Range or practical value of assets to the cost of the relevant assets and treats those expenses to simply recover original state or maintain efficiency of the assets as the cost of the term.

In case the future economic efficiency of tangible assets is likely to be considerably lower than the book value due to obsolescence of fast decrease of market value of the tangible assets and estimated total cash flow in the future expected from use and disposition of the said tangible assets is lower than the book value, the Company adjusts the book value with recoverable value of asset and treats the difference as impairment loss.

In addition, the Company states interest costs used for production, purchase, construction or development of tangible assets or other similar financial costs as costs at the time of occurrence.

(7) Goodwill and Negative Goodwill

The Company puts the amount that the fair value of recognizable net assets acquired from the target company exceeds our share into the goodwill, which will be depreciated with fixed percentage method for 5 years and deducted directly from the acquisition cost. However, if recoverable value of the goodwill is lower than the book value and the deficient amount is considerable, the Company treats it as impairment loss.

(8) Valuation of Intangible Assets and Depreciation Method

The Company states the costs out of those related to development activities that comply with specific requirements and have a certain future economical efficiency as intangible assets for development costs and others as cost of manufacture or selling and administrative expenses for Development Expenses. In addition, the Company states the costs related to research activities as selling and administrative expenses for Research Expenses.

The Company depreciates the development expenses stated as intangible assets for 5 years from the moment when the related product, etc. are available for selling or using and treats the depreciation as Amortization Expenses on Other Intangible Assets out of selling and administrative expenses.

For the intangible assets except for goodwill and development expenses, the Company puts the amount including production cost or purchasing cost of the assets plus auxiliary acquisition cost into the acquisition cost, which will be depreciated with fixed percentage method for estimated depreciation range from the moment when the assets are available for use and stated as the balances directly deducted by the related depreciation.

Title of Account	Estimated Depreciation Range
Industrial Property	10 years
Software	5 years

In case recoverable value of intangible assets is considerably lower than the book value due to obsolescence of fast decrease of market value of the intangible assets, the Company adjusts the book value with recoverable value of asset and treats the difference as impairment loss.

(9) Bonds With Stock Warrants

The Company keeps account for Bonds With Stock Warrants with liability part and capital part separated. Liability part is recognized with current value of normal bond without any stock warrant, while capital part that is calculated by deducting liability part from the issued value of bond is put into the Additional Paid-in and Other Capital as cost of Bonds With Stock Warrants. Liability part is depreciated using effective interest rate while capital part is not measure again after initial measurement.

(10) Provisional Liability for Severance Benefits

The Company puts the whole amount of estimate severance benefits (larger one out of those calculated upon Labor Act and Regulation of Severance Benefits of the Company) to be paid when the regular employees who work for 1 year or more as of the date of balance sheet retire into the Provisional Liability for Severance Benefits.

(11) Translation of Assets and Liabilities Denominated in Foreign Currencies

The Company records all of transactions by translating them with exchange rate at the time of transaction and recognizes gains or loss on foreign currency transaction generated from the results of such transactions as gain or loss at the time of transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect at the balance sheet date and treated as gain/loss of the term for Gains or Losses on Foreign Currency Translation.

(12) Share-Based Compensation

The Company grants the directors and employees and other transaction parties stock options. In case of stock settled share-based compensation, the Company measures fair value of goods or services to be provided and keeps account for the amount as compensation cost and capital (capital adjustment). If, however, it is impossible to reliably measure the fair value of the goods or services to be provided, the Company measures fair value of goods or services indirectly based on granted fair value of the shared goods and keeps account for the amount as compensation cost and capital (capital adjustment). In case of cash settled share-based compensation, the Company measures fair value of liability with goods or services to be provided and liability to be borne for the cost. In addition, the company measures the fair value of liability again at the balance sheet date and final settlement date until the liability has been settled, and keeps account for the change of fair value as cost of compensation. However, for non-public company, the fair value is measured with intrinsic value of liability. Moreover, in case of optional share-based compensation where the Company or transaction party may select cash settled or stock settled type, the Company keeps account according to practice of the transaction.

(13) Income Tax and Deferred Income Tax Assets (Liabilities)

The Company recognizes deferred income tax assets and liabilities for temporary differences due to differences of book value and taxable amount for assets and liabilities. Deferred tax assets and liabilities are measured as income taxes to be reduced or additionally borne in the future due to elimination, etc. of the temporary differences in the future. Effect on income tax from temporary differences is reflected into the income tax expense for the accrued period, while that of the temporary differences related to the account to be directly reflected to capital account is reflected into the related capital account. Deferred income tax assets are recognized as assets when it is expected to realize their income tax reduction with sure taxable income accrued in the future, while for deficit carried over and tax credit carried over, deferred income tax assets are recognized within scope of sure taxable income toe be accrued during future period when carried out credit can be utilized. Deferred tax assets and liabilities are classified into current and fixed accounts on the balance sheet, and they are represented as setoff amount respectively within the same current and fixed accounts.

3. Restricted Deposits for Use

Restricted deposits for use as of the end of the term and former term are described as follows:

(Unit: 1,000 won)
Title of Account	This Term	Former Term	Restriction on Use
Cash and Cash Equivalents	1,409	-	Provisional Attachment
	49,732	-	Pledge Establishment
Short-term Financial Instruments	60,000	-	Pledge Establishment
Long-term Financial Instruments	40,722	46,000	Insured Deposit
Total	151,863	46,000

4. Available-For-Sale Securities

Available-for-sale securities as of the end of the term and former term are described as follows:

(Unit: 1,000 won)
Company Name	No. of Shares	Share Ratio (%)	Acquisition Cost	Fair Value	Book Value
GS Khan Co., Ltd. (*1)	25,500	100	400,000	-	-
Shinyoung D&I Co., Ltd. (*1)	6,000	40	1,040,000	60,000	60,000
Trinity Co., Ltd.(*2)	2,237,850	4.36	6,000,000	279,731	279,731
Total				339,731	339,731

(*1) Although the Company may have material effect on for the stocks above, equity method is not applied on them since the companies are small with less than 7 billion won of total assets and there is no material difference due to change of shares.

In addition, as the recoverable amount as of the balance sheet date is lower than the acquisition cost, 1,380 million won has been recognized as Available-for-Sale Securities Impairment Loss of the term.

(*2) Since they are marketable stocks of which fair value as of the balance sheet date is 280 million won and difference 5,720 million won between book value and fair value has no possibility to be recovered, 3,740 million won has been recognized as Available-for-Sale Securities Impairment Loss of the term.

5. Insure Subscriptions

(1) Insure subscriptions at the end of the term are described as below.

(Unit: 1,000 won)
Type of Insure	Insured Assets	Book Value	Insurance Money	Insurer
Fire Insurance	Building	328,858	1,050,000	LIG Insurance Co., Ltd.
	Machinery & Equipment, etc.	1,982,013	1,080,000
	Inventories	2,051,000	3,000,000

(2) The Company has subscribed in liability insurance and comprehensive insurance for vehicles, and occupational disaster, employment and health insurances for the employees in addition to those described above.

6. Pledged Assets, etc.

(1) Pledged assets for debts of the Company as of the end of the term are described as below.

(Unit: 1,000 won)
Pledged Assets	Book Value	Pledged Amount	Type of Loan	Loan Amount	Pledgee
Land & Building	433,661	650,000	Long Term Loan	450,000	Kukmin Bank

(2) Certifications that were provided by the Company for others except for special affiliations are described as follows:

(Unit: 1,000 won)
Surety	Security Limit	Content	Certifier
Buyer	50,000,000	Recovery of Trade Receivables	Hyosung Capital (Former Starlease)

(3) Pledges and certifications as of the end of the term that the Company has been provided from others except for special affiliations are described as below.

(Unit: 1,000 won)
Type	Provider	Certified Amount	Type of Borrowings	Borrowings	Surety
Certification	Kibo Technology Fund	170,000	Short-term Borrowings	200,000	Kukmin Bank
Certification	Korea Credit Guarantee Fund	680,000	Short-term Borrowings	800,000	Kukmin Bank
Certification	Korea Credit Guarantee Fund	297,500	Short-term Borrowings	350,000	Kukmin Bank

7. Declared Land Prices of Retained Lands

Declared land prices of retained lands possessed by the Company as of the end of the term and former term are described as below.

(Unit: 1,000 won)
Location	This Term			Former Term
	Area (m2)	Book Value	Declared Land Price	Area (m2)	Book Value	Declared Land Price
Deokpo-dong, Sasang-gu, Busan Metropolitan City	135	104,803	135,000	135	104,803	128,790

8. Change of Tangible Assets

Changes of tangible assets of the Company during this term and former term are described as below.

<This Term>

(Unit: 1,000 won)
Title of Account	Opening Book Value	Acquisition	Increase from Merge	Disposition	Depreciation Expenses	Ending Book Value
Land	104,803	-	-	-	-	104,803
Building	337,807	-	-	-	-8,949	328,858
Machinery & Equipment	768,460	1,749,007	-	-	-1,097,371	1,420,096
Vehicles	9,940	17,372	3,340	-	-9,053	21,599
Tools	2,097	33,883	-	-	-13,712	22,268
Office Equipment	42,994	247,510	23,912	-	-104,739	209,677
Facility	72,914	391,448	6,756	-	-118,878	352,240
Mould	108,959	771,736	-	-31,540	-332,556	516,599
Total	1,447,974	3,210,956	34,008	-31,540	-1,685,258	2,976,140

<Former Term>

(Unit: 1,000 won)
Title of Account	Opening Book Value	Acquisition	Disposition	Depreciation Expenses	Ending Book Value
Land	104,803	-	-	-	104,803
Building	346,010	-	-	-8,203	337,807
Machinery & Equipment	694,863	215,400	-	-141,803	768,460
Vehicles	6,168	10,128	-	-6,356	9,940
Tools	3,574	-	-	-1,477	2,097
Office Equipment	16,478	34,210	-	-7,694	42,994
Facility	33,381	49,500	-	-9,967	72,914
Mould	-	134,727	-	-25,768	108,959
Total	1,205,277	443,965	-	-201,268	1,447,974

9. Goodwill

Changes of goodwill during the term are described as below.

(Unit: 1,000 won)
Type	Amount
Increase during the Term	347,975
Depreciated Amount during the Term	-40,530
Impairment loss recognized during the Term	-186,296
Ending Value	121,149

10. Intangible Assets

Changes of intangible assets occurred during the term and former term are described as below and put into the profit and loss statement as Amortization Expenses on Intangible Assets.

(Unit: 1,000 won)
Description	This Term				Former Term
	Development Expenses	Industrial Properties	Software	Total	Development Expenses	Industrial Properties	Software	Total
Opening Value	647,891	1,315	128,930	778,136	-	219	-	219
Increase	50,443	150,000	101,166	301,609	647,891	1,096	128,930	777,917
Depreciation	-	-28,467	-34,512	-62,979	-	-	-	-
Ending Value	698,334	122,848	195,584	1,016,766	647,891	1,315	128,930	778,136

11. Short-term Borrowings

Particulars of short-term borrowings, etc. as of the end of the term and former term are described as below.

(Unit: 1,000 won)
Type	Lender	Annual Interest Rate as of the end of the Term (%)	Amount
			This Term	Former Term
Working Capital	Shinhan Bank	7.97	500,000	-
Working Capital	Hana Bank	9.03	552,867	-
Working Capital	Kukmin Bank	10.31	800,000	-
Working Capital	Kukmin Bank	10.31	350,000	-
Working Capital	Kukmin Bank	8.81	200,000	-
Working Capital	Kukmin Bank	6.52	200,000	-
Working Capital	Kyongnam Bank	11.04	71,176	30,225
Special Affiliations, etc.	Kim Tae-hoon, etc.	-	506,596	-
Total			3,180,639	30,225

For the borrowings above, the Company has provided cash and cash equivalents, real estates, etc. as pledges and received certifications from Korea Credit Guarantee Fund, etc. (See Notes 3 and 6.)

12. Long-term Borrowings

(1)

Particulars of long-term borrowings as of the end of the term and former term are described as below.

(Unit: 1,000 won)
Type	Lender	Annual Interest Rate as of the end of the Term (%)	Amount
			This Term	This Term
Loan for Facility Fund	Kukmin Bank	4.9	450,000	500,000
Loan for Working Capital	Kukmin Bank	-	-	200,000
Subtotal			450,000	700,000
Replacement for Liquidity			-100,000	-200,000
Total			350,000	500,000

For the borrowings above, the Company has provided own real estates as pledges.

(See Note 6.)

(2)

Annual redemption plan for the long-term borrowings above is described as below.

(Unit: 1,000 won)
Year	Amount
2009.1.1 ~ 2009.12.31	100,000
2010.1.1 ~ 2010.12.31	100,000
2011.1.1 ~ 2011.12.31	100,000
2012.1.1 ~ 2012.12.31	100,000
2013.1.1	50,000
Total	450,000

13. Bonds With Stock Warrants

(1) Particulars of Bonds With Stock Warrants of the Company as of the end of the term are described as below.

(Unit: 1,000 won)
Type	Issued Date	Expiry Date	Amount
The 1st Private Bonds With Stock Warrants	10/23/2008	10/23/2011	1,000,000
The 2nd Private Bonds With Stock Warrants	10/24/2008	10/24/2011	200,000
The 3rd Private Bonds With Stock Warrants	10/24/2008	10/24/2011	500,000
Total			1,700,000

(2) Issue value of the 1st Private Bonds With Stock Warrants above is 1,000 million won and it is possible to request conversion of them in a rate of 700 won exercise price per one common share from the issued date to the day before expiry date. Coupon rate and Yield to Maturity of these Bonds With Stock Warrants are 0.0% and 8.5% respectively. The Company calculated 66 million won of consideration for stock warrants by applying 11% of market interest rate when issuing general bonds and puts it into Additional Paid-in and Other Capital.

(3) Issue value of the 2nd Private Bonds With Stock Warrants above is 200 million won and it is possible to request conversion of them in a rate of 700 won exercise price per one common share from the issued date to the day before expiry date. Coupon rate and Yield to Maturity of these Bonds With Stock Warrants are 0.0% and 9.5% respectively. The Company calculated 8 million won of consideration for stock warrants by applying 11% of market interest rate when issuing general bonds and puts it into Additional Paid-in and Other Capital.

(4) Issue value of the 3rd Private Bonds With Stock Warrants above is 1,000 million won and it is possible to request conversion of them in a rate of 700 won exercise price per one common share from the issued date to the day before expiry date. Coupon rate and Yield to Maturity of these Bonds With Stock Warrants are 6.0% and 9.5% respectively. The Company calculated 15 million won of consideration for stock warrants by applying 11% of market interest rate when issuing general bonds and puts it into Additional Paid-in and Other Capital.

14. Liabilities on Provision for Severance Benefits

Changes of liabilities on provisional severance benefits of the Company during the term and former term are described as below.

(Unit: 1,000 won)
Type	Opening Balance	Contribution	Payment	Ending Balance
This Term	46,676	122,584	-24,970	144,290
Former Term	-	49,504	-2,828	46,676

15. Contingent Liabilities and Commitment

Major commitments that the Company has contracted as of the end of the term are described as below.

(Unit: 1,000 won)
Description	Limit	Client
Maximum Guarantee Limit	500,000	Kukmin Bank
Maximum Guarantee Limit	75,000	Seoul Guarantee Insurance

16. Common Share Equity, etc.

(1) Total number of shares to be issued by the Company, number of issued shares and price per share are 200,000,000 shares, 20,307,000 shares and 500 won, respectively.

(2) Changes of capital during the term are as below.

(Unit: 1,000 won)
Opening	No. of Shares	Capital
Baseline	836,750	4,183,750
Stock Split (*)	7,530,750	-
Merge	400,000	200,000
Issue of New Share to be Purchased	11,539,500	5,769,750
Ending	20,307,000	10,153,500

(*) Stock split had been executed in a ratio of 1:10.

Additional Paid-in Capital of the Company has been increased by 4,564 million won due to Issue of New Share to be Purchased above, etc.

17. Treasury Stock

The Company acquired 25,000 treasury stocks during the term.

18. Income Tax Expenses, etc.

Particulars of . Income Tax Expenses, etc. as of the term and former term are described as below.

(1)

Composition of Income Tax Expenses

(Unit: 1,000 won)
Type	This Term	Former Term
Income Tax Incidence of the Term	-	8,264
Income Tax Expenses	-	8,264

(2)

Particulars of major tax reconciliations between accounting income and taxable income as of the term are described as below.

(Unit: 1,000 won)
Description	Temporary Difference	Non-Temporary Difference	Total
<Taxable Items and Non-Deductible>
Entertainment	-	145,965	145,965
Consideration for Stock Warrants	-	403,008	403,008
Other Bad Debt Expenses	-	50,000	50,000
Allowance For Bad Debts	1,126,297	-	1,126,297
Available-for-Sale Securities Impairment Loss	5,173,772	-	5,173,772
Intangible Assets	186,296	-	186,296
Liabilities on Provision for Severance Benefits	64,868	-	64,868
Premium on Bond Redemption	403,008	-	403,008
Loss on Valuation of Available-for-Sale Securities	198,497	-	198,497
Total	7,152,738	598,973	7,751,711
<Deductions That are not Expenses and Exclusion from Gross Income>
Prepaid Expenses	1,434	-	1,434
Stock Warrants Adjustment	463,885	-	463,885
Liabilities on Provision for Severance Benefits	37,829	-	37,829
Total	503,148	-	503,148

(3)

Particulars of increases and decreases for major accumulated temporary differences as of the term are described as below.

(Unit: 1,000 won)
Type	Opening Balance	Increase	Decrease	Ending Balance
Prepaid Expenses	1,434	-	1,434	-
Liabilities on Provision for Severance Benefits	37,828	64,868	37,828	64,868
Depreciation Expenses	8,980	-	-	8,980
Allowance for Bad Debts	-	1,126,297	-	1,126,297
Available-for-Sale Securities Impairment Loss	-	5,173,772	-	5,173,772
Loss on Valuation of Available-for-Sale Securities	-	198,497	-	198,497
Impairment Losses on Intangible Assets	-	186,296	-	186,296
Premium on Bond Redemption	-	403,008	-	403,008
Stock Warrants Adjustment	-	-463,885	-	-463,885
Total	48,242	6,688,853	39,262	6,697,833

(4)

Particulars of Deferred Income Tax Assets and Liabilities based on gross amount before setting off as of the term are described as below.

Title of Account	Temporary Difference	Limitation of Temporary Difference		Deferred Income Tax Assets (Liabilities)
		Liquidity	Non-liquidity	Liquidity	Non-liquidity
Liabilities on Provision for Severance Benefits	64,868	-	64,868	-	14,271
Depreciation Expenses	8,980	-	8,980	-	1,976
Allowance for Bad Debts	1,126,297	-	1,126,297	-	247,785
Available-for-Sale Securities Impairment Loss	5,173,772	-	5,173,772	-	1,138,230
Loss on Valuation of Available-for-Sale Securities	198,497	-	198,497	-	43,669
Impairment Losses on Intangible Assets	186,296	-	186,296	-	40,985
Premium on Bond Redemption	403,008	-	403,008	-	88,662
Subtotal of Temporary Difference to be deducted	7,161,718	-	7,161,718	-	1,575,578
Stock Warrants Adjustment	(463,885)	-	(463,885)	-	(102,055)

Total	6,697,833	-	6,697,833	-	1,473,523

As it is not expected for the future taxable income having enough effect on income tax reduction from the temporary difference, the Company did not recognize it as the Deferred Income Tax Asset.

19. Earnings per Share

Particulars of Earnings per Share as of the end of the term and former term are described as below.

(1)

Calculation of Weighted Average Number of Share Outstanding is described as below.

Type	This Term	Former Term
Number of Issued Shares	15,856,888 Shares	1,189,918 Shares

Weighted Average Number of Shares Outstanding	15,838,036 Shares	1,189,918 Shares

(2)

Calculation base of earnings per share is as follows:

Type	This Term	Former Term
Net Loss of Common Share	9,152,867,917 won	1,523,438,352 won
Weighted Average Number of Share Outstanding	15,838,036 Shares	1,189,918 Shares
Loss per Share	578 won	1,280 won

Although loss per share on the financial statements of the former term was 12,814 won, but it has been corrected due to stock split during the term.

20. Merge

The Company has merged Dentiwell Co., Ltd. and Prime Dental Co., Ltd. during the term, from which 347 million won of goodwill has accrued, and essentials on merges are described as below.

(1)

Main Description

Target Company	Dentiwell Co., Ltd.	Prime Dental Co., Ltd
Accounting Method for Corporate Merge	Purchase Accounting	Purchase Accounting
Date of Corporate Merge	Feb. 02, 2008	May 30, 2008

(2) Summarized financial statements of the target companies as of the merge date are as follows:

 Summarized Balance Sheet - USD

(Unit: 1,000 won per 1 USD)
Assets		Liabilities and Stockholders’ Equity
Total Assets	1,197,364	Total Liabilities	717,839
		Total Stockholders’ Equity	479,525
		Total Liabilities and Stockholders’ Equity	1,197,364

‚ Summarized Profit and Loss Statement - USD

(Unit: 1,000 won per 1 USD)
Type	Amount
Sales	752,290
Gross Profit	179,879
Income Before Income Tax Expenses	14,595
Net Income	14,595

21. Matters required for Calculation of Value Added Tax

Title of accounts and amounts required for calculation of value added taxes during the term and former term are as follows:

<This Term>

(Unit: 1,000 won per 1 USD)
Title of Account	Cost of Manufacture	Selling and Administrative Expenses	Total
Salaries Expenses	515,949	2,609,556	3,125,505
Severance Benefits	36,529	91,604	128,133
Employee Benefits	29,770	316,187	345,957
Taxes and Dues	16,816	419,025	435,841
Depreciation Expenses	1,230,305	454,955	1,685,260
Rental Expenses	217,118	476731	693,849
Total	2,046,487	4,368,058	6,414,545

<Former Term>

(Unit: 1,000 won per 1 USD)
Title of Account	Cost of Manufacture	Selling and Administrative Expenses	Total
Salaries Expenses	240,639	143,998	384,637
Severance Benefits	21,216	28,289	49,505
Employee Benefits	16,629	21,249	37,878
Taxes and Dues	-	22,599	22,599
Depreciation Expenses	177,251	24,018	201,269
Rental Expenses	-	5,000	5,000
Total	455,735	245,153	700,888

22. Essential Transactions with Special Affiliations

(1) Essential transactions with special affiliations during the term are as follows:

(Unit: 1,000 won per 1 USD)
special affiliations	Transaction	Amount
GS Khan Co., Ltd.	Purchase of Goods	887,389

(2) Particulars of credits and debts with special affiliations as of the term and former term are as follows:

(Unit: 1,000 won)
special affiliations	This Term		Former Term
	Title of Account	Amount	Title of Account	Amount
GS Khan Co., Ltd.	Short-term Loans	312,265
	Accounts Payable	272,532
Shareholders	Short-term Loans	225,527	Short-term Loans	369,000

(3) Particulars of pledges and certificates that the Company has been provided from the special affiliations as of the term are as follows:

(Unit: 1,000 won per 1 USD)
Special Affiliations	Pledged Assets	Type of Borrowings	Amount of Borrowing	Pledgee
Shareholders	Shares (*)	Short-term Borrowings	500,000	Shinhan Bank

(*) Shares of the Company possessed by the provider have been provided as pledges.

23. Statement of Cash Flows

Major transactions without input and output of cash that was not reflected on the statement of cash flows as of the term and former term are as follows:

(Unit: 1,000 won per 1USD)
Type	This Term	Former Term
Setoff between Short-term Borrowings and Short-term Loans	42,225	-
To redeem short loans with available-for-sale securities	1,040,000	-
To replace long-term borrowings with liquidity	100,000	200,000

24. Comprehensive Profit and Loss Statement

Comprehensive profit and loss of the Company during the term and former term are as below.

(Unit: 1,000 won per 1 USD)
Type	This Term	Former Term
Net Loss	(9,152,868)	(1,523,438)
Loss on Valuation of Available-for-Sale Securities	(1,980,497)	-
Comprehensive Loss of the Term	(11,133,365)	(1,523,438)

25. Essential Matters occurred after Balance Sheet Date

(1) Issue of New Shares to be Purchased

The Company has a plan to issue 1,000,000 common shares with 500 won of nominal value through resolution of the board of directors on Feb. 1, 2009 in order to use working fund, etc., from which shareholders’ equity will be increased by 500 million won.

(2) Stock Exchange Agreement

The Company signed stock exchange agreement with Corpus Resources Corporation (hereinafter referred to as "CRC"), an American company listed on NASDAQ, on Jan. 2, 2009 in a ratio of 1 share of the Company versus 1 share of CRC, which has been approved on the extraordinary shareholders meeting on Jan. 9, 2009. As a result, total number of shares to be issued by the Company as of the term will be exchanged with those of CRC.

26. Regeneration of the Financial Statements of Former Term

The financial statements of former term indicated for comparison uses the regenerated financial statements after approved at the general meeting of shareholders on Mar. 25, 2008

27. Significant Uncertainty on Going-concern Assumption

The financial statements of the Company have been generated under an assumption that the company will survive as a going-concern, Thus accounting of assets and liabilities of the company has been conducted under an assumption that they could be recovered with book values or repaid through normal business activities. However, let loss of the Company is 9,513 million won and the current liabilities at the end of the term exceeds the current assets by 2,538 million won. These situations suggest crucial questions on competence of the company to survive as a going-concern.

For the matter of survival as a going-concern as mentioned above, the Company has a plan to raise up fund through extension of the existing short-term borrowings, issue of new shares to be purchased, etc., and executes management improvement plan through deployment of aggressive sales activities, etc. Under the circumstances that some questions arise on feasibility of going-concern assumption for preparation of financial statements of the Company, there exists a crucial uncertainty to control the feasibility depending upon success or failure of fund raising plan required for debt redemption and other financial demands and financial and management improvement plan to achieve stable ordinary income.

If there is any miscarriage on the plans and the Company will be difficult to survive as a going-concern, assets and liabilities of the Company might not be recovered with book values or repaid through normal business activities. The amounts and identifications of assets and liabilities that may accrued when going-concern assumption is not reasonable as a result of such uncertainty and related corrections on profit and loss items are not reflected to the financial statements above.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Corpus Resources Corporation

/s/ Jai Woo Lee

Jai Woo Lee, President, CEO, CFO & Director

May 14, 2009

/s/ Hye Kyung Lee

Hye Kyung Lee, Secretary & Director

May 14, 2009