Form 20-F
period 2009-12-31
BLUE MARBLE MEDIA CORP.
filed 2010-06-23
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  333-102931

BLUE MARBLE MEDIA CORP

(formerly Neomedyx Medical  Corp. and Corpus Resources Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1500 E. Tropicana Ave., Suite 100, Las Vegas, Nevada, 89119

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report:

30,472,727 common shares

Indicate by check mark if the registrant is a well-known seasoned  issuer, as defined in Rule 405 of  the Securities Act.  ☐  Yes    ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes    ☑  No

i

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐  Large accelerated filer    ☐  Accelerated filer    ☑  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

☐

International Financial Reporting Standards as issued

☐

Other

☑

By the International Accounting Standards Board

If “Other” has been checked in response to previous questions, indicate by check mark which financial statement item the registrant has elected to follow.  ☑  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act.  ☐  Yes    ☑  No

ii

TABLE OF CONTENTS

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

1

ITEM 2 - Offer Statistics and Expected Timetable

1

ITEM 3 – Key Information

1

FORWARDING LOOKING STATEMENTS

4

ITEM 4 - Information on the Company

4

ITEM 5 - Operating and Financial Review and Prospects

6

ITEM 6 - Directors, Senior Management and Employees

8

ITEM 7 - Major Shareholders and Related Party Transactions

10

ITEM 8 - Financial Information

13

ITEM 9 - The Offer and Listing

13

ITEM 10 - Additional Information

15

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

17

ITEM 12 - Descriptions of Securities Other than Equity Securities

17

PART II

ITEM 13 - Defaults, Dividend Arrearages and Delinquencies

17

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

17

ITEM 15 - Controls and Procedures

17

ITEM 16A - Audit Committee Financial Expert

18

ITEM 16B - Code of Ethics

19

ITEM 16C - Principal Accountant Fees and Services

19

ITEM 16D - Exemptions from the Listing Standards for Audit Committees

20

ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers

20

PART III

ITEM 17 - Financial Statements

20

ITEM 18 - Financial Statements

20

ITEM 19 – Exhibits

21

SIGNATURE

22

iii

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A.    Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

STATEMENT OF OPERATIONS (in U.S. dollars) - Select information

	Fiscal Year Ended December 31
	2009	2008	2007	2006	2005

Operating expenses
General and administration	$337,074	$142,774	$93,158	$136,089	$10,317

Income (Loss) from continuing operations	(121,795)	(142,774)	(93,158)	(136,089)	(10,317)
Loss from discontinued operations	-	-	-	-	(362,212)

Net income (loss) for period	(121,795)	(142,774)	(93,158)	(136,089)	(372,529)
Other comprehensive loss	-	14,622	(24,451)	(68)	(2,358)
Comprehensive loss	$(121,795)	$(128,152)	$(117,609)	$(136,157)	$(374,887)

Weighted average number of common shares	28,322,045	20,102,861	5,642,725	5,642,725	4,162,245

Basic and diluted loss per common shares
Continued operations	$(0.00)	$(0.01)	$(0.02)	$(0.02)	$(0.00)
Discontinued operations	-	-	-	-	(0.08)
	$(0.00)	$(0.01)	$(0.02)	$(0.02)	$(0.08)

BALANCE SHEETS (in U.S. dollars)

	Fiscal Year Ended December 31
	2009	2008	2007	2006	2005

Cash and cash equivalents	$754	$10,418	$12,027	$210	$429
Accounts receivable	-	-	2,969	-	752
Prepaid expenses	-	15,516	1,000	1,000	-
Total current assets	754	25,934	15,996	1,210	1,181

Property, plant and equipment	-	-	-	-	-
Licenses	-	-	-	-	-
Total assets	$754	$25,934	$15,996	$1,210	$1,181

Accounts payable and accrued liabilities	114,279	123,903	149,329	74,324	77,953
Due to related parties	150,019	98,905	180,264	132,401	100,086
Loan payable to Biokhan	-	144,875	-	-	-

Shareholders’ deficiency	(263,544)	(341,749)	(313,597)	(205,515)	(176,858)
	$754	$25,934	$15,996	$1,210	$1,181

We undertake our transactions in Canadian (Cdn) dollars and records and reports our operations in US dollars.  Fluctuations in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and distributed in respect of cash dividends paid out or other distributions paid in Cdn dollars by us. We have never paid out a dividend to our shareholders.

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn. dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

Period	Average(1)
2005	$1.2116
2006	$1.1341
2007	$1.0748
2008	$1.0671
2009	$1.1420

Note:

(1)

The average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended August 31, 2009	$1.1121	$1.0670
Month ended September 30, 2009	$1.1103	$1.0591
Month ended October 31, 2010	$1.0961	$1.0251
Month ended November 30, 2009	$1.0830	$1.0427
Month ended December 31, 2009	$1.0748	$1.0366
Month ended January 31, 2010	$1.0695	$1.0225

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2009, we had cash in the amount of $754. We currently have no operations or income.

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

We are dependent on Jai Woo Lee, Chairman and Director of the Company, to implement our business plan and the loss of his services may have a negative effect on our ability to timely and successfully implement our business plan. We do not have an employment agreement with Jai Woo Lee and we have not obtained key man insurance over him.

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

Blue Marble Media Corp. ("Blue Marble" or the "Company") was originally incorporated on October 23, 2002 under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc.

and on November 30, 2007 changed its name to Corpus Resources Inc. and consolidated its outstanding common shares on a 10 old share for 1 new share basis. The Company changed its name to NeoMedyx Medical Corp. June 23, 2009 and on February 24, 2010 changed its name to Blue Marble Media Corp. At December 31, 2009 the Company had issued 30,472,727 shares of common stock. All references to shares of common stock in this document refer to post split.

Our head office is located at 1500 E. Tropicana Ave., Suite 100, Las Vegas, Nevada, 89119.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2004 the Company obtained an exclusive right to use patented biotechnology for the mass production of seed potatoes (potato microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB).

During 2004 the Company developed its microtuber tissue culture at a laboratory leased from the Olds College Centre for Innovation (OCCI), Alberta, Canada and in November 2004 terminated its lease with OCCI and relocated its seed potato operations to the city of Yanji located in Jilin Province and to the city of Wuxi located in Yunnan Province, both located in The People's Republic of China (PRC).

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

In 2008 the Company commenced the acquisition of Biokhan Corporation, a company incorporated and operating in South Korea (‘Biokhan’). Biokhan manufactures, sells, imports and exports medical and dental devices - in particular, dental implant materials and tools for dental implant operations. Biokhan failed to meet its financial commitments in the agreement and the acquisition was terminated November 2009 at which time the Company pursued the acquisition of Blue Cree Co Ltd.

B.  Business Overview

Background

During the years 2006 and 2007 the Company actively sought opportunities to acquire mineral exploration properties. In 2007 management of the Company reviewed a number of mineral concession opportunities in the People's Republic of China. Ultimately, these opportunities were deemed unsuitable for the Company at that time.

On February 27, 2009 the Company entered an agreement with Biokhan Corporation (‘Biokhan’) whereby the Company would acquire all of the outstanding shares of Biokhan effective January 2, 2009 for the issuance of up to 30,000,000 shares of common stock of the Company. The Agreement closed April 30, 2009 and the business continued but was terminated in November 2009 when Biokhan failed to meet its financial commitments in the agreement. During this period the Company entered into discussions and a due diligence phase for the acquisition of Blue Cree Co Ltd.

Effective January 2, 2010 the Company entered an agreement with Blue Cree Co., Ltd., a company registered in the Republic of (South) Korea (‘Blue Cree’) whereby the Company would acquire all of the outstanding shares of Blue Cree for the issuance of up to 20,000,000 shares of common stock of the Company. The Company changed its name to Blue Marble Media Corp. on February 25, 2010. The Agreement and Plan of Acquisition closed February 26, 2010. Within three months after the completion of this acquisition, 16,000,000 shares of the Company issued prior to the acquisition of Blue Cree will be cancelled and Blue Cree’s representative or assignee will obtain the option to purchase up to 2,000,000 shares of the Company from one of the shareholders of the Company.

We will require additional financing in order to meet our anticipated operating expenses and for our acquisition of Blue Cree Co., Ltd.

Blue Cree is in the business of providing integrated commercial production services for television advertising, marketing, creative advertising and online promotion in South Korea and overseas production using in house skilled specialists.

Employees

The Company intends to use the services of contractors and consultants for the administration of our project. At present, in an effort to conserve cash and allow greater flexibility in the future, we have no paid employees.

Government Regulation

Our business acquisition complies with all relevant laws.

C.  Organizational Structure

Upon the closing of the acquisition of Blue Cree, the Company will be the parent company of its 100% owned subsidiary company Blue Cree Co., Ltd. (‘Blue Cree’).

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

A. Operating Results

Year comparison between 2009 and 2008

The Company's net loss for the year remained relatively constant at $121,795 in 2009 compared to a loss of $142,774 in 2008. The loss reflects the Company’s activity in seeking a suitable business opportunity or acquisition target in 2009, the expenditures for the Biokhan acquisition which was terminated, and director fees of $200,000 recorded in 2009 and settled for the issuance of 5,000,000 shares of common stock. Other costs incurred were mainly for the maintenance of the reporting status of the Company and consulting fees related to a business acquisition.

B. Liquidity and Capital Resources

Our initial sources of liquidity are expected to be related party loans and equity financing. Blue Marble Media has cash on hand as at December 31, 2009 in the amount of $754 (2008 - $10,418). During the year ended December 31, 2009 the Company provided cash of $96,882 from operations, principally from the recovery of prior year expenses (2008 – used cash in operations of $(180,672) and used cash in financing activities of $(93,761) for the net repayment of loans (2008 – provided cash by financing activities of $163,517 composed of $100,000 from the issuance of common stock and $63,517 in loan proceeds).

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

We anticipate that we will need to raise additional capital within the next twelve months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have committed to the acquisition of Blue Cree and will require funds to successfully develop the business of Blue Cree. If adequate funds are not available within the next twelve months, we may be required to significantly curtail our operations or no longer be able to operate.

C. Research and development, patents and licenses etc.

We do not currently and did not previously have research and development policies in place. Over the past two fiscal years, we have expended zero amounts on research and development. We do not have any patents or licenses.

D. Trend Information

We are not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our financial condition.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2009 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of the Company:

Name of Officer	Age	Office
Jai Woo Lee	58	Director and Chairman Resigned as President June 15, 2009 Appointed Chairman February 24, 2010
Jin Kyung Yang	41	Director – appointed February 24, 2010 Appointed President February 24, 2010
Hye Kyung Lee	52	Secretary and Director – resigned June 15, 2009
Sung Wook Chung	59	Director – appointed June 15, 2009 Appointed President June 15, 2009 Resigned as President and Director February 24, 2010

The following summary outlines the professional background of the directors and executive officers of the Company.

Jai Woo Lee, Chairman & former President: Mr. Lee founded the Company to focus on the development and commercialization of new technologies, and the identification and evaluation of commercially viable products and ventures. Mr. Lee studied at Seoul National University, in Seoul, Korea. He moved from Korea to Canada in the 1970's to establish his export business of live cattle and beef, and his private company became a successful exporter of Canadian products to Korea.

Jin Kyung Yang, President: Mr. Yang has been in film production and management for both public and private media production companies over the past fifteen years. He has provided an integrated marketing system for TV commercial, creative advertising, film production, BTL marketing, entertainment, online promotion, and overseas production with strategic skillful specialists.

During 1997 he studied at the Sorbonne Language School in France and in 1998 transferred to third year at Ecole des Beaux-Arts in Versailles, France and graduated in 1999. In March 2000 he began work at Baiacede TV, a production company in France. In 2005 he established a film production company, Europia Co., Ltd., in France which produced over one hundred television advertisements until 2006.  In 2004 he produced an SBS TV drama ‘Lovers in Paris’ for which he was awarded a plaque of gratitude from the president of SBS Broadcasting of Korea. He also managed and organized the Jaeil Agency’s participation in the Cannes Lions Award film festival for 2005. In June 2006 he returned to Korea as a board member for K & Company Co., Ltd., a KOSDAQ (Korean Securities Dealers Automated Quotations) listed company symbol 053590 and where he launched his new company, Blue Marble Production and in 2008 established Good Men Media (www.goodmenmedia.com ) which merged with the Milligram Production Company. They also merged with AQ Communication, a promotion company and merged again with TAXI, a creative boutique company, in 2008. In July 2009 his company changed its name to Blue Cree Co., Ltd.

Family Relationships

Jai Woo Lee and Hye Kyung Lee, the Company's directors and officers, are husband and wife. Hye Kyung Lee resigned from the Company June 15, 2009.

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

In 2009, the Company settled an amount for past services payable to Jai Woo Lee of $200,000 for his 2008 and 2007 management services by the issuance of 5,000,000 common shares recorded in 2009.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2009 and 2008 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2009, 2008, 2007, 2006 or 2005.

Compensation of Directors

During 2009, Mr. Jai Woo Lee was issued 5,000,000 common shares in settlement for past management services provided to the Company and valued at $200,000.

During the years of 2008 and 2007, Mr. Jai Woo Lee provided management services to the Company valued at $100,000 per year.

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

Currently and from June 2006 to date no one has served or serves on the board as an independent director.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2009 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	7,504,535	24.63
Directors and Officers as a Group	7,504,535	24.63

Notes:

(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2009, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 30,472,727 shares of common stock issued and outstanding as of December 31, 2009 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2009 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	6,548,322	21.49	Korea
Yun Kwan Choi	2,000,000	6.56	Korea
Cho Woo Choi	2,000,000	6.56	Korea
Hyun Hye Sook	2,000,000	6.56	Korea
Gwang Seok Lee	2,000,000	6.56	Korea
Sung Yeon Lee	2,000,000	6.56	Korea
Yang Mi Choi	2,000,000	6.56	Korea
Kwon Jung Soo	2,000,000	6.56	Korea
Jennifer Wong	2,000,000	6.56	Korea
Jongha Yang	2,000,000	6.56	Korea
Jeon Ho Kim	2,000,000	6.56	Korea

Notes:

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2009, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 30,472,727 common shares issued and outstanding as of December 31, 2009 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last four years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares.

Identity of Person or Group(1)	2009	2008(1)(2)	2007(1)(2)	2006(1)(2)
	%	%	%	%
Jai Woo Lee	21.49	6.08	28.29	28.29
Young Woo Han	0.99	1.18	5.48	5.48
Hye Kyung Lee(3)(4)	3.14	3.75	17.47(3)	17.47(3)
Sun Joo Choi	0.99	1.18	5.48	5.48
CDS & Co.	5.48	2.61	12.16	12.16
Yun Kwan Choi	6.56	7.85	-	-
Cho Woo Choi	6.56	7.85	-	-
Hyun Hye Sook	6.56	7.85	-	-
Gwang Seok Lee	6.56	7.85	-	-
Sung Yeon Lee	6.56	7.85	-	-
Yang Mi Choi	6.56	7.85	-	-
Kwon Jung Soo	6.56	7.85	-	-
Jennifer Wong	6.56	7.85	-	-
Jongha Yang	6.56	7.85	-	-
Jeon Ho Kim	6.56	7.85	-	-

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

(2)

Percentages are based on: 30,472,727 common shares issued and outstanding as of December 31, 2009: 25,472,724 common shares issued and outstanding as of December 31, 2008: 5,472,724 as of 2007 and 2006: and 5,397,724 shares issued and outstanding as of December 31, 2005.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2009:

Location	Number of registered shareholders	Number of shares
Canada	42	2,854,607
United States	3	313,315
Other	25	27,304,805
Total	70	30,472,727

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which, through their operation at a subsequent date, may result in a change in control of the Company. Please also refer to the proposed acquisition of Blue Cree Co., Ltd. elsewhere in this form 20F.

B. Related Party Transactions

During the fiscal year ended December 31, 2009 the following amounts were incurred by us under related party transactions:

•

During the year ended December 31, 2009 a director was issued 5,000,000 shares of common stock in appreciation for management services provided in prior years to the Company valued at $200,000 (2008: $nil).

•

Included in due to related parties at December 31, 2009 is $150,678 (2008: $98,905) due to directors and a company with a common director.

•

During the year ended December 31, 2009 the Company paid rent of $15,512 (2008: $37,617) to a corporation controlled by a director.

There is no known relationship between any of the Directors or Officers of the Company with any major client or provider of essential products or technology.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2009:

?

Balance sheets;

?

Statements of operations and deficit;

?

Statements of cash flows;

?

Statement of changes in shareholders' equity; and

?

Related notes and schedules.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2009 financial statements, other than the acquisition of Blue Cree Co., Ltd., a wholly owned subsidiary whose audited financial statements for the year ended December 31, 2009 are included as Exhibit 1.9 of this form 20F.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company trade on the OTCBB under the symbol NMDPF. The following sets forth the high and low closing prices in United States funds of our common shares traded on the OTCBB since this date:

Year Ended		High		Low
December 31, 2003	US$	1.52	US$	1.500
December 31, 2004	US$	0.18	US$	0.060
December 31, 2005	US$	0.02	US$	0.010
December 31, 2006	US$	0.01	US$	0.010
December 31, 2007	US$	0.06	US$	0.015
December 31, 2008	US$	0.15	US$	0.0005
December 31, 2009	US$	0.65	US$	0.020

Quarter Period Ended		High		Low
March 31, 2007	US$	0.06	US$	0.05
June 30, 2007	US$	0.061	US$	0.05
September 30, 2007	US$	0.05	US$	0.02
December 31, 2007	US$	0.03	US$	0.015
March 31, 2008	US$	0.0006	US$	0.0001
June 30, 2008	US$	0.061	US$	0.05
September 30, 2008	US$	0.05	US$	0.02
December 31, 2008	US$	0.03	US$	0.015
March 31, 2009	US$	0.0006	US$	0.0001
June 30, 2009	US$	0.51	US$	0.10
September 30, 2009	US$	0.40	US$	0.10
December 31, 2009	US$	0.40	US$	0.19

C. Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

D. Markets

The shares of the common stock of the Company are quoted on the OTCBB under symbol "NMDPF". The shares of the common stock of the Company have been quoted on the OTCBB since May 27, 2003.

No trades in our common shares occurred on the OTCBB market prior to November 3, 2003.

E. Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

F. Dilution

Not required, as this form 20-F filing is made as an annual report.

G. Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10 - Additional Information

A. Share Capital

Information about our share capital is not specifically required as this form 20-F is filed as an annual report.

Our share issuances to date are summarized as follows:

During 2002, the Company issued a total of 1,500,000 common shares in return for funding from various investors.  As part of this offering, Inzi Display Co., Ltd. ("Inzi") committed to purchase 600,000 common shares of the Company.  The Company, however, never received the requisite funds from Inzi and requested Inzi return the share certificate representing the 600,000 common shares for immediate return to treasury of the Company.  Inzi returned the share certificate to the Company and on February 12, 2004, the 600,000 common shares issued in the name of Inzi were cancelled and returned to treasury.

During the year ended December 31, 2005 the Company issued 1,750,000 common shares  to settle an amount owing of $610,000, the estimated fair value of the shares at the time of issue, due to Penn Capital Canada Ltd., a company controlled by a director of the Company. The Company further  issued 400,000 common shares for cash of $100,000.

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

The Company conducted a reverse stock split of its issued and outstanding common shares of the Company on a one for ten basis effective November 30, 2007. The reverse stock split received shareholder approval at a special meeting of the stockholders held November 15, 2007. Concurrent with the stock split the Company increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value and changed its name to "Corpus Resources Corporation". All references to issued shares in this document are after accounting for the reverse stock split.

During the year ended December 31, 2008 the Company issued 20,000,000 common shares for cash of $100,000.

During the year ended December 31, 2009 the Company issued 5,000,000 common shares for the past services of a director of the Company and fairly valued at $200,000.

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

I. Subsidiary Information

At December 31, 2009 the Company does not have any subsidiary companies.

The acquisition of 100% of the issued shares of Biokhan Co., Ltd., a Korean corporation, was a subsequent event at December 31, 2008 and was terminated during 2009.

Subsequent to December 31, 2009 the Company entered an agreement to acquire 100% of the issued shares of Blue Cree Co. Ltd., a Korean corporation. See also Exhibit 1.9

ITEM 11 - Quantitative and Qualitative Disclosures about Market Risk

Transaction Risk and Currency Risk Management

We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. The Company denominates its financial statements in United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2005, 2006, 2007, 2008 and 2009 was: 2.2%, 1.6%, 2.0%, 2.4% and 1.3%, respectively.

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

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC.  This information is accumulated and communicated to our executive officer to allow timely decisions regarding required disclosure.  Our Chief Executive Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation and the requirements of the Exchange Act, our Chief Executive Officer concluded that, as of December 31, 2009, our disclosure controls and procedures needed to be declared as ineffective.  The small size of our company does not provide for the desired separation of control functions, and we do not have the required level of documentation of our monitoring and control procedures.  The remedies for this situation are described below.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  Management conducted an evaluation of the effectiveness of our internal control over financial reporting and determined that our internal control over financial reporting was ineffective as of December 31, 2009 due to material weaknesses.  A material weakness in internal control over financial reporting is defined by the Public Company Accounting Oversight Board’s Audit Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Management’s assessment identified the following material weaknesses in internal control over financial reporting:

•

The small size of our Company limits our ability to achieve the desired level of separation of our internal controls and financial reporting.  Until such time as the Company is able to hire a Controller, we do not meet the full requirement for separation.  In the interim, we will continue to strengthen the role of our Board of Directors and their review of our internal control procedures.

•

We have not achieved the desired level of documentation of our internal controls and procedures.  This documentation will be will be strengthened to limit the possibility of any lapse in controls occurring.

In light of the material weaknesses described above for the 2009 year end, we performed additional analysis and other post-closing procedures to ensure our financial statements were prepared in accordance with generally accepted accounting principles.  Accordingly, we believe that the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Management intends to further mitigate the risk of the material weaknesses going forward by utilizing external financial consulting services in a more effective manner prior to the review by our principal independent accounting firm to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported accurately and within the time periods specified in the Commission’s rules and forms.

Our management determined that there were no other changes made in our internal controls over financial reporting during the year of 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Chisholm Bierwolf Nilson & Morrill, LLC, Certified Public Accountants, served as our independent public accountants and auditor for the fiscal year ended December 31, 2009 and 2008 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2009		2008
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)		$10,000		$10,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants		$10,000		$10,000

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

ITEM 17 - Financial Statements

See "Item 18 - Financial Statements."

ITEM 18 - Financial Statements

The Company's audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:

- balance sheets as of December 31, 2009 and 2008; and

the following statements for the fiscal years ended December 31, 2009 and 2008, as well as information  from our inception to December 31, 2009:

- statements of operations and comprehensive loss;

- statements of cash flows; and

- statements of changes in shareholders' deficit.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

(A Development Stage Company)

Financial Statements

December 31, 2009 and 2008 (Expressed in U.S. Dollars)

CHISHOLM, BIERWOLF, NILSON & MORRILL, LLC
Certified Public Accountants
Phone (801) 292-8756 • Fax (801) 292-8809 • www.cbnmcpa.com

Todd D. Chisholm
Nephi J. Bierwolf
Troy F. Nilson
Douglas W. Morrill

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Blue Marble Media Corp.(Formerly Neomedyx Medical Corporation)
(A Development Stage Company)
Vancouver, Canada

We have audited the accompanying balance sheets of Blue Marble Media Corp.(a development stage company) as of December 31, 2009 and 2008, and the related statements of operations and comprehensive loss, stockholders' equity and cash flows for the years then ended and for the period from inception on October 23, 2002 through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Blue Marble Media Corp.(a development stage company) as of December 31, 2009 and 2008, and the results of their operations, cash flows and changes in stockholders' deficit for the years then ended and for the cumulative period from inception on October 23, 2002 to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no current source of revenue and suffered losses from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chisholm, Bierwolf, Nilson & Morrill

Chisholm Bierwolf Nilson & Morrill, LLC
Bountiful, Utah
June 11, 2009

PCAOB Registered, Members of AICPA, CPCAF and UACPA

533 West 2600 South, Suite 25 • Bountiful, Utah 84010

12 South Main, Suite 208, Layton, Utah 84041

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

 (A Development Stage Company)

BALANCE SHEETS

December 31, 2009 and 2008

(Expressed in U.S. Dollars)	2009	2008

ASSETS

CURRENT ASSETS
Cash	$754	$10,418
Prepaid expenses	-	15,516

Total Current Assets	754	25,934

Total Assets	$754	$25,934

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$114,279	$123,903
Due to related parties (Note 5)	150,019	98,905
Advances payable	-	144,875

Total Current Liabilities	264,298	367,683

Total Liabilities	264,298	367,683

STOCKHOLDERS' DEFICIT

PREFERRED SHARES
Authorized: unlimited preferred shares without par value Issued: nil preferred shares	-	-
COMMON SHARES Authorized: unlimited common shares without par value Issued and outstanding common shares:
2009 - 30,472,727 (2008 - 25,472,727)	2,304,954	2,104,954

ADDITIONAL PAID-IN CAPITAL	9,527	9,527
ACCUMULATED DEFICIT	(2,489,762)	(2,367,967)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(88,263)	(88,263)

Total Stockholders' Deficit	(263,544)	(341,749)

Total Liabilities and Stockholders' Deficit	$754	$25,934

The accompanying notes are an integral part of these financial statements

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

 (A Development Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

for the years ended December 31, 2009 and 2008

and from inception on October 23, 2002 to December 31, 2009

(Expressed in U.S. Dollars)	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative from inception October 23, 2002 to December 31, 2009

REVENUE	$-	$-	$-

EXPENSES
Professional fees	13,019	51,764	220,663
Transfer agent fees	10,326	-	10,326
Directors fees	200,000	-	200,000
Travel	36,462	1,098	44,206
Office	10,627	1,949	19,876
Rent	15,512	37,617	54,644
Consulting	38,343	51,271	201,195
Foreign exchange loss	12,785	(925)	6,692
	337,074	142,774	757,602

Loss from continuing operations	(337,074)	(142,774)	(757,602)
Other income (expense):
Interest expense	-	-	(9,527)
Recovery of acquisition expenses	215,279	-	215,279
Total other income (expense)	215,279	-	205,752
Net loss from continuing operations before income taxes	(121,795)	(142,774)	(551,850)
Income taxes	-	-	-
Net loss from continuing operations	(121,795)	(142,774)	(551,850)
Loss from discontinued operations net of income taxes	-	-	(1,937,912)
NET LOSS	$(121,795)	$(142,774)	$(2,489,762)

LOSS PER COMMON SHARE	$(0.00)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	28,322,045	20,102,861
Statement of Comprehensive Loss
Net Loss	$(121,795)	$(142,774)	$(2,489,762)
Foreign currency translation	-	14,622	(88,263)
COMPREHENSIVE LOSS	$(121,795)	$(128,152)	$(2,578,025)

The accompanying notes are an integral part of these financial statements

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

 (A Development Stage Company)

STATEMENTS OF STOCKHOLDERS' DEFICIT

from inception on October 23, 2002 to December 31, 2009

	Common Stock		Common stock to be returned	Additional paid-in capital	Accumulated deficit		Accumulated other comprehensive income (loss)		Total
(Expressed in U.S. Dollars)	Shares	Amount

Inception, October 23, 2002	-	$-	$-	$-		$-		$-	$-
Issued for cash	1,500,000	9,508	-	-		-		-	9,508
Foreign currency translation	-	-	-	-		-		120	120
Net loss for the period	-	-	-	-		(25,843)		-	(25,843)

Balance December 31, 2002	1,500,000	$9,508	$-	$-		$(25,843)		$120	$(16,215)
Issued for: Property plant and equipment	370,409	1	-	-		-		-	1
Equipment rental	10,769	1	-	-		-		-	1
Consulting services	46,154	1	-	-		-		-	1
License	200,000	1	(1)	-		-		-	-
Foreign currency translation	-	-	-	-		-		(22,683)	(22,683)
Net loss for the year	-	-	-	-		(248,365)		-	(248,365)

Balance December 31, 2003	2,127,332	$9,512	$(1)	$-		$(274,208)		$(22,563)	$(287,260)
Common stock cancelled	(600,000)	(3,803)	1	-		-		-	(3,802)
Issued for:
Debt	191,216	282,720	-	-		-		-	282,720
Equipment	96,679	1	-	-		-		-	1
Services	312,500	860,000	-	-		-		-	860,000
Cash	120,000	39,024	-	-		-		-	39,024
Held for cancellation	1,000,000	-	-	-		-		-	-
Foreign currency translation	-	-	-	-		-		(53,445)	(53,445)
Net loss for the year	-	-	-	-		(1,349,209)		-	(1,349,209)
Balance December 31, 2004	3,247,727	$1,187,454	$-	$-		$(1,623,417)		$(76,008)	$(511,971)
Issued for:
Debt	1,750,000	610,000	-	-		-		-	610,000
Cash	400,000	100,000	-	-		-		-	100,000
Foreign currency translation	-	-	-	-		-		(2,358)	(2,358)
Net loss for the year	-	-	-	-		(372,529)		-	(372,529)

Balance December 31, 2005	5,397,727	$1,897,454	$-	$-		$(1,995,946)		$(78,366)	$(176,858)
Issued for:
Settlement of debt	1,075,000	107,500	-	-		-		-	107,500
Common stock Cancelled	(1,000,000)	-	-	-		-		-	-
Foreign currency translation	-	-	-	-		-		(68)	(68)
Net loss for the year	-	-	-	-		(136,089)		-	(136,089)

Balance December 31, 2006	5,472,727	$2,004,954	$-	$-		$(2,132,035)		$(78,434)	$(205,515)
Imputed interest	-	-	-	9,527		-		-	9,527
Foreign currency translation	-	-	-	-		-		(24,451)	(24,451)
Net loss for the year	-	-	-	-		(93,158)		-	(93,158)
Balance December 31, 2007	5,472,727	$2,004,954	$-	$9,527	$)	(2,225,193)		$(102,885)	$(313,597)

Issued for cash	20,000,000	100,000	-	-		-		-	100,000
Net loss for the year	-	-	-	-		(142,774)		-	(142,774)
Foreign currency translation	-	-	-	-		-		14,622	14,622

Balance December 31, 2008	25,472,727	$2,104,954	$-	$9,527		$(2,367,967)		$(88,263)	$(341,749)

Issued for services	5,000,000	200,000	-	-		-	-	-	200,000
Net loss for the year	-	-	-	-		(121,795)	-	-	(121,795)

Balance December 31, 2009	30,472,727	$2,304,954	$-	$9,527		$(2,489,762)		$(88,263)	$(263,544)

The accompanying notes are an integral part of these financial statements

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

 (A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2009 and 2008

and from Inception on October 23, 2002

to December 31, 2009

(Expressed in U.S. Dollars)	Year ended December 31, 2009	Year ended December 31, 2008	From inception on October 23, 2002 to December 31, 2009
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(121,795)	$(142,774)	$(2,489,762)
Adjustments to reconcile net loss to net cash:
Shares issued for expenses	200,000	-	1,340,874
Foreign exchange gain	12,785	(925)	6,692
Loss from operations	-	-	1,937,912
Adjustments to reconcile net cash to changes in assets and liabilities:
(Increase) decrease in receivables	-	2,969	-
Increase (decrease) in payables	(9,624)	(25,426)	108,339
Increase (decrease) in prepaid expenses	15,516	(14,516)	-
Total Cash Provided by (Used for) Operating Activities	96,882	(180,672)	904,055

CASH FLOW FROM INVESTING ACTIVITIES	-	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loan payable	70,405	144,875	215,280
Reduction of loan payable	(215,280)	-	(215,280)
Issuance of common stock for cash	-	100,000	248,532
Repayment on due to related party	(18,008)	(81,358)	(82,076)
Advances from related parties	69,122	-	919,530
Total Cash (Used in) Provided by Financing Activities	(93,761)	163,517	1,085,986

Net cash used in discontinued operations	-	-	(1,918,301)
Increase (decrease) in cash during the period	3,121	(17,155)	71,740
Effect of foreign currency translation on cash held	(12,785)	15,546	(70,986)
CASH, beginning of period	10,418	12,027	-
CASH, end of period	$754	$10,418	$754

Supplemental Cash Flow Information (Note 7)

The accompanying notes are an integral part of these financial statements

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

1.

NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Corpus Resources Corporation (the "Company") was incorporated on October 23, 2002 under the laws of British Columbia, Canada, with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. On November 30, 2007 the Company changed its name to Corpus Resources Corporation and on June 23, 2009 changed its name to NeoMedyx Medical Corp. On February 24, 2010 the Company changed its name to Blue Marble Media Corp.

The Company continues to review several business opportunities.

GOING CONCERN

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States applicable to a going-concern and contemplate the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has no revenues, incurred operating losses since commencement of operations and requires additional funds to maintain its operations. In view of these conditions, the ability of the Company to continue as a going-concern is in substantial doubt and is dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going-concern. Management plans to continue to seek other sources of debt and equity financing on favorable terms and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals. The Company has a working capital deficiency of $263,544 (2008: $341,749) and has an accumulated deficit of $2,489,762 (2008: $2,367,967). Additionally, the Company has generated a net loss of $121,795 (2008: $142,774) for the year ended December 31, 2009. These financial statements do not give effect to any adjustments necessary should the Company be unable to continue as a going-concern and, therefore, be unable to realize its assets and discharge its liabilities in other than the normal course of business.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The Company has not earned any revenues from limited principal operations and accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in ASC 915-10-05, Accounting and Reporting by Development Stage Enterprises. Among the disclosures required by SFAS No. 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operation, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of Accounting

These financial statements are stated in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States, consistently applied.

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

(c)

Foreign Currency Translation

The Company's operations and activities are conducted principally in Canada although the United States dollar is the functional currency. The Company translates financial statements into the functional currency as follows: non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. The statement of operations accounts are translated at average rates of exchange by quarter. Gains and losses from the transfer of foreign currency into the functional currency are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations.

(d)

Related Party Transactions

A related party is generally defined as (i) any person or their immediate family members that hold 10% or more of the Company's securities (ii) the Company's management; (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company; or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(e)

Earnings (Loss) Per Share

Basic earnings (loss) per share are based on the weighted average number of shares of common stock outstanding for the year. Diluted earnings (loss) per share are based on the weighted average number of shares of common stock outstanding and dilutive common stock equivalents. Diluted loss per share is not shown as the effects of stock options and warrants would be anti-dilutive. At December 31, 2009 there were no stock options or warrants outstanding.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of shares of common stock outstanding (denominator) for the year. All earnings (loss) per share amounts in the financial statements are basic earnings or loss per share.

	December 31	December 31
	2009	2008
Numerator: Net loss	$(121,795)	$(142,774)
Denominator: Weighted average number of shares issued	28,322,045	20,102,861

Earnings (loss) per share - basic and diluted	$(0.00)	$(0.01

(f)

Income Taxes

The Company follows ASC 740-10, "Accounting for Income Taxes" which requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)

Other Comprehensive Income Loss

Comprehensive income consists of net income or loss and other gains and losses affecting stockholders' equity that are excluded from net income or loss under generally accepted accounting principles. For the Company such items consist primarily of foreign currency translation gains and losses on conversion from the Company's functional currency to its reporting currency.

(h)

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This amendment to Topic 810 clarifies, but does not change, the scope of current US GAAP. It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10).

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For those entities that have already adopted FAS 160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. The Company does not expect the provisions of ASU 2010-02 to have a material effect on the financial position, results of operations or cash flows of the Company.

In January 2010, the FASB issued Accounting Standards Update 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force). This amendment to Topic 505 clarifies the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying Topics 505 and 260. Effective for interim and annual periods ending on or after December 15, 2009, and would be applied on a retrospective basis. The Company does not expect the provisions of ASU 2010-01 to have a material effect on the financial position, results of operations or cash flows of the Company.

In December 2009, the FASB issued Accounting Standards Update 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This Accounting Standards Update amends the FASB Accounting Standards Codification for Statement 167. (See FAS 167 effective date below.)

In December 2009, the FASB issued Accounting Standards Update 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets. This Accounting Standards Update amends the FASB Accounting Standards Codification for Statement 166. (See FAS 166 effective date below).

In October 2009, the FASB issued Accounting Standards Update 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. This Accounting Standards Update amends the FASB Accounting Standard Codification for EITF 09-1. (See EITF 09-1 effective date below.)

In October 2009, the FASB issued Accounting Standards Update 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. This update changed the accounting model for revenue arrangements that include both tangible products and software elements. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-14 to have a material effect on the financial position, results of operations or cash flows of the Company.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In September 2009, the FASB issued Accounting Standards Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update provides amendments to Topic 820 for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). It is effective for interim and annual periods ending after December 15, 2009. Early application is permitted in financial statements for earlier interim and annual periods that have not been issued. The Company does not expect the provisions of ASU 2009-12 to have a material effect on the financial position, results of operations or cash flows of the Company.

In July 2009, the FASB ratified the consensus reached by EITF (Emerging Issues Task Force) issued EITF No. 09-1, (ASC Topic 470) "Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance" ("EITF 09-1"). The provisions of EITF 09-1, clarifies the accounting treatment and disclosure of share-lending arrangements that are classified as equity in the financial statements of the share lender. An example of a share-lending arrangement is an agreement between the Company (share lender) and an investment bank (share borrower) which allows the investment bank to use the loaned shares to enter into equity derivative contracts with investors. EITF 09-1 is effective for fiscal years that beginning on or after December 15,2009 and requires retrospective application for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15,2009. Share-lending arrangements that have been terminated as a result of counterparty default prior to December 15, 2009, but for which the entity has not reached a final settlement as of December 15, 2009 are within the scope. Effective for share-lending arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. The Company does not expect the provisions of EITF 09-1 to have a material effect on the financial position, results of operations or cash flows of the Company.

In June 2009, FASB issued ASC 105-10 (Prior authoritative literature:  SFAS No. 168, "The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162").FASB ASC 105-10 establishes the FASB Accounting Standards Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. FASB ASC 105-10 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ending December 31, 2009.  Adoption of FASB ASC 105-10 did not have a material effect on the Company’s financial statements.

In June 2009, the FASB issued FASB ASC 810-10-65 (Prior authoritative literature:  SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) which amends the consolidation guidance applicable to a variable interest entity (“VIE”). This standard also amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is therefore required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. Previously, the standard required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

This standard is effective for fiscal years beginning after November 15, 2009, and for interim periods within those fiscal years. Early adoption is prohibited.  Adoption of FASB ASC 810-10-65 did not have a material impact on the Company’s financial statements.

In June 2009, the FASB ASC 860-10 (Prior authoritative literature: issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140”), which eliminates the concept of a qualifying special-purpose entity (“QSPE”), clarifies and amends the de-recognition criteria for a transfer to be accounted for as a sale, amends and clarifies the unit of account eligible for sale accounting and requires that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. This standard is effective for fiscal years beginning after November 15, 2009. Adoption of FASB ASC 860-10 did not have a material impact on the Company’s financial statements.

In May 2009, FASB issued FASB ASC 855-10 (Prior authoritative literature:  SFAS No. 165, "Subsequent Events"). FASB ASC 855-10 establishes principles and requirements for the reporting of events or transactions that occur after the balance sheet date, but before financial statements are issued or are available to be issued. FASB ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. As such, the Company adopted these provisions at the beginning of the interim period ended June 30, 2009.

In April 2009, the FASB issued FASB ASC 810-10-65 (Prior authoritative literature: SFAS No. 164, “Not-for-Profit Entities: Mergers and Acquisitions”) which governs the information that a not-for-profit entity should provide in its financial reports about a combination with one or more other not-for-profit entities, businesses or nonprofit activities and sets out the principles and requirements for how a not-for-profit entity should determine whether a combination is in fact a merger or an acquisition. This standard is effective for mergers occurring on or after Dec. 15, 2009 and for acquisitions where the acquisition date is on or after the beginning of the first annual reporting period, beginning on or after Dec. 15, 2009. This standard does not apply to the Company since the Company is considered a for-profit entity

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

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

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

3.

FINANCIAL INSTRUMENTS (continued)

(c)

Interest Rate Risk

The Company is not exposed to interest rate risk as the Company has no interest-bearing monetary assets on liabilities.

(d)

Credit Risk

The Company is exposed to credit risk with respect to its cash; however, this risk is minimized as cash is placed with major financial institutions and balances held are below the maximum insured amount of $100,000.

(e)

Currency Risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in the functional currency.

On January 1, 2008, the Company adopted FASB ASC 820-10-50, “Fair Value Measurements. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

•

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying amounts reported in the balance sheets for the cash and cash equivalents and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The carrying value of notes payable approximates fair value because negotiated terms and conditions are consistent with current market rates as of December 31, 2009 and 2008.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

4.

SHARE CAPITAL

Preferred Shares

The Company is authorized to issue an unlimited number of no par value preferred shares. The Company will determine the terms and conditions of any issuances of preferred shares at the time of issuance. There is no preferred stock issued and outstanding as of December 31, 2009 or 2008.

Common Shares

The Company is authorized to issue an unlimited number of no par value common shares, all of equal rights.

On November 30, 2007 the Company consolidated its outstanding shares of common stock on a 10 to 1 basis. The effect of this consolidation was a reduction of the outstanding shares of common stock from 54,727,244 to 5,472,724. All share and per share amounts for the year ended December 31, 2009 and 2008 comparative figures have been restated to reflect all the forward and reverse stock splits.

During 2002 the Company issued a total of 1,500,000 common shares in return for funding from various investors.  As part of this offering, Inzi Display Co., Ltd. ("Inzi") committed to purchase 600,000 common shares of the Company.  The Company, however, never received the requisite funds from Inzi and requested Inzi return the share certificate representing the 600,000 common shares for immediate return to treasury of the Company.  Inzi returned the share certificate to the Company and on February 12, 2004, the 600,000 common shares issued in the name of Inzi were cancelled and returned to treasury.

On December 23, 2003 the Company issued an additional 46,154 common shares to settle an outstanding debt to a private company controlled by Hye Keung Kim, 381,178 shares to WorldCup Finance Ltd. for equipment and 200,000 shares issued to Traffic ITS Co., Ltd. with respect to the marketing rights and license agreements with Traffic ITS Co., Ltd.

During August / September 2004 the Company issued 1,000,000 shares pursuant to a funding agreement. Subsequent to December 31, 2004 the Company determined that the funding group had failed to comply with the terms of the funding agreement and cancelled the agreement.  The 1,000,000 common shares issued were returned to the Company and cancelled. On February 12, 2004, the Company cancelled 600,000 shares held by Inzi Display Co., Ltd. On March 15, 2004, the Company issued 255,892 common shares in settlement of outstanding accounts payable to Penn Capital Canada Ltd. (159,216 shares) and WorldCup Finance Ltd. (96,679 shares). During the year ended December 31, 2004 the Company also issued an additional 312,500 common shares for services valued at $860,000, issued 32,000 shares to settle a debt of $26,560 and issued 120,000 shares for $39,024. The number of outstanding shares of the Company as of December 31, 2004 was 3,247,727 shares of common stock with no par value.

During the year ended December 31, 2005 the Company issued 1,750,000 common shares  to settle an amount owing of $610,000, the estimated fair value of the shares at the time of issue, due to Penn Capital Canada Ltd., a company controlled by a director of the Company. The Company further issued 400,000 common shares for cash of $100,000.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

4.

SHARE CAPITAL (continued)

During the year ended December 31, 2006 the Company issued 1,075,000 shares of common stock at $0.10 per share, which is the fair market value at the time the shares of common stock were issued, to settle $7,500 in debt owing to two consultants and $100,000 to a director.

During the year ended December 31, 2006 the Company cancelled 1,000,000 shares of common stock previously issued for an unsuccessful financing arrangement. The 1,000,000 shares of common stock were returned to treasury and cancelled.

On April 8, 2008 the Company issued 20,000,000 common shares at a price of $0.005 per share for an aggregate amount of $100,000 in a private placement.

During the year ended December 31, 2009 the Company issued 5,000,000 common shares for the past services of a director of the Company and fairly valued at $200,000.

5.

RELATED PARTY TRANSACTIONS

Included in due to related parties at December 31, 2009 is $150,019 (2008: $98,905) due to directors and a company with a common director. The amounts owing are without interest, security or specified terms of repayment. During the year ended December 31, 2009 the Company was advanced $69,118 and repaid $18,004 of this debt (2008: advanced $81,359).

During the year ended December 31, 2009 the Company paid rent of $15,512 (2008: $37,617) to a corporation controlled by a director of the Company.

These transactions are recorded at the exchange amount, which is the amount of consideration paid or received as established and agreed to between the parties.

6.

INCOME TAXES

The Financial Accounting Standards Board (FASB) has issued FASB ASC 740-10 (Prior authoritative literature: Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48)).  FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with prior literature FASB Statement No. 109, Accounting for Income Taxes.  This standard requires a company to determine whether it is more likely than not that a tax position will be sustained will be sustained upon examination based upon the technical merits of the position.  If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.  As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FASB ASC 740-10.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

6.

INCOME TAXES (continued)

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $1,900,000 that expire as follows:

2010	$258,742
2011	774,913
2012	372,529
2013	136,089
2014	93,158
2015	142,774
2016	121,795
$1,900,000

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company’s current tax expenses, after applying enacted corporate income tax rates, are as follows:

	2009	2008
Income tax benefit computed at Canadian statutory rates	$30,449	$35,694
Temporary differences not recognized in year	-	-
Reduction in future income taxes resulting from statutory rate reduction	-	-
Utilization of previously recognized (unrecognized) future deferred tax assets	-	-
Increase in valuation allowance	(30,449)	(35,694)
Net provision for income tax	$-	$-

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

6.

INCOME TAXES (continued)

The net deferred income taxes in the accompanying balance sheet include the following amounts of deferred income tax assets:

Deferred income tax assets (liabilities)	2009	2008

Non-capital losses carried forward	$475,000	$444,552
Less valuation allowance	(475,000)	(444,552)
Net deferred tax assets (liabilities)	$-	$-

The following is a reconciliation of the provision for income taxes at the Canadian corporate income tax rate to the income taxes reflected in the statements of operations:

Tax expense (credit) at statutory rate – federal

-15%

Provincial tax expense net of federal tax

-10%

Change in valuation allowance

-25%

Tax expense at actual rate

0%

As of December 31, 2009, the Company’s net deferred tax assets are offset by a valuation allowance of $475,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the year in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

As of December 31, 2009 and 2008, the Company has approximately $1,900,000 and $1,778,205 respectively, of net operating loss carry forwards available to reduce future taxable income. These carry forwards will begin to expire in 2010.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year ended December 31,
	2009	2008
Beginning balance	$-	$-
Additions based on tax positions related to current year	-	-
Additions for tax positions of prior years	-	-
Reductions for tax positions of prior years	-	-
Reductions in benefit due to income tax expense	-	-
Ending balance	$-	$-

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

6.

INCOME TAXES (continued)

At December 31, 2009, the Company had no unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes.  As of December 31, 2009 and 2008 the Company had no accrued interest or penalties related to uncertain tax positions.

The tax years that remain subject to examination by major taxing jurisdictions are those for the years ended December 31, 2009, 2008 and 2007.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

(Expressed in U.S. Dollars)	Year ended December 31, 2009	Year ended December 31, 2008	From inception on October 23, 2002 to December 31, 2009

Interest paid out	$-	$-	$-
Income taxes paid	$-	$-	$-
Non-Cash Financing and Investing Activities:
Common stock issued to acquire property, plant and equipment	$-	$-	$2
Common stock issued for debt settlement	$-	$-	$295,418
Common stock issued for directors fees and for consulting services	$200,000	$-	$436,533
Related party advances paid by issuance of common stock	$-	$-	$794,814
Common stock cancelled	$-	$-	$(3,803)

8.

ADVANCES PAYABLE

The Company has received $215,280 (2009: received $70,405 and 2008: received $144,875) from Biokhan Co Ltd.  The funds received were advanced to cover the Company’s costs in evaluating the acquisition of Biokhan, without interest and with no fixed terms of repayment. During the year, Biokhan forgave the advance on the termination of the acquisition of Biokhan and the Company recorded $215,280 received as a recovery of acquisition expenses.

BLUE MARBLE MEDIA CORP.

(formerly Neomedyx Medical Corp. and Corpus Resources Inc.)

Notes to the financial Statements

Years ended December 31, 2009 and 2008

(Expressed in U.S. Dollars)

9.

COMMITMENTS AND CONTINGENCIES

The Company has not entered any lease for property or equipment and has no long term financial obligations at the date of these December 31, 2009 and 2008 financial statements. The Company’s current property commitment is month to month.

10.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events subsequent to the December 31, 2009 year end through the date of the issuance of this report. Based on our evaluation, nothing other than the below events have come to our attention or need to be disclosed.

On February 26, 2010 the Company signed an agreement with Blue Cree Co., Ltd. (‘Blue Cree’) whereby the Company would acquire all of the outstanding shares of Blue Cree effective January 2, 2010 for the issuance of up to 20,000,000 shares of common stock of the Company. Principals of the Company have agreed to return to the Company 16,000,000 of their pre acquisition shares held and have optioned a further 2,000,000 of their shares held to pre acquisition shareholders of Blue Cree. The Agreement closed on April 15, 2010. Blue Cree is a television commercial production, BTL marketing, creative advertising company located in Seoul, Korea.

On February 24, 2010 the Company resolved to change its name to Blue Marble Media Corp.

11.

DISCONTINUED OPERATIONS

During 2004 the Company developed its microtuber tissue culture at a laboratory leased from the Olds College Centre for Innovation (OCCI), Alberta, Canada and in November 2004 terminated its lease with OCCI and relocated its seed potato operations to the city of Yanji located in Jilin Province and to the city of Wuxi located in Yunnan Province, both located in The People's Republic of China (PRC).

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

During the fourth quarter of 2005 the Company officially abandoned all previous business activities and has recorded $1,937,912 in losses from discontinued operations relating to these business activities.

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment
1.9	Blue Cree Co Ltd. Audit Report and Financial Statements
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of Independent Registered Public Accounting Firm

*previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Blue Marble Media Corp (formerly NeoMedyx Medical Corporation)

/s/ Jai Woo Lee

------------------------------------

Jai Woo Lee,

Director and Chairman

June 23, 2010

/s/ Jin Kyung Yang,

------------------------------------

Jin Kyung Yang

Director and President

June 23, 2010

22