Form 20-F
period 2010-12-31
BLUE MARBLE MEDIA CORP.
filed 2011-06-27
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

For the transition period from ________________ to _______________

Commission file number	333-102931

BLUE MARBLE MEDIA CORP.
(Exact name of registrant as specified in this charter)
Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)
5836 S. Pecos Rd., Suite 104 Las Vegas, Nevada 89120
(Address of principal executive offices)
Securities registered or to be registered pursuant to section 12(b) of the Act:
Title of each Class	Name of each exchange on which registered
None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

         Common Shares Without Par Value

(Title of Class)

Securities registered or to be registered pursuant to Section 15(D) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   14,522,727

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

☐

No

☒

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

☐

No

☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

☒

No

☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer

☐

Accelerated filer

☐

Non-accelerated filer

☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17

☒

Item 18

☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

☐

No

☒

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A.    Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,
	2010	2009	2008	2007	2006

Loss for the year	(80,219)	(121,795)	(142,774)	(93,158)	(136,089)

Weighted average number of common shares	35,225,062	28,322,045	20,102,861	5,642,725	5,642,725

Basic and diluted loss per common share	$–	$–	$(0.01)	$(0.02)	$(0.02)

	As at December 31,
	2010	2009	2008	2007	2006

Total assets	$1,851	$754	$25,934	$15,996	$1,210
Net assets	(289,763)	(263,544)	(341,749)	(313,597)	(205,515)
Common stock	2,358,954	2,304,954	2,104,954	2,004,954	2,004,954

Blue Marble Media Corp ("Blue Marble Media Corp" or the "Company") undertakes certain transactions in Canadian (Cdn) dollars and records and reports its operations in US dollars. Fluctuations in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and distributed in respect of cash dividends paid out or other distributions paid in Cdn dollars by us. The Company has never paid out a dividend to its shareholders.

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all.

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2006	$1.1341
2007	$1.0748
2008	$1.0671
2009	$1.1420
2010	$0.9946

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended August 31, 2010	$1.0619	$1.0674
Month ended September 30, 2010	$1.0230	$1.0326
Month ended October 31, 2010	$1.0168	$1.0221
Month ended November 30, 2010	$1.0224	$1.0286
Month ended December 31, 2010	$0.9931	$0.9997
Month ended January 31, 2011	$0.9963	$1.0060

Note: the noon buying rates on the last date of each month

B.  Capitalization and Indebtedness

Not required as this 20-F filing is made as an annual report.

C.  Reasons for the Offer and Use of Proceeds

Not required as this 20-F filing is made as an annual report.

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2010, we had cash in the amount of $1,851. We currently have no operations or income.

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

Investment Risks:

Any issuance of additional shares may have the effect of diluting the interest of existing shareholders; shareholders of our common stock do not have preemptive rights.

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

Blue Marble Media Corp ("Blue Marble" or the "Company") was originally incorporated on October 23, 2002 under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. On November 30, 2007, it consolidated its outstanding common shares on a 10 old share for 1 new share basis and changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corporation. On February 24, 2010, changed its name to Blue Marble Media Corp. All references to shares of common stock in this document refer to post split.

Our head office is located at 5836 S. Pecos Rd., Suite 104 Las Vegas, Nevada 89120.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2004, the Company obtained an exclusive right to use patented biotechnology for the mass production of seed potatoes (potato microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB).

During 2004, the Company developed its microtuber tissue culture at a laboratory leased from the Olds College Centre for Innovation (OCCI), Alberta, Canada and in November 2004 terminated its lease with OCCI and relocated its seed potato operations to the city of Yanji located in Jilin Province and to the city of Wuxi located in Yunnan Province, both located in The People's Republic of China (PRC).

The potato business was discontinued in China during the 3rd quarter of 2005 due to a lack of funding and a down-shift in the demand for seed potatoes. The seed plant operations are no longer in existence.

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

During the fourth quarter of 2005, the Company officially abandoned all previous business activities.

In 2008, the Company commenced the acquisition of Biokhan Corporation, a company incorporated and operating in South Korea (‘Biokhan’). Biokhan manufactures, sells, imports and exports medical and dental devices - in particular, dental implant materials and tools for dental implant operations. Biokhan failed to meet its financial commitments in the agreement and the acquisition was terminated November 2009 at which time the Company pursued the acquisition of Blue Cree Co Ltd. Blue Cree is in the business of providing integrated commercial production services for television advertising, marketing, creative advertising and online promotion in South Korea and overseas production using in house skilled specialists. During December 2010 the acquisition of Blue Cree was abandoned due to the failure of both parties to meet their respective obligations under the agreement.

B.  Business Overview

Background

During the years 2006 and 2007, the Company actively sought opportunities to acquire mineral exploration properties. In 2007, management of the Company reviewed a number of mineral concession opportunities in the People's Republic of China. Ultimately, these opportunities were deemed unsuitable for the Company at that time.

On February 27, 2009, the Company entered an agreement with Biokhan Corporation (‘Biokhan’) whereby the Company would acquire all of the outstanding shares of Biokhan effective January 2, 2009 for the issuance of 30,000,000 shares of common stock of the Company. The Agreement closed April 30, 2009 and the business continued but was terminated in November 2009 when Biokhan failed to meet its financial commitments in the agreement. During this period the Company entered into discussions and a due diligence phase for the acquisition of Blue Cree Co Ltd.

Effective January 2, 2010, the Company entered an agreement with Blue Cree Co., Ltd., a company registered in the Republic of (South) Korea (‘Blue Cree’) whereby the Company would acquire all of the outstanding shares of Blue Cree for the issuance of 20,000,000 shares of common stock of the Company. The Agreement and Plan of Acquisition closed on April 13, 2010. Within three months after the completion of this acquisition, 16,000,000 shares of Blue Marble issued prior to the acquisition of Blue Cree were cancelled and Blue Cree’s representative or assignee obtained the option to purchase up to 2,000,000 shares of Blue Marble directly from one of the shareholders of Blue Marble. Upon the mutual termination of the acquisition agreement the 20,000,000 shares issued to Blue Cree shareholders were returned to the Company and cancelled.

The Company requires additional financing in order to meet its anticipated operating and acquisition expenses.

Employees

The Company intends to use the services of contractors and consultants for the administration of its projects. At present, in an effort to conserve cash and allow greater flexibility in the future, we have no paid employees.

Government Regulation

Our business acquisition complies with all relevant laws.

C.  Organizational Structure

Upon the closing of an acquisition Blue Marble will be the parent company of its operating subsidiary company.

D.   Property, Plant and Equipment

The Company has no leased or owned property, plant or equipment.

ITEM 5 - Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with the Company's audited financial statements including the notes thereto and other financial information appearing elsewhere herein. The audited financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A. Operating Results

Year comparison between 2010 and 2009

The Company's net loss for the year decreased to $80,219 in 2010 compared to a loss of $121,795 in 2009. The loss in 2010 reflects the Company’s activity in seeking a suitable business opportunity or acquisition target in 2010 and expenditures for the Blue Cree acquisition which was terminated.  The loss in 2009 reflects the Company’s activity in seeking a suitable business opportunity or acquisition target in 2009, the expenditures for the Biokhan acquisition which was terminated and director fees of $200,000 settled for the issuance of 5,000,000 shares of common stock. Other costs incurred during both years were for the maintenance of the reporting status of the Company and consulting fees related to a business acquisition.

B. Liquidity and Capital Resources

Our initial sources of liquidity are expected to be related party loans and equity financing. Blue Marble Media has cash on hand as at December 31, 2010 in the amount of $1,851 (2009: $754). During the year ended December 31, 2010 the Company used cash of $42,484 in operations, principally to cover the years operating expenses (2009 – $118,398) and received cash in 2010 financing activities of $43,581 from loans from related parties (2009 – $108,734).

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

We anticipate that we will need to raise additional capital within the next twelve months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate, or enter into a business combination. If adequate funds are not available within the next twelve months, we may be required to significantly curtail our operations or no longer be able to operate.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2010 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Blue Marble Media Corp:

Name of Officer	Age	Office
Jai Woo Lee	59	Director and Chairman Resigned as President June 15, 2009 Appointed Chairman February 24, 2010 Appointed President December 30, 2010
Jin Kyung Yang	42	Director – appointed February 24, 2010 Appointed President February 24, 2010 Resigned both positions December 30, 2010

Sung Wook Chung	60	Director – appointed June 15, 2009 Appointed President June 15, 2009 Resigned as President and Director February 24, 2010

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

In 2009, the Company settled an amount for past services payable to Jai Woo Lee of $200,000 by the issuance of 5,000,000 common shares.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2010, 2009 and 2008 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2010, 2009, 2008, 2007 or 2006

Compensation of Directors

During 2010, there was $nil compensation paid to directors for their services as directors. During 2009, Mr. Jai Woo Lee was issued 5,000,000 common shares in settlement for past management services provided to the Company valued at $200,000.

Stock Option Plan

The Company currently does not have a stock option plan.

Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees.

C. Board Practices

General

The board of directors has the ultimate responsibility for the administration of the affairs of the Company. Our Articles of Incorporation, as currently in effect, provides for a board of directors of not less than three directors and not more than ten directors. Under our Articles, all directors serve a three-year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve the Company in the future. The directors are elected at a general meeting of shareholders by a majority vote of the shareholders present or represented by proxy, subject to minimum quorum requirements of at least one third of all issued and outstanding shares voting.

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

D. Employees

Employment Contracts with Employees and Officers

The Company does not have any employment agreement with any employees, directors or officers.

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2010 of:  (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,821,674	46.97

Directors and Officers as a Group	6,821,674	46.97

Notes:

(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2010, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2010 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2010 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	6,821,674	46.97	Korea
Yun Kwan Choi	2,000,000	13.77	Korea
Kwon Jung Soo	2,000,000	13.77	Korea

Notes:

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2010 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2010 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last four years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2010(1)(2)	2009(1)(2)	2008(1)(2)	2007(1)(2)
	%	%	%	%
Jai Woo Lee	46.97	24.63	6.08	28.29
Hye Kyung Lee(3)(4)	1.08	3.14	3.75	17.47(3)
Sun Joo Choi	2.75	0.99	1.18	5.48
CDS & Co.	15.29	5.48	2.61	12.16
Yun Kwan Choi	13.77	6.56	7.85	-
Kwon Jung Soo	13.77	6.56	7.85	-

Notes:

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on:  14,522,727 common shares issued and outstanding as of December 31, 2010: 30,472,727 common shares issued and outstanding as of December 31, 2009: 25,472,724 common shares issued and outstanding as of December 31, 2008: and 5,472,724 as of 2007

(3)

Includes 156,213 common shares of the Company held by Penn Capital Canada Ltd., a private company controlled by Hye Kyung Lee.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2010:

	Number of registered	Number of
Location	shareholders	shares
Canada	38	242,214
United States	2	8,000
Cede & Co	1	2,221,033
Other	16	12,051,480
Total	57	14,522,727

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which, through their operation at a subsequent date, may result in a change in control of the Company.

B. Related Party Transactions

During the fiscal years ended December 31, 2010 and 2009 the following amounts were incurred by us under related party transactions:

?

During the year ended December 31, 2009, the President of the Company was issued 5,000,000 shares of common stock with a fair value of $200,000 for management services rendered.

?

As at December 31, 2010, the Company owed $196,725 (2009: $150,019) to the President of the Company which is non-interest bearing, unsecured, and due on demand.

?

During the year ended December 31, 2010 the Company paid rent of $0 (2009: $15,512; 2008 - $37,617)) to a company controlled by a director.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2010 and for the year then ended:

?

Balance sheets;

?

Statements of operations and deficit;

?

Statement of changes in shareholders' equity;

?

Statements of cash flows; and

?

Related notes and schedules.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2010 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted by FINRA on the OTCBB under the symbol NMDPF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTCBB for the past five years:

Year Ended		High		Low
December 31, 2006	US$	0.01	US$	0.010
December 31, 2007	US$	0.06	US$	0.015
December 31, 2008	US$	0.15	US$	0.0005
December 31, 2009	US$	0.65	US$	0.020
December 31, 2010	US$	0.51	US$	0.013

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

During the year ended December 31, 2005, the Company issued 1,750,000 common shares  to settle an amount owing of $610,000, the estimated fair value of the shares at the time of issue, due to Penn Capital Canada Ltd., a company controlled by a director of the Company. The Company further issued 400,000 common shares for cash of $100,000.

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

During the year ended December 31, 2008, the Company issued 20,000,000 common shares for cash of $100,000.

During the year ended December 31, 2009, the Company issued 5,000,000 common shares for the past services of a director of the Company and fairly valued at $200,000.

On February 26, 2010, the Company issued 20,000,000 shares of common stock to acquire Blue Cree Co., Ltd. and subsequently cancelled the share issuances upon termination of the acquisition.

Principals of the Company returned to the Company 16,000,000 of their common shares to the Company for cancellation on March 29, 2010. On the same date, a shareholder returned 100,000 common shares to the Company for cancellation.

On June 17, 2010, the Company issued 150,000 common shares for payment for services rendered.

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

I. Subsidiary Information

As at December 31, 2010, the Company does not have any subsidiary companies.

ITEM 11 - Quantitative and Qualitative Disclosures about Market Risk

Transaction Risk and Currency Risk Management

We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. Blue Marble denominates its financial statements in United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2005, 2006, 2007, 2008, 2009 and 2010 was: 2.2%, 1.6%, 2.0%, 2.4%, 1.3% and 2.3%, respectively.

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

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC.  This information is accumulated and communicated to our executive officer to allow timely decisions regarding required disclosure.  Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation of these disclosure controls and procedures, and in light of the weaknesses identified below, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.  The small size of our company does not provide for the desired separation of control functions, and we do not have the required level of documentation of our monitoring and control procedures.  The remedies for this situation are described below.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

•

Certain entity level controls establishing a “tone at the top” were considered material weaknesses. The Company does not have any independent directors and thus no independent directors sit on the audit committee

•

The Company has not formally adopted internal controls surrounding its cash and financial reporting procedures including the absence of sufficient management review controls and separation of duties.

•

The lack of independent directors exercising an oversight role increases the risk of management override.

Management is currently evaluating remediation plans for the above control deficiencies.

In light of the existence of these control deficiencies, management concluded that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls.

C. Attestation Report of the Registered Accounting Firm

This annual report does not include an attestation report of the company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

The Board of Directors of the Company was notified of the resignation of Chisholm Bierwolf Nilson & Morrill, LLC, Certified Public Accountants (‘CBNM’) as the Company's independent accountants, effective for the December 31, 2010 year end, and appointed Saturna Group Chartered Accountants LLP (“Saturna Group”) to serve as independent public accountants of the Company.

CBNM’s reports on the Company’s financial statements for the fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified as to uncertainty, audit scope, or accounting principles but contained an emphasis paragraph as to a going concern.

During the Engagement Period, there were no disagreements between the Company and CBNM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to CBNM’s satisfaction, would have caused CBNM to make reference to the subject matter of the disagreement in connection with its report for the Company.

The Company has provided CBNM with a copy of this Form 20F and has requested CBNM to furnish it with a letter addressed to the Securities and Exchange Commission (the “Commission”) stating whether CBNM agrees with the statements made by the Company and, if not, stating the respects in which it does not agree. A copy of such letter from CBNM is attached hereto as Exhibit 16.1.

During its fiscal years ended December 31, 2009 and 2008 and in the subsequent interim periods prior to the resignation of CBNM, the Company did not consult with Saturna Group concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements and no written or oral advice was provided by Saturna Group that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or event, as set forth in Item 304(a)(1)(iv) of Regulation S-B.

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal year ended December 31, 2010 for which audited financial statements appear in this annual report on Form 20-F.

Chisholm Bierwolf Nilson & Morrill, LLC, Certified Public Accountants (‘CBNM’), provided audit services to the Company in connection with its annual report for the fiscal year ended December 31, 2009.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2010		2009
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)		$8,000		$10,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants		$8,000		$10,000

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

ITEM 17 - Financial Statements

See "Item 18 - Financial Statements."

ITEM 18 - Financial Statements

The Company's audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:

- Balance sheets as of December 31, 2010 and 2009;

- Statements of operations for the years ended December 31, 2010, 2009 and 2008 and accumulated from October 23, 2002 (date of inception) to December 31, 2010.

- Statements of stockholders' equity (deficit) from October 23, 2002 (date of inception) to December 31, 2010.

- Statements of cash flows for the years ended December 31, 2010, 2009 and 2008 and accumulated from October 23, 2002 (date of inception) to December 31, 2010; and

- Notes to the financial statements

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Financial statements

Years ended December 31, 2010 and 2009

(Expressed in U.S. Dollars)

Index

Report of Independent Registered Public Accounting Firm

F–2

Balance sheets

F–3

Statements of operations

F–4

Statements of stockholders’ equity (deficit)

F–5

Statements of cash flows

F–7

Notes to the financial statements

F–8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Blue Marble Media Corp. (formerly NeoMedyx Medical Corp.)

(A development stage company)

We have audited the accompanying balance sheet of Blue Marble Media Corp. (formerly NeoMedyx Medical Corp.) (A development stage company) as of December 31, 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended and accumulated from January 1, 2010 to December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended and accumulated from January 1, 2010 to December 31, 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues, has a working capital deficit, and has incurred operating losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

June 1, 2011

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Balance sheets

(Expressed in U.S. Dollars)

	December 31, 2010 $	December 31, 2009 $

ASSETS

Current assets

Cash	1,851	754

Total assets	1,851	754

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable and accrued liabilities	89,889	114,279
Loan payable (Note 4)	5,000	–
Due to related party (Note 5)	196,725	150,019

Total liabilities	291,614	264,298

Nature of operations and continuance of business (Note 1)

Stockholders’ deficit

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	–	–

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 shares (2009 – 30,472,727)	2,358,954	2,304,954

Additional paid-in capital	9,527	9,527

Accumulated other comprehensive loss	(88,263)	(88,263)

Deficit accumulated during the development stage	(2,569,981)	(2,489,762)

Total stockholders’ deficit	(289,763)	(263,544)

Total liabilities and stockholders’ deficit	1,851	754

(The accompanying notes are an integral part of these financial statements)

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Statements of operations

(Expressed in U.S. dollars)

	Year ended December 31, 2010 $	Year ended December 31, 2009 $	Year ended December 31, 2008 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2010 $

Revenue	–	–	–	–

Operating expenses

Consulting fees	19,093	38,343	51,271	220,288
Director’s fees (Note 6)	–	200,000	–	200,000
Foreign exchange loss	9,708	12,785	(925)	16,400
Investor relations	76,855	–	–	76,855
Office and miscellaneous	13,773	10,628	1,949	33,650
Professional fees	3,711	13,019	51,764	224,374
Rent (Note 5)	–	15,512	37,617	54,644
Transfer agent fees	1,792	10,326	–	12,118
Travel	30,257	36,462	1,098	74,463
Recovery of expenses	(74,970)	–	–	(74,970)

Total operating expenses	80,219	337,075	142,774	837,822

Loss before other income (expense)	(80,219)	(337,075)	(142,774)	(837,822)

Other income (expense)

Interest expense	–	–	–	(9,527)
Write-off of loan payable	–	215,280	–	215,280

Total other income (expense)	–	215,280		205,753

Loss from continuing operations	(80,219)	(121,795)	(142,774)	(632,069)

Loss from discontinued operations	–	–	–	(1,937,912)

Net loss for the period	(80,219)	(121,795)	(142,774)	(2,569,981)

Net loss per share, basic and diluted	–	–	(0.01)

Weighted average number of shares outstanding	35,225,062	28,322,054	20,102,861

(The accompanying notes are an integral part of these financial statements)

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Statements of stockholders’ equity (deficit)

(Expressed in U.S. dollars)

	Common stock		Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total $
	Number	Amount $

Inception, October 23, 2002	–	–	–	–	–	–

Issued for cash	1,500,000	9,508	–	–	–	9,508
Foreign currency translation	–	–	–	120	–	120
Net loss for the period	–	–	–	–	(25,843)	(25,843)

Balance, December 31, 2002	1,500,000	9,508	–	120	(25,843)	(16,215)

Issued for: Property and equipment	370,409	1	–	–	–	1
Equipment rental	10,769	1	–	–	–	1
Consulting services	46,154	1	–	–	–	1
License	200,000	–	–	–	–	–
Foreign currency translation	–	–	–	(22,683)	–	(22,683)
Net loss for the year	–	–	–	–	(248,365)	(248,365)

Balance, December 31, 2003	2,127,332	9,511	–	(22,563)	(274,208)	(287,260)

Common stock cancelled	(600,000)	(3,802)	–	–	–	(3,802)
Issued for:
Settlement of debt	159,216	26,560	–	–	–	26,560
Settlement of related party debt	32,000	256,160	–	–	–	256,160
Property and equipment	96,679	1	–	–	–	1
Consulting services	312,500	860,000	–	–	–	860,000
Cash	120,000	39,024	–	–	–	39,024
Held for cancellation	1,000,000	–	–	–	–	–
Foreign currency translation	–	–	–	(53,445)	–	(53,445)
Net loss for the year	–	–	–	–	(1,349,209)	(1,349,209)

Balance, December 31, 2004	3,247,727	1,187,454	–	(76,008)	(1,623,417)	(511,971)

Issued for:
Settlement of related party debt	1,750,000	610,000	–	–	–	610,000
Cash	400,000	100,000	–	–	–	100,000
Foreign currency translation	–	–	–	(2,358)	–	(2,358)
Net loss for the year	–	–	–	–	(372,529)	(372,529)

Balance, December 31, 2005	5,397,727	1,897,454	–	(78,366)	(1,995,946)	(176,858)

Issued for:
Settlement of debt	75,000	7,500	–	–	–	7,500
Settlement of related party debt	1,000,000	100,000	–	–	–	100,000
Common stock cancelled	(1,000,000)	–	–	–	–	–
Foreign currency translation	–	–	–	(68)	–	(68)
Net loss for the year	–	–	–	–	(136,089)	(136,089)

Balance, December 31, 2006	5,472,727	2,004,954	–	(78,434)	(2,132,035)	(205,515)

Imputed interest	–	–	9,527	–	–	9,527
Foreign currency translation	–	–	–	(24,451)	–	(24,451)
Net loss for the year	–	–	–	–	(93,158)	(93,158)

Balance, December 31, 2007	5,472,727	2,004,954	9,527	(102,885)	(2,225,193)	(313,597)

(The accompanying notes are an integral part of these financial statements)

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Statements of stockholders’ equity (deficit)

(Expressed in U.S. dollars)

	Common stock		Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total $
	Number	Amount $

Balance, December 31, 2007	5,472,727	2,004,954	9,527	(102,885)	(2,225,193)	(341,749)

Issued for cash	20,000,000	100,000	–	–	–	100,000
Foreign currency translation	–	–	–	14,622	–	14,622
Net loss for the year	–	–	–	–	(142,774)	(142,774)

Balance, December 31, 2008	25,472,727	2,104,954	9,527	(88,263)	(2,367,967)	(341,749)

Issued for director’s fees	5,000,000	200,000	–	–	–	200,000
Net loss for the year	–	–	–	–	(121,795)	(121,795)

Balance, December 31, 2009	30,472,727	2,304,954	9,527	(88,263)	(2,489,762)	(263,544)

Issued to acquire Blue Cree Co., Ltd.	20,000,000	–	–	–	–	–
Cancelled	(36,100,000)	–	–	–	–	–
Issued for investor relations services	150,000	54,000	–	–	–	54,000
Net loss for the year	–	–	–	–	(80,219)	(80,219)

Balance, December 31, 2010	14,522,727	2,358,954	9,527	(88,263)	(2,569,981)	(289,763)

(The accompanying notes are an integral part of these financial statements)

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2010 $	Year ended December 31, 2009 $	Year ended December 31, 2008 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2010 $

Operating activities

Net loss from continuing operations	(80,219)	(121,795)	(142,774)	(632,069)

Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange (loss) gain	8,125	12,785	(925)	14,817
Stock-based compensation	54,000	200,000	–	254,000
Write-off of loan payable	–	(215,280)	–	(215,280)

Changes in operating assets and liabilities:
Amounts receivable	–	–	2,969	–
Prepaid expenses	–	15,516	(14,516)	–
Accounts payable and accrued liabilities	(24,390)	(9,624)	(25,426)	83,949

Net cash used in operating activities	(42,484)	(118,398)	(180,672)	(494,583)

Financing activities

Proceeds from loans payable	5,000	70,405	144,875	220,280
Proceeds from issuance of common stock	–	–	100,000	248,532
Advances from related parties	38,581	56,337	–	945,326
Repayment of related party debt	–	(18,008)	(81,358)	(82,076)

Net cash provided by financing activities	43,581	108,734	163,517	1,332,062

Net cash used in discontinued operations	–	–	–	(777,427)

Effect of exchange rate changes on cash	–	–	15,546	(58,201)

Change in cash	1,097	(9,664)	(1,609)	1,851

Cash, beginning of period	754	10,418	12,027	–

Cash, end of period	1,851	754	10,418	1,851

Supplemental cash flow information (Note 7)

(The accompanying notes are an integral part of these financial statements)

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

Penn Biotech Inc. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2002. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. On November 30, 2007 the Company changed its name to Corpus Resources Corporation. On June 23, 2009 changed its name to NeoMedyx Medical Corp. On February 24, 2010, the Company changed its name to Blue Marble Media Corp. The Company is a development stage company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”. The Company is currently exploring business opportunities.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception of the development stage and is unlikely generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2010, the Company has a working capital deficiency of $289,763 and has accumulated losses of $2,569,981 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Summary of Significant Accounting Policies

(a)

Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars.

(b)

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

(c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d)

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

As of December 31, 2010 and 2009, the Company did not have any amounts recorded pertaining to uncertain tax positions.

The Company files federal and provincial income tax returns in Canada. The Company may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. The open taxation years range from 2007 to 2009. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2010, 2009 and 2008, there were no charges for interest or penalties.

(e)

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, “Compensation – Stock Compensation” and ASC 505, “Equity Based Payments to Non-Employees”, using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

(f)

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Management has adopted ASC 830, “Foreign Currency Matters”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. Average monthly rates are used to translate revenues and expenses. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income.

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

(g)

Comprehensive Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2010 and 2009, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(h)

Financial Instruments

ASC 820, “Fair Value Measurements and Disclosures” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash,  accounts payable, accrued liabilities, and amounts due to related parties. Pursuant to ASC 820, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

(i)

Loss per Share

The Company computes loss per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti dilutive.

(j)

Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, “Fair Value Measurements and Disclosures”, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010. The adoption of the applicable standard on January 1, 2010 did not have a material effect on the Company’s financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(k)

Reclassifications

Certain comparative figures have been reclassified to conform to the current year's presentation.

3.

Agreement with Blue Cree Co., Ltd.

On January 2, 2010, the Company entered into an agreement with Blue Cree Co., Ltd. (“Blue Cree”), a company registered in the Republic of South Korea, whereby the Company would acquire all of the issued and outstanding shares of Blue Cree by issuing 20,000,000 shares of common stock to the shareholders of Blue Cree. Prior to closing, the Company cancelled 16,100,000 shares of common stock as required by the agreement. The agreement closed on April 13, 2010. On December 30, 2010, the agreement was terminated and the 20,000,000 shares of common stock issued to the shareholders of Blue Cree were returned and cancelled.

4.

Loan Payable

As at December 31, 2010, the Company owed $5,000 (2009 – $nil) to an unrelated party which is non-interest bearing, unsecured, and due on demand.

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

5.

Related Party Transactions

(a)

As at December 31, 2010, the Company owed $196,725 (2009 – $150,019) to the President of the Company which is non-interest bearing, unsecured, and due on demand.

(b)

During the year ended December 31, 2010, the Company paid rent of $nil (2009 - $15,512; 2008 - $37,617) to a company controlled by the President of the Company.

6.

Common Stock

Share transactions for the year ended December 31, 2010:

(a)

On April 2, 2010, the Company cancelled 16,100,000 shares of common stock that were returned to the Company as required by the Blue Cree agreement.

(b)

On April 13, 2010, the Company issued 20,000,000 shares of common stock to the shareholders of Blue Cree.

(c)

On June 17, 2010, the Company issued 150,000 shares of common stock with a fair value of $54,000 to an investor relations consultant.

(d)

On December 30, 2010, the Company cancelled the 20,000,000 shares of common stock issued to the Blue Cree shareholders. Refer to Note 3.

Share transactions for the year ended December 31, 2009:

(e)

During the year ended December 31, 2009, the Company issued 5,000,000 shares of common stock with a fair value of $200,000 to the President of the Company for services rendered.

7.

Supplemental Cash Flow Information

	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Year ended December 31, 2009 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2010 $

Cash paid for interest	–	–	–	–
Cash paid for income tax	–	–	–	–

Non-cash investing and financing activities: Non-cash investing and financing activities:
Shares issued to acquire property and equipment	–	–	–	2
Shares issued to settle debt	–	–	–	34,060
Shares issued to settle related party debt	–	–	–	966,160

BLUE MARBLE MEDIA CORP.

(formerly NeoMedyx Medical Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

8.

Income Taxes

The Company has non-capital losses carried forward of $2,295,773 available to offset taxable income in future years which expires beginning in fiscal 2014.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 28.5% (2009 – 30%; 2008 – 31.5%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2010 $	2009 $	2008 $

Income tax recovery at statutory rate	(22,862)	(36,539)	(44,974)

Changes in enacted tax rates	(5,885)	4,798	9,280
Expiry of non-capital loss	70,784	7,753	–
Change in valuation allowance	(42,037)	23,988	35,694

Provision for income taxes	–	–	–

The significant components of deferred income tax assets and liabilities at December 31, 2010 and 2009, are as follows:

	2010 $	2009 $

Non-capital losses carried forward	573,943	615,980

Valuation allowance	(573,943)	(615,980)

Net deferred income tax asset	–	–

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Consent of Saturna Group Chartered Accountants LLP

*previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE MARBLE MEDIA CORP.

/s/ Jai Woo Lee

-----------------------------

 Jai Woo Lee,

Director and Chairman

June 27, 2011