Form 20-F
period 2011-12-31
KBRIDGE ENERGY CORP.
filed 2012-05-09
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________

For the transition period from ________________ to _______________

Commission file number 333-102931
KBRIDGE ENERGY CORP
Formerly: Blue Marble Media Corp
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

☒

No

☐

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A.    Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,
	2011	2010	2009	2008	2007

Loss for the year	(124,987)	(80,219)	(121,795)	(142,774)	(93,158)

Weighted average number of common shares	14,522,727	35,225,062	28,322,045	20,102,861	5,642,725

Basic and diluted loss per common share	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.02)

	As at December 31,
	2011	2010	2009	2008	2007

Total assets	$1,907	$1,851	$754	$25,934	$15,996
Net assets	$(414,750)	$(289,763)	$(263,544)	$(341,749)	$(313,597)
Common stock	$2,358,954	$2,358,954	$2,304,954	$2,104,954	$2,004,954

KBridge Energy Corp (formerly Blue Marble Media Corp) or "KBridge" or the "Company" undertakes certain transactions in Canadian (Cdn) dollars and records and reports its operations in US dollars. Fluctuations in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and distributed in respect of cash dividends paid out or other distributions paid in Cdn dollars by us. The Company has never paid out a dividend to its shareholders.

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all.

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2007	$1.0748
2008	$1.0671
2009	$1.1420
2010	$0.9946
2011	$1.0993

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended August 31, 2011	$1.0619	$1.0674
Month ended September 30, 2011	$1.0230	$1.0326
Month ended October 31, 2011	$1.0168	$1.0221
Month ended November 30, 2011	$1.0224	$1.0286
Month ended December 31, 2011	$0.9931	$0.9997
Month ended January 31, 2012	$0.9963	$1.0060

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2011, we had cash in the amount of $1,907. We currently have no operations or income.

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

KBridge Energy Corp ("KBridge" or the "Company") was originally incorporated on October 23, 2002 under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. On November 30, 2007, it consolidated its outstanding common shares on a 10 old share for 1 new share basis and changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corporation and on February 24, 2010, changed its name to Blue Marble Media Corp. On December 8, 2011 the Company changed its name to KBridge Energy Corp. All references to shares of common stock in this document refer to post split.

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

In 2011 the Company changed its name to KBridge Energy Corp.

B.  Business Overview

Background

During the years 2006 and 2007 the Company actively sought opportunities to acquire mineral exploration properties. In 2007 management of the Company reviewed a number of mineral concession opportunities in the People's Republic of China. Ultimately, these opportunities were deemed unsuitable for the Company at that time.

On February 27, 2009, the Company entered an agreement with Biokhan Corporation (‘Biokhan’) whereby the Company would acquire all of the outstanding shares of Biokhan effective January 2, 2009 for the issuance of 30,000,000 shares of common stock of the Company. The Agreement closed April 30, 2009 and the business continued but was terminated in November 2009 when Biokhan failed to meet its financial commitments in the agreement. During this period the Company entered into discussions and a due diligence phase for the acquisition of Blue Cree Co Ltd., a company registered in the Republic of (South) Korea (‘Blue Cree’) and, effective January 2, 2010, the Company entered an agreement with Blue Cree whereby the Company would acquire all of the outstanding shares of Blue Cree for the issuance of 20,000,000 shares of common stock of the Company. The Agreement and Plan of Acquisition closed on April 13, 2010. Within three months after the completion of this acquisition, 16,000,000 shares of Blue Marble issued prior to the acquisition of Blue Cree were cancelled and Blue Cree’s representative or assignee obtained the option to purchase up to 2,000,000 shares of Blue Marble directly from one of the shareholders of Blue Marble. Upon the mutual termination of the acquisition agreement the 20,000,000 shares issued to Blue Cree shareholders were returned to the Company and cancelled.

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

C.  Organizational Structure

Upon the closing of an acquisition KBridge will be the parent company of its operating subsidiary company.

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

A. Operating Results

Year comparison between 2011 and 2010

The Company's net loss for the year increased to $124,987 in 2011 compared to a loss of $80,219 in 2010. The loss in 2011 reflects the Company’s activity in seeking a suitable business opportunity or acquisition target during 2011, a management fee of $100,000 payable to a director of the Company, and expenditures for the Blue Cree acquisition which was terminated.  Other costs incurred during both years were for the maintenance of the reporting status of the Company and consulting fees related to the various failed business acquisitions.

B. Liquidity and Capital Resources

Our initial sources of liquidity are expected to be related party loans and equity financing. The Company has cash on hand as at December 31, 2011 in the amount of $1,907 (2010: $1,851). During the year ended December 31, 2011 the Company used cash of $36,692 in operations, principally to cover the years operating expenses (2010 – $42,484) and received advances from 2011 financing activities of $36,748 in loans from related parties (2010 – $43,581).

We will require additional funding in order to develop business opportunities we determine to pursue. There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period or if available at all, or that it can be obtained on satisfactory terms. We have no arrangements in place with our officers, directors or affiliates to provide liquidity to us.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2011 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Blue Marble Media Corp:

Name of Officer	Age	Office
Jai Woo Lee	59	Director and Chairman Resigned as President June 15, 2009 Appointed Chairman February 24, 2010 Appointed President December 30, 2010 Resigned as President December 1, 2011
Taek Ryong Kim	50	President and Director Appointed Director December 1, 2011 Appointed President December 1, 2011
Jin Kyung Yang	42	Director – appointed February 24, 2010 Appointed President February 24, 2010 Resigned both positions December 30, 2010
Sung Wook Chung	60	Director – appointed June 15, 2009 Appointed President June 15, 2009 Resigned both positions February 24, 2010

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

Taek Ryong Kim, President: Mr Kim received a bachelors degree in agriculture from Yanji University in July 1984. During his career he has become knowledgeable in the areas of Foreign Trade, Agriculture, Economics and Technology. From October, 2002 to May, 2010 Mr Kim acted as President of Beijing Century Ltd, Beijing, China and from August, 1994 to October 2002 he worked as a Manager for Yanji Foreign Economic & Trade Company, Tokyo, Japan. From May 2010 to the present he has been a self employed consultant.

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

B. Compensation

Executive Compensation

During the current year ended December 31, 2011 the Company accrued $100,000 payable to Mr. Jai Lee, Chairman of the Company, for management services.

In 2009, the Company settled an amount for past services payable to Jai Woo Lee of $200,000 by the issuance of 5,000,000 common shares.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2011, 2010, 2009 and 2008 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2011, 2010, 2009, 2008 or 2007.

Compensation of Directors

During the years 2011 and 2010, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2011 of:  (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,821,674	46.97
Directors and Officers as a Group	6,821,674	46.97

Notes:

(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2011, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2011 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2011 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	6,821,674	46.97	Korea
Yun Kwan Choi	2,000,000	13.77	Korea
Kwon Jung Soo	2,000,000	13.77	Korea

Notes:

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2011 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2011 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last four years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2011(1)(2)	2010(1)(2)	2009(1)(2)	2008(1)(2)
	%	%	%	%
Jai Woo Lee	46.97	46.97	24.63	6.08
Hye Kyung Lee(3)(4)	1.08	1.08	3.14	3.75
Sun Joo Choi	2.75	2.75	0.99	1.18
CDS & Co.	15.29	15.29	5.48	2.61
Yun Kwan Choi	13.77	13.77	6.56	7.85
Kwon Jung Soo	13.77	13.77	6.56	7.85

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

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2011:

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2011:

Location	Number of registered shareholders	Number of shares
Canada	38	242,214
United States	2	8,000
Cede & Co	1	2,221,033
Other	16	12,051,480
Total	57	14,522,727

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which, through their operation at a subsequent date, may result in a change in control of the Company.

B. Related Party Transactions

During the fiscal years ended December 31, 2011 and 2010 the following amounts were incurred by us under related party transactions:

?

As at December 31, 2011, the Company owed $341,101 (2010: $196,725) to the President of the Company which is non-interest bearing, unsecured, and due on demand.

?

During the year ended December 31, 2011 the Company paid rent of $0.00 (2010: $0.00) to a company controlled by a director.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2011 and for the year then ended:

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

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2011 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted by FINRA on the OTCBB under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTCBB for the past five years:

Year Ended		High		Low
December 31, 2007	US$	0.06	US$	0.015
December 31, 2008	US$	0.15	US$	0.0005
December 31, 2009	US$	0.65	US$	0.020
December 31, 2010	US$	0.51	US$	0.013
December 31, 2011	US$	0.03	US$	0.0021

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

I. Subsidiary Information

As at December 31, 2011, the Company does not have any subsidiary companies.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2007, 2008, 2009, 2010 and 2011 was: 2.0%, 2.4%, 1.3%, 2.3% and 2.9%, respectively.

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

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

The Board of Directors of the Company appointed Saturna Group Chartered Accountants LLP (“Saturna Group”) to serve as independent public accountants of the Company, effective from the December 31, 2010 year end.

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2011 and 2010 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2011		2010
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)		$8,300		$8,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants		$8,300		$8,000

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

ITEM 17 - Financial Statements

See "Item 18 - Financial Statements."

ITEM 18 - Financial Statements

The Company's audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:

- Balance sheets as of December 31, 2011 and 2010;

- Statements of operations for the years ended December 31, 2011, 2010 and 2009 and accumulated from October 23, 2002 (date of inception) to December 31, 2011;

- Statements of stockholders' equity (deficit) from October 23, 2002 (date of inception) to December 31, 2011;

- Statements of cash flows for the years ended December 31, 2011, 2010 and 2009 and accumulated from October 23, 2002 (date of inception) to December 31, 2011; and

- Notes to the financial statements.

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Financial statements

Years ended December 31, 2011 and 2010

(Expressed in U.S. Dollars)

Index

Report of Independent Registered Public Accounting Firm

F–1

Balance sheets

F–2

Statements of operations

F–3

Statements of stockholders’ equity (deficit)

F–4

Statements of cash flows

F–7

Notes to the financial statements

F–8

1066 West Hastings Street, Suite 1250

Vancouver, BC  Canada  V6E 3X2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kbridge Energy Corp. (formerly Blue Marble Media Corp.)

(A development stage company)

We have audited the accompanying balance sheets of Kbridge Energy Corp. (formerly Blue Marble Media Corp.) (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended and accumulated from October 23, 2002 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Kbridge Energy Corp. (formerly Blue Marble Media Corp.) (a development stage company) as at December 31, 2009 and for the year then ended and accumulated from October 23, 2002 (date of inception) to December 31, 2009 were audited by other auditors whose report dated June 11, 2010 included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements for the period from October 23, 2002 (date of inception) to December 31, 2009 reflect a net loss of $2,489,762 of the related cumulative totals. The auditors’ report has been furnished to us, and our opinion, insofar as it related to amounts included for such periods, is based solely on the report of such auditors.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and accumulated from October 23, 2002 (date of inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States.

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

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

April 27, 2012

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Balance sheets

(Expressed in U.S. Dollars)

	December 31, 2011 $	December 31, 2010 $

ASSETS

Current assets

Cash	1,907	1,851

Total assets	1,907	1,851

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable and accrued liabilities	70,556	89,889
Loan payable (Note 4)	5,000	5,000
Due to related party (Note 5)	341,101	196,725

Total liabilities	416,657	291,614

Nature of operations and continuance of business (Note 1)

Stockholders’ deficit

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	–	–

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527

Accumulated other comprehensive loss	(88,263)	(88,263)

Deficit accumulated during the development stage	(2,694,968)	(2,569,981)

Total stockholders’ deficit	(414,750)	(289,763)

Total liabilities and stockholders’ deficit	1,907	1,851

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Statements of operations

(Expressed in U.S. dollars)

	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Year ended December 31, 2009 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2011 $

Revenue	–	–	–	–

Operating expenses

Consulting fees	–	19,093	38,343	220,288
Management fees (Note 5)	100,000	–	200,000	300,000
Foreign exchange (gain) loss	(7,821)	9,708	12,785	8,579
Investor relations	1,320	76,855	–	78,175
Office and miscellaneous	3,190	13,773	10,628	36,840
Professional fees	14,476	3,711	13,019	238,850
Rent (Note 5)	–	–	15,512	54,644
Transfer agent fees	870	1,792	10,326	12,988
Travel	12,952	30,257	36,462	87,415
Recovery of expenses	-	(74,970)	–	(74,970)

Total operating expenses	124,987	80,219	337,075	962,809

Loss before other income (expense)	(124,987)	(80,219)	(337,075)	(962,809)

Other income (expense)

Interest expense	–	–	–	(9,527)
Write-off of loan payable	–	–	215,280	215,280

Total other income (expense)	–	–	215,280	205,753

Loss from continuing operations	(124,987)	(80,219)	(121,795)	(757,056)

Loss from discontinued operations	–	–	–	(1,937,912)

Net loss for the period	(124,987)	(80,219)	(121,795)	(2,694,968)

Net loss per share, basic and diluted	(0.01)	–	–

Weighted average number of shares outstanding	14,522,727	35,225,062	28,322,054

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

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

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Statements of stockholders’ equity (deficit)

(Expressed in U.S. dollars)

	Common stock		Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total $
	Number	Amount $

Balance, December 31, 2007	5,472,727	2,004,954	9,527	(102,885)	(2,225,193)	(313,597)

Issued for cash	20,000,000	100,000	–	–	–	100,000
Foreign currency translation	–	–	–	14,622	–	14,622
Net loss for the year	–	–	–	–	(142,774)	(142,774)

Balance, December 31, 2008	25,472,727	2,104,954	9,527	(88,263)	(2,367,967)	(341,749)

Issued for director’s fees	5,000,000	200,000	–	–	–	200,000
Net loss for the year	–	–	–	–	(121,795)	(121,795)

Balance, December 31, 2009	30,472,727	2,304,954	9,527	(88,263)	(2,489,762)	(263,544)

Issued to acquire Blue Cree Co., Ltd.	20,000,000	–	–	–	–	–
Cancelled	(36,100,000)	–	–	–	–	–
Issued for investor relations services	150,000	54,000	–	–	–	54,000
Net loss for the year	–	–	–	–	(80,219)	(80,219)

Balance, December 31, 2010	14,522,727	2,358,954	9,527	(88,263)	(2,569,981)	(289,763)

Net loss for the year	-	-	-	-	(124,987)	(124,987)

Balance, December 31, 2011	14,522,727	2,358,954	9,527	(88,263)	(2,694,968)	(414,750)

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Year ended December 31, 2009 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2011 $

Operating activities

Net loss from continuing operations	(124,987)	(80,219)	(121,795)	(757,056)

Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange loss	–	8,125	12,785	14,817
Stock-based compensation	–	54,000	200,000	254,000
Write-off of loan payable	–	–	(215,280)	(215,280)

Changes in operating assets and liabilities:
Prepaid expenses	–	–	15,516	–
Accounts payable and accrued liabilities	(19,333)	–	–	64,616
Due to a related party	107,628	(24,390)	(9,624)	107,628

Net cash used in operating activities	(36,692)	(42,484)	(118,398)	(531,275)

Financing activities

Proceeds from loans payable	–	5,000	70,405	220,280
Proceeds from issuance of common stock	–	–	–	248,532
Advances from related parties	36,748	38,581	56,337	982,074
Repayment of related party debt	–	–	(18,008)	(82,076)

Net cash provided by financing activities	36,748	43,581	108,734	1,368,810

Net cash used in discontinued operations	–	–	–	(777,427)

Effect of exchange rate changes on cash	–	–	–	(58,201)

Change in cash	56	1,097	(9,664)	1,907

Cash, beginning of period	1,851	754	10,418	–

Cash, end of period	1,907	1,851	754	1,907

Supplemental cash flow information (Note 7)

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2011 and 2010

(Expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

The Company was incorporated under the laws of British Columbia, Canada, on October 23, 2002 with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. On November 30, 2007 the Company changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corp. On February 24, 2010, the Company changed its name to Blue Marble Media Corp. On December 8, 2011, the Company changed its name to Kbridge Energy Corp. The Company is a development stage company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”. The Company is currently exploring business opportunities.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception of the development stage and is unlikely generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2011, the Company has a working capital deficiency of $414,750 and has accumulated losses of $2,694,968 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2011 and 2010

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

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

As of December 31, 2011 and 2010, the Company did not have any amounts recorded pertaining to uncertain tax positions.

The Company files federal and provincial income tax returns in Canada. The Company may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. The open taxation years range from 2008 to 2010. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2011, 2010 and 2009, there were no charges for interest or penalties.

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

(g)

Comprehensive Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2011, 2010 and 2009, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2011 and 2010

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

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

The Company’s financial instruments consist principally of cash, accounts payable, accrued liabilities, loan payable, and amounts due to related parties. Pursuant to ASC 820, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

(i)

Loss per Share

The Company computes loss per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2011 and 2010

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

(j)

Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, “Fair Value Measurements and Disclosures”, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010. The adoption of the applicable standard on January 1, 2011 did not have a material effect on the Company’s financial statements.

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

4.

Loan Payable

As at December 31, 2011, the Company owed $5,000 (2010 – $5,000) to an unrelated party which is non-interest bearing, unsecured, and due on demand.

5.

Related Party Transactions

(a)

As at December 31, 2011, the Company owed $341,101 (2010 – $196,725) to the Chairman of the Company which is non-interest bearing, unsecured, and due on demand.

(b)

During the year ended December 31, 2011, the Company paid rent of $nil (2010 - $nil; 2009 - $15,512) to a company controlled by the Chairman of the Company.

(c)

During the year ended December 31, 2011, the Company incurred management fees of $100,000 (2010 - $nil; 2009 - $200,000) to the Chairman of the Company for services rendered during the year.

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2011 and 2010

(Expressed in U.S. dollars)

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

(d)

On December 30, 2010, the Company cancelled the 20,000,000 shares of common stock issued to the Blue Cree shareholders. Refer to Note 3.

7.

Supplemental Cash Flow Information

	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Year ended December 31, 2009 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2011 $

Cash paid for interest	–	–	–	–
Cash paid for income tax	–	–	–	–
Non-cash investing and financing activities: Non-cash investing and financing activities:
Shares issued to acquire property and equipment	–	–	–	2
Shares issued to settle debt	–	–	–	34,060
Shares issued to settle related party debt	–	–	–	966,160

8.

Income Taxes

The Company has non-capital losses carried forward of $2,420,760 available to offset taxable income in future years which expires beginning in fiscal 2015.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 26.5% (2010 – 28.5%; 2009 - 30%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2011 $	2010 $	2009 $
Income tax recovery at statutory rate	(33,122)	(22,862)	(36,539)
Changes in enacted tax rates	1,875	(5,885)	4,798
Expiry of non-capital loss	–	70,784	7,753
Change in valuation allowance	31,247	(42,037)	23,988

Provision for income taxes	–	–	–

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Notes to the financial statements

Years ended December 31, 2011 and 2010

(Expressed in U.S. dollars)

8.

Income Taxes (continued)

The significant components of deferred income tax assets and liabilities at December 31, 2011 and 2010, are as follows:

	2011 $	2010 $

Non-capital losses carried forward	605,190	573,943

Valuation allowance	(605,190)	(573,943)

Net deferred income tax asset	–	–

9.

Subsequent Events

(a)

On February 17, 2012, the Company entered into a consulting agreement whereby it will provide advisory consulting services to a company in connection with that company’s negotiations for financing with a another company introduced by the Company. In February 2012, the Company received consulting revenue of Cdn$400,000.

(b)

On February 28, 2012, the Company advanced a loan of AUD$30,000 to a private company (the “debtor”) for the purpose of acquiring intangible assets in the form of intellectual property with a view to converting debt to equity by subscribing for shares in the debtor if the patents are successfully acquired by the debtor. The amount advanced is non-interest bearing, unsecured, and due on demand.

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

KBridge Energy  Corp

/s/ Jai Woo Lee Jai Woo Lee, Director and Chairman May 8, 2012