Form 20-F/A
period 2011-12-31
KBRIDGE ENERGY CORP.
filed 2012-05-30
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F-A

Amendment No. 1

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

Yes

☒

No

☐

This filing is amended to include the financial statements in an xbrl exhibit.

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

	Year Ended December 31,
	2011	2010	2009	2008	2007

Loss for the year	(124,987)	(80,219)	(121,795)	(142,774)	(93,158)

Weighted average number of common shares	14,522,727	35,225,062	28,322,045	20,102,861	5,472,724

Basic and diluted loss per common share	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.02)

	As at December 31,
	2011	2010	2009	2008	2007

Total assets	$1,907	$1,851	$754	$25,934	$15,996
Net assets	$(414,750)	$(289,763)	$(263,544)	$(341,749)	$(313,597)
Common stock	$2,358,954	$2,358,954	$2,304,954	$2,104,954	$2,004,954

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

•

As at December 31, 2011, the Company owed $341,101 (2010: $196,725) to the Chairman of the Company which is non-interest bearing, unsecured, and due on demand.

•

During the year ended December 31, 2011 the Company paid rent of $0.00 (2010: $0.00; 2009 - $15,512) to a company controlled by a director.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2011 and for the year then ended:

•

Balance sheets;

•

Statements of operations and deficit;

•

Statement of changes in shareholders' equity;

•

Statements of cash flows; and

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

Years ended December 31, 2011 and 2010

(Expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

The Company was incorporated under the laws of British Columbia, Canada, on October 23, 2002 as Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. On November 30, 2007 the Company changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corp. On February 24, 2010, the Company changed its name to Blue Marble Media Corp. On December 8, 2011, the Company changed its name to Kbridge Energy Corp. The Company is a development stage company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”. The Company is currently exploring business opportunities.

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

KBridge Energy  Corp

/s/ Jai Woo Lee Jai Woo Lee, Director and Chairman May 25, 2012