Form 20-F/A
period 2011-12-31
KBRIDGE ENERGY CORP.
filed 2012-11-02
CIK 1212787

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment #2

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
14,522,727 common shares

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

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of "accelerated filer and large accelerated filer" on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer

Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	X	Item18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes		X	No

TABLE OF CONTENTS

PART I
ITEM 1 - Identity of Directors, Senior Management and Advisers	1
ITEM 2 - Offer Statistics and Expected Timetable	1
ITEM 3 - Key Information	1
FORWARD LOOKING STATEMENTS	5
ITEM 4 - Information on the Company	5
ITEM 5 - Operating and Financial Review and Prospects	6
ITEM 6 - Directors, Senior Management and Employees	8
ITEM 7 - Major Shareholders and Related Party Transactions	10
ITEM 8 - Financial Information	13
ITEM 9 - The Offer and Listing	13
ITEM 10 - Additional Information	15
ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk	17
ITEM 12 - Descriptions of Securities Other than Equity Securities	17
PART II
ITEM 13 - Defaults, Dividend Arrearages and Delinquencies	17
ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds	17
ITEM 15 - Controls and Procedures	17
ITEM 16A - Audit Committee Financial Expert	18
ITEM 16B - Code of Ethics	18
ITEM 16C - Principal Accountant Fees and Services	19
ITEM 16D - Exemptions from the Listing Standards for Audit Committees	19
ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers	19
PART III
ITEM 17 - Financial Statements	24
ITEM 18 - Financial Statements	1 - 12
ITEM 19 - Exhibits	13
SIGNATURE	13

This filing is amended to include the comment “that the Company’s internal control over financial reporting was not effective as of December 31, 2011”in Item 15. B. and have added the heading “Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2011”

PART I

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

KBridge Energy Corp. ("KBridge" or the "Company") was originally incorporated on October 23, 2002under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name from Penn Biotech Inc. to United Traffic System Inc. On November 30, 2007, it consolidated its outstanding common shares on a 10 old share for 1 new share basis and changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corporation and on February 24, 2010, changed its name to Blue Marble Media Corp.  On December 8, 2011 the Company changed its name to KBridge Energy Corp. All references to shares of common stock in this document refer to post split.

Our head office is located at 5836 S. Pecos Rd., Suite 104 Las Vegas, Nevada 89120.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2004, the Company obtained an exclusive right to use patented biotechnology for the mass production of seed potatoes (potato microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). The Company developed its microtuber tissue culture at a laboratory leased from the Olds College Centre for Innovation (OCCI), Alberta, Canada and in November 2004 terminated its lease with OCCI and relocated its seed potato operations to the city of Yanji located in Jilin Province and to the city of Wuxi located in Yunnan Province, both located in The People's Republic of China (PRC).The potato business was discontinued in China during the 3rd quarter of 2005 due to a lack of funding and a down-shift in the demand for seed potatoes. The seed plant operations are no longer in existence.

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

In 2011 the Company changed its name to KBridge Energy Corp.

B.  Business Overview

Background

During the years 2006 and 2007 the Company actively sought opportunities to acquire mineral exploration properties. In 2007management of the Company reviewed a number of mineral concession opportunities in the People's Republic of China. Ultimately, these opportunities were deemed unsuitable for the Company at that time.

On February 27, 2009, the Company entered an agreement with Biokhan Corporation (‘Biokhan’) whereby the Company would acquire all of the outstanding shares of Biokhan effective January 2, 2009 for the issuance of 30,000,000 shares of common stock of the Company. The Agreement closed April 30, 2009and the business continued but was terminated in November 2009 when Biokhan failed to meet its financial commitments in the agreement. During this period the Company entered into discussions and a due diligence phase for the acquisition of Blue Cree Co Ltd., a company registered in the Republic of (South) Korea (‘Blue Cree’) and, effective January 2, 2010, the Company entered an agreement with Blue Cree whereby the Company would acquire all of the outstanding shares of Blue Cree for the issuance of 20,000,000 shares of common stock of the Company. The Agreement and Plan of Acquisition closed on April 13, 2010. Within three months after the completion of this acquisition, 16,000,000 shares of Blue Marble issued prior to the acquisition of Blue Cree were cancelled and Blue Cree’s representative or assignee obtained the option to purchase up to 2,000,000 shares of Blue Marble directly from one of the shareholders of Blue Marble. Upon the mutual termination of the acquisition agreement the 20,000,000 shares issued to Blue Cree shareholders were returned to the Company and cancelled.

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

A.

Operating Results

Year comparison between 2011 and 2010

The Company's net loss for the year increased to $124,987 in 2011compared to a loss of $80,219 in 2010. The loss in 2011 reflects the Company’s activity in seeking a suitable business opportunity or acquisition target during 2011, a management fee of $100,000 payable to a director of the Company, and expenditures for the Blue Cree acquisition which was terminated. Other costs incurred during both years were for the maintenance of the reporting status of the Company and consulting fees related to the various failed business acquisitions.

B.

Liquidity and Capital Resources

Our initial sources of liquidity are expected to be related party loans and equity financing. The Company has cash on hand as at December 31, 2011 in the amount of $1,907 (2010: $1,851). During the year ended December 31, 2011 the Company used cash of $36,692in operations, principally to cover the years operating expenses (2010 –$42,484) and received advances from 2011 financing activities of $36,748 in loans from related parties (2010 – $43,581).

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

In 2009, the Company settled an amount for past services payable to Jai Woo Lee of $200,000by the issuance of 5,000,000 common shares.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2011, 2010, 2009 and 2008 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2011, 2010, 2009, 2008 or2007.

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

E.

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2011 of:(a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

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

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2011:14,522,727 common shares issued and outstanding as of December 31, 2010:30,472,727 common shares issued and outstanding as of December 31, 2009:25,472,724 common shares issued and outstanding as of December 31, 2008:

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

●

As at December 31, 2011, the Company owed $341,101 (2010: $196,725) to the Chairman of the Company which is non-interest bearing, unsecured, and due on demand.

●

During the year ended December 31, 2011 the Company paid rent of $0.00(2010: $0.00; 2009: $15,512) to a company controlled by a director.

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

A.

Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2011 and for the year then ended:

●

Balance sheets;

●

Statements of operations and deficit;

●

Statement of changes in shareholders' equity;

●

Statements of cash flows; and

●

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

During the year ended December 31, 2005, the Company issued 1,750,000 common shares to settle an amount owing of $610,000, the estimated fair value of the shares at the time of issue,due to Penn Capital Canada Ltd., a company controlled by a director of the Company. The Company further issued 400,000 common shares for cash of $100,000.

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

H.

Documents on Display

You may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C.20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms' Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

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

B.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the evaluation under this framework and in light of the weaknesses identified below, the Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was not effective as of December 31, 2011.

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

●

Certain entity level controls establishing a “tone at the top” were considered material weaknesses. The Company does not have any independent directors and thus no independent directors sit on the audit committee

●

The Company has not formally adopted internal controls surrounding its cash and financial reporting procedures including the absence of sufficient management review controls and separation of duties.

●

The lack of independent directors exercising an oversight role increases the risk of management override.

Management is currently evaluating remediation plans for the above control deficiencies.

Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2011

In light of the existence of these control deficiencies, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2011 and that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls.

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

ITEM 16C - Principal Accountant Fees and Services

The Board of Directors of the Company appointed Saturna Group, Chartered Accountants LLP (“Saturna Group”) to serve as independent public accountants of the Company, effective from the December 31, 2010 year end.

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2011 and 2010for which audited financial statements appear in this annual report on Form 20-F.

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

ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 - Financial Statements

See "Item 18 - Financial Statements."

ITEM 18 - Financial Statements

The Company's audited financial statements were prepared by management of the Company and approved by its Board of Directors and include:- Balance sheets as of December 31, 2011 and 2010;- Statements of operations for the years ended December 31, 2011, 2010 and 2009 and accumulated from October 23, 2002 (date of inception) to December 31, 2011;- Statements of stockholders' equity (deficit) from October 23, 2002 (date of inception) to December 31, 2011;- Statements of cash flows for the years ended December 31, 2011, 2010 and 2009 and accumulated from October 23, 2002 (date of inception) to December 31, 2011; and- Notes to the financial statements.

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

F–8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kbridge Energy Corp. (formerly Blue Marble Media Corp.)

(A development stage company)

We have audited the accompanying balance sheets of Kbridge Energy Corp. (formerly Blue Marble Media Corp.) (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended and accumulated from October 23, 2002 (date of inception) to December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.The financial statements of Kbridge Energy Corp. (formerly Blue Marble Media Corp.)(a development stage company) as at December 31, 2009 and for the year then ended and accumulated from October 23, 2002 (date of inception) to December 31, 2009 were audited by other auditors whose report dated June 11, 2010 included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements for the period from October 23, 2002 (date of inception) to December 31, 2009 reflect a net loss of $2,489,762 of the related cumulative totals. The auditors’ report has been furnished to us, and our opinion, insofar as it related to amounts included for such periods, is based solely on the report of such auditors.

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

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

April 27, 2012

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Balance sheets

(Expressed in U.S. Dollars)

	December 31, 2011 $	December31, 2010 $

ASSETS

Current assets

Cash	1,907	1,851

Total assets	1,907	1,851

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable and accrued liabilities	70,556	89,889
Loan payable (Note 4)	5,000	5,000
Due to related party (Note 5)	341,101	196,725

Total liabilities	416,657	291,614

Nature of operations and continuance of business (Note 1)

Stockholders’ deficit

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	–	–

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares:14,522,727shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527

Accumulated other comprehensive loss	(88,263)	(88,263)

Deficit accumulated during the development stage	(2,694,968)	(2,569,981)

Total stockholders’ deficit	(414,750)	(289,763)

Total liabilities and stockholders’ deficit	1,907	1,851

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Statements of operations

(Expressed in U.S. dollars)

	Year ended December31, 2011 $	Year ended December31, 2010 $	Year ended December 31, 2009 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2011 $

Revenue	–	–	–	–

Operating expenses

Consulting fees	–	19,093	38,343	220,288
Management fees (Note 5)	100,000	–	200,000	300,000
Foreign exchange (gain) loss	(7,821)	9,708	12,785	8,579
Investor relations	1,320	76,855	–	78,175
Office and miscellaneous	3,190	13,773	10,628	36,840
Professional fees	14,476	3,711	13,019	238,850
Rent (Note 5)	–	–	15,512	54,644
Transfer agent fees	870	1,792	10,326	12,988
Travel	12,952	30,257	36,462	87,415
Recovery of expenses	-	(74,970)	–	(74,970)

Total operating expenses	124,987	80,219	337,075	962,809

Loss before other income (expense)	(124,987)	(80,219)	(337,075)	(962,809)

Other income (expense)

Interest expense	–	–	–	(9,527)
Write-off of loan payable	–	–	215,280	215,280

Total other income (expense)	–	–	215,280	205,753

Loss from continuing operations	(124,987)	(80,219)	(121,795)	(757,056)

Loss from discontinued operations	–	–	–	(1,937,912)

Net loss for the period	(124,987)	(80,219)	(121,795)	(2,694,968)

Net loss per share, basic and diluted	(0.01)	–	–

Weighted average number of shares outstanding	14,522,727	35,225,062	28,322,054

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

(formerly Blue Marble Media Corp.)

(A development stage company)

Statements of stockholders’ equity (deficit)

(Expressed in U.S. dollars)

	Common stock		Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total $
	Number	Amount $

Inception, October23, 2002	–	–	–	–	–	–

Issued for cash	1,500,000	9,508	–	–	–	9,508
Foreign currency translation	–	–	–	120	–	120
Net loss for the period	–	–	–	–	(25,843)	(25,843)

Balance, December 31, 2002	1,500,000	9,508	–	120	(25,843)	(16,215)

Issued for: Property and equipment	370,409	1	–	–	–	1
Equipment rental	10,769	1	–	–	–	1
Consulting services	46,154	1	–	–	–	1
License	200,000	–	–	–	–	–
Foreign currency translation	–	–	–	(22,683)	–	(22,683)
Net loss for the year	–	–	–	–	(248,365)	(248,365)

Balance, December 31, 2003	2,127,332	9,511	–	(22,563)	(274,208)	(287,260)

Common stock cancelled	(600,000)	(3,802)	–	–	–	(3,802)
Issued for:
Settlement of debt	159,216	26,560	–	–	–	26,560
Settlement of related party debt	32,000	256,160	–	–	–	256,160
Property and equipment	96,679	1	–	–	–	1
Consulting services	312,500	860,000	–	–	–	860,000
Cash	120,000	39,024	–	–	–	39,024
Held for cancellation	1,000,000	–	–	–	–	–
Foreign currency translation	–	–	–	(53,445)	–	(53,445)
Net loss for the year	–	–	–	–	(1,349,209)	(1,349,209)

Balance, December 31, 2004	3,247,727	1,187,454	–	(76,008)	(1,623,417)	(511,971)

Issued for:
Settlement of related party debt	1,750,000	610,000	–	–	–	610,000
Cash	400,000	100,000	–	–	–	100,000
Foreign currency translation	–	–	–	(2,358)	–	(2,358)
Net loss for the year	–	–	–	–	(372,529)	(372,529)

Balance, December 31, 2005	5,397,727	1,897,454	–	(78,366)	(1,995,946)	(176,858)

Issued for:
Settlement of debt	75,000	7,500	–	–	–	7,500
Settlement of related party debt	1,000,000	100,000	–	–	–	100,000
Common stock cancelled	(1,000,000)	–	–	–	–	–
Foreign currency translation	–	–	–	(68)	–	(68)
Net loss for the year	–	–	–	–	(136,089)	(136,089)

Balance, December 31, 2006	5,472,727	2,004,954	–	(78,434)	(2,132,035)	(205,515)

Imputed interest	–	–	9,527	–	–	9,527
Foreign currency translation	–	–	–	(24,451)	–	(24,451)
Net loss for the year	–	–	–	–	(93,158)	(93,158)

Balance, December 31, 2007	5,472,727	2,004,954	9,527	(102,885)	(2,225,193)	(313,597)

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

(The accompanying notes are an integral part of these financial statements)

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

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception of the development stage and is unlikely generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2011, the Company has a working capital deficiency of $414,750 and has accumulated losses of $2,694,968since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

(The accompanying notes are an integral part of these financial statements)

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

(g)

Comprehensive Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2011, 2010 and2009, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

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

6.

Common Stock (continued)

Share transactions for the year ended December 31, 2010 (continued):

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

9.

Subsequent Events

(a)

On February 17, 2012, the Company entered into a consulting agreement whereby it will provide advisory consulting services to a company in connection with that company’s negotiations for financing with another company introduced by the Company. In February 2012, the Company received consulting revenue of Cdn$400,000.

(b)

On February 28, 2012, the Company advanced a loan of AUD$30,000 to a private company(the “debtor”) for the purpose of acquiring intangible assets in the form of intellectual property with a view to converting debt to equity by subscribing for shares in the debtor if the patents are successfully acquired by the debtor. The amount advanced is non-interest bearing, unsecured, and due on demand.

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KBridge Energy Corp

/s/ Jai Woo Lee

Jai Woo Lee, Director and Chairman October 26, 2012