Form 20-F
period 2012-12-31
KBRIDGE ENERGY CORP.
filed 2013-05-13
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________

For the transition period from ________________ to _______________

Commission file number 333-102931
KBRIDGE ENERGY CORP
(Exact name of registrant as specified in this charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
1530 Elizabeth Avenue, Unit 2, Las Vegas, Nevada 89119 (Formerly: 5836 S. Pecos Rd., Suite 104, Las Vegas, Nevada 89120)
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

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes		X	No

Indicated by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes			No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of "accelerated filer and large accelerated filer" on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer
Accelerated filer
Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this Filing:

US GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board		Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes			No		X

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A.    Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2012, 2011, 2010, 2009, and 2008. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,
	2012	2011	2010	2009	2008

Income (loss) for the year	$206,142	$(124,987)	$(80,219)	$(121,795)	$(142,774)

Weighted average number of common shares	14,522,727	14,522,727	35,225,062	28,322,045	20,102,861

Basic and diluted income (loss) per common share	$0.01	$(0.01)	$(0.00)	$(0.00)	$(0.01)

	As at December 31,
	2012	2011	2010	2009	2008

Total assets	$71,503	$1,907	$1,851	$754	$25,934
Net assets	$(208,608)	$(414,750)	$(289,763)	$(263,544)	$(341,749)
Common stock	$2,358,954	$2,358,954	$2,358,954	$2,304,954	$2,104,954

KBridge Energy Corp. or "KBridge" or the "Company" undertakes certain transactions in Canadian (“Cdn”) dollars and records and reports its operations in US dollars. Fluctuations in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and distributed in respect of cash dividends paid out or other distributions paid in Cdn dollars by us. The Company has never paid out a dividend to its shareholders.

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all.

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2008	$1.0660
2009	$1.1420
2010	$1.0299
2011	$0.9891
2012	$0.9996

(1)

Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended August 31, 2012	$1.0094	$1.0054
Month ended September 30, 2012	$1.0247	$1.0196
Month ended October 31, 2012	$1.0156	$1.0106
Month ended November 30, 2012	$1.0049	$1.0009
Month ended December 31, 2012	$1.0120	$1.0088
Month ended January 31, 2013	$1.0097	$1.0058

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

Business Risks:

Risks Associated with Our Company.

We have a limited history which makes it difficult to evaluate the investment merits of our Company.

If we do not obtain additional financing, our business will fail because we will be unable to fund even the administration of our minimal operations.

In order for the Company to continue we need to obtain additional financing. As of December 31, 2012, we had cash in the amount of $71,503.

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

ITEM 4 - Information on the Company

A.  History and Development of the Company

KBridge Energy Corp ("KBridge" or the "Company") was originally incorporated on October 23, 2002 under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name to United Traffic System Inc. On November 30, 2007, it consolidated its outstanding common shares on a 10 old share for 1 new share basis and changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corporation and on February 24, 2010, changed its name to Blue Marble Media Corp. On December 8, 2011 the Company changed its name to KBridge Energy Corp. All references to shares of common stock in this document refer to post split.

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

In 2011 the Company changed its name to KBridge Energy Corp. and began operations marketing resource based opportunities in North America to customers based in Korea as a broker for energy and resource related contracts where the Company brought together the  energy/resource opportunity with the financing and continued developing this business through 2012.

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

In 2011 the Company began operations marketing resource based opportunities in North America to customers based in Korea as a broker for energy and resource related contracts where the Company brought together the energy/resource opportunity with the financing.

The Company requires additional financing in order to meet its anticipated operating and acquisition expense.

Employees

The Company intends to use the services of contractors and consultants for the administration of its projects. At present, in an effort to conserve cash and allow greater flexibility in the future, we have no paid employees.

Government Regulation

Our business complies with all relevant laws.

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

A. Operating Results

Year comparison between 2012 and 2011

The Company had net income of $206,142 for the year ended December 31, 2012 compared to a net loss of $124,987 in 2011. The net income in 2012 reflects the Company generating $461,040 in consulting revenue compared to $nil in 2011 when it had no source of revenue.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be related party loans and equity financing. The Company has cash on hand as at December 31, 2012 in the amount of $71,503 (2011 - $1,907). During the year ended December 31, 2012 the Company had positive operating cash flow of $82,738 compared to negative operating cash flow of $36,692 in the previous year. In 2012 the Company earned $461,040 in consulting fees (2011 - $nil) primarily by introducing a potential uranium supply (exploration stage) to a Korean market. The Company used some of this operating cash flow to repay the amount of $225,962 due to a related party. During the year ended December 31, 2012 the Company had negative cash flow from financing activities resulting from the loan payment of $5,000 (2011 - $nil). In the comparable period, the Company had positive cash flow of $36,748 for advances from related parties.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2012 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A.

Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Kbridge Energy Corp.:

Name of Officer	Age	Office
Jai Woo Lee	60	Director and Chairman Resigned as President June 15, 2009 Appointed Chairman February 24, 2010 Appointed President December 30, 2010 Resigned as President December 1, 2011
Taek Ryong Kim	51	President and Director Appointed Director December 1, 2011 Appointed President December 1, 2011

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

B. Compensation

Executive Compensation

During the year ended December 31, 2012, the Company recorded management fees of $nil (2011 - $100,000; 2010 - $nil) payable to the Chairman of the Company for services rendered during the year.

In 2009, the Company settled an amount for past services payable to Jai Woo Lee of $200,000 by the issuance of 5,000,000 common shares.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2012, 2011, and 2010 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2012, 2011, and 2010.

Compensation of Directors

During the years 2012, 2011, and 2010, there was $nil compensation paid to directors for their services as directors.

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

Service Contracts

On May 1, 2012, the Company entered into a consulting agreement. Pursuant to the agreement, the Company will pay the consultant $2,822 (3,000,000 Korean Won) per month and reimbursements for approved expenses incurred for project management services provided for a period of one year.

On September 10, 2012, the Company entered into a premises lease agreement for a term of one year, whereby the Company is required to pay $2,351 (2,500,000 Korean Won) per month.

On October 1, 2012, the Company entered into a consulting agreement whereby the Company will pay the consultant $4,703 (5,000,000 Korean Won) per month and reimbursements for approved expenses incurred for services provided for a period of one year.

Committees

The Company does not have an audit, compensation or remuneration committee. The entire board of directors serves these functions.

D. Employees

Employment Contracts with Employees and Officers

The Company does not have any employment agreement with any employees, directors or officers.

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2012 of:  (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,821,674	46.97
Directors and Officers as a Group	6,821,674	46.97

Notes:

(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2012, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2012 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2012 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	6,821,674	46.97	Korea
Yun Kwan Choi	2,000,000	13.77	Korea
Kwon Jung Soo	2,000,000	13.77	Korea

Notes:

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2012 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2012 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last four years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2012(1)(2)	2011(1)(2)	2010(1)(2)	2009(1)(2)
	%	%	%	%
Jai Woo Lee	46.97	46.97	46.97	24.63
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	3.14
Sun Joo Choi	2.75	2.75	2.75	0.99
CDS & Co.	15.29	15.29	15.29	5.48
Yun Kwan Choi	13.77	13.77	13.77	6.56
Kwon Jung Soo	13.77	13.77	13.77	6.56

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

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2012:

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2012:

Location	Number of shareholders	Number of shares
Canada	38	242,214
United States	2	8,000
Cede & Co	1	2,221,033
Other	16	12,051,480
Total	57	14,522,727

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which, through their operation at a subsequent date, may result in a change in control of the Company.

B. Related Party Transactions

During the fiscal years ended December 31, 2012 and 2011 the following amounts were incurred by us under related party transactions:

•

As at December 31, 2012, the Company owed $115,139 (2011 – $341,101) to the Chairman of the Company which is non-interest bearing, unsecured, and due on demand.

•

During the year ended December 31, 2012, the Company incurred management fees of $nil (2011 - $100,000; 2010 - $nil) to the Chairman of the Company for services rendered during the year.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2012 and for the year then ended:

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

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2012 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted by FINRA on the OTCBB under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTCBB for the past five years:

Year Ended		High		Low
December 31, 2008	US$	0.15	US$	0.0005
December 31, 2009	US$	0.65	US$	0.0200
December 31, 2010	US$	0.51	US$	0.0130
December 31, 2011	US$	0.03	US$	0.0021
December 31, 2012	US$	0.00	US$	0.0011

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

I. Subsidiary Information

As at December 31, 2012, the Company does not have any subsidiary companies.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2008, 2009, 2010, 2011 and 2012 was: 2.4%, 1.3%, 2.3%, 2,9% and 1,9%, respectively.

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

ITEM 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 - Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC.  This information is accumulated and communicated to our executive officer to allow timely decisions regarding required disclosure.  Our Chairman, acting as our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation of these disclosure controls and procedures, and in light of the weaknesses identified below, the acting Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.  The small size of our company does not provide for the desired separation of control functions, and we do not have the required level of documentation of our monitoring and control procedures.  The remedies for this situation are described below.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

•

Certain entity level controls establishing a “tone at the top” were considered material weaknesses. The Company does not have an audit committee. The Company does not have any independent directors and thus no independent directors to sit on the audit committee if there was one.

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2012 and 2011 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2012		2011
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	Cdn$	8,500	Cdn$	7,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants	Cdn$	8,500		$7,000

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

KBRIDGE ENERGY CORP.

(A development stage company)

Financial statements

December 31, 2012

(Expressed in U.S. Dollars)

Index

Report of Independent Registered Public Accounting Firm

F–1

Balance sheets

F–2

Statements of operations

F–3

Statements of stockholders’ equity (deficit)

F–4

Statements of cash flows

F–6

Notes to the financial statements

F–7

SATURNA GROUP

1066 West Hastings Street, Suite 1250

Chartered Accountants LLP

Vancouver, BC  Canada V6E 3X1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kbridge Energy Corp. (A development stage company)

To the Board of Directors and Stockholders of

Kbridge Energy Corp. (A development stage company)

We have audited the accompanying balance sheets of Kbridge Energy Corp. (a development stage company) as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2012, 2011, and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, 2011, and 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has incurred operating losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

April 26, 2013

KBRIDGE ENERGY CORP.

(A development stage company)

Balance sheets

(Expressed in U.S. Dollars)

	December 31, 2012 $	December 31, 2011 $

ASSETS

Current assets

Cash	71,503	1,907

Total assets	71,503	1,907

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable and accrued liabilities	97,373	70,556
Loan payable (Note 3)	–	5,000
Due to related party (Note 4)	115,139	341,101
Deferred revenue	67,599	–

Total liabilities	280,111	416,657

Nature of operations and continuance of business (Note 1)
Commitments (Note 5)
Subsequent events (Note 8)

Stockholders’ deficit

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	–	–

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527

Accumulated other comprehensive loss	(88,263)	(88,263)

Deficit accumulated during the development stage	(2,488,826)	(2,694,968)

Total stockholders’ deficit	(208,608)	(414,750)

Total liabilities and stockholders’ deficit	71,503	1,907

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

(A development stage company)

Statements of operations

(Expressed in U.S. dollars)

	Year ended December 31, 2012 $	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2012 $
				(unaudited)

Revenue	461,040	–	–	461,040

Operating expenses

Amortization	1,391	–	–	1,391
Consulting fees	50,841	–	19,093	271,129
Foreign exchange loss (gain)	11,753	(7,821)	9,708	20,332
Investor relations	6,520	1,320	76,855	84,695
Management fees (Note 4)	–	100,000	–	300,000
Office and miscellaneous	62,889	3,190	13,773	99,729
Professional fees	13,841	14,476	3,711	252,691
Rent	–	–	–	54,644
Salaries and benefits	35,275	–	–	35,275
Transfer agent fees	295	870	1,792	13,283
Travel	65,342	12,952	30,257	152,757
Recovery of expenses	–	–	(74,970)	(74,970)

Total operating expenses	248,147	124,987	80,219	1,210,956

Income (loss) before other income (expense)	212,893	(124,987)	(80,219)	(749,916)

Other income (expense)

Interest expense	–	–	–	(9,527)
Loss on disposal of property and equipment	(6,751)	–	–	(6,751)
Write-off of loan payable	–	–	–	215,280

Total other income (expense)	(6,751)	–	–	199,002

Income (loss) from continuing operations	206,142	(124,987)	(80,219)	(550,914)

Loss from discontinued operations	–	–	–	(1,937,912)

Net income (loss) for the period	206,142	(124,987)	(80,219)	(2,488,826)

Net income (loss) per share, basic and diluted	0.01	(0.01)	–

Weighted average number of shares outstanding	14,522,727	14,522,727	35,225,062

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

(A development stage company)

Statements of stockholders’ equity (deficit)

(Expressed in U.S. dollars)

(unaudited)

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

 (The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

(A development stage company)

Statements of stockholders’ equity (deficit)

(Expressed in U.S. dollars)

	Common stock		Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total $
	Number	Amount $

Balance, December 31, 2007 (unaudited)	5,472,727	2,004,954	9,527	(102,885)	(2,225,193)	(313,597)

Issued for cash	20,000,000	100,000	–	–	–	100,000
Foreign currency translation	–	–	–	14,622	–	14,622
Net loss for the year	–	–	–	–	(142,774)	(142,774)

Balance, December 31, 2008 (unaudited)	25,472,727	2,104,954	9,527	(88,263)	(2,367,967)	(341,749)

Issued for director’s fees	5,000,000	200,000	–	–	–	200,000
Net loss for the year	–	–	–	–	(121,795)	(121,795)

Balance, December 31, 2009 (unaudited)	30,472,727	2,304,954	9,527	(88,263)	(2,489,762)	(263,544)

Issued to acquire Blue Cree Co., Ltd.	20,000,000	–	–	–	–	–
Cancelled	(36,100,000)	–	–	–	–	–
Issued for investor relations services	150,000	54,000	–	–	–	54,000
Net loss for the year	–	–	–	–	(80,219)	(80,219)

Balance, December 31, 2010	14,522,727	2,358,954	9,527	(88,263)	(2,569,981)	(289,763)

Net loss for the year	–	–	–	–	(124,987)	(124,987)

Balance, December 31, 2011	14,522,727	2,358,954	9,527	(88,263)	(2,694,968)	(414,750)

Net income for the year	–	–	–	–	206,142	206,142

Balance, December 31, 2012	14,522,727	2,358,954	9,527	(88,263)	(2,488,826)	(208,608)

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

(A development stage company)

Statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2012 $	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2012 $
				(unaudited)

Operating activities

Net income (loss) from continuing operations	206,142	(124,987)	(80,219)	(550,914)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization	1,391	–	–	1,391
Foreign exchange loss	–	–	8,125	14,817
Loss on disposal of property and equipment	6,751	–	–	6,751
Stock-based compensation	–	–	54,000	254,000
Write-off of loan payable	–	–	–	(215,280)

Changes in operating assets and liabilities:
Prepaid expenses	–	–	–	–
Accounts payable and accrued liabilities	26,817	(19,333)	–	91,433
Due to related party	(225,962)	107,628	(24,390)	(118,334)
Deferred revenue	67,599	–	–	67,599

Net cash provided by (used in) operating activities	82,738	(36,692)	(42,484)	(448,537)

Investing activities

Purchase of property and equipment	(22,875)	–	–	(22,875)
Proceeds from disposal of property and equipment	14,733	–	–	14,733

Net cash used in investing activities	(8,142)	–	–	(8,142)

Financing activities

Proceeds from loans payable	–	–	5,000	220,280
Repayments of loans payable	(5,000)	–	–	(5,000)
Proceeds from issuance of common stock	–	–	–	248,532
Advances from related parties	–	36,748	38,581	982,074
Repayment of related party debt	–	–	–	(82,076)

Net cash provided by (used in) financing activities	(5,000)	36,748	43,581	1,363,810

Net cash used in discontinued operations	–	–	–	(777,427)

Effect of exchange rate changes on cash	–	–	–	(58,201)

Change in cash	69,596	56	1,097	71,503

Cash, beginning of period	1,907	1,851	754	–

Cash, end of period	71,503	1,907	1,851	71,503

Supplemental cash flow information (Note 6)

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

(A development stage company)

Notes to the financial statements

December 31, 2012

(Expressed in U.S. dollars)

1.

Nature of Operations and Continuance of Business

The Company was incorporated under the laws of British Columbia, Canada, on October 23, 2002 as Penn Biotech Inc. On January 13, 2005, the Company changed its name to United Traffic System Inc. On November 30, 2007 the Company changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corp. On February 24, 2010, the Company changed its name to Blue Marble Media Corp. On December 8, 2011, the Company changed its name to Kbridge Energy Corp. The Company is a development stage company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”. The Company current business is providing consulting services.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has never generated revenues since inception of the development stage and is unlikely generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2012, the Company has a working capital deficiency of $208,608 and has accumulated losses of $2,488,826 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

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

KBRIDGE ENERGY CORP.

(A development stage company)

Notes to the financial statements

December 31, 2012

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

(d)

Revenue Recognition

The Company derives revenue primarily by providing consulting services. In accordance with ASC 605, “Revenue Recognition”, revenue is recognized when persuasive evidence of an arrangement exists, the services have been rendered, the amount is fixed and determinable, and collection is reasonably assured. Customer advances are deferred and recognized as revenue when the Company has completed all of its performance obligations relating to the consulting services.

(e)

Income Tax

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

As of December 31, 2012 and 2011, the Company did not have any amounts recorded pertaining to uncertain tax positions.

The Company files federal and provincial income tax returns in Canada. The Company may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. The open taxation years range from 2009 to 2011. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2012, 2011, and 2010, there were no charges for interest or penalties.

(f)

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

(g)

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

KBRIDGE ENERGY CORP.

(A development stage company)

Notes to the financial statements

December 31, 2012

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

(h)

Comprehensive Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2012 and 2011, the Company has no items that represent comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

(i)

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

The Company’s financial instruments consist principally of cash, accounts payable, accrued liabilities, loan payable, and amounts due to a related party. Pursuant to ASC 820, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

(j)

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

KBRIDGE ENERGY CORP.

(A development stage company)

Notes to the financial statements

December 31, 2012

(Expressed in U.S. dollars)

2.

Summary of Significant Accounting Policies (continued)

(k)

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.

Loan Payable

During the year ended December 31, 2012, the Company repaid the $5,000 loan that was owing as at December 31, 2011.

4.

Related Party Transactions

(a)

As at December 31, 2012, the Company owed $115,139 (2011 – $341,101) to the Chairman of the Company which is non-interest bearing, unsecured, and due on demand.

(b)

During the year ended December 31, 2012, the Company incurred management fees of $nil (2011 - $100,000; 2010 - $nil) to the Chairman of the Company for services rendered during the year.

5.

Commitments

(a)

On May 1, 2012, the Company entered into a consulting agreement. Pursuant to the agreement, the Company will pay the consultant $2,822 (3,000,000 Korean Won) per month and reimbursements for approved expenses incurred for project management services provided for a period of one year.

(b)

On September 10, 2012, the Company entered into a premises lease agreement for a term of one year, whereby the Company is required to pay $2,351 (2,500,000 Korean Won) per month.

(c)

On October 1, 2012, the Company entered into a consulting agreement whereby the Company will pay the consultant $4,703 (5,000,000 Korean Won) per month and reimbursements for approved expenses incurred for services provided for a period of one year.

6.

Supplemental Cash Flow Information

	Year ended December 31, 2012 $	Year ended December 31, 2011 $	Year ended December 31, 2010 $	Accumulated from October 23, 2002 (date of inception) to December 31, 2012 $

Cash paid for interest	–	–	–	–
Cash paid for income tax	–	–	–	–

Non-cash investing and financing activities: Non-cash investing and financing activities:
Shares issued to acquire property and equipment	–	–	–	2
Shares issued to settle debt	–	–	–	34,060
Shares issued to settle related party debt	–	–	–	966,160

KBRIDGE ENERGY CORP.

(A development stage company)

Notes to the financial statements

December 31, 2012

(Expressed in U.S. dollars)

7.

Income Taxes

The Company has non-capital losses carried forward of $2,196,053 available to offset taxable income in future years which expires beginning in fiscal 2015.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 25.00% (2011 – 26.50%; 2010 - 28.50%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2012 $	2011 $	2010 $

Income tax expense (recovery) at statutory rate	51,536	(33,122)	(22,862)

Permanent differences	4,641	–	–
Changes in enacted tax rates	–	1,875	(5,885)
Expiry of non-capital loss	–	–	70,784
Change in valuation allowance	(56,177)	31,247	(42,037)

Provision for income taxes	–	–	–

The significant components of deferred income tax assets and liabilities at December 31, 2012 and 2011, are as follows:

	2012 $	2011 $

Non-capital losses carried forward	549,013	605,190

Valuation allowance	(549,013)	(605,190)

Net deferred income tax asset	–	–

8.

Subsequent events

(a)

On March 1, 2013, the Company entered into a consulting agreement whereby the Company will pay the consultant Cdn$30,000 per month and reimbursements for reasonable expenses incurred for general, administrative, and office services provided. The agreement will remain in effect from month to month unless amended in writing by both parties or terminated by written notice from either party.

(b)

On March 1, 2013, the Company entered into a consulting agreement whereby the Company will pay the consultant $5,643 (6,000,000 Korean Won) per month for professional consulting services provided for a period of one year.

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment
31.1

Certification of the Principal Executive Officer and Principal Financial Officer pursuant to rule 13A-14 or 15D-14 of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS

XBRL Instance Document

101.SCH

XBRL Taxonomy Extension Schema Document

101.CAL

XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF

XBRL Taxonomy Extension Definition Linkbase Document

101.LAB

XBRL Taxonomy Extension Label Linkbase Document

101.PRE

XBRL Taxonomy Extension Presentation Linkbase Document

*previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KBridge Energy Corp

/s/ Jai Woo Lee
Jai Woo Lee
Director and Chairman

May 13, 2013