Form 20-F
period 2013-12-31
KBRIDGE ENERGY CORP.
filed 2014-05-15
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 14,522,727

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

Yes	☐	No	☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer

Accelerated filer

Non-accelerated filer           ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this Filing:

US GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

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

ITEM 3 - Key Information

A.    Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2013 2012, 2011, 2010, and 2009. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and “Item 5 - Operating and Financial Review and Prospects” included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Year ended December 31,
	2013 $	2012 $	2011 $	2010 $	2009 $
Net income (loss) for the year	196,407	206,142	(124,987)	(80,219)	(121,795)
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	35,225,062	28,322,045
Earnings (loss) per share, basic and diluted	0.01	0.01	(0.01)	–	–

	As at December 31,
	2013 $	2012 $	2011 $	2010 $	2009 $
Total assets	317,770	71,503	1,907	1,851	754
Net assets	77,298	(208,608)	(414,750)	(289,763)	(263,544)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,304,954

KBridge Energy Corp. or “KBridge” or the “Company” undertakes certain transactions in Caadian (“Cdn”) dollars and records and reports its operations in US dollars. Fluctuations in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and distributed in respect of cash dividends paid out or other distributions paid in Cdn dollars by us. The Company has never paid out a dividend to its shareholders.

The following table sets forth, foreign exchange rates, for the periods and dates indicated, certain information concerning the noon buying rate for CDN$. No representation is made that the CDN dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all.

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2009	$1.1420
2010	$1.0299
2011	$0.9891
2012	$0.9996
2013	$0.9707

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended August 30, 2013	$0.9471	$0.9471
Month ended September 30, 2013	$0.9732	$0.9702
Month ended October 31, 2013	$0.9604	$0.9559
Month ended November 29, 2013	$0.9471	$0.9408
Month ended December 31, 2013	$0.9419	$0.9390
Month ended January 31, 2014	$0.9018	$0.8909

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

Business Risks:

Risks Associated with Our Company.

We have a limited history of operations which makes it difficult to evaluate the investment merits of our Company.

If we do not obtain additional financing, our business will fail because we will be unable to fund even the administration of our minimal operations.

In order for the Company to continue we need to obtain additional financing. As of December 31, 2013, we had cash in the amount of $22,164.

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

Our Memorandum and Articles of Incorporation contain provisions that limit the liability of our directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder’s investment in the Company may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder’s investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

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

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements. We intend to identify forward-looking statements in this document using words such as “anticipates”, “will”, “believes”, “plans”, “expects”, “future”, “intends” or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

ITEM 4 - Information on the Company

A.  History and Development of the Company

KBridge Energy Corp (“KBridge” or the “Company”) was originally incorporated on October 23, 2002 under the laws of British Columbia, Canada with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name to United Traffic System Inc. On November 30, 2007, it consolidated its outstanding common shares on a 10 old share for 1 new share basis and changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corporation and on February 24, 2010, changed its name to Blue Marble Media Corp. On December 8, 2011 the Company changed its name to KBridge Energy Corp. All references to shares of common stock in this document refer to post split.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

In 2004, the Company obtained an exclusive right to use patented biotechnology for the mass production of seed potatoes (potato microtubers) under a license agreement with the Korea Research Institute of Bioscience and Biotechnology (KRIBB). The Company developed its microtuber tissue culture at a laboratory leased from the Olds College Centre for Innovation

(OCCI), Alberta, Canada and in November 2004 terminated its lease with OCCI and relocated its seed potato operations to the city of Yanji located in Jilin Province and to the city of Wuxi located in Yunnan Province, both located in The People’s Republic of China (PRC). The potato business was discontinued in China during the 3rd quarter of 2005 due to a lack of funding and a down-shift in the demand for seed potatoes. The seed plant operations are no longer in existence.

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

During the years 2006 and 2007 the Company actively sought opportunities to acquire mineral exploration properties. In 2007 management of the Company reviewed a number of mineral concession opportunities in the People’s Republic of China. Ultimately, these opportunities were deemed unsuitable for the Company at that time.

On February 27, 2009, the Company entered an agreement with Biokhan Corporation (‘Biokhan’) whereby the Company would acquire all of the outstanding shares of Biokhan effective January 2, 2009 for the issuance of 30,000,000 shares of common stock of the Company. Biokhan manufactures, sells, imports and exports medical and dental devices - in particular, dental implant materials and tools for dental implant operations. Biokhan failed to meet its financial commitments in the agreement and the acquisition was terminated November 2009. During this period the Company entered into discussions and a due diligence phase for the acquisition of Blue Cree Co Ltd., a company registered in the Republic of (South) Korea (‘Blue Cree’) and, effective January 2, 2010, the Company entered an agreement with Blue Cree whereby the Company would acquire all of the outstanding shares of Blue Cree for the issuance of 20,000,000 shares of common stock of the Company. Blue Cree is in the business of providing integrated commercial production services for television advertising, marketing, creative advertising and online promotion in South Korea and overseas production using in house skilled specialists. However, in December 2010 the acquisition of Blue Cree was abandoned due to the failure of both parties to meet their respective obligations under the agreement.

In 2011 the Company changed its name to KBridge Energy Corp. and began operations marketing resource based opportunities in North America to customers based in Korea as a broker for energy and resource related contracts where the Company brought together the energy/resource opportunity with the financing and continued developing this business.

B.  Business Overview

Between 2012 and 2013, the Company brokered contracts for Korean investors to invest in the revenue sector, specifically natural gas and uranium.

During 2013, the Company continues to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2013, the Company generated consulting revenues of $1,187,523 by brokering a natural gas and a uranium exploration contracts for Korean investors.

The Company requires additional financing in order to meet its anticipated working capital and acquisition cost.

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

A. Operating Results

Year comparison between 2013 and 2012

The Company had net income of $196,407 for the year ended December 31, 2013 compared to net income of $206,142 in 2012. The net income in 2013 reflects the Company generating $1,187,523 in consulting revenue compared to $461,040 in 2012.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company has cash on hand as at December 31, 2013 in the amount of $22,164 (2012- $71,503). During the year ended December 31, 2013 the Company had negative operating cash flow of $10,142 compared to positive operating cash flow of $82,738 in the previous year. In 2013, the Company earned $1,187,523 in consulting fees (2012 - $461,040) primarily by introducing a potential uranium supply (exploration stage) and an opportunity to secure natural gas supply to a Korean market. During the year ended December 31, 2013 the Company had positive cash flow from financing activities resulting from proceeds from loans payable of

$37,523. In the comparable period, the Company had negative cash flow of $5,000 for payment of loans payable.

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

We anticipate that we will need to raise additional capital within the next twelve months in order to continue implementing our business plan. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate, or enter into a business combination. If adequate funds are not available within the next twelve months, we may be required to significantly curtail our operations or no longer be able to operate.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2013 the Company was not party to any contractually obligated payments.

G. Safe Harbor

This annual report contains forward-looking statements. We intend to identify forward-looking statements in this report using words such as “anticipates”, “will”, “believes”, “plans”, “expects”, “future”, “intends” or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Kbridge Energy Corp.:

Name of Officer	Age	Office
Jai Woo Lee	61	Director and Chairman Resigned as President June 15, 2009 Appointed Chairman February 24, 2010 Appointed President December 30, 2010 Resigned as President December 1, 2011
Taek Ryong Kim	52	President and Director Appointed Director December 1, 2011 Appointed President December 1, 2011

The following summary outlines the professional background of the directors and executive officers of the Company.

Jai Woo Lee, Chairman and former President: Mr. Lee founded the Company to focus on the development and commercialization of new technologies, and the identification and evaluation of commercially viable products and ventures. Mr. Lee studied at Seoul National University, in Seoul, Korea. He moved from Korea to Canada in the 1970’s to establish his export business of live cattle and beef, and his private company became a successful exporter of Canadian products to Korea.

Taek Ryong Kim, President: Mr Kim received a bachelor’s degree in agriculture from Yanji University in July 1984. During his career he has become knowledgeable in the areas of Foreign Trade, Agriculture, Economics and Technology. From October, 2002 to May, 2010 Mr Kim acted as President of Beijing Century Ltd, Beijing, China and from August, 1994 to October 2002 he worked as a Manager for Yanji Foreign Economic & Trade Company, Tokyo, Japan. From May 2010 to the present he has been a self employed consultant.

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

B. Compensation

Executive Compensation

During the year ended December 31, 2013, the Company incurred management fees of $97,420 (2012 - $nil; 2011 - $100,000) to the Chairman of the Company for services rendered during the year.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2013, 2012 and 2011 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2013, 2012, and 2011.

Compensation of Directors

During the years 2013, 2012, and 2011, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2013 of: (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,821,674	46.97
Directors and Officers as a Group	6,821,674	46.97

Notes:

(1)	Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2013, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2013 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2013 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	6,821,674	46.97	Korea
Yun Kwan Choi	2,000,000	13.77	Korea
Kwon Jung Soo	2,000,000	13.77	Korea

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2013 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2013 unless otherwise noted.
10

Changes in Ownership Percentage

The following table shows changes over the last four years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2013	2012(1)(2)	2011(1)(2)	2010(1)(2)	2009(1)(2)
	%	%	%	%	%
Jai Woo Lee	46.97	46.97	46.97	46.97	24.63
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	3.14
Sun Joo Choi	2.75	2.75	2.75	2.75	0.99
CDS & Co.	15.29	15.29	15.29	15.29	5.48
Yun Kwan Choi	13.77	13.77	13.77	13.77	6.56
Kwon Jung Soo	13.77	13.77	13.77	13.77	6.56

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2013:

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

The following lists the geographical distribution of shareholders at December 31, 2013:

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

B. Related Party Transactions

During the fiscal years ended December 31, 2013 and 2012 the following amounts were incurred by us under related party transactions:

As at December 31, 2013, the Company owed $113,734 (2012 - $115,139) to the Chairman of the Company which is non-interest bearing, unsecured, and due on demand.

During the year ended December 31, 2013, the Company incurred management fees of $97,420 (2012 - $nil) to the Chairman of the Company for services rendered during the year.

In the event conflicts between the Company and its related parties arise, the Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which require that such officers and directors exercise good faith and integrity in handling the Company’s affairs. A shareholder may be able to institute legal action on behalf of the Company on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

C. Interests of Experts and Counsel

Not required, as this form 20-F filing is made as an annual report.

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2013 and 2012 and for the years then ended:

●	Balance sheets;

●	Statements of operations;

●	Statements of stockholders’ equity(deficit);

●	Statements of cash flows; and

●	Notes to the financial statements.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company’s affairs since the December 31, 2013 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted by FINRA on the OTCBB under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTCBB for the past five years:

Year Ended	High		Low
December 31, 2009	US$	0.65	US$	0.0200
December 31, 2010	US$	0.51	US$	0.0130
December 31, 2011	US$	0.03	US$	0.0021
December 31, 2012	US$	0.00	US$	0.0011
December 31, 2013	US$	0.29	US$	0.0011

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

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2013 and May 13, 2014, the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2011, 2012 and 2013.

B. Bylaws and Articles of Association

Our Articles of Incorporation and Bylaws of the Company are incorporated by reference to certain exhibits to our Form F-1 registration statement filed with the Securities and Exchange Commission on May 27, 2003.

C. Material Contracts

None

D. Exchange Controls and other Limitations Affecting Security Holders

There currently are no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities, other than withholding tax requirements.

There is no limitation, imposed either by Canadian law or by the Articles of Incorporation and other charter documents of the Company, on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act as amended (the “Act”) and as amended by the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business,” all as defined in the Act.

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

H. Documents on Display

You may review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with it, in the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms’ Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

As at December 31, 2013, the Company does not have any subsidiary companies.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2008, 2009, 2010, 2011, 2012, and 2013 was: 2.4%, 1.3%, 2.3%, 2,9%, 1,9%, 1.1% and respectively.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

C. Attestation Report of the Registered Accounting Firm

This annual report does not include an attestation report of the company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2013 and 2012 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountants:

	2013		2012

Audit fees - auditing of our annual financial statements and preparation of auditors’ report.(1)	Cdn$	9,000	Cdn$	8,500

Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil

Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil

All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil

Total fees paid or accrued to our principal accountants	Cdn$	9,000		$8,500

Notes:	(1)	Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during, or as a result of, the audit, or of the review of the interim financial statements.

	(2)	Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

	(3)	Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning, This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

	(4)	All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered y the principal accountant for services other than those described under notes (1) through (3).
18

Pre-Approval Policies and Procedures

The Company’s Board of Directors is currently acting as the audit committee.

The Board pre-approves all of the services, audit and non-audit, to be provided by the Company’s independent accountant. The Board of Directors understands the need for our principal accountants to maintain objectivity and independence in their audit of our financial statements. The Board of Directors has restricted the non-audit services that the Company’s principal accountants may provide to primarily to tax services and review assurance services. The Board of Directors has not adopted any other formal policies and procedures for pre-approving work performed by the Company’s principal accountants.

The Board of Directors on review of the services provided by the principal accountants of the Company this year has determined that payment of the above audit fees is in conformance with the independent status of the Company’s principal independent accountants.

ITEM 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 - Financial Statements

See “Item 18 - Financial Statements.”

ITEM 18 - Financial Statements

KBRIDGE ENERGY CORP.

Financial statements

December 31, 2013

(Expressed in U.S. Dollars)

20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kbridge Energy Corp.

We have audited the accompanying balance sheets of Kbridge Energy Corp. (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

May 9, 2014

KBRIDGE ENERGY CORP.

Balance sheets

(Expressed in U.S. Dollars)

	December 31, 2013 $	December 31, 2012 $

ASSETS

Current assets

Cash	22,164	71,503
Marketable securities (Note 3)	166,219	–
Accounts receivable	92,569	–
Prepaid expenses	36,818	–

Total assets	317,770	71,503

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities

Accounts payable and accrued liabilities (Note 4)	89,130	97,373
Loan payable (Note 5)	37,608	–
Due to related party (Note 6)	113,734	115,139
Deferred revenue	–	67,599

Total liabilities	240,472	280,111

Nature of operations and continuance of business (Note 1)
Commitments (Note 7)

Stockholders’ equity (deficit)

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	–	–

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527

Accumulated other comprehensive income (loss)	1,236	(88,263)

Deficit	(2,292,419)	(2,488,826)

Total stockholders’ equity (deficit)	77,298	(208,608)

Total liabilities and stockholders’ equity (deficit)	317,770	71,503

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

Statements of operations

(Expressed in U.S. dollars)

	Year ended December 31, 2013 $	Year ended December 31, 2012 $

Revenue	1,187,523	461,040

Operating expenses

Administration fees	327,473	–
Amortization	–	1,391
Consulting fees	283,851	86,116
Foreign exchange loss	1,110	11,753
Investor relations	22,424	6,520
Management fees (Note 6)	97,420	–
Office and miscellaneous	60,502	63,184
Professional fees	29,627	13,841
Travel	168,709	65,342

Total operating expenses	991,116	248,147

Income before other expense	196,407	212,893

Other expense

Loss on disposal of property and equipment	–	(6,751)

Net income for the year	196,407	206,142

Net income per share, basic and diluted	0.01	0.01

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

Statements of stockholders’ equity (deficit)

(Expressed in U.S. dollars)

				Accumulated
			Additional	other
	Common stock		paid-in	comprehensive
		Amount	capital	income (loss)	Deficit	Total
	Number	$	$	$	$	$

Balance, December 31, 2011	14,522,727	2,358,954	9,527	(88,263)	(2,694,968)	(414,750)

Net income for the year	–	–	–	–	206,142	206,142

Balance, December 31, 2012	14,522,727	2,358,954	9,527	(88,263)	(2,488,826)	(208,608)

Unrealized gain on marketable securities	–	–	–	89,499	–	89,499

Net income for the year	–	–	–	–	196,407	196,407

Balance, December 31, 2013	14,522,727	2,358,954	9,527	1,236	(2,292,419)	77,298

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

Statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2013 $	Year ended December 31, 2012 $

Operating activities

Net income for the year	196,407	206,142

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization	–	1,391
Foreign exchange translation loss	85	–
Loss on disposal of property and equipment	–	6,751

Changes in operating assets and liabilities:
Accounts receivable	(92,569)	–
Prepaid expenses	(36,818)	–
Accounts payable and accrued liabilities	(8,243)	26,817
Due to related party	(1,405)	(225,962)
Deferred revenue	(67,599)	67,599

Net cash provided by (used in) operating activities	(10,142)	82,738

Investing activities

Purchase of marketable securities	(76,720)	–
Purchase of property and equipment	–	(22,875)
Proceeds from disposal of property and equipment	–	14,733

Net cash used in investing activities	(76,720)	(8,142)

Financing activities

Proceeds from loans payable	37,523	–
Repayments of loans payable	–	(5,000)
Advances from related parties	–	–

Net cash provided by (used in) financing activities	37,523	(5,000)

Change in cash	(49,339)	69,596

Cash, beginning of year	71,503	1,907

Cash, end of year	22,164	71,503

Supplemental Disclosures:

Income taxes paid	–	–
Interest paid	–	–

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.

Notes to the financial statements

December 31, 2013

(Expressed in U.S. dollars)

1.	Nature of Operations and Continuance of Business

Kbridge Energy Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2002 as Penn Biotech Inc. On January 13, 2005, the Company changed its name from to United Traffic System Inc. On November 30, 2007, the Company changed its name to Corpus Resources Corporation. On June 23, 2009, the Company changed its name to NeoMedyx Medical Corp. On February 24, 2010, the Company changed its name to Blue Marble Media Corp. On December 8, 2011, the Company changed its name to Kbridge Energy Corp. The Company was considered a development stage company during the year ended December 31, 2012 as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”. As a development stage company, the Company disclosed the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date. A entity remains in the development stage until such time as, among other factors, significant revenues have been generated. During the year ended December 31, 2013, the Company generated significant revenues from operations and has the expectation to continue recognizing revenues from operations. As at and for the year ended December 31, 2013, the Company ceased to be a development stage company. The Company’s current business is providing consulting services in the resource sector.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2013, the Company has an accumulated deficit of $2,292,419 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars.

(b)	Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to the fair value of marketable securities, allowance for doubtful accounts, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

KBRIDGE ENERGY CORP.

Notes to the financial statements

December 31, 2013

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d)	Accounts Receivable

The Company recognizes allowances for doubtful accounts to ensure accounts receivable are not overstated due to the inability or unwillingness of its customers to make required payments. The allowance is based on the age of receivable and the specific identification of receivables the Company considers at risk.

(e)	Revenue Recognition

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

(f)	Income Taxes

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

As of December 31, 2013 and 2012, the Company did not have any amounts recorded pertaining to uncertain tax positions.

The Company files federal and provincial income tax returns in Canada. The Company may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. The open taxation years range from 2010 to 2012. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2013 and 2012, there were no charges for interest or penalties.

(g)	Stock-based Compensation

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

KBRIDGE ENERGY CORP.

Notes to the financial statements

December 31, 2013

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(h)	Foreign Currency Translation

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

(i)	Comprehensive Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2013 and 2012, the Company has no items that represent comprehensive loss.

(j)	Financial Instruments

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

The Company’s financial instruments consist principally of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, loan payable, and amounts due to a related party. Pursuant to ASC 820, the fair value of cash and marketable securities are determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

KBRIDGE ENERGY CORP.

Notes to the financial statements

December 31, 2013

(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(k)	Loss per Share

The Company computes loss per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

(l)	Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.	Marketable Securities

As at December 31, 2013, the Company held 1,360,000 (2012 – nil) common shares of Plate Resources Inc. with an original cost of $76,721 (Cdn$81,600) and a fair value of $166,219 (Cdn$176,800) (2012 - $nil). Management estimated the fair value of the shares using the quoted market price on the TSX Venture Exchange.

4.	Accounts Payable and Accrued Liabilities

	2013 $	2012 $

Trade payables	81,616	90,319
GST payable	7,514	7,054

	89,130	97,373

5.	Loan Payable

As at December 31, 2013, the Company owed $37,608 (Cdn$40,000) (2012 - $nil) to an unrelated party, which is non-interest bearing, unsecured, and due on demand.

6.	Related Party Transactions

(a)	As at December 31, 2013, the Company owed $113,734 (2012 - $115,139) to the Chairman of the Company which is non-interest bearing, unsecured, and due on demand.

(b)	During the year ended December 31, 2013, the Company incurred management fees of $97,420 (2012 - $nil) to the Chairman of the Company.
29

KBRIDGE ENERGY CORP.

Notes to the financial statements

December 31, 2013

(Expressed in U.S. dollars)

7.	Commitments

(a)	On April 1, 2013, the Company entered into a consulting agreement. Pursuant to the agreement, the Company will pay the consultant $4,570 (5,000,000 Korean Won) per month and reimbursements for approved expenses incurred for consulting services provided for a period of one year.

(b)	On September 10, 2013, the Company entered into a premises lease agreement for a term of one year, whereby the Company is required to pay $2,285 (2,500,000 Korean Won) per month.

(c)	On October 1, 2013, the Company entered into an agreement whereby the Company will pay the consultant $9,258 (Cdn$10,000) per month for services provided for a period of one year. The agreement may be renewed on a yearly basis after the initial term.

8.	Income Taxes

The Company has non-capital losses carried forward of $1,953,967 available to offset taxable income in future years which expires beginning in fiscal 2014.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 25.75% (2012 - 25%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2013 $	2012 $

Income tax expense at statutory rate	50,575	51,536

Permanent differences	11,762	4,641
Changes in enacted tax rates	(21,355)	–
Change in valuation allowance	(40,982)	(56,177)

Provision for income taxes	–	–

The significant components of deferred income tax assets and liabilities at December 31, 2013 and 2012, are as follows:

	2013 $	2012 $

Non-capital losses carried forward	508,031	549,013

Valuation allowance	(508,031)	(549,013)

Net deferred income tax asset	–	–
30

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment
12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*previously filed

31

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KBridge Energy Corp

/s/ Jai Woo Lee
Jai Woo Lee
Director and Chairman
May 14, 2014
32