Form 20-F
period 2014-12-31
KBRIDGE ENERGY CORP.
filed 2015-05-15
CIK 1212787

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
Yes	☒	No	☒

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

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2014, 2013, 2012, 2011, and 2010. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and “Item 5 - Operating and Financial Review and Prospects” included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Year ended December 31,
	2014 $	2013 $	2012 $	2011 $	2010 $
Net income (loss) for the year	(542,512)	196,407	206,142	(124,987)	(80,219)
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	35,225,062
Earnings (loss) per share, basic and diluted	(0.04)	0.01	0.01	(0.01)	–

	As at December 31,
	2014 $	2013 $	2012 $	2011 $	2010 $
Total assets	124,518	317,770	71,503	1,907	1,851
Net assets	(554,713)	77,298	(208,608)	(414,750)	(289,763)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

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

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2010	$1.0299
2011	$0.9891
2012	$0.9996
2013	$0.9707
2014	$1.1601

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended August 31, 2014	$1.0853	$1.0971
Month ended September 30, 2014	$1.0867	$1.1156
Month ended October 31, 2014	$1.1116	$1.1319
Month ended November 30, 2014	$1.1226	$1.1414
Month ended December 31, 2014	$1.1354	$1.1643
Month ended January 31, 2015	$1.1599	$1.2660

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2014, we had cash in the amount of $6,049.

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

We are dependent on Jai Woo Lee, Chairman, Chief Executive Officer, Chief Financial Officer, and Director of the Company, to implement our business plan and the loss of his services may have a negative effect on our ability to timely and successfully implement our business plan. We do not have an employment agreement with Jai Woo Lee and we have not obtained key man insurance over him.

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

On December 22, 2003, the Company agreed to acquire the license to manufacture, install and sell technology owned by Traffic-Its Co., Ltd. The license provided the Company with the exclusive right to use the technology for the duration of the patent and to commercially exploit the technology in Asia, Europe, and North America. Subsequent to December 31, 2003, the Company determined the licensor had failed to comply with the terms of the agreement and cancelled the contract. After renewed negotiations, the Company re-entered its agreement with Traffic-Its Co., Ltd. in 2004. During 2005, it was determined by management to be unfeasible to continue operations and the project was discontinued during the 3rd quarter of 2005.

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

B. Business Overview

Between 2013 and 2014, the Company brokered contracts for Korean investors to invest in the revenue sector, specifically natural gas and uranium.

During 2014, the Company continues to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2014, the Company generated consulting revenues of $338,892 by brokering a natural gas and a uranium exploration contracts for Korean investors.

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

A. Operating Results

Year comparison between 2014 and 2013

The Company had net loss of $542,512 for the year ended December 31, 2014 compared to net income of $196,407 in 2013. The net loss in 2014 reflects the Company generating $338,892 in consulting revenue compared to $1,187,523 in 2013.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2014 in the amount of $6,049 (2013- $22,164). During the year ended December 31, 2014 the Company had negative operating cash flow of $341,288 compared to negative operating cash flow of $10,142 in the previous year. In 2014, the Company earned $338,892 in consulting fees (2013 - $1,187,523) primarily by introducing a potential uranium supply (exploration stage) and an opportunity to secure natural gas supply to a Korean market. During the year ended December 31, 2014 the Company had positive cash flow from financing activities resulting from proceeds from loan payable of $19,110, advances from related parties of $323,563, offset by repayments of related party debt of $68,824. In the comparable period, the Company had positive cash flow from financing activities resulting from proceeds from loan payable of $37,523.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2014 the Company was not party to any contractually obligated payments.

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

Chief Executive Officer, Chief Financial Officer, and Chairman of the Board

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

B. Compensation

Executive Compensation

During the year ended December 31, 2014, the Company incurred management fees of $34,211 (2013 - $97,420; 2012 - $nil) to the Chief Executive Officer of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2014, 2013 and 2012 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2014, 2013, and 2012.

Compensation of Directors

During the years 2014, 2013, and 2012, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2014 of: (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,821,674	46.97
Directors and Officers as a Group	6,821,674	46.97

Notes:

(1)	Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2012, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2014 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2014 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship
Jai Woo Lee	6,821,674	46.97	Korea
Yun Kwan Choi	2,000,000	13.77	Korea
Kwon Jung Soo	2,000,000	13.77	Korea

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2012 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2014 unless otherwise noted.
10

Changes in Ownership Percentage

The following table shows changes over the last four years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2014	2013(1)(2)	2012(1)(2)	2011(1)(2)	2010(1)(2)
	%	%	%	%	%
Jai Woo Lee	46.97	46.97	46.97	46.97	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CDS & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

Notes:

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2014:

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

The following lists the geographical distribution of shareholders at December 31, 2014:

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

B. Related Party Transactions

During the fiscal years ended December 31, 2014 and 2013 the following amounts were incurred by us under related party transactions:

As at December 31, 2014, the Company owed $485,261 (2013 - $113,734) to the Chief Executive Officer of the Company which is non-interest bearing, unsecured, and due on demand. On February 7, 2014, the Company purchased marketable securities with a fair value of $108,952 (Cdn$120,000) from the Chief Executive Officer of the Company.

During the year ended December 31, 2014, the Company incurred management fees of $34,211 (2013 - $97,420) to the Chief Executive Officer of the Company for services rendered during the year.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2014 and 2013 and for the years then ended:

●	Balance sheets;

●	Statements of operations;

●	Statements of stockholders’ equity (deficit);

●	Statements of cash flows; and

●	Notes to the financial statements.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company’s affairs since the December 31, 2014 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted by FINRA on the OTCBB under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTCBB for the past five years:

Year Ended	High		Low
December 31, 2010	US$	0.51	US$	0.0130
December 31, 2011	US$	0.03	US$	0.0021
December 31, 2012	US$	0.00	US$	0.0011
December 31, 2013	US$	0.29	US$	0.0011
December 31, 2014	US$	0.05	US$	0.0021

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

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2014 and May 15, 2015, the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2012, 2013 and 2014.

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

I. Subsidiary Information

As at December 31, 2014, the Company does not have any subsidiary companies.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2009, 2010, 2011, 2012, 2013, and 2014 was: 2.4%, 1.3%, 2.3%, 2,9%, 1,9%, 1.1% and respectively.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2014 and 2013 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountants:

	2014		2013
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.(1)	Cdn$	10,500	Cdn$	8,500

Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil

Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil

All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil

Total fees paid or accrued to our principal accountants	Cdn$	10,500	Cdn$	8,500

Notes:	(1)	Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during, or as a result of, the audit, or of the review of the interim financial statements.

(2)	Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

(3)	Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning, This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4)	All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered y the principal accountant for services other than those described under notes (1) through (3).
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
December 31, 2014
(Expressed in U.S. Dollars)

20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kbridge Energy Corp.

We have audited the accompanying balance sheets of Kbridge Energy Corp. (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

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

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

May 12, 2015

KBRIDGE ENERGY CORP.
Balance sheets
(Expressed in U.S. Dollars)

	December 31, 2014 $	December 31, 2013 $
ASSETS

Current assets

Cash	6,049	22,164
Marketable securities (Note 3)	22,351	166,219
Accounts receivable	95,260	92,569
Prepaid expenses	858	36,818

Total assets	124,518	317,770

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities

Accounts payable and accrued liabilities (Note 4)	141,388	89,130
Loan payable (Note 5)	52,582	37,608
Due to related party (Note 6)	485,261	113,734

Total liabilities	679,231	240,472

Nature of operations and continuance of business (Note 1)
Commitments (Note 7)

Stockholders’ equity (deficit)

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	–	–

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527

Accumulated other comprehensive income (loss)	(88,263)	1,236

Deficit	(2,834,931)	(2,292,419)

Total stockholders’ equity (deficit)	(554,713)	77,298

Total liabilities and stockholders’ equity (deficit)	124,518	317,770

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.
Statements of operations
(Expressed in U.S. dollars)

	Year ended December 31, 2014 $	Year ended December 31, 2013 $

Revenue	338,892	1,187,523

Operating expenses

Administration fees	377,740	327,473
Consulting fees	307,672	283,851
Foreign exchange loss (gain)	(45,905)	1,110
Investor relations	6,049	22,424
Management fees (Note 6)	34,211	97,420
Office and miscellaneous	59,754	60,502
Professional fees	24,391	29,627
Recovery of expenses	(50,870)	(91,042)
Travel and promotion	85,809	259,751

Total operating expenses	798,851	991,116

Income (loss) before other income (expense)	(459,959)	196,407

Other income (expense)

Gain on disposal of marketable securities	49,125	–
Impairment of marketable securities (Note 3)	(131,678)	–

Net income (loss) for the year	(542,512)	196,407

Earnings (loss) per share, basic and diluted	(0.04)	0.01

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.
Statements of stockholders’ equity (deficit)
(Expressed in U.S. dollars)

				Accumulated
			Additional	other
	Common stock		paid-in	comprehensive
		Amount	capital	income (loss)	Deficit	Total
	Number	$	$	$	$	$
Balance, December 31, 2012	14,522,727	2,358,954	9,527	(88,263)	(2,488,826)	(208,608)

Unrealized gain on marketable securities	–	–	–	89,499	–	89,499

Net income for the year	–	–	–	–	196,407	196,407

Balance, December 31, 2013	14,522,727	2,358,954	9,527	1,236	(2,292,419)	77,298

Unrealized loss on marketable securities	–	–	–	(89,499)	–	(89,499)

Net loss for the year	–	–	–	–	(542,512)	(542,512)

Balance, December 31, 2014	14,522,727	2,358,954	9,527	(88,263)	(2,834,931)	(554,713)

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.
Statements of cash flows
(Expressed in U.S. dollars)

	Year ended December 31, 2014 $	Year ended December 31, 2013 $

Operating activities

Net income (loss) for the year	(542,512)	196,407

Adjustments to reconcile net income to net cash used in operating activities:
Foreign exchange translation loss (gain)	(16,396)	85
Impairment of marketable securities	131,678	–
Gain on disposal of marketable securities	(49,125)	–

Changes in operating assets and liabilities:
Accounts receivable	(2,691)	(92,569)
Prepaid expenses	35,960	(36,818)
Accounts payable and accrued liabilities	81,702	(8,243)
Due to related party	20,096	(1,405)
Deferred revenue	–	(67,599)

Net cash used in operating activities	(341,288)	(10,142)

Investing activities

Proceeds from sale of marketable securities	51,324	(76,720)

Net cash provided by (used in) investing activities	51,324	(76,720)

Financing activities

Proceeds from loan payable	19,110	37,523
Advances from related party	323,563	–
Repayment of related party debt	(68,824)	–

Net cash provided by financing activities	273,849	37,523

Decrease in cash	(16,115)	(49,339)

Cash, beginning of year	22,164	71,503

Cash, end of year	6,049	22,164

Non-cash Investing and Financing Activities:

Marketable securities acquired from a related party	108,952
Marketable securities exchanged for consulting services	29,444

Supplemental Disclosures:

Income taxes paid	–	–
Interest paid	–	–

(The accompanying notes are an integral part of these financial statements)

KBRIDGE ENERGY CORP.
Notes to the financial statements
December 31, 2014
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

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2014, the Company has a working capital deficit of $554,713 and has an accumulated deficit of $2,834,931 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars.

(b)	Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to the impairment of marketable securities, allowance for doubtful accounts, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d)	Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2014 and 2013, the Company has no allowance for doubtful accounts.

KBRIDGE ENERGY CORP.
Notes to the financial statements
December 31, 2014
(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(e)	Revenue Recognition

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

As of December 31, 2014 and 2013, the Company did not have any amounts recorded pertaining to uncertain tax positions.

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

The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2014 and 2013, there were no charges for interest or penalties.

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

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2014 and 2013, the Company has no items that represent comprehensive loss.

KBRIDGE ENERGY CORP.
Notes to the financial statements
December 31, 2014
(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

(j)	Financial Instruments

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

The Company’s financial instruments consist principally of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, loan payable, and amounts due to a related party. Pursuant to ASC 820, the fair value of cash and marketable securities are determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations..

(k)	Earnings (Loss) per Share

The Company computes earnings (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

(l)	Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(m)	Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

KBRIDGE ENERGY CORP.
Notes to the financial statements
December 31, 2014
(Expressed in U.S. dollars)

3.	Marketable Securities

	2013 Fair value $	Additions $	Disposals $	Impairment $	Unrealized loss $	2014 Fair value $

Marketable securities	166,219	108,952	(31,643)	(131,678)	(89,499)	22,351

	2012 Fair value $	Additions $	Disposals $	Impairment $	Unrealized gain $	2013 Fair value $

Marketable securities	–	76,720	–	–	89,499	166,219

4.	Accounts Payable and Accrued Liabilities

	2014 $	2013 $

Trade payables	129,032	81,616
GST payable	12,356	7,514

	141,388	89,130

5.	Loan Payable

As at December 31, 2014, the Company owed $52,582 (Cdn$61,000) (2013 - $37,608 (Cdn$40,000)) to an unrelated party, which is non-interest bearing, unsecured, and due on demand.

6.	Related Party Transactions

(a)	As at December 31, 2014, the Company owed $485,261 (2013 - $113,734) to the Chief Executive Officer of the Company which is non-interest bearing, unsecured, and due on demand. On February 7, 2014, the Company purchased marketable securities with a fair value of $108,952 (Cdn$120,000) from the Chief Executive Officer of the Company.

(b)	During the year ended December 31, 2014, the Company incurred management fees of $34,211 (2013 - $97,420) to the Chief Executive Officer of the Company.

7.	Commitment

On June 19, 2014, the Company entered into an agreement with a consultant for seeking business and investment opportunities on behalf of the Company. The Company is to compensate the consultant by paying 20% of the amount invested by the Company through the consultant in cash at the closing of any transaction. The agreement may be terminated by either party upon written notice.

8.	Concentrations

During the year ended December 31, 2014, the Company’s generated 96% (2013 – 95%) of its revenues from two customers. As at December 31, 2014, the Company had 85% (2013 – 100%) of its accounts receivable with these two customers.

KBRIDGE ENERGY CORP.
Notes to the financial statements
December 31, 2014
(Expressed in U.S. dollars)

9.	Income Taxes

The Company has non-capital losses carried forward of $1,482,464 available to offset taxable income in future years which expires beginning in fiscal 2015.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 26% (2013 – 25.75%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2014 $	2013 $

Income tax expense at statutory rate	(141,053)	50,575

Permanent differences and other	5,198	23,173
Changes in enacted tax rates	–	(21,132)
Expiry of non-capital loss	229,428	–
Change in valuation allowance	(93,573)	(52,616)

Provision for income taxes	–	–

The significant components of deferred income tax assets and liabilities at December 31, 2014 and 2013, are as follows:

	2014 $	2013 $

Deferred income tax assets (liability)

Non-capital losses carried forward	385,441	508,031
Marketable securities	17,384	(11,635)

Total gross deferred income tax assets	402,824	496,397

Valuation allowance	(402,824)	(496,397)

Net deferred income tax asset	–	–
30

ITEM 19 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment

12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	previously filed
31

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KBridge Energy Corp

/s/ Jai Woo Lee
Jai Woo Lee
Director and Chairman
May 15, 2015
32