Form 20-F
period 2015-12-31
KBRIDGE ENERGY CORP.
filed 2016-05-17
CIK 1212787

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________

For the transition period from ________________ to _______________

Commission file number 333-102931

KBRIDGE ENERGY CORP.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes [  ]  No [X]

i

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes [  ]  No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [X]  No [  ]

Indicated by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any,  every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this  chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [  ]  No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer
Accelerated filer
Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this Filing:

US GAAP [X]
International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]
Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]
Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ]  No [X]

ii

iii

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 2 - Offer Statistics and Expected Timetable

All items in this section are not required, as this 20-F filing is made as an annual report.

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2015, 2014, 2013, 2012, and 2011. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Year ended December 31,
	2015 $	2014 $	2013 $	2012 $	2011 $

Net income (loss) for the year	(65,470)	(542,512)	196,407	206,142	(124,987)
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	14,522,727
Earnings (loss) per share, basic and diluted	(0.01)	(0.04)	0.01	0.01	(0.01)

	As at December 31,
	2015 $	2014 $	2013 $	2012 $	2011 $

Total assets	146,671	124,518	317,770	71,503	1,907
Net assets	(533,256)	(554,713)	77,298	(208,608)	(414,750)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

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

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2011	$0.9891
2012	$0.9996
2013	$0.9707
2014	$1.1601
2015	$1.3840

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended August 31, 2015	$1.2973	$1.3303
Month ended September 30, 2015	$1.3147	$1.3413
Month ended October 31, 2015	$1.2904	$1.3242
Month ended November 30, 2015	$1.3095	$1.3360
Month ended December 31, 2015	$1.3360	$1.3990
Month ended January 31, 2016	$1.3969	$1.4589

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2015, we had cash in the amount of $16,526.

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

During 2015, the Company continues to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2015, the Company generated consulting revenues of $413,020 by brokering a natural gas and a uranium exploration contracts for Korean investors.

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

C. Organizational Structure

KBridge is the parent company of its operating subsidiary company, Futura Kbridge SPA Inc.

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

A. Operating Results

Year comparison between 2015 and 2014

The Company had net loss of $65,470 for the year ended December 31, 2015 compared to net loss of $542,512 in 2014. The net loss in 2015 reflects the Company generating $337,502 in consulting revenue compared to $338,892 in 2014.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2015 in the amount of $16,526 (2014 - $6,049). During the year ended December 31, 2015 the Company had positive operating cash flow of $1,905 compared to negative operating cash flow of $341,288 in the previous year. In 2015, the Company earned $337,502 in consulting fees (2014 - $338,892) primarily by introducing a potential uranium supply (exploration stage) and an opportunity to secure natural gas supply to a Korean market. During the year ended December 31, 2015 the Company had $11,963 cash flow from financing activities. In the comparable period, the Company had positive cash flow from financing activities resulting from proceeds from loan payable of $78,141, advances from related parties of $323,563, offset by repayments of related party debt of $68,824.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2015 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Kbridge Energy Corp.:

Name of Officer	Age	Office
Jai Woo Lee	64

Chief Executive Officer, Chief Financial Officer,

and Chairman of the Board

Resigned as President June 15, 2009

Appointed Chairman February 24, 2010

Appointed President December 30, 2010

Resigned as President December 1, 2011

Taek Ryong Kim	55	President and Director Appointed Director December 1, 2011 Appointed President December 1, 2011

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

Taek Ryong Kim, President: Mr. Kim received a bachelor’s degree in agriculture from Yanji University in July 1984. During his career he has become knowledgeable in the areas of Foreign Trade, Agriculture, Economics and Technology. From October, 2002 to May, 2010 Mr. Kim acted as President of Beijing Century Ltd, Beijing, China and from August, 1994 to October 2002 he worked as a Manager for Yanji Foreign Economic & Trade Company, Tokyo, Japan. From May 2010 to the present he has been a self employed consultant.

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

B. Compensation

Executive Compensation

During the year ended December 31, 2015, the Company incurred management fees of $78,141 (2014 - $34,211; 2013 - $97,420) to the Chief Executive Officer of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2015, 2014 and 2013 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2015, 2014, and 2013.

Compensation of Directors

During the years 2015, 2014, and 2013, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2015 of:  (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

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

(2)

Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2015 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2015 by each person known to us to own beneficially more than five percent (5%) of our shares.

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

(2)

Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2015 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last five years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2015(1)(2)	2014(1)(2)	2013(1)(2)	2012(1)(2)	2011(1)(2)
Jai Woo Lee	46.97	46.97	46.97	46.97	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CDS & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

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

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2015:

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

With the exception of the above-noted transactions, there has not been a significant change in the ownership percentage held by any major shareholders during the past five years.

Voting Rights

Our major shareholders do not have any different voting rights than other shareholders.

Corporate or Foreign Government Ownership

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2015:

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

B. Related Party Transactions

During the fiscal years ended December 31, 2015 and 2014 the following amounts were incurred by us under related party transactions:

As at December 31, 2015, the Company owed $459,999 (2014 - $485,261) to the Chief Executive Officer of the Company which is non-interest bearing, unsecured, and due on demand.

During the year ended December 31, 2015, the Company incurred management fees of $78,141 (2014 - $34,211) to the Chief Executive Officer of the Company.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2015 and 2014 and for the years then ended:

•

Balance sheets;

•

Statements of operations;

•

Statements of stockholders' deficit;

•

Statements of cash flows; and

•

Notes to the financial statements.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2015 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted by FINRA on the OTCBB under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTCBB for the past five years:

Year Ended		High		Low
December 31, 2011	US$	0.03	US$	0.0021
December 31, 2012	US$	0.00	US$	0.0011
December 31, 2013	US$	0.29	US$	0.0011
December 31, 2014	US$	0.05	US$	0.0021
December 31, 2015	US$	0.14	US$	0.0010

B. Plan of Distribution

Not required, as this form 20-F filing is made as an annual report.

C. Markets

The shares of the common stock of the Company have been quoted on the OTCBB since May 27, 2003. No trades in our common shares occurred on the OTCBB market prior to November 3, 2003.

D. Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

E. Dilution

Not required, as this form 20-F filing is made as an annual report.

F. Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2015 and May 16, 2016, the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2015, 2014 and 2013.

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

I. Subsidiary Information

As at December 31, 2015, the Company does not have any subsidiary companies.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2009, 2010, 2011, 2012, 2013, and 2014 was: 1.32%, 2.35%, 2.30%, 0.83%, 1.24%, 1.47% and  respectively.

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

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2015 and 2014 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2015		2014
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	Cdn$	8,000	Cdn$	10,500
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants	Cdn$	8,000	Cdn$	10,500

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

(4)

All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under notes (1) through (3).

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

PART III

ITEM 17 - Financial Statements

KBRIDGE ENERGY CORP.

Consolidated Financial statements

December 31, 2015

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kbridge Energy Corp.

We have audited the accompanying consolidated balance sheet of Kbridge Energy Corp. (the “Company”) as of December 31, 2015, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements as at December 31, 2014 were audited by other auditors whose report dated May 12, 2015 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, these financials statements present fairly, in all material respects, the financial position of the Company as at December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 16, 2016

KBRIDGE ENERGY CORP.

Consolidated balance sheets

(Expressed in U.S. Dollars)

	December 31, 2015 $	December 31, 2014 $
ASSETS

Current assets

Cash	16,526	6,049
Marketable securities (Note 3)	14,051	22,351
Accounts receivable (Note 9)	3,793	95,260
Prepaid expenses	21,983	858

	56,353	124,518

Oil and gas property (Note 4)	90,318	-
Total assets	146,671	124,518

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities

Accounts payable and accrued liabilities (Notes 4 and 5)	89,772	141,388
Loan payable (Note 6)	126,074	52,582
Due to related party (Note 7)	459,999	485,261
Deferred revenue	4,082	-
Total liabilities	679,927	679,231

Stockholders’ deficit

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	-	-
Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 (2014: 14,522,727) shares	2,358,954	2,358,954
Additional paid-in capital	9,527	9,527
Accumulated other comprehensive loss	(1,336)	(88,263)
Deficit	(2,900,401)	(2,834,931)
Total stockholders’ deficit	(533,256)	(554,713)

Total liabilities and stockholders’ deficit	146,671	124,518

Nature of operations and continuance of business (Note 1)

Commitment (Note 8)

Subsequent event (Note 11)

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Consolidated statements of operations

(Expressed in U.S. dollars)

	Year ended December 31, 2015 $	Year ended December 31, 2014 $

Revenue (Notes 7 and 9)	337,502	338,892

Operating expenses

Administration fees	283,836	377,740
Consulting fees	21,415	307,672
Foreign exchange (gain)/loss	12,391	(45,905)
Investor relations	-	6,049
Management fees (Note 7)	78,141	34,211
Office and miscellaneous	3,306	59,754
Professional fees	13,020	24,391
Recovery of expenses	-	(50,870)
Travel and promotion	37,004	85,809

Total operating expenses	449,113	798,851

Loss before other income (expense)	(111,611)	(459,959)

Other income (expense)

Gain on disposal of marketable securities (Note 3)	-	49,125
Gain on debt forgiveness	54,441	-
Impairment of marketable securities (Note 3)	(8,300)	(131,678)

Net loss for the year	(65,470)	(542,512)

Other comprehensive income
Effect on translating foreign operation	86,927	-
Total comprehensive income (loss)	21,457	(542,512)

Loss per share, basic and diluted	(0.00)	(0.04)

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Consolidated statements of stockholders’ deficit

(Expressed in U.S. dollars)

	Common stock		Additional paid-in capital $	Accumulated other comprehensive loss $	Deficit $	Total $
	Number	Amount $

Balance, December 31, 2013	14,522,727	2,358,954	9,527	1,236	(2,292,419)	77,298

Unrealized gain on marketable securities	-	-	-	(89,499)	-	(89,499)

Net loss for the year	-	-	-	-	(542,512)	(542,512)

Balance, December 31, 2014	14,522,727	2,358,954	9,527	(88,263)	(2,834,931)	(554,713)

Net loss for the year	-	-	-	-	(65,470)	(65,470)
Unrealized foreign exchange translation gain	-	-	-	86,927	-	86,927

Balance, December 31, 2015	14,522,727	2,358,954	9,527	(1,336)	(2,900,401)	(533,256)

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Consolidated statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2015 $	Year ended December 31, 2014 $
Operating activities

Net loss for the year	(65,470)	(542,512)

Adjustments to reconcile net income to net cash used in operating activities:
Foreign exchange translation gain	-	(16,396)
Impairment of marketable securities	8,300	131,678
Gain on settlement of debt	(54,441)	-
Gain on disposal of marketable securities	-	(49,125)

Changes in operating assets and liabilities:
Accounts receivable	91,467	(2,691)
Prepaid expenses	(21,125)	35,960
Accounts payable and accrued liabilities	2,825	81,702
Due to related party	36,267	20,096
Deferred revenue	4,082	-
Net cash provided by (used) in operating activities	1,905	(341,288)

Investing activities
Purchase of oil and gas property	(90,318)	-
Proceeds from sale of marketable securities	-	51,324
Net cash provided by (used in) investing activities	(90,318)	51,324

Financing activities
Proceeds from loan payable	73,492	19,110
Advances from related party	-	323,563
Repayment of related party debt	(61,529)	(68,824)
Net cash provided by financing activities	11,963	273,849

Effect of foreign exchange	86,927	-

Increase (decrease) in cash	10,477	(16,115)

Cash, beginning of year	6,049	22,164
Cash, end of year	16,526	6,049

Non-cash Investing and Financing Activities:

Marketable securities acquired from a related party	-	108,952
Marketable securities exchanged for consulting services	-	29,444

Supplemental Disclosures:

Income taxes paid	-	-
Interest paid	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2015

(Expressed in U.S. dollars)

1. Nature of Operations and Continuance of Business

Kbridge Energy Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2002. The Company’s business is providing consulting services to the resource sector.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2015, the Company has a working capital deficit of $623,574 and has an accumulated deficit of $2,900,401 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  Management intends to obtain additional funding by borrowing from its directors and third parties.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars.

(b) Principals of consolidation

The consolidated financial statements include the accounts of the Company’s wholly owned Canadian subsidiary Futura Kbridge SPA Inc.. On consolidation, all intercompany balances and transactions are eliminated.

(c) Use of Estimates

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

(d) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2015

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(e) Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2015 and 2014, the Company has no allowance for doubtful accounts.

(f) Revenue Recognition

The Company derives revenue primarily by providing consulting services. In accordance with Accounting Standard Codification (“ASC”) 605, “Revenue Recognition”, revenue is recognized when persuasive evidence of an arrangement exists, the services have been rendered, the amount is fixed and determinable, and collection is reasonably assured. Customer advances are deferred and recognized as revenue when the Company has completed all of its performance obligations relating to the consulting services.

(g) Income Taxes

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

The Company files income tax returns in Canada. The Company may be subject to a reassessment of income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

As of December 31, 2015 and 2014, the Company did not have any amounts recorded pertaining to uncertain tax positions.  The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2015 and 2014, there were no charges for interest or penalties.

(h) Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” and ASC 505, “Equity Based Payments to Non-Employees”, using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2015

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(i) Foreign Currency Translation

The Company changed its function currency from United States dollars to Canadian dollar on January 1, 2015.  The subsidiary’s functional currency is the United States dollar.  The reporting currency is the United States dollar. Management has adopted ASC 830, “Foreign Currency Matters”.

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

On consolidation the Company translates assets and liabilities to U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date, and translates revenues and expenses using average exchange rates during the period. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the other comprehensive income/loss.

(j) Comprehensive Income/Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2015, the Company has included the effect on translation of foreign operation in comprehensive income/loss.

(k) Financial Instruments

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

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, marketable securities, accounts receivable, accounts payable, loan payable, and amounts due to a related party. Pursuant to ASC 820, the fair value of cash and marketable securities are determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2015

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(l) Earnings (Loss) per Share

The Company computes earnings (loss) per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

(m) Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(n) Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3. Marketable Securities

	2014 Fair value $	Additions $	Disposals $	Impairment $	Unrealized loss $	2015 Fair value $

Marketable securities	22,351	--	--	(8,300)	--	14,051

	2013 Fair value $	Additions $	Disposals $	Impairment $	Unrealized loss $	2014 Fair value $

Marketable securities	166,219	108,952	(31,643)	(131,678)	(89,499)	22,351

4. Oil and Gas Property

During the year ended December 31, 2015, the Company purchased a 50% interest in an oil and gas well in Alberta, Canada for CAD$125,000 (US$90,318). As at December 31, 2015, there was an outstanding balance of CAD$20,000 (US$14,450) of the purchase price, which was included in accounts payable and accrued liabilities (Note 5) and paid subsequent to year end (Note 11).

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2015

(Expressed in U.S. dollars)

5. Accounts Payable and Accrued Liabilities

	2015 $	2014 $

Trade payables	60,407	129,032
GST payable	7,690	12,356
Payable for oil and gas property (Note 4)	14,450	--
Accrued liabilities	7,225	--
	89,772	141,388

6. Loan Payable

As at December 31, 2015, the Company owed $126,074 (CAD$174,487) (2014 - $52,582 (CAD$61,000)) to an unrelated party, which is non-interest bearing, unsecured, and due on demand.

7. Related Party Transactions

a)

As at December 31, 2015, the Company owed $459,999 (2014 - $485,261) to the Chief Executive Officer (“CEO”) of the Company which is non-interest bearing, unsecured, and due on demand.

b)

During the year ended December 31, 2015, the Company incurred management fees of $78,141 (2014 - $34,211) to the CEO of the Company.

c)

During the year ended December 31, 2015, the Company earned $100,000 (2014 - $Nil) in consulting revenues from a company that is control by the CEO of the Company.

8. Commitment

On June 19, 2014, the Company entered into an agreement with a consultant for seeking business and investment opportunities on behalf of the Company. The Company is to compensate the consultant by paying 20% of the amount invested by the Company through the consultant in cash at the closing of any transaction. The agreement may be terminated by either party upon written notice.

9. Concentrations

During the year ended December 31, 2015, the Company’s generated 100% of its revenues from three customers (2014 - 96% with two customers). As at December 31, 2015, the Company had 100% of its accounts receivable with only one of these customers (2014 - 85% with two customers)

10. Income Taxes

The Company has non-capital losses carried forward of $1,167,105 available to offset taxable income in future years which expires beginning in fiscal 2026.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2015

(Expressed in U.S. dollars)

10. Income Taxes (continued)

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 26% (2014 - 26%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2015 $	2014 $

Loss before income tax	(65,470)	(542,512)
Statutory tax rate	26%	26%
Expected tax recovery	(17,022)	(141,053)

Permanent differences and other	1,079	5,198
Expiry of non-capital loss	96,858	229,428
Change in valuation allowance	(80,915)	(93,573)

Provision for income taxes	--	--

The significant components of deferred income tax assets and liabilities at December 31, 2015 and 2014, are as follows:

	2015 $	2014 $

Deferred income tax assets (liability)

Non-capital losses carried forward	303,447	385,441
Marketable securities	18,463	17,384

Total gross deferred income tax assets	321,910	402,825

Valuation allowance	(321,910)	(402,825)

Net deferred income tax asset	--	--

11. Subsequent Event

Subsequent to year end, the Company paid the remaining balance of CAD$20,000 for the purchase of oil and gas property (Note 4).

ITEM 18 - Exhibits

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

May 16, 2016