Form 20-F
period 2016-12-31
KBRIDGE ENERGY CORP.
filed 2017-05-15
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2016, 2015, 2014, 2013, and 2012. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Years ended December 31,
	2016 $	2015 $	2014 $	2013 $	2012 $

Net income (loss) for the year	(40,226)	(65,470)	(542,512)	196,407	206,142
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	14,522,727
Earnings (loss) per share, basic and diluted	(0.00)	(0.00)	(0.04)	0.01	0.01

	As at December 31,
	2016 $	2015 $	2014 $	2013 $	2012 $

Total assets	113,005	146,671	124,518	317,770	71,503
Total Stockholders’ equity (Deficit)	(619,104)	(533,256)	(554,713)	77,298	(208,608)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

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

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2012	$0.9996
2013	$0.9707
2014	$1.1601
2015	$1.3840
2016	$1.3427

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Low	High
Month ended July 31, 2016	$1.2844	$1.3225
Month ended August 31, 2016	$1.2775	$1.3180
Month ended September 30, 2016	$1.2843	$1.3248
Month ended October 31, 2016	$1.3104	$1.3403
Month ended November 30, 2016	$1.3337	$1.3582
Month ended December 31, 2016	$1.3120	$1.3556

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2016, we had cash in the amount of $2,586.

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

During 2015 and 2016, the Company continued to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2016, the Company generated revenues of $59,669 from oil and gas business by having ownership of 50% of working interest through operations in Alberta, after purchasing an oil well property on December 1, 2015. In addition, the Company generated revenues of $354,817 from consulting services in the resource sector. During the year ended December 31, 2015, the Company generated consulting revenues of $337,502 in resource sector.

The Company requires additional financing in order to meet its anticipated working capital and acquisition costs.

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

A. Operating Results

Year comparison between 2016 and 2015

The Company had net loss of $40,226 for the year ended December 31, 2016 compared to net loss of $65,470 in 2015. In 2016, the Company generated revenue of $414,486 compared to $337,502 in 2015. During 2016, the company increased the revenues, but decreased the expenses, which led the company to have less loss compared to 2015.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2016 in the amount of $2,586 (2015 - $16,526). During the year ended December 31, 2016 the Company had negative operating cash flow of $20,600 compared to positive operating cash flow of $1,905 in the previous year. In 2016, the Company earned $354,817 in consulting fees (2015 - $337,502) primarily by introducing a potential uranium supply (exploration stage) and an opportunity to secure natural gas supply to a Korean market. During the year ended December 31, 2016 the Company had $41,631 cash flow from financing activities. In the comparable period, the Company had positive cash flow from financing activities resulting from proceeds from loan payable of $73,492, offset by repayments of related party debt of $61,529.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2016 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Kbridge Energy Corp.:

Name of Officer	Age	Office
Jai Woo Lee	65

Chief Executive Officer, Chief Financial Officer, and Chairman of the Board

Resigned as President June 15, 2009

Appointed Chairman February 24, 2010

Appointed President December 30, 2010

Resigned as President December 1, 2011

Taek Ryong Kim	56	President and Director Appointed Director December 1, 2011 Appointed President December 1, 2011

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

B. Compensation

Executive Compensation

During the year ended December 31, 2016, the Company incurred management fees of $3,362 (2015 - $41,318; 2014 - $34,211) to the Chief Executive Officer of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2016, 2015 and 2014 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2016, 2015, and 2014.

Compensation of Directors

During the years 2016, 2015, and 2014, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2016 of:  (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

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

(2)

Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2016 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2016 by each person known to us to own beneficially more than five percent (5%) of our shares.

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

(2)

Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2016 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last five years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2016(1)(2)	2015(1)(2)	2014(1)(2)	2013(1)(2)	2012(1)(2)
	%	%	%	%	%
Jai Woo Lee	46.97	46.97	46.97	46.97	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CDS & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

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

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2016:

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

The following lists the geographical distribution of shareholders at December 31, 2016:

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

B. Related Party Transactions

During the fiscal years ended December 31, 2016 and 2015 the following amounts were incurred by us under related party transactions:

As at December 31, 2016, the Company owed $511,433 (2015 - $459,999) to the Chief Executive Officer of the Company which is non-interest bearing, unsecured, and due on demand.

During the year ended December 31, 2016, the Company incurred management fees of $3,362 (2015 - $41,318) to the Chief Executive Officer of the Company.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2016 and 2015 and for the years then ended:

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

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2016 financial statements.

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

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2016 and May *, 2017, the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2016, 2015 and 2014.

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

I. Subsidiary Information

As at December 31, 2016, the Company does not have any subsidiary companies.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2009, 2010, 2011, 2012, 2013, 2014, 2015 and 2016 was: 1.32%, 2.35%, 2.30%, 0.83%, 1.24%, 1.47%, 1.61% and 1.50% respectively.

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

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016 using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Saturna Group Chartered Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2016 and 2015 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2016		2015
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	Cdn$	8,000	Cdn$	8,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants	Cdn$	8,000	Cdn$	8,000

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

December 31, 2016

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kbridge Energy Corp.

We have audited the accompanying consolidated balance sheets of Kbridge Energy Corp. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, these financials statements present fairly, in all material respects, the financial position of the Company as at December 31, 2016 and 2015 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit since inception and requires additional funds to meet its obligations and fund the costs of its operation. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

May 15, 2017

KBRIDGE ENERGY CORP.

Consolidated balance sheets

(Expressed in U.S. Dollars)

	December 31, 2016 $	December 31, 2015 $
ASSETS

Current assets

Cash	2,586	16,526
Marketable securities (Note 3)	9,656	14,051
Accounts receivable (Note 9)	22,376	3,793
Prepaid expenses	-	21,983
	34,618	56,353

Oil and gas property (Note 4)	78,387	90,318
Total assets	113,005	146,671

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities (Notes 4 and 5)	86,814	89,772
Loan payable (Note 6)	129,952	126,074
Due to related party (Note 7)	511,433	459,999
Deferred revenue	-	4,082
	728,199	679,927

Asset retirement obligation (Note 10)	3,910	-
Total liabilities	732,109	679,927

Stockholders’ deficit

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	-	-

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 (2015: 14,522,727) shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527
Accumulated other comprehensive loss	(46,958)	(1,336)
Deficit	(2,940,627)	(2,900,401)

Total stockholders’ deficit	(619,104)	(533,256)

Total liabilities and stockholders’ deficit	113,005	146,671

Nature of operations and continuance of business (Note 1)

Commitment (Note 8)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of operations

(Expressed in U.S. dollars)

	Year ended December 31, 2016 $	Year ended December 31, 2015 $

Oil and Gas
Revenue	59,669	-
Direct operating costs	(23,427)	-
Depletion (Note 4)	(18,871)	-
Royalties	(2,646)	-
	14,725	-
Consulting (Notes 7 and 9)	354,817	337,502

Gross profit	369,542	337,502

Operating expenses

Administration fees	296,656	283,836
Advertising	26,371	-
Consulting fees	13,204	21,415
Foreign exchange gain (loss)	(598)	12,391
Management fees (Note 7)	3,362	41,318
Office and miscellaneous	3,876	3,306
Professional fees	16,725	13,020
Salaries and benefits	30,666	36,823
Travel and promotion	15,111	37,004

Total operating expenses	405,373	449,113

Loss before other income (loss)	(35,831)	(111,611)

Other income (loss)

Gain on debt forgiveness	-	54,441
Impairment of marketable securities (Note 3)	(4,395)	(8,300)

Net loss for the year	(40,226)	(65,470)

Other comprehensive income (loss)
Effect on translating foreign operation	(45,622)	86,927
Total comprehensive income (loss)	(85,848)	21,457

Loss per share, basic and diluted	(0.00)	(0.00)

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of stockholders’ deficit

(Expressed in U.S. dollars)

	Common stock
	Number	Amount $	Additional paid-in capital $	Accumulated other comprehensive loss $	Deficit $	Total $

Balance, December 31, 2014	14,522,727	2,358,954	9,527	(88,263)	(2,834,931)	(554,713)

Net loss for the year	-	-	-	-	(65,470)	(65,470)
Unrealized foreign exchange translation gain	-	-	-	86,927	-	86,927

Balance, December 31, 2015	14,522,727	2,358,954	9,527	(1,336)	(2,900,401)	(533,256)

Net loss for the year	-	-	-	-	(40,226)	(40,226)
Unrealized foreign exchange translation loss	-	-	-	(45,622)	-	(45,622)

Balance, December 31, 2016	14,522,727	2,358,954	9,527	(46,958)	(2,940,627)	(619,104)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2016 $	Year ended December 31, 2015 $

Operating activities

Net loss for the year	(40,226)	(65,470)

Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of marketable securities	4,395	8,300
Amortization	18,871	-
Gain on settlement of debt	-	(54,441)

Changes in operating assets and liabilities:
Accounts receivable	(18,583)	91,467
Prepaid expenses	21,983	(21,125)
Accounts payable and accrued liabilities	(2,958)	2,825
Due to related party	-	36,267
Deferred revenue	(4,082)	4,082

Net cash provided by (used in) operating activities	(20,600)	1,905

Investing activities

Purchase of oil and gas property	-	(90,318)

Net cash used in investing activities	-	(90,318)

Financing activities

Proceeds from loan payable	41,631	73,492
Repayment of related party debt	-	(61,529)

Net cash provided by financing activities	41,631	11,963

Effect of foreign exchange	(34,971)	86,927

Increase (decrease) in cash	(13,940)	10,477

Cash, beginning of year	16,526	6,049

Cash, end of year	2,586	16,526

Supplemental Disclosures:

Income taxes paid	-	-
Interest paid	-	-

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2016

(Expressed in U.S. dollars)

1. Nature of Operations and Continuance of Business

Kbridge Energy Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2002. The Company is an oil and gas producing company with operations in Alberta Canada and it also provides consulting services to the resource sector.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2016, the Company has a working capital deficit of $693,581 and has an accumulated deficit of $2,940,627 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing from its directors and third parties.

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

December 31, 2016

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(e) Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services and the sale of oil and gas. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2016 and 2015, the Company has no allowance for doubtful accounts.

(f) Revenue Recognition

The Company derives revenue primarily by providing consulting services and the sale of oil and gas. In accordance with Accounting Standard Codification (“ASC”) 605, “Revenue Recognition”, revenue is recognized when persuasive evidence of an arrangement exists, the services have been rendered and the goods have been delivered, the amount is fixed and determinable, and collection is reasonably assured. Customer advances are deferred and recognized as revenue when the Company has completed all of its performance obligations relating to the consulting services.

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

As of December 31, 2016 and 2015, the Company did not have any amounts recorded pertaining to uncertain tax positions.  The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2016 and 2015, there were no charges for interest or penalties.

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

December 31, 2016

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

On consolidation the Company translates assets and liabilities of its subsidiary to U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date, and translates revenues and expenses using average exchange rates during the period. Gains and losses arising on translation of foreign currency denominated transactions or balances are included in the other comprehensive income/loss.

(j) Comprehensive Income/Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2016, the Company has included the effect on translation of foreign operation in comprehensive income/loss.

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

The Company’s financial instruments consist of cash, marketable securities, accounts receivable, accounts payable, loan payable, and amounts due to a related party. Pursuant to ASC 820, the fair value of cash and marketable securities are determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2016

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

(n) Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3. Marketable Securities

	2015 Fair value $	Additions $	Disposals $	Impairment $	Unrealized gain $	2016 Fair value $

Marketable securities	14,051	--	--	(4,395)	--	9,656

	2014 Fair value $	Additions $	Disposals $	Impairment $	Unrealized loss $	2015 Fair value $

Marketable securities	22,351	--	--	(8,300)	--	14,051

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2016

(Expressed in U.S. dollars)

4. Oil and Gas Property

During the year ended December 31, 2015, the Company purchased a 50% interest in an oil and gas well in Alberta, Canada for CAD$125,000 (US$90,318). As at December 31, 2016, there was an outstanding balance of $Nil (2015 - CAD$20,000 (US$14,450)) of the purchase price (Note 5). At December 31, 2016, the Company has not determined reserve in the well.  Management estimated the useful life of the well was five years.  During the year ended December 31, 2016, the Company recorded amortization of $18,871 (CAD$25,000) (2015 - $Nil).

	2016 $	2015 $

Opening balance	90,318	--
Add: Acquisition costs	--	90,318
Add: Asset retirement obligation	3,910	--
Less: amortization	(18,871)	--
Foreign exchange	3,030	--
	78,387	90,318

5. Accounts Payable and Accrued Liabilities

	2016 $	2015 $

Trade payables	62,581	60,407
Other payables	18,275	--
GST payable	--	7,690
Payable for oil and gas property (Note 4)	--	14,450
Accrued liabilities	5,958	7,225
	86,814	89,772

6. Loan Payable

As at December 31, 2016, the Company owed $129,952 (CAD$174,487) (2015 - $126,074 (CAD$174,487)) to an unrelated party, which is non-interest bearing, unsecured, and due on demand.

7. Related Party Transactions

(a)

As at December 31, 2016, the Company owed $511,433 (2015 - $459,999) to the Chief Executive Officer (“CEO”) of the Company which is non-interest bearing, unsecured, and due on demand.

(b)

During the year ended December 31, 2016, the Company incurred management fees of $3,362 (2015 - $41,318) to the CEO of the Company.

(c)

During the year ended December 31, 2016, the Company earned $213,461 (2015 - $194,390) in consulting revenues from companies that are controlled by the CEO of the Company.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2016

(Expressed in U.S. dollars)

8. Commitment

On June 19, 2014, the Company entered into an agreement with a consultant for seeking business and investment opportunities on behalf of the Company. The Company is to compensate the consultant by paying 20% of the amount invested by the Company through the consultant in cash at the closing of any transaction. The agreement may be terminated by either party upon written notice.

9. Concentrations

During the year ended December 31, 2016, the Company’s generated 100% of its revenues from four customers (2015 - 100% with three customers). As at December 31, 2016, the Company had 100% of its accounts receivable with three of these customers (2015 - 100% with one customer).

10. Asset Retirement Obligation

Laws and regulations concerning environmental protection affect the Company’s oil and gas operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact form its activities and to perform site restoration and other closure activities.  The Company’s provision for future site closure and reclamation costs is based on known requirements.  The Company’s determination of the environmental rehabilitation provision arising from the property at December 31, 2016 was $3,910 (CAD $5,250).  This estimate was based upon an undiscounted future costs of $3,724 (CAD$5,000), an annual inflation rate of 2% and risk free rate of 0.7%. The closure and reclamation expenditures is expected to be incurred in 2021.

2016 $

Opening balance	--
Addition	3,910
Ending balance	3,910

11. Income Taxes

The Company has non-capital losses carried forward of $1,184,065 available to offset taxable income in future years which expires beginning in fiscal 2026.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 26% (2015 - 26%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2016 $	2015 $

Loss before income tax	(40,226)	(65,470)
Statutory tax rate	26%	26%
Expected tax recovery	(10,458)	(17,022)

Permanent differences and other	2,224	1,079
Expiry of non-capital loss	--	96,858
Change in valuation allowance	8,234	(80,915)

Provision for income taxes	--	--

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2016

(Expressed in U.S. dollars)

11. Income Taxes (continued)

The significant components of deferred income tax assets and liabilities at December 31, 2016 and 2015, are as follows:

	2016 $	2015 $

Deferred income tax assets (liability)

Non-capital losses carried forward	307,857	303,447
Marketable securities	18,463	18,463
Resource pool	4,841	--
Asset retirement obligation	(1,017)	--

Total gross deferred income tax assets	330,144	321,910

Valuation allowance	(330,144)	(321,910)

Net deferred income tax asset	--	--

ITEM 18 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment

12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KBridge Energy Corp

/s/ Jai Woo Lee

Jai Woo Lee

Director and Chairman

May 15, 2017