Form 20-F
period 2017-12-31
KBRIDGE ENERGY CORP.
filed 2018-05-01
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Years ended December 31,
	2017 $	2016 $	2015 $	2014 $	2013 $

Net income (loss) for the year	78,424	(40,226)	(65,470)	(542,512)	196,407
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	14,522,727
Earnings (loss) per share, basic and diluted	0.01	(0.00)	(0.00)	(0.04)	0.01

	As at December 31,
	2017 $	2016 $	2015 $	2014 $	2013 $

Total assets	354,343	113,005	146,671	124,518	317,770
Total Stockholders’ equity (Deficit)	(587,989)	(619,104)	(533,256)	(554,713)	77,298
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

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

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2013	$0.9707
2014	$1.1601
2015	$1.3840
2016	$1.3427
2017	$1.2986

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Rate
Month ended July 31, 2017	$1.2485
Month ended August 31, 2017	$1.2536
Month ended September 30, 2017	$1.2480
Month ended October 31, 2017	$1.2893
Month ended November 30, 2017	$1.2888
Month ended December 31, 2017	$1.2545

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2017, we had cash in the amount of $35,168.

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

During 2016 and 2017, the Company continued to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2017, the Company generated revenues of $41,970 (2016 - $59,669) from oil and gas business by having ownership of 50% of working interest through operations in Alberta, after purchasing oil well property on December 1, 2015. In addition, the Company generated revenues of $277,915 (2016 - $354,817) from consulting services in the resource sector.

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

A. Operating Results

Year comparison between 2017 and 2016

The Company had net income of $78,424 for the year ended December 31, 2017 compared to net loss of $40,226 in 2016. In 2017, the Company generated revenue of $319,885 compared to $414,486 in 2016. During 2017, the Company decreased the revenues, and decreased the expenses, which led the company to have an income as compared to a loss in 2016.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2017 in the amount of $35,168 (2016 - $2,856). During the year ended December 31, 2017 the Company had positive operating cash flow of $68,320 compared to negative operating cash flow of $54,897 in the previous year. In 2017, the Company earned $277,915 in consulting fees (2016 - $354,817) primarily by introducing a potential uranium supply (exploration stage) and an opportunity to secure natural gas supply to a Korean market. During the year ended December 31, 2017 the Company had $185,264 cash flow from financing activities. In the comparable period, the Company had positive cash flow from financing activities resulting from proceeds from loan payable of $41,631.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2017 the Company was not party to any contractually obligated payments.

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

Taek Ryong Kim, President: Mr. Kim received a bachelor’s degree in agriculture from Yanji University in July 1984. During his career he has become knowledgeable in the areas of Foreign Trade, Agriculture, Economics and Technology. From October, 2002 to May, 2010 Mr. Kim acted as President of Beijing Century Ltd, Beijing, China and from August, 1994 to October 2002 he worked as a Manager for Yanji Foreign Economic & Trade Company, Tokyo, Japan. From May 2010 to the present he has been a self-employed consultant.

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

B. Compensation

Executive Compensation

During the year ended December 31, 2017, the Company incurred management fees of $Nil (2016 - $3,362; 2015 - $41,318) to the Chief Executive Officer of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2017, 2016 and 2015 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2017, 2016, and 2015.

Compensation of Directors

During the years 2017, 2016, and 2015, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2017 of:  (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,548,322	45.10%
Directors and Officers as a Group	6,548,322	45.10%

Notes:

(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2012, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2017 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2016 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship

Jai Woo Lee	6,548,322	45.10	Korea
Yun Kwan Choi	2,000,000	13.77	Korea
Kwon Jung Soo	2,000,000	13.77	Korea

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

(2)

Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2017 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last five years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2017(1)(2)	2016(1)(2)	2015(1)(2)	2014(1)(2)	2013(1)(2)
	%	%	%	%	%
Jai Woo Lee	45.10	46.97	46.97	46.97	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CDS & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

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

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2017:

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

The following lists the geographical distribution of shareholders at December 31, 2017:

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

B. Related Party Transactions

During the fiscal years ended December 31, 2017 and 2016 the following amounts were incurred by us under related party transactions:

As at December 31, 2017, the Company owed $696,717 (2016 - $511,433) to the Chief Executive Officer of the Company which is non-interest bearing, unsecured, and due on demand.

During the year ended December 31, 2017, the Company incurred management fees of $Nil (2016 - $3,362) to the Chief Executive Officer of the Company.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2017 and 2016 and for the years then ended:

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

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2017 financial statements.

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

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2017 and April 30, 2018, the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2017, 2016 and 2015.

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

I. Subsidiary Information

As at December 31, 2017, the Company does not have any subsidiary companies.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016 and 2017 was: 1.32%, 2.35%, 2.30%, 0.83%, 1.24%, 1.47%, 1.61%, 1.50%, and 1.61% respectively.

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

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2017, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Dale Matheson Carr-Hilton Labonte Chartered Professional Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2017 and 2016 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2017		2016
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	Cdn$	16,000	Cdn$	8,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants	Cdn$	16,000	Cdn$	8,000

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

December 31, 2017

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Kbridge Energy Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kbridge Energy Corp. (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in stockholders' deficit and cash flow, for the years then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion..

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2015

Vancouver, Canada

April 30, 2018

KBRIDGE ENERGY CORP.

Consolidated balance sheets

(Expressed in U.S. Dollars)

	December 31, 2017 $	December 31, 2016 $
ASSETS

Current assets

Cash	35,168	2,586
Marketable securities (Note 3)	8,519	9,656
Accounts receivable (Note 8)	26,306	22,376
Loan receivable (Note 4)	220,380	-
	290,373	34,618

Oil and gas property (Note 5)	63,970	78,387
Total assets	354,343	113,005

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities (Note 6)	88,232	86,814
Loan payable (Note 7)	153,198	129,952
Due to related party (Note 8)	696,717	511,433
	938,147	728,199

Asset retirement obligation (Note 10)	4,185	3,910
Total liabilities	942,332	732,109

Stockholders’ deficit

Preferred stock Authorized: unlimited preferred shares without par value Issued: nil preferred shares	-	-

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 (2016: 14,522,727) shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527
Accumulated other comprehensive loss	(94,267)	(46,958)
Deficit	(2,862,203)	(2,940,627)

Total stockholders’ deficit	(587,989)	(619,104)

Total liabilities and stockholders’ deficit	354,343	113,005

Nature of operations and continuance of business (Note 1)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of operations

(Expressed in U.S. dollars)

	Year ended December 31, 2017 $	Year ended December 31, 2016 $

Oil and Gas
Revenue (Note 9)	41,970	59,669
Direct operating costs	(14,163)	(23,427)
Depletion (Note 5)	(19,252)	(18,871)
Royalties	(1,967)	(2,646)
Gross profit	6,588	14,725
Consulting (Notes 8 and 9)	277,915	354,817

	284,503	369,542

Operating expenses

Administration fees	27,244	296,656
Advertising	57,424	26,371
Consulting fees	77,194	13,204
Foreign exchange gain	(22,355)	(598)
Management fees (Note 8)	-	3,362
Office and miscellaneous	4,539	3,876
Professional fees	6,888	16,725
Salaries and benefits	31,041	30,666
Travel and promotion	24,012	15,111

Total operating expenses	205,987	405,373

Income before other incomes	78,516	(35,831)

Other income (loss)

Interest income (Note 4)	1,045	-
Impairment of marketable securities (Note 3)	(1,137)	(4,395)

Net income (loss) for the year	78,424	(40,226)

Other comprehensive income (loss)
Effect on translating foreign operation	(47,309)	(45,622)
Total comprehensive income (loss)	31,115	(85,848)

Earnings (loss) per share, basic and diluted	0.01	(0.00)

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of stockholders’ deficit

(Expressed in U.S. dollars)

	Common stock
	Number	Amount $	Additional paid-in capital $	Accumulated other comprehensive loss $	Deficit $	Total $

Balance, December 31, 2015	14,522,727	2,358,954	9,527	(1,336)	(2,900,401)	(533,256)

Net loss for the year	-	-	-	-	(40,226)	(40,226)
Unrealized foreign exchange translation loss	-	-	-	(45,622)	-	(45,622)

Balance, December 31, 2016	14,522,727	2,358,954	9,527	(46,958)	(2,940,627)	(619,104)

Net loss for the year	-	-	-	-	78,424	78,424
Unrealized foreign exchange translation loss	-	-	-	(47,309)	-	(47,309)

Balance, December 31, 2017	14,522,727	2,358,954	9,527	(94,267)	(2,862,203)	(587,989)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2017 $	Year ended December 31, 2016 $

Operating activities

Net income (loss) for the year	78,424	(40,226)

Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of marketable securities	1,137	4,395
Depletion	19,252	18,871
Accrued interest	(1,045)	-
Foreign exchange	(26,936)	(34,297)

Changes in operating assets and liabilities:
Accounts receivable	(3,930)	(18,583)
Prepaid expenses	-	21,983
Accounts payable and accrued liabilities	1,418	(2,958)
Due to related party	-	-
Deferred revenue	-	(4,082)

Net cash provided by (used in) operating activities	68,320	(54,897)

Investing activities

Loan receivable	(219,335)	-

Net cash used in investing activities	(219,335)	-

Financing activities

Proceeds from loan payable	185,264	41,631

Net cash provided by financing activities	185,264	41,631

Effect of foreign exchange	(1,667)	(674)

Increase (decrease) in cash	32,582	(13,940)

Cash, beginning of year	2,586	16,526

Cash, end of year	35,168	2,586

Supplemental Disclosures:

Income taxes paid	-	-
Interest paid	-	-

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2017

(Expressed in U.S. dollars)

1. Nature of Operations and Continuance of Business

Kbridge Energy Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2002. The Company is an oil and gas producing company with operations in Alberta Canada and it also provides consulting services to the resource sector.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2017, the Company has a working capital deficit of $647,774 and has an accumulated deficit of $2,862,203 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing from its directors and third parties.

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

December 31, 2017

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(e) Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services and the sale of oil and gas. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2017 and 2016, the Company has no allowance for doubtful accounts.

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

As of December 31, 2017 and 2016, the Company did not have any amounts recorded pertaining to uncertain tax positions.  The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2017 and 2016, there were no charges for interest or penalties.

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

December 31, 2017

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

(j) Comprehensive Income/Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2017, the Company has included the effect on translation of foreign operation in comprehensive income/loss.

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

December 31, 2017

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

(n) Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3. Marketable Securities

	2016 Fair value $	Additions $	Disposals $	Impairment $	Unrealized gain $	2017 Fair value $

Marketable securities	9,656	--	--	(1,137)	--	8,519

	2015 Fair value $	Additions $	Disposals $	Impairment $	Unrealized loss $	2016 Fair value $

Marketable securities	14,051	--	--	(4,395)	--	9,656

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2017

(Expressed in U.S. dollars)

4. Loan Receivable

During the year ended December 31, 2017, the Company entered into a finance agreement with Futura Kbridge SpA (“FKS”), whereby the Company shall finance $220,000 with interest of 2% per annum, to acquire a solar power project. The principal amount of $220,000 is collectible by June 30, 2018 and FKS shall submit a written summary of the fund usage to the Company by December 31, 2017. If FKS finalizes a deal and sells the Ariztia project to investors by June 30, 2018, FKS shall pay 10% of gross profit as a finder’s fee for services provided in Canada. As at December 31, 2017, the loan has not been repaid and interest income of $1,045 has been accrued.

5. Oil and Gas Property

During the year ended December 31, 2015, the Company purchased a 50% interest in an oil and gas well in Alberta, Canada for CAD$125,000 (US$90,318). At December 31, 2017, the Company has not determined reserve in the well.  Management estimated the useful life of the well was five years. During the year ended December 31, 2017, the Company recorded depletion of $19,252 (CAD$25,000) (2016 - $18,871 (CAD$25,000).

	2017 $	2016 $

Opening balance	78,387	90,318
Add: Acquisition costs	4,185	3,910
Less: amortization	(19,252)	(18,871)
Foreign exchange	650	3,030
	63,970	78,387

6. Accounts Payable and Accrued Liabilities

	2017 $	2016 $

Trade payables	72,545	62,581
Other payables	--	18,275
GST payable	2,933	--
Accrued liabilities	12,754	5,958
	88,232	86,814

7. Loan Payable

As at December 31, 2017, the Company owed $153,198 (CAD$192,187) (2016 - $129,952 (CAD$174,487)) to a related company and an unrelated party, which are non-interest bearing, unsecured, and due on demand.

8. Related Party Transactions

(a)

As at December 31, 2017, the Company owed $696,717 (2016 - $511,433) to the Chief Executive Officer (“CEO”) of the Company which is non-interest bearing, unsecured, and due on demand.

(b)

During the year ended December 31, 2017, the Company incurred management fees of $nil (2016 - $3,362) to the CEO of the Company.

(c)

During the year ended December 31, 2017, the Company earned $231,902 (2016 - $213,461) in consulting revenues from companies that are controlled by the CEO of the Company.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2017

(Expressed in U.S. dollars)

9. Concentrations

During the year ended December 31, 2017, the Company’s generated 100% of its revenues from seven customers (2016 - 100% with four customers). As at December 31, 2017, the Company had 100% of its accounts receivable with three of these customers (2016 - 100% with three customers).

10. Asset Retirement Obligation

Laws and regulations concerning environmental protection affect the Company’s oil and gas operations.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements. The Company’s determination of the environmental rehabilitation provision arising from the property at December 31, 2017 was $4,185 (CAD $5,250) (2016 - $3,910 (CAD $5,250)).  This estimate was based upon an undiscounted future costs of $3,724 (CAD$5,000), an annual inflation rate of 2% and risk free rate of 0.7%. The closure and reclamation expenditures is expected to be incurred in 2021.

	2017 $	2016 $
Opening balance	3,910	--
Addition / foreign exchange	275	3,910
Ending balance	4,185	3,910

11. Income Taxes

The Company has non-capital losses carried forward of $1,085,252 available to offset taxable income in future years which expires beginning in fiscal 2027.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 26% (2016 - 26%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2017 $	2016 $
Income (loss) before income tax	78,424	(40,226)
Statutory tax rate	26%	26%
Expected tax expense (recovery)	20,390	(10,458)

Permanent differences and other	905	2,224
Change in valuation allowance	(21,295)	8,234

Provision for income taxes	--	--

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2017

(Expressed in U.S. dollars)

11. Income Taxes (continued)

The significant components of deferred income tax assets and liabilities at December 31, 2017 and 2016, are as follows:

	2017 $	2016 $

Deferred income tax assets (liability)

Non-capital losses carried forward	282,166	307,857
Marketable securities	19,182	18,463
Resource pool	8,589	4,841
Asset retirement obligation	(1,088)	(1,017)

Total gross deferred income tax assets	308,849	330,144

Valuation allowance	(308,849)	(330,144)

Net deferred income tax asset	--	--

ITEM 18 - Exhibits

The following exhibits are included herein, except for the exhibits marked with an asterisk, which are incorporated herein by reference.

Exhibit No.	Exhibit Title
1.1*	Notice of Articles
1.2*	Transition Notice
1.3*	Articles
1.4*	Articles of Amendment

12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KBridge Energy Corp

/s/ Jai Woo Lee

Jai Woo Lee

Director and Chairman

May 1, 2018