Form 20-F
period 2018-12-31
KBRIDGE ENERGY CORP.
filed 2019-05-07
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2018, 2017, 2016, 2015, and 2014. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Years ended December 31,
	2018 $	2017 $	2016 $	2015 $	2014 $

Net income (loss) for the year	(328,497)	78,424	(40,226)	(65,470)	(542,512)
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	14,522,727
Earnings (loss) per share, basic and diluted	(0.02)	0.01	(0.00)	(0.00)	(0.04)

	As at December 31,
	2018 $	2017 $	2016 $	2015 $	2014 $

Total assets	492,712	354,343	113,005	146,671	124,518
Total Stockholders’ equity (Deficit)	(857,321)	(587,989)	(619,104)	(533,256)	(554,713)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

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

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2014	$1.1601
2015	$1.3840
2016	$1.3427
2017	$1.2986
2018	$1.2957

(1) Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Rate
Month ended July 31, 2018	$1.3017
Month ended August 31, 2018	$1.3055
Month ended September 30, 2018	$1.2945
Month ended October 31, 2018	$1.3142
Month ended November 30, 2018	$1.3301
Month ended December 31, 2018	$1.3642

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2018, we had cash in the amount of $36,629.

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

We are dependent on Jai Woo Lee, Director of the Company, to implement our business plan and the loss of his services may have a negative effect on our ability to timely and successfully implement our business plan. We do not have an employment agreement with Jai Woo Lee and we have not obtained key man insurance over him.

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

B. Business Overview

Between 2013 and 2014, the Company brokered contracts for Korean investors to invest in the resource sector, specifically natural gas and uranium.

During 2016 and 2017, the Company continued to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2018, the Company generated revenues of $46,840 (2017 - $41,970) from oil and gas business by having ownership of 50% of working interest through operations in Alberta, after purchasing oil well property on December 1, 2015. In addition, the Company generated revenues of $132,001 (2017 - $277,915) from consulting services in the resource sector.

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

A. Operating Results

Year comparison between 2018 and 2017

The Company had net loss of $328,497 for the year ended December 31, 2018 compared to net income of $78,424 in 2017. In 2018, the Company generated revenue of $178,841 compared to $319,885 in 2017. During 2018, the Company's revenues decreased and expenses increased, which led the Company to have a higher net loss compared to 2017.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2018 in the amount of $36,629 (2017 - $35,168). During the year ended December 31, 2018 the Company had negative operating cash flow of $54,020 compared to positive operating cash flow of $68,320 in the previous year. In 2018, the Company earned $132,001 in consulting fees (2017 - $277,915) primarily by introducing a potential uranium supply (exploration stage) and an opportunity to secure natural gas supply to a Korean market. During the year ended December 31, 2018 the Company had $581,011 cash flow from financing activities. In the comparable period, the Company had positive cash flow from financing activities resulting from proceeds from loan payable of $185,264.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2018 the Company was not party to any contractually obligated payments.

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

Chief Executive Officer, Chief Financial Officer, and Chairman of the Board

Resigned as President June 15, 2009

Appointed Chairman February 24, 2010

Appointed President December 30, 2010

Resigned as President December 1, 2011

Appointed as Director December 1, 2011

Piers VanZiffle	71	President and Director Appointed Director March 23, 2018 Appointed President March 23, 2018

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

Piers VanZiffle, President and Director: Over thirty years’ experience in finance and accounting with both private and public companies.

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

B. Compensation

Executive Compensation

During the year ended December 31, 2018, the Company incurred management fees of $8,796 (2017 - $nil; 2016 - $3,362) to a Director of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2018, 2017, and 2016 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2018, 2017, and 2016.

Compensation of Directors

During the years 2018, 2017, and 2016, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2018 of:  (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,548,322	45.10%
Piers VanZiffle	50,000	0.003%
Directors and Officers as a Group	6,598,322	45.103%

Notes:

(1)

Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2012, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2018 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2018 by each person known to us to own beneficially more than five percent (5%) of our shares.

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

(2)

Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2018 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last five years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2018(1)(2)	2017(1)(2)	2016(1)(2)	2015(1)(2)	2014(1)(2)
	%	%	%	%	%
Jai Woo Lee	45.10	46.97	46.97	46.97	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CDS & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

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

(2)

Percentages are based on:

14,522,727 common shares issued and outstanding as of December 31, 2018:

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

The following lists the geographical distribution of shareholders at December 31, 2018:

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

B. Related Party Transactions

During the fiscal years ended December 31, 2018 and 2017 the following amounts were incurred by us under related party transactions:

As at December 31, 2018, the Company owed $1,100,959 (2017 - $696,717) to the Chief Executive Officer of the Company, which is non-interest bearing, unsecured, and due on demand.

During the year ended December 31, 2018, the Company earned $131,171 (2017 - $231,902) in consulting revenues from companies that are controlled by the CEO of the Company.

During the year ended December 31, 2018, the Company invested $256,561 (CAD350,000) in a company related to the CEO. The value of the investment was written down to $133,397.

During the year ended December 31, 2018, the Company wrote off a loan receivable totaling $111,652 from a company related to the CEO.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2018 and 2017 and for the years then ended:

•

Balance sheets;

•

Statements of operations;

•

Statements of stockholders' deficit;

•

Statements of cash flows; and

•

Notes to the financial statements.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving the Company are being initiated.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2018 financial statements.

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

C. Markets

The shares of the common stock of the Company are quoted by the OTC Markets PINK.

D. Selling Shareholders

Not required, as this form 20-F filing is made as an annual report.

E. Dilution

Not required, as this form 20-F filing is made as an annual report.

F. Expenses of the Issue

Not required, as this form 20-F filing is made as an annual report.

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2018 and May 6, 2019, the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2018, 2017 and 2016.

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

I. Subsidiary Information

As at December 31, 2018, the Company has a subsidiary company; Futura Kpuente SPA Inc.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, and 2018 was: 1.32%, 2.35%, 2.30%, 0.83%, 1.24%, 1.47%, 1.61%, 1.50%, 1.61%, and 2.30% respectively.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2018, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Dale Matheson Carr-Hilton Labonte Chartered Professional Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2018 and 2017 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

	2018		2017
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	Cdn$	16,000	Cdn$	16,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	nil
All other fees - other services provided by our principal accountants. (4)	$	nil	$	nil
Total fees paid or accrued to our principal accountants	Cdn$	16,000	Cdn$	16,000

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

December 31, 2018

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Kbridge Energy Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kbridge Energy Corp. (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), stockholders’ deficit and cash flows, for the years then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2015

Vancouver, Canada

May 6, 2019

KBRIDGE ENERGY CORP.

Consolidated balance sheets

(Expressed in U.S. Dollars)

	December 31, 2018 $	December 31, 2017 $
ASSETS

Current assets

Cash	36,629	35,168
Marketable securities (Note 3)	4,701	8,519
Accounts receivable (Note 9)	27,621	26,306
Loan receivable (Note 4)	249,864	220,380
	318,815	290,373

Equity investment (Notes 8 and 11)	133,397	-
Oil and gas property (Note 5)	40,500	63,970
Total assets	492,712	354,343

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities (Note 6)	80,670	88,232
Loan payable (Note 7)	164,556	153,198
Due to related party (Note 8)	1,100,959	696,717
	1,346,185	938,147

Asset retirement obligation (Note 10)	3,848	4,185
Total liabilities	1,350,033	942,332

Stockholders’ deficit

Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 (2017: 14,522,727) shares	2,358,954	2,358,954

Additional paid-in capital	9,527	9,527
Accumulated other comprehensive loss	(35,102)	(94,267)
Deficit	(3,190,700)	(2,862,203)

Total stockholders’ deficit	(857,321)	(587,989)

Total liabilities and stockholders’ deficit	492,712	354,343

Nature of operations and continuance of business (Note 1)

Subsequent event (Note 13)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of comprehensive income (loss)

(Expressed in U.S. dollars)

	Year ended December 31, 2018 $	Year ended December 31, 2017 $

Oil and Gas
Revenue (Notes 8 and 9)	46,840	41,970
Direct operating costs	(14,777)	(14,163)
Depletion (Note 5)	(19,295)	(19,252)
Royalties	(2,836)	(1,967)
Gross profit	9,932	6,588
Consulting (Notes 8 and 9)	132,001	277,915

	141,933	284,503

Operating expenses

Administration fees	27,882	27,244
Advertising	48,797	57,424
Consulting fees	99,366	77,194
Foreign exchange gain	(29,184)	(22,355)
Office and miscellaneous	3,628	4,539
Professional fees	19,044	6,888
Salaries and benefits	31,345	31,041
Travel and promotion	30,226	24,012

Total operating expenses	231,104	205,987

Income (loss) before other incomes	(89,171)	78,516

Other items

Interest income (Note 4)	5,819	1,045
Loss on equity investment (Note 11)	(129,675)	-
Impairment of marketable securities (Note 3)	(3,818)	(1,137)
Write-off of loan receivable (Note 4)	(111,652)	-

Net income (loss) for the year	(328,497)	78,424

Other comprehensive income (loss)
Effect on translating foreign operation	59,165	(47,309)
Total comprehensive income (loss)	(269,332)	31,115

Earnings (loss) per share, basic and diluted	(0.02)	0.01

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of stockholders’ deficit

(Expressed in U.S. dollars)

	Common stock
	Number	Amount $	Additional paid-in capital $	Accumulated other comprehensive loss $	Deficit $	Total $

Balance, December 31, 2016	14,522,727	2,358,954	9,527	(46,958)	(2,940,627)	(619,104)

Net income for the year	-	-	-	-	78,424	78,424
Unrealized foreign exchange translation loss	-	-	-	(47,309)	-	(47,309)

Balance, December 31, 2017	14,522,727	2,358,954	9,527	(94,267)	(2,862,203)	(587,989)

Net loss for the year	-	-	-	-	(328,497)	(328,497)
Unrealized foreign exchange translation gain	-	-	-	59,165	-	59,165

Balance, December 31, 2018	14,522,727	2,358,954	9,527	(35,102)	(3,190,700)	(857,321)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2018 $	Year ended December 31, 2017 $

Operating activities

Net income (loss) for the year	(328,497)	78,424

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Impairment of marketable securities	3,818	1,137
Depletion	19,295	19,252
Accrued interest	(5,819)	(1,045)
Foreign exchange	24,733	(26,936)
Loss on equity investment	129,675	-
Write-off of loan receivable	111,652	-

Changes in operating assets and liabilities:
Accounts receivable	(1,315)	(3,930)
Accounts payable and accrued liabilities	(7,562)	1,418

Net cash provided by (used in) operating activities	(54,020)	68,320

Investing activities
Loan receivable from related parties	(209,938)	(219,335)
Loan repayment from related parties	61,625	-
Proceeds received from loan	36,652	-
Repayment of loans	(161,267)	-
Equity investment	(256,560)	-

Net cash used in investing activities	(529,488)	(219,335)

Financing activities
Advances from related parties	581,011	185,264

Net cash provided by financing activities	581,011	185,264

Effect of foreign exchange	3,958	(1,667)

Increase (decrease) in cash	1,461	32,582

Cash, beginning of year	35,168	2,586

Cash, end of year	36,629	35,168

Supplemental Disclosures:

Income taxes paid	-	-
Interest paid	-	-

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

1. Nature of Operations and Continuance of Business

Kbridge Energy Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2002. The Company is an oil and gas producing company with operations in Alberta Canada and it also provides consulting services to the resource sector.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2018, the Company has a working capital deficit of $1,027,370 and has an accumulated deficit of $3,190,700 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing from its directors and third parties.

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

(c) Use of Estimates

The preparation of financial statements in accordance US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to the impairment of marketable securities, allowance for doubtful accounts, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(d) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(e) Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services and the sale of oil and gas. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2018 and 2017, the Company has no allowance for doubtful accounts.

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

(g) Equity Method Investment

The Company accounts for its investment in associated companies in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 323, Investments – Equity Method and Joint Ventures (“ASC 323”). In accordance with ASC 323, associated companies are accounted for as equity method investments. Results of associate companies are presented on a one-line basis. Investments in, and advances to, associated companies are presented on a one-line basis in the caption “Equity Investment” in the Company’s consolidated balance sheets, net of allowance for losses, which represents the Company’s best estimate of probable losses inherent in such assets. The Company’s proportionate share of any associated companies’ net income or loss is presented on a one-line basis in the caption “Gain (loss) on equity investment in the Company’s consolidated statement of comprehensive income (loss). Transactions between the Company and any associated companies are eliminated on a basis proportional to the Company’s ownership interest.

(h) Income Taxes

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

As of December 31, 2018 and 2017, the Company did not have any amounts recorded pertaining to uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2018 and 2017, there were no charges for interest or penalties.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(i) Stock-based Compensation

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

(j) Foreign Currency Translation

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

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

2. Summary of Significant Accounting Policies (continued)

(l) Comprehensive Income/Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2018, the Company has included the effect on translation of foreign operation in comprehensive income/loss.

(m) Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life.  The liability accretes until the Company settles the obligation.

(n) Oil and Gas Properties

The Company uses the full cost method of accounting for oil and natural gas properties. Under this method, all acquisition, exploration and development costs, including certain payroll, asset retirement costs, other internal costs, and interest incurred for the purpose of finding oil and natural gas reserves, are capitalized.

(o) Earnings (Loss) per Share

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

(p) Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(q) Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

3. Marketable Securities

	2017 Fair value $	Additions $	Disposals $	Impairment $	Unrealized gain $	2018 Fair value $

Marketable securities	8,519	308,714	(308,714)	(3,818)	-	4,701

	2016 Fair value $	Additions $	Disposals $	Impairment $	Unrealized loss $	2017 Fair value $

Marketable securities	9,656	--	--	(1,137)	--	8,519

During the year ended December 31, 2018, as part of a loan agreement (Note 7) the Company acquired marketable securities with a fair value of $382,033 (CAD$495,000) for $308,714 (CAD$400,000) from an arm’s length party, resulting in a gain of $73,320 (CAD$95,000). The purchase was paid by the arm’s length party as the purpose of the transaction was to assist the arm’s length party to dispose of the shares. These shares were later sold for $495,165, resulting in a gain of $113,131 (CAD$146,584). The gains belong to the arm’s length party and therefore was recorded as a payable to the CEO of the Company.

4. Loan Receivable

During the year ended December 31, 2017, the Company entered into a finance agreement with Futura Kbridge SpA (“FKS”), whereby the Company financed $220,000 with interest of 2% per annum, to acquire a solar power project (“Ariztia”). The principal amount is collectible by December 31, 2019 and FKS shall submit a written summary of the fund usage to the Company by December 31, 2019. If FKS finalizes a deal and sells the Ariztia project to investors by December 31, 2019, FKS shall pay 10% of gross profit as a finder’s fee for services provided in Canada. As at December 31, 2018, $50,000 of the loan has been repaid and interest income of $4,371 has been accrued.

During the year ended December 31, 2018, the Company entered into a finance agreement with FKS, whereby the Company financed $73,000 with interest of 2% per annum, to acquire a solar power project (“Guanare”) The principal amount is collectible by December 31, 2019 and FKS shall submit a written summary of the fund usage to the Company by December 31, 2019. If FKS finalizes a deal and sells the Guanare project to investors by December 31, 2019, FKS shall pay 10% of gross profit as a finder’s fee for services provided in Canada. As at December 31, 2018, the loan has not been repaid and interest income of $1,448 has been accrued.

During the year ended December 31, 2018, the Company advanced $136,938 ($177,000 CAD) to a related party, Columbia Capital Inc., which is non-interest bearing, unsecured and due on demand. As at December 31, 2018, $11,625 ($15,000 CAD) has been repaid. The loan payable balance as at December 31, 2017 totaling $14,109 was used to offset the loan receivable. As at December 31, 2018, the Company wrote off the loan receivable totaling $111,652 due to uncertainty in collection.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

4. Loan Receivable (continued)

	2018 $	2017 $
Opening balance	220,380	-
Addition - transferred from loan payable	(14,109)	-
Addition - cash	209,938	220,000
Repayment	(61,625)	-
Interest	5,819	1,045
Write off	(111,652)	-
Foreign exchange	1,113	(665)
	249,864	220,380

5. Oil and Gas Property

During the year ended December 31, 2015, the Company purchased a 50% interest in an oil and gas well in Alberta, Canada for $90,318 (CAD$125,000). At December 31, 2018, the Company has not determined reserve in the well. Management estimated the useful life of the well was five years. During the year ended December 31, 2018, the Company recorded depletion of $19,295 (CAD$25,000) (2017 - $19,252 (CAD$25,000).

	2018 $	2017 $
Opening balance	63,970	78,387
Add: Acquisition costs	-	4,185
Less: depletion	(19,295)	(19,252)
Foreign exchange	(4,175)	650
	40,500	63,970

6. Accounts Payable and Accrued Liabilities

	2018 $	2017 $
Trade payables	57,604	72,545
GST payable	1,079	2,933
Accrued liabilities	21,987	12,754
	80,670	88,232

7. Loan Payable

During the year ended December 31, 2018, the Company received a loan of $329,864 (CAD$450,000), with $36,652 (CAD$50,000) in cash and $308,714 (CAD$400,000) in marketable securities (Note 3). The Company repaid $161,267 (CAD$220,000) to the shareholders of the arm’s length party who paid for the purchase of marketable securities (Note 3). The remaining balance of the loan was repaid by the CEO of the Company.

As at December 31, 2018, the Company owed $164,556 (CAD$224,487) (2017 - $153,198 (CAD$192,187)) to unrelated parties, which are non-interest bearing, unsecured, and due on demand.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

8. Related Party Transactions

(a)

As at December 31, 2018, the Company owed $1,100,959 (2017 - $696,717) to the Chief Executive Officer (“CEO”) of the Company which is non-interest bearing, unsecured, and due on demand.

(b)

During the year ended December 31, 2018, the Company earned $131,171 (2017 - $231,902) in consulting revenues from companies that are controlled by the CEO of the Company.

(c)

During the year ended December 31, 2018, the Company invested $256,560 (CAD350,000) in a company related to the CEO. The value of the investment was written down to $133,397 (Note 11).

(d)

During the year ended December 31, 2018, the Company paid $8,796 in consulting fees to the President of the Company.

(e)

During the year ended December 31, 2018, the Company wrote off a loan receivable totaling $111,652 from a company related to the CEO (Note 4).

9. Concentrations

During the year ended December 31, 2018, the Company’s generated 100% of its revenues from three customers (2017 - 100% with seven customers). As at December 31, 2018, the Company had 100% of its accounts receivable with three customers (2017 - 100% with three customers).

10. Asset Retirement Obligation

Laws and regulations concerning environmental protection affect the Company’s oil and gas operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements. The Company’s determination of the environmental rehabilitation provision arising from the property at December 31, 2018 was $3,848 (CAD $5,250) (2017 - $4,185 (CAD$5,250)). This estimate was based upon an undiscounted future costs of $3,724 (CAD$5,000), an annual inflation rate of 2% and risk free rate of 0.7%. The closure and reclamation expenditures is expected to be incurred in 2021.

	2018 $	2017 $
Opening balance	4,185	3,910
Addition / foreign exchange	(337)	275
Ending balance	3,848	4,185

11.

Equity investment

During the year ended December 31, 2018, the Company purchased 56,000 common shares in Kbridge Resources Development (“KRD”), a company related to the CEO, representing 28.57% ownership of KRD, for $256,560.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

11. Equity investment (continued)

The continuity of the Company’s investment in KRD is as follows:

Balance at December 31, 2017	$-
Purchase of equity investment	256,560
Share of loss of equity investee	(129,675)
Foreign exchange	6,512
Balance at December 31, 2018	$133,397

Summary financial information of KRD on a gross basis for the year ended December 31, 2018 is as follows:

As at	December 31, 2018
Current assets	$192,806
Non-current assets	1,050,328
Current liabilities	(682,782)
Non-current liabilities	(717,473)
Net assets	$(157,121)

Period ended	December 31, 2018
Revenue	$271,120
Expenses	(724,742)
Loss for the period	$(453,622)

12. Income Taxes

The Company has non-capital losses carried forward of $947,075 available to offset taxable income in future years which expires beginning in fiscal 2026.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 27% (2017 - 26%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2018 $	2017 $
Income (loss) before income tax	(328,497)	78,424
Statutory tax rate	27%	26%
Expected tax expense (recovery)	(88,690)	20,390

Permanent differences and other	27,420	905
Effect of foreign exchange	93,130	-
Effect of change in tax rate	(12,620)	-
Change in valuation allowance	(19,240)	(21,295)

Provision for income taxes	--	--

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2018

(Expressed in U.S. dollars)

11. Income Taxes (continued)

The significant components of deferred income tax assets and liabilities at December 31, 2018 and 2017, are as follows:

	2018 $	2017 $

Deferred income tax assets (liability)

Non-capital losses carried forward	255,710	282,166
Marketable securities	19,681	19,182
Resource pool	15,257	8,589
Asset retirement obligation	(1,039)	(1,088)

Total gross deferred income tax assets	289,609	308,849

Valuation allowance	(289,609)	(308,849)

Net deferred income tax asset	--	--

13. Subsequent Event

Subsequent to December 31, 2018, the Company received a repayment of $198,026 for its loan receivable (Note 4).

Subsequent to December 31, 2018, the CEO sold 38,000 common shares in KRD to the Company for $2,320. The Company’s ownership in KRD will increase to 47.96%.

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

/s/ Piers VanZiffle

Piers VanZiffle

Director and President

May 6, 2019