Form 20-F
period 2019-12-31
KBRIDGE ENERGY CORP.
filed 2020-06-16
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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

Yes [  ]   No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Emerging Growth Company [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this Filing:

US GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____   Item 18 ____

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

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2019, 2018, 2017, 2016, and 2015. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Years ended December 31,
	2019 $	2018 $	2017 $	2016 $	2015 $
Net income (loss) for the year	(86,161)	(328,497)	78,424	(40,226)	(65,470)
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	14,522,727
Earnings (loss) per share, basic and diluted	(0.01)	(0.02)	0.01	(0.00)	(0.00)

	As at December 31,
	2019 $	2018 $	2017 $	2016 $	2015 $
Total assets	184,354	492,712	354,343	113,005	146,671
Total Stockholders’ equity (Deficit)	(959,033)	(857,321)	(587,989)	(619,104)	(533,256)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

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

YEARS ENDED DECEMBER 31, (CDN$ PER US$1.00)

Period	Average(1)
2015	$1.3840
2016	$1.3427
2017	$1.2986
2018	$1.2957
2019	$1.3269

(1)Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Rate
Month ended July 31, 2019	$1.3148
Month ended August 31, 2019	$1.3295
Month ended September 30, 2019	$1.3243
Month ended October 31, 2019	$1.316
Month ended November 30, 2019	$1.3289
Month ended December 31, 2019	$1.2988

Note: the noon buying rates on the last date of each month

B. Capitalization and Indebtedness

Not required as this 20-F filing is made as an annual report.

C. Reasons for the Offer and Use of Proceeds

Not required as this 20-F filing is made as an annual report.

D. Risk Factors

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH OUR COMMON STOCK. BEFORE MAKING A DECISION CONCERNING THE PURCHASE OF OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS ANNUAL REPORT WHEN YOU EVALUATE OUR BUSINESS.

Business Risks:

Risks Associated with Our Company.

We have a limited history of operations which makes it difficult to evaluate the investment merits of our Company.

If we do not obtain additional financing, our business will fail because we will be unable to fund even the administration of our minimal operations.

In order for the Company to continue we need to obtain additional financing. As of December 31, 2019, we had cash in the amount of $65,186.

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

During 2017 and 2018, the Company continued to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2019, the Company generated revenues of $27,988 (2018 - $46,840) from oil and gas business by having ownership of 50% of working interest through operations in Alberta, after purchasing oil well property on December 1, 2015. In addition, the Company generated revenues of $212,095 (2018 - $132,001) from consulting services in the resource sector.

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

A. Operating Results

Year comparison between 2019 and 2018

The Company had net loss of $86,161 for the year ended December 31, 2019 compared to net loss of $328,497 in 2018. In 2019, the Company generated revenues of $209,498 compared to $141,933 in 2018. During 2019, the Company increased the revenues, and decreased the expenses, which led the company to have a lower net loss compared to 2018.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2019 in the amount of $65,186 (2018 - $36,629). During the year ended December 31, 2019 the Company had positive operating cash flow of $41,484 compared to negative operating cash flow of $54,020 in the previous year. In 2019, the Company earned $212,095 in consulting fees (2018 - $132,001) primarily by introducing various business opportunities for Korean companies to invest in natural resources projects and a potential uranium supply (exploration stage) to a Korean market. During the year ended December 31, 2019 the Company had $(247,531) cash flow from financing activities. In the comparable period, the Company had positive cash flow from financing activities resulting from proceeds from loan payable of $581,011.

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2019 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Kbridge Energy Corp.:

Name of Officer	Age	Office
Jai Woo Lee	69

Chief Executive Officer, Chief Financial Officer, and Chairman of the Board

Resigned as President June 15, 2009

Appointed Chairman February 24, 2010

Appointed President December 30, 2010

Resigned as President December 1, 2011

Appointed as Director on incorporation

Piers VanZiffle	72	President and Director Appointed Director March 23, 2018 Appointed President March 23, 2018

The following summary outlines the professional background of the directors and executive officers of the Company.

Jai Woo Lee: Mr. Lee founded the Company to focus on the development and commercialization of new technologies, and the identification and evaluation of commercially viable products and ventures. Mr. Lee studied at Seoul National University, in Seoul, Korea. He moved from Korea to Canada in the 1970's to establish his export business of live cattle and beef, and his private company became a successful exporter of Canadian products to Korea.

Piers VanZiffle: Mr. VanZiffle is an experienced Comptroller with over 40 years’ experience in finance and accounting with both private and public companies, having been a member of the Canadian Institute of Chartered Accountants from 1977 to 1990, and has practiced accounting as a self-employed sub-contractor to many companies to date.

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

B. Compensation

Executive Compensation

During the year ended December 31, 2019, the Company incurred management fees of $Nil (2018 - $8,796; 2017 - $nil) to the Director of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2019, 2018, and 2017 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2019, 2018, and 2017.

Compensation of Directors

During the years 2019, 2018, and 2017, there was $nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2019 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,120,000	42.14%
Piers VanZiffle	50,000	0.003
Directors and Officers as a Group	6,170,000	42.143%

Notes:

(1)Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2012, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)Percentages are based on 14,522,727 shares of common stock issued and outstanding as of December 31, 2019 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2019 by each person known to us to own beneficially more than five percent (5%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship
Jai Woo Lee	6,120,000	42.14	Korea
Yun Kwan Choi	2,000,000	13.77	Korea
Kwon Jung Soo	2,000,000	13.77	Korea

Notes:

(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2012 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2019 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last five years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2019(1)(2)	2018(1)(2)	2017(1)(2)	2016(1)(2)	2015(1)(2)
Jai Woo Lee	42.14	45.10	46.97	46.97	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CDS & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

Notes:

(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)Percentages are based on: 14,522,727 common shares issued and outstanding as of December 31, 2019, 2018, 2017, 2016 and 2015.

(3)Includes 156,214 common shares of the Company held by Penn Capital Canada Ltd., a private company controlled by Hye Kyung Lee.

(4)Ms. Lee changed her last name in 2007 from Kim to Lee.

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at December 31, 2019:

Location	Number of registered shareholders	Number of shares
Canada	39	242,214
United States	2	8,000
Cede & Co	1	2,221,033
Other	17	12,051,480
Total	59	14,522,727

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which, through their operation at a subsequent date, may result in a change in control of the Company.

B. Related Party Transactions

During the fiscal years ended December 31, 2019 and 2018 the following amounts were incurred by us under related party transactions:

As at December 31, 2019, the Company owed $904,827 (2018 - $ 1,100,959) to the Chief Executive Officer of the Company and $16,207 (2018 - $Nil) to the President, and a company controlled by the President, which is non-interest bearing, unsecured, and due on demand.

During the year ended December 31, 2019, the Company earned $211,414 (2018 - $131, 171) in consulting revenues from a company controlled by the CEO of the Company.

During the year ended December 31, 2019, the Company paid $9,044 (2018 - $8,796) in consulting fees to the President of the Company.

As at December 31, 2019 and 2018, the Company had an equity investment in a company related to the CEO. During the year ended December 31, 2019, the Company invested an additional $6,608 (2018 - $256,560) in this company.

As at December 31, 2019, the Company has loan receivable of $23,588 (2018 - $Nil) from a company controlled by the President of the Company.

During the year ended December 31, 2018, the Company wrote off a loan receivable totaling $111,652 from a company related to the President of the Company.

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following consolidated financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2019 and for the year then ended:

•Balance sheets;

•Statements of loss and comprehensive loss;

•Statements of stockholders' deficit;

•Statements of cash flows; and

•Notes to the financial statements.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to its knowledge, no material legal proceedings involving is to be initiated against the Company.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2019 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted by FINRA on the OTCBB under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTCBB for the past five years:

Year Ended		High		Low
December 31, 2015	US$	0.03	US$	0.0021
December 31, 2016	US$	0.00	US$	0.0011
December 31, 2017	US$	0.29	US$	0.0011
December 31, 2018	US$	0.05	US$	0.0021
December 31, 2019	US$	0.14	US$	0.0010

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

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2019 and June 15, 2020, the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2019, 2018 and 2017.

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

I. Subsidiary Information

As at December 31, 2019, the Company has one wholly owned subsidiary company.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018 and 2019 was: 1.32%, 2.35%, 2.30%, 0.83%, 1.24%, 1.47%, 1.61%, 1.50%, 1.61%, 2.30% and respectively.

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

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

•Certain entity level controls establishing a “tone at the top” were considered material weaknesses. The Company does not have an audit committee. The Company does not have any independent directors and thus no independent directors to sit on the audit committee if there was one.

•The Company has not formally adopted internal controls surrounding its cash and financial reporting procedures including the absence of sufficient management review controls and separation of duties.

•The lack of independent directors exercising an oversight role increases the risk of management override.

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Dale Matheson Carr-Hilton Labonte Chartered Professional Accountants LLP, served as our independent public accountants and auditor for the fiscal years ended December 31, 2019 and 2018 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

		2019		2018
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	Cdn$	21,000	Cdn$	16,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	nil	$	Nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	nil	$	Nil
All other fees - other services provided by our principal accountants.(4)	$	nil	$	Nil
Total fees paid or accrued to our principal accountants	Cdn$	21,000	Cdn$	16,000

Notes:

(1)Audit Fees: This category consists of fees billed/billable form the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory accounting matters that arose during, or as a result of, the audit, or of the review of the interim financial statements.

(2)Audit-Related Fees: Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements in each fiscal year reported on and that are not reported as audit fees.

(3)Tax Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning. This category generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4)All Other Fees: During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under notes (1) through (3).

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

ITEM 16E - Purchases of Equity Securities by the Issuers and Affiliated Purchasers

Not applicable.

PART III

ITEM 17 - Financial Statements

KBRIDGE ENERGY CORP.

Consolidated Financial statements

December 31, 2019

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kbridge Energy Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of KBridge Energy Corp. (the “Company”) as of December 31, 2019, and the related consolidated statement of loss and comprehensive loss, stockholders’ deficit, and cash flows for the year then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Kbridge Energy Corp. will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, and has incurred significant operating losses and negative cash flows from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BUCKLEY DODDS LLP

Vancouver, Canada

June 15, 2020

We have served as the Company’s auditor since 2020.

KBRIDGE ENERGY CORP.

Consolidated balance sheets

(Expressed in U.S. Dollars)

	December 31, 2019 $	December 31, 2018 $

ASSETS

Current assets
Cash	65,186	36,629
Marketable securities (Note 3)	30,792	4,701
Accounts receivable (Note 8)	14,516	27,621
Loan receivable (Note 4 and 8)	23,588	249,864
	134,082	318,815
Equity Investment (Notes 8 and 11)	27,034	133,397
Oil and gas property (Note 5)	23,291	40,500
Total assets	184,407	492,712

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities (Note 6)	45,522	80,670
Loan payable (Note 7)	172,842	164,556
Due to related party (Note 8)	921,034	1,100,959
	1,139,398	1,346,185

Asset retirement obligation (Note 10)	4,042	3,848
Total liabilities	1,143,440	1,350,033

Stockholders’ deficit
Common stock Authorized: unlimited common shares without par value Issued and outstanding common shares: 14,522,727 (2018: 14,522,727)	2,358,954	2,358,954
Additional paid-in capital	9,527	9,527
Accumulated other comprehensive loss	(50,653)	(35,102)
Deficit	(3,276,861)	(3,190,700)
Total stockholders’ deficit	(959,033)	(857,321)
Total liabilities and stockholders’ deficit	184,407	492,712

Nature of operations and continuance of business (Note 1)

See accompanying notes to these consolidated financial statements

KBRIDGE ENERGY CORP.

Consolidated statements of loss and comprehensive loss

(Expressed in U.S. dollars)

	Year ended December 31, 2019	Year ended December 31, 2018

Oil and Gas
Revenue (Notes 9)	$27,988	$46,840
Direct operating costs	(10,238)	(14,777)
Depletion (Note 5)	(18,841)	(19,295)
Royalties	(1,506)	(2,836)
Gross profit	(2,597)	9,932
Consulting (Notes 8 and 9)	212,095	132,001
	209,498	141,933

Operating expenses
Administration fees	26,229	27,882
Advertising	29,461	48,797
Consulting fees (Note 8)	29,541	99,366
Foreign exchange (gain) loss	7,934	(29,184)
Office and miscellaneous	5,616	3,628
Professional fees	23,362	19,044
Salaries and benefits	27,418	31,345
Travel and promotion	68,085	30,226

Total operating expenses	217,646	231,104

Income (loss) before other items	(8,148)	(89,171)

Other items
Interest income (Note 4)	1,544	5,819
Assignment fee	(15,073)	-
Loss on equity investment (Note 11)	(117,318)	(129,675)
Impairment of marketable securities (Note 3)	-	(3,818)
Write off of loan receivable (Note 4)	-	(111,652)
Write off of accounts payable (Note 6)	52,834	-

Net loss for the year	$(86,161)	$(328,497)

Other comprehensive income (loss)
Unrealized gain on marketable securities (Note 3)	26,091	-
Effect on translating foreign operation	(41,642)	59,165

Total comprehensive loss	$(101,712)	$(269,332)

Earnings (loss) per share, basic and diluted	$(0.01)	$(0.02)

Weighted average number of shares outstanding	14,522,727	14,522,727

See accompanying notes to these consolidated financial statements

KBRIDGE ENERGY CORP.

Consolidated statements of stockholders’ deficit

(Expressed in U.S. dollars)

	Common stock
	Number	Amount ($)	Additional paid-in capital $	Accumulated other comprehensive loss $	Deficit $	Total ($)

Balance, December 31, 2017	14,522,727	2,358,954	9,527	(94,267)	(2,862,203)	(587,989)

Unrealized foreign exchange translation gain	-	-	-	59,165	-	59,165
Net loss for the year	-	-	-	-	(328,497)	(328,497)

Balance, December 31, 2018	14,522,727	2,358,954	9,527	(35,102)	(3,190,700)	(857,321)

Net loss for the year	-	-	-	-	(86,161)	(86,161)
Unrealized gain on marketable securities	-	-	-	26,091	-	26,091
Unrealized foreign exchange translation gain	-	-	-	(41,642)	-	(41,642)

Balance, December 31, 2019	14,522,727	2,358,954	9,527	(50,653)	(3,276,861)	(959,033)

See accompanying notes to these consolidated financial statements

KBRIDGE ENERGY CORP.

Consolidated statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2019 $	Year ended December 31, 2018 $

Operating activities
Net loss for the year	(86,161)	(328,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of marketable securities	-	3,818
Depletion	18,841	19,295
Accrued interest	(1,544)	(5,819)
Foreign exchange	-	24,733
Loss on equity investment	117,318	129,675
Write off of loan receivable	-	111,652
Write off of accounts payable	(52,834)	-
Assignment fee	15,073	-
Changes in operating assets and liabilities:
Accounts receivable	13,105	(1,315)
Accounts payable and accrued liabilities	17,685	(7,562)
Net cash provided by operating activities	41,484	(54,020)

Investing activities
Loan receivable given to related parties	(33,555)	(209,938)
Loan repayment received from related parties	261,647	61,625
Proceeds received from loan	-	36,652
Repayment of loans	-	(161,267)
Equity Investment	-	(256,560)
Net cash used in investing activities	228,092	(529,488)

Financing activities
Advances from related parties	72,581	581,011
Repayment of advances from related parties	(320,112)	-
Net cash provided by financing activities	(247,531)	581,011

Effect of foreign exchange	6,512	3,958

Increase in cash	28,557	1,461
Cash, beginning of year	36,629	35,168
Cash, end of year	65,186	36,629

Supplemental Disclosures:
Income taxes paid	-	-
Interest paid	-	-

Non-cash investing and financing activities:
Increase in equity investment	6,608	-
Unrealized gain on marketable securities	26,091	-

See accompanying notes to these consolidated financial statements

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2019

(Expressed in U.S. dollars)

1. Nature of Operations and Continuance of Business

Kbridge Energy Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2002. The Company is an oil and gas producing company with operations in Alberta Canada and it also provides consulting services to the resource sector.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2019, the Company has a working capital deficit of $1,005,316 and has an accumulated deficit of $3,276,861 since inception. In addition, there is uncertainty as to the likely effects of the novel coronavirus (“COVID-19”) outbreak which may, among other things, impact the Company’s operations and ability to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management intends to obtain additional funding by borrowing from its directors and third parties.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States (“US GAAP”) and are expressed in U.S. dollars.

(b) Principals of Consolidation

The consolidated financial statements include the accounts of the Company’s wholly owned Canadian subsidiary Futura Kbridge SPA Inc. On consolidation, all intercompany balances and transactions are eliminated.

(c) Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to the impairment of marketable securities, allowance for doubtful accounts, useful life of oil and gas properties, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(d) Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

(e) Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services and the sale of oil and gas. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2019 and 2018, the Company has no allowance for doubtful accounts.

(f) Revenue Recognition

The Company derives revenue primarily by providing consulting services and the sale of oil and gas. In accordance with Accounting Standard Codification (“ASC”) 606, “Revenue Recognition”, revenue is recognized when persuasive evidence of an arrangement exists, the services have been rendered and the goods have been delivered, the amount is fixed and determinable, and collection is reasonably assured. Customer advances are deferred and recognized as revenue when the Company has completed all of its performance obligations relating to the consulting services.

(g) Equity Method Investment

The Company accounts for its investment in associated companies in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 323, Investments - Equity Method and Joint Ventures (“ASC 323”). In accordance with ASC 323, associated companies are accounted for as equity method investments. Results of associate companies are presented on a one-line basis. Investments in, and advances to, associated companies are presented on a one-line basis in the caption “Equity Investment” in the Company’s consolidated balance sheets, net of allowance for losses, which represents the Company’s best estimate of probable losses inherent in such assets. The Company’s proportionate share of any associated companies’ net income or loss is presented on a one-line basis in the caption “Gain (loss) on equity investment” in the Company’s consolidated statement of comprehensive income (loss). Transactions between the Company and any associated companies are eliminated on a basis proportional to the Company’s ownership interest.

(h) Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Accounting for Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company files income tax returns in Canada. The Company may be subject to a reassessment of income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

As of December 31, 2019 and 2018, the Company did not have any amounts recorded pertaining to uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2019 and 2018, there were no charges for interest or penalties.

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

On consolidation the Company translates assets and liabilities of the parent company to U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date, and translates revenues and expenses using average exchange rates during the period. Gains and losses arising on translation of foreign currency denominated transactions or balances are included in the other comprehensive income/loss.

(k) Comprehensive Income/Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2019, the Company has included the effect on translation of foreign operation in comprehensive income/loss.

(l) Financial Instruments

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

Level 1Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

2. Summary of Significant Accounting Policies (continued)

(l) Financial Instruments (continued)

The Company’s financial instruments consist of cash, marketable securities, accounts receivable, loan receivable, accounts payable, loan payable, and amounts due to a related party. Pursuant to ASC 820, the fair value of cash and marketable securities are determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

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

(o) Earnings (Loss) per Share

The Company computes earnings (loss) per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the statement of loss and comprehensive loss. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

(p) Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(q) Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3. Marketable Securities

	2018 Fair value $	Additions $	Disposals $	Impairment $	Unrealized gain $	2019 Fair value $

Marketable securities	4,701	-	-	-	26,091	30,792

	2017 Fair value $	Additions $	Disposals $	Impairment $	Unrealized gain $	2018 Fair value $

Marketable securities	8,519	308,714	(308,714)	(3,818)	-	4,701

During the year ended December 31, 2018, the Company purchased marketable securities with a fair value of $382,033 (CAD$495,000) for $308,714 (CAD$400,000) from an arm’s length party, resulting in a gain of $73,320 (CAD$95,000). The purchase was paid by the arm’s length party as the purpose of the transaction was to assist the arm’s length to dispose of the shares. These shares were later sold for $495,165, resulting in a again of $113,131 (CAD$146,584). The gain belongs to the arm’s length party and therefore was recorded as a payable to the CEO of the Company.

4. Loan Receivable

During the year ended December 31, 2017, the Company entered into a finance agreement with Futura Kbridge SpA (“FKS”), whereby the Company financed $220,000 with interest of 2% per annum, to acquire a solar power project (“Ariztia”). The principal amount was to be paid by December 31, 2019. As at December 31, 2019, the loan and accrued interest has been repaid.

During the year ended December 31, 2018, the Company entered into a finance agreement with FKS, whereby the Company financed $73,000 with interest of 2% per annum, to acquire a solar power project (“Guanare”). The principal amount was payable by December 31, 2019. As at December 31, 2019, the loan and accrued interest has been repaid. During the year ended December 31, 2019, the Company recorded interest income of $1,544 in relation to this loan.

During the year ended December 31, 2018, the Company advanced $136,938 (CAD$177,000) to a related party, Columbia Capital Inc., which was non-interest bearing, unsecured and due on demand. As at December 31, 2018, $11,625 (CAD$15,000) has been repaid. A loan payable balance that was due at December 31, 2017 totaling $14,109 was used to offset the loan receivable. As at December 31, 2018, the Company wrote off the loan receivable totaling $111,652 due to uncertainty in collection.

During the year ended December 31, 2019, the Company advanced $33,555 (CAD$43,936) to a related party, Columbia Capital Inc., which is non-interest bearing, unsecured and due on demand. As at December 31, 2019, $10,240 (CAD$13,300) has been repaid.

	2019 $	2018 $
Opening balance	249,864	220,380
Transferred from loan payable	-	(14,109)
Addition	33,555	209,938
Repayment	(261,647)	(61,625)
Interest	1,544	5,819
Write off	-	(111,652)
Foreign exchange	272	1,113
	23,588	249,864

5. Oil and Gas Property

During the year ended December 31, 2015, the Company purchased a 50% interest in an oil and gas well in Alberta, Canada for $90,318 (CAD$125,000). At December 31, 2019, the Company has no determined reserve in the well. Management estimated the useful life of the well was five years. During the year ended December 31, 2019, the Company recorded depletion of $18,841 (CAD$25,000) (2018 - $19,295 (CAD$25,000)).

	2019 $	2018 $
Opening balance	40,500	63,970
Depletion	(18,841)	(19,295)
Foreign exchange	1,632	(4,175)
	23,291	40,500

6. Accounts Payable and Accrued Liabilities

	2019 $	2018 $
Trade payables	24,804	57,604
GST payable	1,479	1,079
Accrued liabilities	19,239	21,987
	45,522	80,670

During the year ended December 31, 2019, the Company wrote off $52,834 (CAD$70,103) of accounts payable due to the Company’s assessment of the extinguishment of the contractual obligation.

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

As at December 31, 2019, the Company owed $172,842 (CAD$224,487) (2018 - $164,556 (CAD$224,487)) to an unrelated party, which is non-interest bearing, unsecured, and due on demand.

8. Related Party Transactions

(a)As at December 31, 2019, the Company owed $904,827 (2018 - $1,100,959) to the Chief Executive Officer (“CEO”) of the Company, and $16,207 (2018 - $Nil) to the President, and a company controlled by the President, which is non-interest bearing, unsecured, and due on demand.

(b)During the year ended December 31, 2019, the Company earned $211,414 (2018 - $131,171) in consulting revenues from companies that are controlled by the CEO of the Company.

(c)During the year ended December 31, 2019, the Company invested $9,044 (2018 - $8,796) in consulting fees to the President of the Company.

(d)As at December 31, 2019 and 2018, the Company had an equity investment in a company related to the CEO. During the year ended December 31, 2019, the Company invested an additional $6,608 (2018 - $256,560 (CAD$350,000)) in this company. During the year ended December 31, 2019, the value of the investment was reduced to $27,034 (2018 - $133,397) (Note 11).

(e)As at December 31, 2018, the Company wrote off a loan receivable totaling $111,652 from a Company related to the President of the Company (Note 4).

9. Concentrations

During the year ended December 31, 2019, the Company’s generated 100% of its revenues from three customers (2018 - 100% with three customers). As at December 31, 2019, the Company had 100% of its accounts receivable with three customers (2018 - 100% with three customers).

10. Asset Retirement Obligation

Laws and regulations concerning environmental protection affect the Company’s oil and gas operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements. The Company’s determination of the environmental rehabilitation provision arising from the property at December 31, 2019 was $4,042 (CAD $5,250) (2018 - $3,848 (CAD$5,250)). This estimate was based upon an undiscounted future costs of $3,724 (CAD$5,000), an annual inflation rate of 2% and risk free rate of 1.7%. The closure and reclamation expenditures are expected to be incurred in 2021.

	2019 $	2018 $
Opening balance	3,848	4,185
Foreign exchange	194	(337)
Ending balance	4,042	3,848

11. Equity Investment

During the year ended December 31, 2018, the Company purchased 56,000 common shares in Kbridge Resources Development (“KRD), a company related to the CEO, representing 28.57% ownership of KRD, for $256,560 (CAD$350,000).

On March 20, 2019, the CEO of the Company sold 38,000 common shares in KRD to the Company for $6,608 (CAD$8,800). The Company’s ownership in KRD increased to 47.96%.

The continuity of the Company’s investment in KRD is as follows:

	2019 $	2018 $
Opening balance	133,397	-
Purchase of equity investment	6,608	256,560
Share of loss of equity investee	(117,318)	(129,675)
Foreign exchange	4,347	6,512
Ending balance	27,034	133,397

As at	2019 $	2018 $

Current assets	140,685	192,806
Non-current assets	1,609,849	1,050,328
Current liabilities	(1,456,912)	(682,782)
Non-current liabilities	(691,934)	(717,473)
Net assets	(398,312)	(157,121)

Year ended	2019 $	2018 $
Revenue	51,480	271,120
Expenses	(295,984)	(724,742)
Loss for the year	(244,504)	(453,622)

12. Income Taxes

The Company has non-capital losses carried forward of $1,275,000 available to offset taxable income in future years which expires beginning in fiscal 2026, and expiring in 2039.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 27% (2018 – 27%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2019 $	2018 $
Loss before income tax	(86,161)	(328,497)
Statutory tax rate	27%	27%
Expected tax expense (recovery)	(23,000)	(88,690)

Permanent differences and other	(50,391)	27,420
Effect of foreign exchange	(15,000)	93,130
Effect of change in tax rate	-	(12,620)
Change in valuation allowance	88,391	(19,240)
Provision for income taxes	-	-

	2019 $	2018 $
Deferred income tax assets (liability)
Non-capital losses carried forward	344,000	255,710
Marketable securities	14,000	19,681
Resource pool	21,000	15,257
Asset retirement obligation	(1,000)	(1,039)
Total gross deferred income tax assets	378,000	289,609
Valuation allowance	(378,000)	(289,609)
Net deferred income tax asset	-	-

11. Subsequent Event

In March 2020, the World Health Organization characterized the COVID-19 virus as a global pandemic. There is significant uncertainty as to the likely effects of this outbreak which may, among other things, impact the Company’s supplies and may negatively impact the capital markets, where the Company has raised equity in the past. At the current time, the Company is unable to quantify the potential impact this pandemic may have on the Company’s future financial statements.

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

June 16, 2020