Form 20-F
period 2020-12-31
KBRIDGE ENERGY CORP.
filed 2021-05-18
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

British Columbia, Canada (A1)

(Jurisdiction of incorporation or organization)

1530 Elizabeth Avenue, Unit 2, Las Vegas, NV 89119 US

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

i

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

Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this Filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2020, 2019, 2018, 2017, and 2016. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Years ended December 31,
	2020	2019	2018	2017	2016
Net income (loss) for the year	10,046	(86,161)	(328,497)	78,424	(40,266)
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	14,522,727
Earnings (loss) per share, basic and diluted	0.00	(0.01)	(0.02)	0.01	(0.00)

	As at December 31,
	2020	2019	2018	2017	2016
Total assets	184,293	184,407	492,712	354,343	113,005
Total Stockholders’ equity (Deficit)	(970,124)	(959,033)	(857,321)	(587,989)	(619,104)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

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

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

Period	Average(1)
2016	$1.3427
2017	$1.2986
2018	$1.2957
2019	$1.3269
2020	$1.3413

(1)Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Rate
Month ended July 31, 2020	$1.3499
Month ended August 31, 2020	$1.3222
Month ended September 30, 2020	$1.3228
Month ended October 31, 2020	$1.3215
Month ended November 30, 2020	$1.3068
Month ended December 31, 2020	$1.2808

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2020, we had cash in the amount of $7,855.

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

We are dependent on the shareholders, directors and management of the Company to implement our business plan and the loss of their services may have a negative effect on our ability to timely and successfully implement our business plan. We do not have employment agreements and we have not obtained key man insurance.

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

Between 2017 and 2020, the Company continued to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2020, the Company generated revenues of $18,553 (2019 - $27,988) from oil and gas business by having ownership of 50% of working interest through operations in Alberta, after purchasing oil well property on December 1, 2015. In addition, the Company generated revenues of $264,352 (2019 - $212,095) from consulting services in the resource sector.

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

A. Operating Results

Year comparison between 2020 and 2019

The Company had net income from operations of $10,046 for the year ended December 31, 2020 compared to net loss of $86,161 in 2019. In 2020, the Company generated revenues of $282,905 compared to $240,083 in 2019. During 2020, the Company increased the revenues, and decreased the expenses, which resulted in net income compared to net loss in 2019.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2020 in the amount of $7,855 (2019 - $65,186). During the year ended December 31, 2020 the Company had positive operating cash flow of $117,941 compared to $41,484 in the previous year. In 2020, the Company earned $264,352 in consulting fees (2019 - $212,095) primarily by introducing various business opportunities for Korean companies to invest in natural resources projects and a potential uranium supply (exploration stage) to a Korean market. During the year ended December 31, 2020, the Company had negative cash flow of $93,611 (2019 - $247,531) from financing activities resulting from repayment of advances to related parties.

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

D. Trend Information

We are not aware as of the filing of this annual report of any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our financial condition.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would require disclosure.

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2020 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Kbridge Energy Corp.:

Name of Officer	Age	Office
Jai Woo Lee	70

Chief Executive Officer, Chief Financial Officer, and Chairman of the Board

Resigned as President June 15, 2009

Appointed Chairman February 24, 2010

Appointed President December 30, 2010

Resigned as President December 1, 2011

Appointed as Director on incorporation

Resigned as Director December 15,2020

Piers VanZiffle	73	President and Director Appointed Director March 23, 2018 Appointed President March 23, 2018

Sean Kim	41	Director Appointed Director December 15, 2020

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

Sean Kim: Mr. Kim has experiences in corporate development, operations, project management and project analysis of private and public companies. Sean began his career as a marketing manager for Top Consulting, Inc, and joined Columbia Capital Inc., in Vancouver in 2011 as a project manager. He holds a Master of Business Administration degree from the New York Institute of technology in Vancouver, BC and a Bachelor of Engineering from the Hanyang University in South Korea.

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

B. Compensation

Executive Compensation

During the year ended December 31, 2020, the Company incurred management fees of $Nil (2019 - $Nil; 2018 - $8,796) to the Directors of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2020, 2019, and 2018 was $Nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2020, 2019, and 2018.

Compensation of Directors

During the years 2020, 2019, and 2018, there was $Nil compensation paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2020 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,120,000	42.14%
Piers VanZiffle	50,000	0.34%
Directors and Officers as a Group	6,170,000	42.143%

Notes:

(1)Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2020, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)Percentages are based on 14,522,727shares of common stock issued and outstanding as of December 31, 2020 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2020 by each person known to us to own beneficially more than ten percent (10%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship
Jai Woo Lee	6,120,000	42.14	Korea
CEDE & Co.	2,221,033	15.29	USA
Yun Kwan Choi	2,000,000	13.77	Korea
Jung Soo Kwon	2,000,000	13.77	Korea

Notes:

(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)Percentages are based on 14,522,727common shares issued and outstanding as of December 31, 2020 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last five years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2020(1)(2)	2019(1)(2)	2018(1)(2)	2017(1)(2)	2016(1)(2)
Jai Woo Lee	42.14	42.14	45.10	46.97	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CEDE & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

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

(2)Percentages are based on: 14,522,727common shares issued and outstanding as of December 31, 2020, 2019, 2018, 2017 and 2016.

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

The following lists the geographical distribution of shareholders at December 31, 2020:

Location	Number of registered shareholders	Number of shares
Canada	39	242,214
United States	2	8,000
Cede & Co	1	2,221,033
Other	17	12,051,480
Total	59	14,522,727

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Change of Control

There are no arrangements for which, through their operation at a subsequent date, may result in a change in control of the Company. Management is contemplating the future acquisition of the 6,120,000 shares of common stock held by Jai Woo Lee.

B. Related Party Transactions

During the fiscal years ended December 31, 2020 and 2019 the following amounts were incurred by us under related party transactions:

As at December 31, 2020, the Company owed $823,132 (2019 - $904,827) to the former Chief Executive Officer of the Company, which is non-interest bearing, unsecured, and due on demand. As at December 31, 2020, the Company owed $17,318 (2019 - $16,207) to the President, and a company controlled by the President, which is non-interest bearing, unsecured, and due on demand.

During the year ended December 31, 2020, the Company earned $246,928 (2019 - $212,095) in consulting revenues from companies related to the former CEO of the Company. As at December 31, 2020, $79,863 (2019 - $8,912) is receivable.

During the year ended December 31, 2020, the Company paid $8,947 (2019 - $9,044) in consulting fees to the President of the Company for services.

As at December 31, 2020 and 2019, the Company had an equity investment in a company related to the former CEO. During the year ended December 31, 2020, the Company did not make any additional investments (2019 - $6,608) in this company. During the year ended December 31, 2020, the value of the investment was reduced to $Nil (2019 - $27,034) (Note 11).

As at December 31, 2020, the Company has a loan receivable of $25,708 (2019 - $23,588) from a company controlled by the former President of the Company. As at December 31, 2020, the Company has a loan receivable of $85,202 (2019 - $Nil) from a company controlled by the President (Note 4).

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

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following consolidated financial statements of the Company have been included in Item 18, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2020 and for the year then ended:

•Balance sheets;

•Statements of loss and comprehensive loss;

•Statements of stockholders' deficit;

•Statements of cash flows; and

•Notes to the financial statements.

Legal Proceedings

As of December 31, 2020, there is one legal claim against the Company relating to a potential breach of consulting agreement and distribution of funds received from consulting services provided. The Company is being sued for alleged damages and all of plaintiff’s allegations have been denied. The amount of alleged damages is undetermined at this time. The Company is not involved in any other litigation or legal proceedings and to its knowledge.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company's affairs since the December 31, 2020 financial statements.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company are quoted on the OTC Markets Pink under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTC Markets Pink for the past five years:

Year Ended		High		Low
December 31, 2016	US$	0.00	US$	0.0011
December 31, 2017	US$	0.29	US$	0.0011
December 31, 2018	US$	0.05	US$	0.0021
December 31, 2019	US$	0.14	US$	0.0010
December 31, 2020	US$	0.0025	US$	0.0025

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

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2020 the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2020, 2019 and 2018.

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

I. Subsidiary Information

As at December 31, 2020, the Company has one wholly owned subsidiary company.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and 2020 was: 1.32%, 2.35%, 2.30%, 0.83%, 1.24%, 1.47%, 1.61%, 1.50%, 1.61%, 2.30%, and 0.72%respectively.

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

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act.  Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Harbourside, CPA, served as our independent public accountants and auditor for the fiscal years ended December 31, 2020 and 2019 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountants:

		2020		2019
Audit fees - auditing of our annual financial statements and preparation of auditors' report.(1)	Cdn$	TBD	Cdn$	21,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	Nil	$	Nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	Nil	$	Nil
All other fees - other services provided by our principal accountants.(4)	$	Nil	$	Nil
Total fees paid or accrued to our principal accountants	Cdn$	25,500	Cdn$	21,000

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

December 31, 2020

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kbridge Energy Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kbridge Energy Corp. and subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of income (loss) and comprehensive loss, stockholders’ deficit, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

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

/s/ Harbourside CPA, LLP

Harbourside CPA, LLP (formerly Buckley Dodds LLP).

Vancouver, Canada

May 17, 2021

We have served as the Company’s auditor since 2019.

KBRIDGE ENERGY CORP.

Consolidated balance sheets

(Expressed in U.S. Dollars)

	As at December 31, 2020	As at December 31, 2019
ASSETS

Current assets
Cash	$7,855	$65,186
Marketable securities (Note 3)	15,274	30,792
Accounts receivable (Note 9)	46,131	14,516
Loan receivable (Notes 4 and 8)	110,910	23,588
	180,170	134,082

Equity investment (Notes 8 and 11)	-	27,034
Oil and gas property (Note 5)	4,123	23,291

Total assets	$184,293	$184,407

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities (Note 6)	$41,640	$45,522
Loan payable (Note 7)	176,312	172,842
Deferred revenue	91,892	-
Due to related parties (Note 8)	840,450	921,034
	1,150,294	1,139,398

Asset retirement obligation (Note 10)	4,123	4,042

Total liabilities	1,154,417	1,143,440

Stockholders’ deficit
Common stock Authorized: unlimited common shares without par value Issued and outstanding: 14,522,727 common shares (2019: 14,522,727 shares)	2,358,954	2,358,954
Additional paid-in capital	9,527	9,527
Accumulated other comprehensive loss	(71,790)	(50,653)
Deficit	(3,266,815)	(3,276,861)

Total stockholders’ deficit	(970,124)	(959,033)

Total liabilities and stockholders’ deficit	$184,293	$184,407

Nature of operations and continuance of business (Note 1)

Legal matter (Note 13)

Subsequent events (Note 14)

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Consolidated statements of income (loss) and comprehensive loss

(Expressed in U.S. dollars)

	Year ended December 31, 2020	Year ended December 31, 2019

Oil and gas revenue (Note 9)	$18,553	$27,988
Direct operating costs	(14,631)	(10,238)
Depletion (Note 5)	(18,639)	(18,841)
Royalties	(979)	(1,506)
	(15,696)	(2,597)

Consulting revenue (Notes 8 and 9)	264,352	212,095
	248,656	209,498

Operating expenses
Administration fees	25,456	26,229
Advertising	13,969	29,461
Consulting fees (Note 8)	100,999	29,541
Foreign exchange loss (gain)	(7,317)	7,934
Office and miscellaneous	6,561	5,616
Professional fees	36,288	23,362
Salaries and benefits	28,873	27,418
Travel and promotion	7,153	68,085
Total operating expenses	211,982	217,646

Income (loss) before other items	36,674	(8,148)

Other items
Interest income (Note 4)	-	1,544
Assignment fee	-	(15,073)
Loss on equity investment (Notes 4 and 11)	(32,861)	(117,318)
Write off of accounts payable (Note 6)	6,233	52,834

Net income (loss) for the year	$10,046	$(86,161)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities (Note 3)	(15,518)	26,091
Effect on translating foreign operation currencies	(5,619)	(41,642)
Total comprehensive loss	$(11,091)	$(101,712)

Income (Loss) per share, basic and diluted	$0.00	$(0.01)

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Consolidated statements of stockholders’ deficit

(Expressed in U.S. dollars)

	Common stock
	Number	Amount $	Additional paid-in capital $	Accumulated other comprehensive loss $	Deficit $	Total $

Balance, December 31, 2018	14,522,727	2,358,954	9,527	(35,102)	(3,190,700)	(857,321)

Net loss for the year	-	-	-	-	(86,161)	(86,161)
Unrealized gain on marketable securities	-	-	-	26,091	-	26,091
Unrealized foreign exchange translation loss	-	-	-	(41,642)	-	(41,642)

Balance, December 31, 2019	14,522,727	2,358,954	9,527	(50,653)	(3,276,861)	(959,033)

Net income for the year	-	-	-	-	10,046	10,046
Unrealized loss on marketable securities	-	-	-	(15,518)	-	(15,518)
Unrealized foreign exchange translation loss	-	-	-	(5,619)	-	(5,619)

Balance, December 31, 2020	14,522,727	2,358,954	9,527	(71,790)	(3,266,815)	(970,124)

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Consolidated statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2020	Year ended December 31, 2019
Operating activities
Net income (loss) for the year	$10,046	$(86,161)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depletion	18,639	18,841
Accrued interest	-	(1,544)
Loss on equity investment	32,861	117,318
Write off of accounts payable	(6,233)	(52,834)
Assignment expenses	-	15,073
Changes in net assets:
Deferred revenue	91,892	-
Accounts receivable	(31,615)	13,106
Accounts payable and accrued liabilities	2,351	17,685
Net cash provided by (used in) operating activities	117,941	41,484

Investing activities
Loan receivable given to related parties	(89,353)	(33,555)
Loan repayment received from related parties	-	261,647
Net cash provided by (used in) investing activities	(89,353)	228,092

Financing activities
Advances from related parties	290,229	72,581
Repayment of advances from related parties	(383,840)	(320,112)
Net cash provided by (used in) financing activities	(93,611)	(247,531)

Effect of foreign exchange	7,692	6,512

Increase (decrease) in cash	(57,331)	28,557

Cash, beginning of year	65,186	36,629
Cash, end of year	$7,855	$65,186

Supplemental Disclosures:
Income taxes paid	-	-
Interest paid	-	-

Non-cash investing and financing activities:
Increase in equity investment	$-	$6,608
Unrealized gain (loss) on marketable securities	$(15,518)	$26,091

(The accompanying notes are an integral part of these consolidated financial statements)

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

1.Nature of Operations and Continuance of Business

Kbridge Energy Corp. (the “Company”) was incorporated under the laws of British Columbia, Canada, on October 23, 2020. The Company has some oil and gas production in Alberta Canada and the Company also provides consulting services to the resource sector.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2020, the Company has a working capital deficit of $970,124 and has an accumulated deficit of $3,266,815 since inception. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material. Management intends to obtain additional funding by borrowing from its directors and third parties.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

2.Summary of Significant Accounting Policies

(a)Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States (“US GAAP”) and are expressed in U.S. dollars.

(b)Principals of Consolidation

The consolidated financial statements include the accounts of the Company’s wholly owned Canadian subsidiary Futura Kbridge SPA Inc. On consolidation, all intercompany balances and transactions are eliminated.

(c)Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to the impairment of marketable securities, allowance for doubtful accounts, useful life of the oil and gas properties, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

2.Summary of Significant Accounting Policies (continued)

(d)Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(e)Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services and the sale of oil and gas. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2020 and 2019, the Company has no allowance for doubtful accounts.

(f)Revenue Recognition

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

(g)Equity Method Investment

The Company accounts for its investment in associated companies in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 323, Investments - Equity Method and Joint Ventures (“ASC 323”). In accordance with ASC 323, associated companies are accounted for as equity method investments. Results of associate companies are presented on a one-line basis. Investments in, and advances to, associated companies are presented on a one-line basis in the caption “Equity investment” in the Company’s consolidated balance sheets, net of allowance for losses, which represents the Company’s best estimate of probable losses inherent in such assets. The Company’s proportionate share of any associated companies’ net income or loss is presented on a one-line basis in the caption “Gain (loss) on equity investment” in the Company’s consolidated statement of comprehensive income/loss. Transactions between the Company and any associated companies are eliminated on a basis proportional to the Company’s ownership interest.

(h)Income Taxes

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

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

2.Summary of Significant Accounting Policies (continued)

(h)Income Taxes (continued)

The Company files income tax returns in Canada. The Company may be subject to a reassessment of income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

As of December 31, 2020 and 2019, the Company did not have any amounts recorded pertaining to uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2020 and 2019, there were no charges for interest or penalties.

(i)Stock-Based Compensation

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

(j)Foreign Currency Translation

The Company changed its functional currency from United States dollars to Canadian dollars on January 1, 2015. The subsidiary’s functional currency is the United States dollar. The reporting currency is the United States dollar. Management has adopted ASC 830, “Foreign Currency Matters”.

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

On consolidation, the Company translates assets and liabilities of the parent company to U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date, and translates revenues and expenses using average exchange rates during the year. Gains and losses arising on translation of foreign currency denominated transactions or balances are included in the other comprehensive income/loss.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

2.Summary of Significant Accounting Policies (continued)

(k)Financial Instruments

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

The Company’s financial instruments consist of cash, marketable securities, accounts receivable, loan receivable, accounts payable, loan payable, and amounts due to related parties. Pursuant to ASC 820, the fair value of cash and marketable securities are determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

(l)Comprehensive Income/Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2020, the Company has included the effect on translation of foreign operation in comprehensive income/loss.

(m)Asset Retirement Obligations

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

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

2.Summary of Significant Accounting Policies (continued)

(n)Oil and Gas Properties

The Company uses the full cost method of accounting for oil and natural gas properties. Under this method, all acquisition, exploration and development costs, including certain payroll, asset retirement costs, other internal costs, and interest incurred for the purpose of finding oil and natural gas reserves, are capitalized.

(o)Earnings (Loss) per Share

The Company computes earnings (loss) per share in accordance with ASC 260, "Earnings per Share". ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the year using the treasury stock method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

(p)Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

(q)Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3.Marketable Securities

	2019 Fair value $	Additions $	Disposals $	Unrealized Gain (Loss) $	2020 Fair value $

Marketable securities	30,792	-	-	(15,518)	15,274

	2018 Fair value $	Additions $	Disposals $	Unrealized Gain $	2019 Fair value $

Marketable securities	4,701	-	-	26,091	30,792

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

4.Loan Receivable

	2020 $	2019 $

Opening balance	23,588	249,864
Addition - cash	89,353	33,555
Loss on equity investment	(5,827)	-
Repayment	-	(261,647)
Interest	-	1,544
Foreign exchange	3,796	272
	110,910	23,588

During the year ended December 31, 2017, the Company entered into a finance agreement with Futura Kbridge SpA (“FKS”), whereby the Company financed $220,000 with interest of 2% per annum, to acquire a solar power project (“Ariztia”). The principal amount was to be paid by December 31, 2019. As at December 31, 2019, the loan and accrued interest has been repaid.

During the year ended December 31, 2018, the Company entered into a finance agreement with FKS, whereby the Company financed $73,000 with interest of 2% per annum, to acquire a solar power project (“Guanare”) The principal amount was payable by December 31, 2019. As at December 31, 2019, the loan and accrued interested has been repaid. During the year ended December 31, 2019, the Company recorded interest income of $1,544 in relation to this loan.

During the year ended December 31, 2019, the Company advanced $33,555 ($43,936 CAD) to a related party, Columbia Capital Inc., which is non-interest bearing, unsecured and due on demand. As of December 31, 2020, the outstanding amount of this loan receivable is $25,708 ($33,342 CAD).

On November 17, 2020, the Company entered into a loan agreement with a related party, Kbrdige Resources Development, whereby the Company loaned $89,353 ($117,000 CAD) at 4.6% interest per annum with the maturity date of November 17, 2021. As at December 31, 2020, the outstanding amount of this loan is $85,202 (2019 - $Nil) net of foreign exchange and loss from equity investment. No amount of interest and principal has been repaid.

5.Oil and Gas Property

During the year ended December 31, 2015, the Company purchased a 50% interest in an oil and gas well in Alberta, Canada for $90,318 (CAD$125,000). At December 31, 2020, the Company has no determined reserve in the well. Management expects the well to close in 2021.

During the year ended December 31, 2020, the Company recorded depletion of $18,639 (CAD$25,000) (2019 - $18,841 (CAD$25,000)).

	2020 $	2019 $

Opening balance	23,291	40,500
Depletion	(18,639)	(18,841)
Foreign exchange	(529)	1,632
	4,123	23,291

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

6.Accounts Payable and Accrued Liabilities

	2020 $	2019 $

Trade payables	18,698	24,804
GST payable	-	1,479
Accrued liabilities	22,942	19,239
	41,640	45,522

During the year ended December 31, 2020, the Company wrote off $6,233 (2019 - $52,834) of accounts payable due to the Company’s assessment of the extinguishment of the contractual obligation.

7.Loan Payable

As at December 31, 2020, the Company owed $176,312 (CAD$224,487) (2019 - $172,842 (CAD$224,487)) to an unrelated party, which is non-interest bearing, unsecured, and due on demand.

8.Related Party Transactions

(a)As at December 31, 2020, the Company owed $823,132 (2019 - $904,827) to the former Chief Executive Officer of the Company, which is non-interest bearing, unsecured, and due on demand. As at December 31, 2020, the Company owed $17,318 (2019 - $16,207) to the President, and a company controlled by the President, which is non-interest bearing, unsecured, and due on demand.

(b)During the year ended December 31, 2020, the Company earned $246,928 (2019 - $212,095) in consulting revenues from companies related to the former CEO of the Company. As at December 31, 2020, $79,863 (2019 - $8,912) is receivable.

(c)During the year ended December 31, 2020, the Company paid $8,947 (2019 - $9,044) in consulting fees to the President of the Company for services.

(d)As at December 31, 2020 and 2019, the Company had an equity investment in a company related to the former CEO. During the year ended December 31, 2020, the Company did not make any additional investments (2019 - $6,608) in this company. During the year ended December 31, 2020, the value of the investment was reduced to $Nil (2019 - $27,034) (Note 11).

(e)As at December 31, 2020, the Company has a loan receivable of $25,708 (2019 - $23,588) from a company controlled by the former President of the Company. As at December 31, 2020, the Company has a loan receivable of $85,202 (2019 - $Nil) from a company controlled by the President (Note 4).

9.Concentrations

During the year ended December 31, 2020, the Company’s generated 100% of its revenues from three customers (2019 - 100% with three customers). As at December 31, 2020, the Company had 100% of its accounts receivable with three customers (2019 - 100% with three customers).

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

10.Asset Retirement Obligation

Laws and regulations concerning environmental protection affect the Company’s oil and gas operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements. The Company’s determination of the environmental rehabilitation provision arising from the property at December 31, 2020 was $4,123 (CAD $5,250) (2019 - $4,042 (CAD$5,250)). This estimate was based upon an undiscounted future cost of $3,724 (CAD$5,000), an annual inflation rate of 2% and risk free rate of 1.7%. The closure and reclamation expenditures are expected to be incurred in 2021.

	2020 $	2019 $

Opening balance	4,042	3,848
Foreign exchange	81	194
Ending balance	4,123	4,042

11.Equity Investment

During the year ended December 31, 2018, the Company purchased 56,000 common shares in Kbridge Resources Development (“KRD”), a company related to the CEO, representing 28.57% ownership of KRD, for $256,560 (CAD350,000).

On March 20, 2019, the CEO of the Company sold 38,000 common shares in KRD to the Company for $6,608 (CAD8,800). The Company’s ownership in KRD increased to 47.96%.

The continuity of the Company’s investment in KRD is as follows:

Purchase of equity investment	$256,560
Share of loss of equity investee	(229,526)

Balance at December 31, 2019	$27,034
Share of loss of equity investee	(27,034)
Balance at December 31, 2020	$-

Summary financial information of KRD on a gross basis for the year ended December 31, 2020 and 2019 is as follows:

As at	December 31, 2020	December 31, 2019
Current assets	$290,130	$140,685
Non-current assets	828,754	1,609,849
Current liabilities	(832,521)	(1,456,912)
Non-current liabilities	(597,103)	(691,934)
Net assets	$(310,739)	$(398,312)

Year ended	December 31, 2020	December 31, 2019
Revenue	$972,776	$51,480
Expenses	(869,590)	(295,984)
Income (loss) for the year	$103,186	$(244,504)

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2020

(Expressed in U.S. dollars)

12.Income Taxes

The Company has non-capital losses carried forward of approximately $1,300,000 available to offset taxable income in future years which expires beginning in fiscal 2026, and expiring in 2040.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 27% (2019 - 27%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2020 $	2019 $
Income (loss) before income tax	10,046	(86,161)
Statutory tax rate	27%	27%
Expected tax expense (recovery)	3,000	(23,000)

Permanent differences and other	(10,000)	(50,391)
Effect of foreign exchange	(8,000)	(15,000)
Effect of change in tax rate	-	-
Change in valuation allowance	15,000	88,391
Provision for income taxes	-	-

The significant components of deferred income tax assets and liabilities at December 31, 2020 and 2019, are as follows:

	2020 $	2019 $
Deferred income tax assets (liability)
Non-capital losses carried forward	351,000	344,000
Marketable securities	16,000	14,000
Resource pool	27,000	21,000
Asset retirement obligation	(1,000)	(1,000)
Total gross deferred income tax assets	393,000	378,000
Valuation allowance	(393,000)	(378,000)
Net deferred income tax asset	-	-

13.Legal Matter

As of December 31, 2020, there is one legal claim against the Company relating to a potential breach of consulting agreement and distribution of funds received from consulting services provided. The Company is being sued for alleged damages. The Company has denied the plaintiff’s allegations. The amount of alleged damages is undetermined at this time.

14.Subsequent Events

On March 12, 2021, the Company entered into an indefinite consulting agreement with Kbridge Resources Development Corporation. Under the agreement, the Company will receive KRW12,000,000 (approximately US$11,000 using the December 31, 2020 exchange rate) per month beginning, March 12, 2021, for consulting services.

On April 20, 2021, the Company entered into a loan agreement to lend up to $50,000 to Kbridge Resources Development Corporation. This loan accrues interest at 4.6% per annum and matures on April 20, 2022. Interest accrued and principal amount of the loan are repayable on maturity.

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

May 18, 2021