Form 20-F
period 2021-12-31
KBRIDGE ENERGY CORP.
filed 2022-09-02
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Yes ☐    No ☒

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

Item 17 ☐  Item 18 ☐

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

ITEM 3 - Key Information

A. Selected Financial Data

The following tables set forth the data of our fiscal years ended December 31, 2021, 2020, 2019, 2018, and 2017. We derived all figures from our financial statements as prepared by our management, approved by our Board of Directors (who act as our audit committee) and audited by our auditors. This information should be read in conjunction with our financial statements including the notes thereto, and “Item 5 - Operating and Financial Review and Prospects” included in this annual report. Our financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.

	Years ended December 31,
	2021	2020	2019	2018	2017
Net income (loss) for the year	559,039	10,046	(86,161)	(328,497)	78,424
Weighted average number of shares outstanding	14,522,727	14,522,727	14,522,727	14,522,727	14,522,727
Earnings (loss) per share, basic and diluted	0.04	0.00	(0.01)	(0.02)	0.01

	As at December 31,
	2021	2020	2019	2018	2017
Total assets	639,790	184,293	184,407	492,712	354,343
Total Stockholders’ equity (Deficit)	(86,446)	(970,124)	(959,033)	(857,321)	(587,989)
Common stock	2,358,954	2,358,954	2,358,954	2,358,954	2,358,954

KBridge Energy Corp. or “KBridge” or the “Company” undertakes certain transactions in Canadian (“Cdn”) dollars and records and reports its operations in US dollars. Fluctuations in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and distributed in respect of cash dividends paid out or other distributions paid in Cdn dollars by us. The Company has never paid out a dividend to its shareholders.

The following table sets forth foreign exchange rates for the periods and dates indicated based on the noon buying rate for CDN$. No representation is made that the CDN dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

Period	Average(1)
2017	$1.2986
2018	$1.2957
2019	$1.3269
2020	$1.3413
2021	$1.2535

(1)Note: the average for the year of the noon buying rates on the last date of each month (or a portion thereof) during the period.

FOR EACH OF THE PAST SIX MONTHS (CDN$ PER US$1.00)

Period	Rate
Month ended July 31, 2021	$1.2529
Month ended August 31, 2021	$1.2603
Month ended September 30, 2021	$1.2671
Month ended October 31, 2021	$1.2437
Month ended November 30, 2021	$1.2570
Month ended December 31, 2021	$1.2794

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

In order for the Company to continue we need to obtain additional financing. As of December 31, 2021, we had cash in the amount of $46,609.

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

Between 2017 and 2020, the Company continued to seek out both suitable energy resource opportunities and investor/customers with the objective of matching the investor/customers’ funds with the resource assets. During the year ended December 31, 2021, the Company generated gross revenues of $26,187 (2020 - $18,553) from oil and gas business by having ownership of 50% of working interest through operations in Alberta, after purchasing oil well property on December 1, 2015. In addition during the year ended December 31, 2021 the Company generated gross revenues of $689,279 (2020 - $264,352) from consulting services in the resource sector.

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

C. Organizational Structure

KBridge is the parent company of its subsidiary company, Futura Kbridge SPA Inc. which is inactive and without assets or liabilities.

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

A. Operating Results

Year comparison between 2021 and 2020

The Company had net income from operations of $559,039 for the year ended December 31, 2021 compared to net income of $10,046 in 2020. In 2021, the Company generated net revenues of $680,105 compared to $248,656 in 2020. During 2021, the Company increased corporate revenues by servicing two new clients resulting in the increase in net income compared to net income in 2020 and prior years. There is no assurance that the Company will consistently service new clients in the following years.

B. Liquidity and Capital Resources

Our sources of liquidity are expected to be cash generated from operating activities and equity financing. The Company had cash on hand as at December 31, 2021 in the amount of $46,609 (2020 - $7,855). During the year ended December 31, 2021 the Company had positive operating cash flow of $351,969 compared to $117,941 in the previous year. During the year ended December 31, 2021, the Company reduced loans payable to related parties by $384,673   (2020 - reduced by $93,611).

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

F. Tabular Disclosure of Contractual Obligations

During the year ended December 31, 2021 the Company was not party to any contractually obligated payments.

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

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, age, and position of each Director and Executive Officer of Kbridge Energy Corp.:

Name of Officer	Age	Office
Jai Woo Lee	71

Chairman of the Board

Resigned as President June 15, 2009

Appointed Chairman February 24, 2010

Appointed President December 30, 2010

Resigned as President December 1, 2011

Appointed as Director on incorporation

Resigned as Director December 15,2020

Piers VanZiffle	74	President and Director Appointed Director March 23, 2018 Appointed President March 23, 2018

Sean Kim	42	Director Appointed Director December 15, 2020

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

B. Compensation

Executive Compensation

During the year ended December 31, 2021, the Company incurred management fees of $0.0 (2020 - $0.00) to the Directors of the Company for management services rendered.

The amount of retirement and severance benefits accrued for our executive officers and directors in 2021, 2020, and 2019 was $Nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2021, 2020, or 2019.

Compensation of Directors

During the year 2021 there was $9,573 ($12,000cdn) in compensation paid to directors for their services as directors. During the year 2020 $8,974 ($12,000cdn) was paid to directors for their services as directors.

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

E. Share Ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2021 of: (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Director or Officer	Number of Common Shares Owned(1)	Percentage of Outstanding (%)(1)(2)
Jai Woo Lee	6,120,000	42.14%
Piers VanZiffle	50,000	0.34%
Directors and Officers as a Group	6,170,000	42.143%

Notes:

(1)Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of December 31, 2021, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)Percentages are based on 14,522,727shares of common stock issued and outstanding as of December 31, 2021 unless otherwise noted.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

Table of Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2021 by each person known to us to own beneficially more than ten percent (10%) of our shares.

Identity of Person or Group(1)	Total shares beneficially owned	Percentage of total shares issued and outstanding(1)(2)	Citizenship
Jai Woo Lee	6,120,000	42.14	Korea
CEDE & Co.	2,221,033	15.29	USA
Yun Kwan Choi	2,000,000	13.77	Korea
Jung Soo Kwon	2,000,000	13.77	Korea

Notes:

(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)Percentages are based on 14,522,727 common shares issued and outstanding as of December 31, 2021 unless otherwise noted.

Changes in Ownership Percentage

The following table shows changes over the last five years in the percentage of the issued share capital for the Group held by major shareholders, either directly or by virtue of ownership of our common shares at December 31 of each year.

Identity of Person or Group(1)	2021(1)(2)	2020(1)(2)	2019(1)(2)	2018(1)(2)	2017(1)(2)
Jai Woo Lee	42.14	42.14	42.14	45.10	46.97
Hye Kyung Lee(3)(4)	1.08	1.08	1.08	1.08	1.08
Sun Joo Choi	2.75	2.75	2.75	2.75	2.75
CEDE & Co.	15.29	15.29	15.29	15.29	15.29
Yun Kwan Choi	13.77	13.77	13.77	13.77	13.77
Kwon Jung Soo	13.77	13.77	13.77	13.77	13.77

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

(2)Percentages are based on: 14,522,727common shares issued and outstanding as of December 31, 2021, 2020, 2019, 2018 and 2017.

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

The following lists the geographical distribution of shareholders at December 31, 2021:

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

B. Related Party Transactions

During the fiscal years ended December 31, 2021 and 2020 the following amounts were incurred by us under related party transactions:

(a)As at December 31, 2021, the Company owed $441,570 (2020 - $823,132) to the former Chief Executive Officer of the Company, which is non-interest bearing, unsecured, and due on demand.  In addition, included in accounts payable as at December 31, 2021 is $4,216 (December 31, 2020 - $nil) owing to this former Chief Executive Officer.

(b)As at December 31, 2021, the Company owed $nil (2020 - $17,318) to the President, and a company controlled by the President, which was non-interest bearing, unsecured, and due on demand.

(c)During the year ended December 31, 2021, the Company earned $218,905 (2020 - $264,352) in consulting revenues from companies related to the former CEO of the Company. As at December 31, 2021, $92,951 (2020 - $46,131) is receivable.

(d)During the year ended December 31, 2021, the Company paid $9,573 (2020 - $8,947) in consulting fees to the President of the Company for services.

(e)As at December 31, 2021 and 2020 the Company had an equity investment in a company related to the former CEO.  During the year ended December 31, 2020, the value of the investment was reduced to $Nil.

(f)As at December 31, 2021, the Company has loans receivable of $75,775 (2020 - $110,910) from a company controlled by the former CEO of the Company, and a company controlled by the President of the Company.

C. Interests of Experts and Counsel

Not required, as this form 20-F filing is made as an annual report.

ITEM 8 - Financial Information

A. Statements and Other Financial Information

Financial Statements

The following consolidated financial statements of the Company have been included in Item 17, as audited by an independent auditor and accompanied by an audit report, as of December 31, 2021 and for the year then ended:

•Balance sheets;

•Statements of loss and comprehensive loss;

•Statements of stockholders’ deficit;

•Statements of cash flows; and

•Notes to the financial statements.

Legal Proceedings

As of December 31, 2021, there is one legal claim against the Company relating to a potential breach of consulting agreement and distribution of funds received from consulting services provided. The Company is being sued for alleged damages and all of plaintiff’s allegations have been denied. The amount of alleged damages is undetermined at this time. The Company is not involved in any other litigation or legal proceedings to its knowledge.

Dividends

The Company has never paid any dividends and does not intend to pay any dividends in the near future.

B. Significant Changes

There has been no significant change in the Company’s affairs since the December 31, 2021 financial statements. There is no certainty that the Company will acquire future contracts to generate sufficient income to support its business.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

The shares of common stock of the Company have been quoted on the OTC Markets Pink under the symbol BMMCF. The following sets forth the high and low closing prices in United States funds of our common shares quoted on the OTC Markets Pink for the past five years:

Year Ended		High		Low
December 31, 2017	US$	0.29	US$	0.0011
December 31, 2018	US$	0.05	US$	0.0021
December 31, 2019	US$	0.14	US$	0.0010
December 31, 2020	US$	0.0025	US$	0.0025
December 31, 2021	US$	0.01	US$	0.0001

The Company is currently restricted from trading its common shares.

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

ITEM 10 - Additional Information

A. Share Capital

The Company’s authorized capital consists of unlimited common shares without par value and unlimited preferred shares without par value. As at December 31, 2021 the Company had 14,522,727 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2021, 2020 or 2019.

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

I. Subsidiary Information

As at December 31, 2021, the Company has one wholly owned subsidiary (inactive) company.

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

Inflation

We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020 and 2021 was: 1.32%, 2.35%, 2.30%, 0.83%, 1.24%, 1.47%, 1.61%, 1.50%, 1.61%, 2.30%, 0.72% and 3.5% respectively.

ITEM 12 - Descriptions of Securities Other than Equity Securities

Not required, as this 20-F filing is made as an annual report.

PART II

ITEM 13 - Defaults, Dividend Arrearages and Delinquencies

The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities. The Company is delinquent in filing its December 31, 2021 form 20 F and is suspended from trading in British Columbia, Canada.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, the Company determined that there were significant deficiencies that constituted material weaknesses, as described below:

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

D. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C - Principal Accountant Fees and Services

Fees and Services

Harbourside, CPA, served as our independent public accountants and auditor for the fiscal years ended December 31, 2021 and 2020 for which audited financial statements appear in this annual report on Form 20-F.

The following is an aggregate of fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountants:

		2021		2020
Audit fees - auditing of our annual financial statements and preparation of auditors’ report.(1)	Cdn$	50,000	Cdn$	25,000
Audit-related fees - review of each of the quarterly financial statements.(2)	$	Nil	$	Nil
Tax fees - preparation and filing of three major tax-related forms.(3)	$	Nil	$	Nil
All other fees - other services provided by our principal accountants.(4)	$	Nil	$	Nil
Total fees paid or accrued to our principal accountants	Cdn$	50,000	Cdn$	25,000

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

December 31, 2021

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kbridge Energy Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kbridge Energy Corp and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, stockholders’ deficit, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Kbridge Energy Corp will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, and has incurred significant operating losses and negative cash flows from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ Harbourside CPA

Vancouver, Canada

PCAOB ID# 6498

August 26, 2022

We have served as the Company’s auditor since 2019.

KBRIDGE ENERGY CORP.

Consolidated balance sheets

(Expressed in U.S. Dollars)

	As at December 31, 2021	As at December 31, 2020
ASSETS

Current assets
Cash	$46,609	$7,855
Marketable securities (Note 3)	424,455	15,274
Accounts receivable (Note 9)	92,951	46,131
Loan receivable from related parties (Notes 4 and 8)	75,775	110,910
	639,790	180,170

Oil and gas property (Note 5)	-	4,123

Total assets	$639,790	$184,293

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities
Accounts payable and accrued liabilities (Note 6)	$103,457	$41,640
Loan payable (Note 7)	177,068	176,312
Deferred revenue	-	91,892
Due to related parties (Note 8)	441,570	840,450
	722,095	1,150,294

Asset retirement obligation (Note 10)	4,141	4,123

Total liabilities	726,236	1,154,417

Stockholders’ deficit
Common stock Authorized: unlimited common shares without par value Issued and outstanding: 14,522,727 common shares (2020: 14,522,727)	2,358,954	2,358,954
Additional paid-in capital	9,527	9,527
Accumulated other comprehensive income (loss)	252,849	(71,790)
Deficit	(2,707,776)	(3,266,815)

Total stockholders’ deficit	(86,446)	(970,124)

Total liabilities and stockholders’ deficit	$639,790	$184,293

Nature of operations and continuance of business (Note 1)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of income (loss) and comprehensive income (loss)

(Expressed in U.S. dollars)

	Year ended December 31, 2021	Year ended December 31, 2020

Oil and gas revenue (loss) (Note 9)	$26,187	$18,553
Direct operating costs	(29,469)	(14,631)
Depletion	(4,188)	(18,639)
Oil and gas royalties	(1,704)	(979)
	(9,174)	(15,696)

Consulting revenue (Notes 8 and 9)	689,279	264,352
	680,105	248,656
Operating expenses
Administration fees	2,180	25,456
Advertising	7,782	13,969
Consulting fees (Note 8)	17,320	100,999
Finders’ fees	100,000	-
Foreign exchange loss (gain)	22,241	(7,317)
Office and miscellaneous	11,806	6,561
Professional fees	88,274	36,288
Salaries and benefits	1,192	28,873
Travel and promotion	4,634	7,153
Total operating expenses	255,429	211,982

Income (loss) before other items	424,676	36,674

Other items
Gain from receipt of shares and options (Notes 3 and 8)	441,882	-
Loss on equity investment (Note 11)	-	(32,861)
Realized gain (loss) on sale of securities (Note 3)	37,484	-
Write off of accounts payable (Note 6)	-	6,233
Impairment of marketable securities (Notes 3 and 8)	(345,003)	-

Net income for the year	559,039	10,046

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	324,442	(15,518)
Effect translating foreign operation currencies	197	(5,619)
Total comprehensive income (loss)	$883,678	$(11,091)

Income (Loss) per share, basic and diluted	$0.04	$0.00

Weighted average number of shares outstanding	14,522,727	14,522,727

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of stockholders’ deficit

(Expressed in U.S. dollars)

	Common stock
	Number	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Deficit	Total
		$	$	$	$	$

Balance, December 31, 2019	14,522,727	2,358,954	9,527	(50,653)	(3,276,861)	(959,033)

Net income for the year	-	-	-	-	10,046	10,046
Unrealized loss on marketable securities	-	-	-	(15,518)	-	(15,518)
Foreign exchange loss	-	-	-	(5,619)	-	(5,619)
Balance, December 31, 2020	14,522,727	2,358,954	9,527	(71,790)	(3,266,815)	(970,124)

Net income for the year	-	-	-	-	559,039	559,039
Unrealized gain on marketable securities	-	-	-	324,442	-	324,442
Foreign exchange gain	-	-	-	197	-	197
Balance, December 31, 2021	14,522,727	2,358,954	9,527	252,849	(2,707,776)	(86,446)

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Consolidated statements of cash flows

(Expressed in U.S. dollars)

	Year ended December 31, 2021	Year ended December 31, 2020

Operating activities
Net income for the year	$559,039	$10,046
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Impairment of marketable securities	345,003	-
Depletion	4,188	18,639
Loss on equity investment	-	32,861
Gain from receipt of marketable securities	(441,882)	-
Realized gain from sale of marketable securities	(37,484)	-
Write off of accounts payable	-	(6,233)
Changes in operating assets and liabilities:
Deferred revenue	(91,892)	91,892
Accounts receivable	(46,820)	(31,615)
Accounts payable and accrued liabilities	61,817	2,351
Net cash provided by operating activities	351,969	117,941

Investing activities
Advance of loans receivable from related parties	(50,000)	(89,353)
Amounts received from related party loans receivable	85,202	-
Sale of marketable securities	49,373	-
Net cash provided by (used in) investing activities	84,575	(89,353)

Financing activities
Advances from related parties	100,384	290,229
Repayment of advances from related parties	(485,057)	(383,840)
Net cash used in financing activities	(384,673)	(93,611)

Effect of unrealized foreign exchange	(13,117)	7,692

Increase (decrease) in cash	38,754	(57,331)

Cash, beginning of year	7,855	65,186
Cash, end of year	$46,609	$7,855

Supplemental Disclosures:
Income taxes paid	$-	$-
Interest paid	$-	$-

(The accompanying notes are an integral part of these consolidated financial statements.)

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

1.Nature of Operations and Continuance of Business

KBridge Energy Corp (the “Company”) was incorporated on October 23, 2002 under the laws of British Columbia, Canada, with the name Penn Biotech Inc. On January 13, 2005, the Company changed its name to United Traffic System Inc. On November 30, 2007 the Company changed its name to Corpus Resources Corporation and on June 23, 2009 changed its name to NeoMedyx Medical Corp. On February 24, 2010 the Company changed its name to Blue Marble Media Corp and subsequently changed its name to KBridge Energy Corp.

The Company has some oil and gas production in Alberta Canada and the Company also provides consulting services to the resource sector, as well as consulting services to companies wishing to list on the public markets.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As at December 31, 2021, the Company has a working capital deficit of $82,305 and has an accumulated deficit of $2,707,776 since inception. In addition, there is uncertainty as to the likely effects of the novel coronavirus (“COVID-19”) outbreak which may, among other things, impact the Company’s operations and ability to raise further financing.

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

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

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

(e)Accounts Receivable

Accounts receivable represents amounts owed from customers for consulting services and the sale of oil and gas. Amounts are presented net of the allowance for doubtful accounts, which represents the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical experience and current economic conditions. The Company reviews the adequacy of its allowance for doubtful account on a regularly basis. As at December 31, 2021 and 2020, the Company has no allowance for doubtful accounts.

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

December 31, 2021

(Expressed in U.S. dollars)

The Company files income tax returns in Canada. The Company may be subject to a reassessment of income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. Tax authorities of Canada have not audited any of the Company’s income tax returns for the open taxation years noted above.

As of December 31, 2021, the Company did not have any amounts recorded pertaining to uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2021 and 2020, there were no charges for interest or penalties.

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

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist of cash, marketable securities, accounts receivable, loans receivable from related parties, accounts payable, loan payable, and amounts due to related parties. Pursuant to ASC 820, the fair value of cash and marketable securities are determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

(l)Comprehensive Income/Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive loss and its components in the consolidated financial statements. As at December 31, 2021, the Company has included the effect on translation of foreign operation in comprehensive income/loss.

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

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

(q)Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3.Marketable Securities

	2020 Fair value	Additions	Proceeds of disposals	Impairment	Realized gains	Unrealized gains (losses)	Foreign exchange	2021 Fair value
	$	$	$	$	$	$	$	$
Common shares - ArcPacific Resources Corp	15,274	-	-	-	-	(7,757)	153	7,670
Common shares - PR Technology Inc.	-	84,498	(49,373)	-	37,484	351,652	(7,476)	416,785
Stock options - PR Technology Inc.	-	357,384	-	(345,003)	-	(19,453)	7,072	-
Total	15,274	441,882	(49,373)	(345,003)	37,484	324,442	251	424,455

	2019 Fair value	Additions	Disposals	Unrealized gains (losses)	2020 Fair value
	$	$	$	$	$
Common shares - ArcPacific Resources Corp	30,792	-	-	(15,518)	15,274

During the year ended December 31, 2021, the Company received common shares and stock options valued at $441,882 in PR Technologies Inc. from a company controlled by the president of the Company, for no consideration. (Note 8).

4.Loans Receivable

	2021	2020
	$	$
Kbridge Resources Development	50,000	85,202
Columbia Capital Inc.	25,775	25,708

Total (Note 8)	75,775	110,910

Kbridge Resource Development

On November 17, 2020, the Company entered into a loan agreement with a related party, Kbridge Resources Development, whereby the Company advanced $89,353 ($117,000 CAD) at 4.6% interest per annum with the maturity date of November 17, 2021. This amount was repaid in full during the year ended December 31, 2021.

During the year ended December 31, 2021, the Company advanced a further $50,000 to Kbridge Resources Development, with a maturity date of April 20, 2022, accruing interest at 4.6% per annum. As at December 31, 2021, the outstanding amount of this loan is $50,000.

Columbia Capital Inc.:

During the year ended December 31, 2019, the Company advanced $10,000 and a further CAD$20,000 to a related party, Columbia Capital Inc., which is non-interest bearing, unsecured and due on demand. As at December 31, 2021, $25,775 (December 30, 2020 - $25,708) of this amount was outstanding. Changes in the amount owing are due to foreign exchange.

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

5.Oil and Gas Property

During the year ended December 31, 2015, the Company purchased a 50% interest in an oil and gas well in Alberta, Canada for $90,318 (CAD$125,000). At December 31, 2019, the Company has no determined reserve in the well. Management estimated the useful life of the well to be five years.

During the year ended December 31, 2021, the Company recorded depletion of $4,188 (December 2020 - $18,639.

	2021	2020
	$	$
Opening balance	4,123	23,291
Depletion	(4,188)	(18,639)
Foreign exchange	65	(529)
	-	4,123

6.Accounts Payable and Accrued Liabilities

	2021	2020
	$	$
Trade payables (Note 8)	35,667	18,698
GST payable	25,425	-
Accrued liabilities	42,365	22,942
	103,457	41,640

During the year ended December 31, 2021, the Company wrote off $nil (2020 - $6,233) of accounts payable due to the Company’s assessment of the extinguishment of the contractual obligation.

7.Loan Payable

As at December 31, 2021, the Company owed $177,068 (2020 - $176,312) to an unrelated party, which is non-interest bearing, unsecured, and due on demand.

8.Related Party Transactions

(a)As at December 31, 2021, the Company owed $441,570 (2020 - $823,132) to the former Chief Executive Officer of the Company, which is non-interest bearing, unsecured, and due on demand.  In addition, included in accounts payable as at December 31, 2021 is $4,216 (December 31, 2020 - $nil) owing to this former Chief Executive Officer.

(b)As at December 31, 2021, the Company owed $nil (2020 - $17,318) to the President, and a company controlled by the President, which was non-interest bearing, unsecured, and due on demand.

(c)During the year ended December 31, 2021, the Company earned $174,635 (2020 - $246,928) in consulting revenues from companies related to the former CEO of the Company. As at December 31, 2021, $2,504 (2020 - $79,863) is receivable.

(d)During the year ended December 31, 2021, the Company paid $9,573 (2020 - $8,947) in consulting fees to the President of the Company for services.

(e)As at December 31, 2021 and 2020 the Company had an equity investment in a company related to the former CEO.  During the year ended December 31, 2020, the value of the investment was reduced to $Nil (Note 11).

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

(f)As at December 31, 2021, the Company has loans receivable of $75,775 (2020 - $110,910) from a company controlled by the former CEO of the Company, and a company controlled by the President of the Company. (Note 4).

9.Concentrations

During the year ended December 31, 2021, the Company generated 85% of its revenues from three customers (2020 - 100% with three customers). As at December 31, 2021, the Company had 100% of its accounts receivable with two customers (2020 - 100% with three customers).

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

The Company’s determination of the environmental rehabilitation provision arising from the property at December 31, 2021 was $4,141 (CAD $5,250) (2020 - $4,123 (CAD$5,250)). This estimate was based upon an undiscounted future cost of $3,724 (CAD$5,000), an annual inflation rate of 2% and risk free rate of 1.7%.

The closure and reclamation expenditures were expected to be incurred in 2021 but have not yet been settled.

	2021	2020
	$	$
Opening balance	4,123	4,042
Foreign exchange	18	81
Ending balance	4,141	4,123

11.Equity Investment

During the year ended December 31, 2018, the Company purchased 56,000 common shares in Kbridge Resources Development (“KRD”), a company related to the former CEO, representing 28.57% ownership of KRD, for $256,560 (CAD $350,000).

On March 20, 2019, the former CEO of the Company sold a further 38,000 common shares in KRD to the Company for $6,608 (CAD $8,800). The Company’s ownership in KRD increased to 47.96%.

The continuity of the Company’s investment in KRD is as follows:

Purchase of equity investment	$256,560
Share of loss of equity investee	(229,526)

Balance at December 31, 2019	$27,034
Share of loss of equity investee	(27,034)
Balance at December 31, 2020 and 2021	$-

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

Summary financial information of KRD on a gross basis for the year ended December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
As at	$	$
Current assets	521,307	290,130
Non-current assets	-	828,754
Current liabilities	(590,519)	(832,521)
Non-current liabilities	-	(597,103)
Net assets	(69,212)	(310,740)

	December 31, 2021	December 31, 2020
Year ended	$	$
Revenue	-	972,776
Expenses	(124,314)	(869,590)
Income (Loss) for the year	(124,314)	103,186

12.Income Taxes

The Company has non-capital losses carried forward of approximately $1,500,000 available to offset taxable income in future years which expires beginning in fiscal 2026, and expiring in 2041.

The Company is subject to Canadian federal and provincial income taxes at a combined rate of 27% (2020 - 27%). The reconciliation of the provision for income taxes at the combined Canadian federal and provincial statutory rate compared to the Company’s income tax expense as reported is as follows:

	2021	2020
	$	$
Income (loss) before income tax	559,039	10,046
Statutory tax rate	27%	27%
Expected tax expense (recovery)	151,000	3,000

Permanent differences	(26,000)	(10,000)
Effect of foreign exchange rate and other	(19,000)	(8,000)
Use of non-capital losses	125,000	-
Change in valuation allowance	(231,000)	15,000
Provision for income taxes	-	-

The significant components of deferred income tax assets and liabilities at December 31, 2021 and 2020, are as follows:

	2021	2020
Deferred income tax assets (liability)	$	$
Non-capital losses carried forward	175,000	351,000
Marketable securities	(39,000)	16,000
Resource pool	27,000	27,000
Asset retirement obligation	(1,000)	(1,000)
Total gross deferred income tax assets	162,000	393,000

Valuation allowance	(162,000)	(393,000)
Net deferred income tax asset	-	-

KBRIDGE ENERGY CORP.

Notes to the consolidated financial statements

December 31, 2021

(Expressed in U.S. dollars)

The Company has approximately $649,000 in non-capital losses to apply to future earnings, which expire between 2034 and 2038.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

13.Subsequent Event

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

KBridge Energy Corp

/s/ Piers VanZiffle

Piers VanZiffle

Director

August 26, 2022

Form 52-109FV2

Certification of Year End Filings

Venture Issuer Basic Certificate

I, Piers VanZiffle, Director, certify the following:

1.Review: I have reviewed the financial report and MD&A (together, the “filings”) of KBridge Energy Corp (the “issuer”) for the year ended December 31, 2021.

2.No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the year covered by the annual filings.

3.Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial report together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: August 26, 2022

/s/ Piers VanZiffle

Piers VanZiffle

Director

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 5209 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.