Form 20-F/A
period 2021-12-31
KBRIDGE ENERGY CORP.
filed 2022-10-19
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

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

Yes ☐   No ☒

ii

Amendments to the filed Form 20 F submitted for KBridge Energy Corp for the fiscal year ended December 31, 2021:

•Item 15 – Controls and Procedures

B. The review is extended to cover the December 31, 2021 year end

•Item 17 – Report of Independent Registered Public Accounting Firm

This section has been restated to properly include reference to the broad standards of the PCAOB and includes that the auditor is a public accounting firm registered with the PCAOB, is independent of the Company and is bound by U.S. federal securities laws and applicable rules and regulations of the SEC and the PCAOB

iii

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

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision of our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 and December 31, 2020 using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

C. Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1

PART III

ITEM 17 - Financial Statements

KBRIDGE ENERGY CORP.

Consolidated Financial Statements

December 31, 2021

(Expressed in U.S. Dollars)

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kbridge Energy Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kbridge Energy Corp.and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, stockholders’ deficit, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Kbridge Energy Corp.will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit, and has incurred significant operating losses and negative cash flows from operations since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical Audit Matters

Critical audit matters are matters arising form the current year audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for annual report filing on Form 20-F-A and that it has duly caused and authorized the undersigned to sign this amended 20-F-A on its behalf.

KBridge Energy Corp

/s/ Piers VanZiffle

Piers VanZiffle

Director

October 18, 2022

3

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

Date: October 18, 2022

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

4