Form 20-F/A
period 2021-12-31
KBRIDGE ENERGY CORP.
filed 2022-11-18
CIK 1212787

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 2

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

Amendment No. 1 (filed October 19, 2022)

- Item 15 – Controls and Procedures

B. the review is extended to cover the December 31, 2021 year end

- Item 17 – Report of Independent Registered Public Accounting Firm

This section has been restated to properly include reference to the broad standards of the

PCAOB and includes that the auditor is a public accounting firm registered with the PCAOB, is independent of the Company and is bound by U.S. federal securities laws and applicable rules and regulations of the SEC and the PCAOB

Amendment No. 2

- Item 17 – Report of Independent Registered Public Accounting Firm

The Audit report has been amended to encompass all of the standards of the PCAOB, not just the auditing standards.

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

October 28, 2022

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

Date: October 28, 2022

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